

08060114

adaptec®

SEC Mail Processing
Section

SEP 19 2008

Washington, DC
111

Adaptec, Inc.

2008 Annual Report & Proxy Statement

PROCESSED
SEP 26 2008
THOMSON REUTERS

Letter from
S. "Sundi" Sundaresh
President and Chief Executive Officer

Dear shareholders, customers, suppliers, and employees:

Over the past three years, Adaptec has executed a number of strategic initiatives, providing us a very solid foundation as we head into fiscal 2009. The Company has kept a rapid pace of innovation and has successfully managed several product launches. We recently completed the acquisition of Aristos Logic Corporation, a provider of industry-leading RAID solutions. And, to manage our cost structure, Adaptec has carried out several proactive measures to streamline and focus the business which have resulted in marked improvements in our operating model. We feel these actions provide us the foundation to build our business and drive our growth initiatives.

The Company still continues to face decreasing revenues as our legacy OEM business declines amid the continued transition of parallel SCSI technologies to serial solutions. To compensate for our declining revenues, we continue to implement operational efficiencies and maintain very tight fiscal control in order to manage this transition and its impact on Adaptec's P&L. These actions have included making a lot of hard decisions in fiscal 2008 and early 2009. A few of our strategic measures in the fiscal year include the divestiture of the Snap Server NAS business and the successful completion of a significant restructuring program. In addition to streamlining the Company's business, our recent acquisition of Aristos Logic will bring a healthy OEM business and new OEM opportunities for Adaptec.

Our tight fiscal control and the execution of proactive initiatives have resulted in improvements in our operating model and we started to see the results this year's income statement. On a GAAP basis, we had higher gross margins in fiscal 2008 than in recent periods, reporting a five-percentage point gross improvement year-over-year, and, for the last two quarters of fiscal 2008, we were profitable on a net income basis. The improvement we've seen in just one fiscal year has been an encouraging indicator of the pace at which we can execute.

Our balance sheet continues to be a core strength and provides us a wide range of options to strengthen our innovation engine and provide shareholder value. We are also pleased to note that we've been steadily increasing our cash over the last two years under topline pressures, as we have been very focused on improving our working capital. We ended the year with over $626 million in cash and, in just the last fiscal year, our total cash and investments increased by nearly $54 million.

Adaptec has always been about developing market-leading technologies. To that end, we have made considerable strides with the successful global launch of our Series 5 Unified Serial RAID controller family. This is a revolutionary product that provides unmatched value in the market. This family includes the industry's first RAID controller solution offering up to 28-port connectivity with both internal and external ports to achieve I/O performance up to five times faster than competitive products. These products allow Adaptec to meet the demanding requirements of a wide range of growing storage-critical, bandwidth-intensive applications such as Web hosting, digital video surveillance, medical imaging and communications.

Building on that success, in early fiscal 2009, the Series 5 was followed by the launch of the low-profile Series 2 RAID controllers. The Series 2 is built on the same architecture used in the Series 5 RAID controllers, which provides significant performance enhancement and scalability to low-cost data storage systems. Both of these product launches were well received by industry analysts and put us in a competitive position in the marketplace.

Adaptec must continue to innovate to succeed. This is important to remember as we work our way through this difficult technology transition. I can tell you, however, that the company is focused and driving our product roadmap forward to keep the same pace of innovation as we head into FY 2009. In September 2008, we launched Intelligent Power Management, the industry's first and only RAID controller-based power management solution for SATA and SAS Storage. Integrated into all of Adaptec's Series 5 and Series 2 Unified Serial™ RAID controllers, it allows system OEMs, integrators and IT managers to easily custom configure storage systems to reduce power consumption by up to 70 percent without sacrificing performance.

We also recently completed the acquisition of privately-held Aristos Logic, a provider of industry-leading RAID solutions. We are very excited about this acquisition for a number of reasons. First, the company brings to us a strategic customer base to help drive new OEM opportunities for Adaptec. Second, Aristos' technologies and customers will also enable us to expand into high growth adjacent RAID segments, including performance

desktops, blade servers, and enterprise-class external storage systems; according to IDC, the RAID market (software and silicon) is expected to exceed $1 billion by 2011. Third, as we build-out our I/O strategy—advancing I/O performance while integrating additional controller-based system functionality beyond RAID—the assets we've obtained through this acquisition become especially valuable to us. And finally, this acquisition will provide us the strong ASIC roadmap necessary to develop next generation 6 Gb/s RAID controllers. This will, in turn, help us expand our channel offerings to include 6 Gb/s ROC/IOC processors, enhancing the value of our current lines of Unified Serial™ (SATA and SAS) products.

As we head into fiscal 2009, I feel that Adaptec has a clear focus to build our future. I am very proud of the Adaptec team, which has accomplished a lot this year. We would also like to thank our stockholders, customers, and suppliers, and employees for your continued support during our transformation.

Sincerely,



S. "Sundi" Sundaresh
President and CEO
Adaptec, Inc.

Safe-Harbor Statement: This letter includes forward-looking statements, including statements regarding our belief that the strategic initiatives we have initiated over the past three years provides us with a very solid foundation to build our business and drive our growth initiatives as we head into fiscal 2009, the measures we intend to take to compensate for our declining revenues, our expected product roadmap and the anticipated benefits of our recent acquisition of Aristos Logic Corporation. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Please see the section entitled "Risk Factors" contained in Section 1A of the Form 10-K/A included with this proxy statement and annual report for more information about some of these important factors. We assume no obligation to update any forward-looking information that is contained in this letter, except as required by law.

Available Information

Adaptec will mail without charge, upon written request, a copy of Adaptec's Annual Report on Form 10-K for fiscal year 2008, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

Adaptec, Inc.
691 South Milpitas Boulevard
Milpitas, California 95035
Attn: Stock Administration

Notice of 2008 Annual Meeting and Proxy Statement

Proxy

adaptec®

September 8, 2008

To our stockholders:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders (the "Annual Meeting") to be held at Adaptec's corporate headquarters at 691 South Milpitas Boulevard, Milpitas, California 95035 on Thursday, October 23, 2008 at 1:00 p.m., local time.

The matters to be acted upon at the Annual Meeting are described in detail in the accompanying Notice of 2008 Annual Meeting of Stockholders and Proxy Statement.

If you received your Annual Meeting materials by mail, the Notice of 2008 Annual Meeting of Stockholders, Annual Report, Proxy Statement and proxy card or voting instruction card are enclosed. If you received your Annual Meeting materials by email, the email contains voting instructions and links to the Annual Meeting materials on the Internet.

Please use this opportunity to contribute to our company by voting on the matters to come before the Annual Meeting. Whether or not you plan to attend the Annual Meeting, if you are a beneficial holder (see definition in the accompanying Proxy Statement), you may cast your vote online even if you did not receive your Annual Meeting materials by email. To vote online, follow the instructions for online voting contained within your Annual Meeting materials. In addition, if you are a beneficial holder and you live in the United States or Canada, you may vote by telephone by following the instructions for telephone voting contained within your Annual Meeting materials. If you are a beneficial holder and you received your Annual Meeting materials by mail and do not wish to vote online or by telephone, or if you are a registered stockholder (see definition in the accompanying Proxy Statement), please complete, date, sign and promptly return the enclosed proxy card or voting instruction card in the enclosed postage-paid envelope before the Annual Meeting so that your shares will be represented at the Annual Meeting. Voting online, by telephone or by returning the proxy card or voting instruction card does not deprive you of your right to attend the Annual Meeting and to vote your shares in person.

We encourage you to conserve natural resources, as well as significantly reduce printing and mailing costs, by signing up for electronic delivery of Adaptec stockholder communications. For more information, see the "Electronic Delivery of Stockholder Communications" section of the enclosed Proxy Statement.

To assure your representation at the Annual Meeting, we urge you to vote as soon as possible. If telephone or online voting is available to you, we encourage you to use these faster and less costly methods.

We hope you'll join us at the Annual Meeting.

Sincerely,



Subramanian "Sundi" Sundaresh
Chief Executive Officer

ADAPTEC, INC.
691 South Milpitas Boulevard
Milpitas, California 95035

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS

To our stockholders:

Our 2008 Annual Meeting of Stockholders (the "Annual Meeting") will be held at Adaptec's corporate headquarters at 691 South Milpitas Boulevard, Milpitas, California 95035 on Thursday, October 23, 2008 at 1:00 p.m., local time.

At the Annual Meeting, you will be asked to consider and vote upon the following matters:

1. The election of nine directors to our Board of Directors, each to serve until our 2008 Annual Meeting of Stockholders and until his successor has been elected and qualified or until his earlier resignation, death or removal. Our Board of Directors intends to present the following nominees for election as directors:

Jon S. Castor	Jack L. Howard	Joseph S. Kennedy
Robert J. Loarie	John Mutch	John J. Quicke
Lawrence J. Ruisi	Subramanian "Sundi" Sundaresh	Douglas E. Van Houweling

2. The amendment and restatement of our 2004 Equity Incentive Plan to (i) reduce the number of shares available for grant under the 2004 Equity Incentive Plan from 20,839,653 shares as of the record date to 14,500,000 shares, (ii) remove the 5,000,000 share limitation with respect to awards granted under the 2004 Equity Incentive Plan at less than fair market value, (iii) revise the categories of performance-related goals that may be applicable to an award granted under the 2004 Equity Incentive Plan, (iv) remove "single trigger" acceleration of vesting upon a change in control and (v) modify the definition of incumbent directors with respect to the definition of a change of control.

3. The granting of authority to our Board of Directors and to the Compensation Committee of our Board of Directors to grant awards under our 2006 Director Plan to our directors that are affiliated with Steel Partners II, L.P. during the period beginning immediately following the Annual Meeting and ending on May 12, 2011.

4. The granting of authority to our Board of Directors to effect at any time prior to our 2009 Annual Meeting of Stockholders a reverse split of our common stock at one of the following exchange ratios: (i) 1-for-3, (ii) 1-for-4 or (iii) 1-for-5. Our board of directors would retain discretion to elect to implement any one of the approved reverse stock splits or to elect not to implement a reverse stock split.

5. The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2009.

6. The transaction of any other business that may properly come before the Annual Meeting or any adjournment of the Annual Meeting.

These items of business are more fully described in the attached Proxy Statement. Only stockholders of record at the close of business on August 27, 2008 are entitled to notice of and to vote at the Annual Meeting or any adjournment of the Annual Meeting.

By Order of the Board of Directors,



Dennis R. DeBroeck
Corporate Secretary

Milpitas, California
September 8, 2008

Whether or not you plan to attend the Annual Meeting, please cast your vote online, by telephone or by completing, dating, signing and promptly returning the enclosed proxy card or voting instruction card in the enclosed postage-paid envelope before the Annual Meeting so that your shares will be represented at the Annual Meeting.

ADAPTEC, INC.
691 South Milpitas Boulevard
Milpitas, California 95035

PROXY STATEMENT

September 8, 2008

The accompanying proxy is solicited on behalf of the Board of Directors of Adaptec, Inc., a Delaware corporation ("Adaptec"), for use at the 2008 Annual Meeting of Stockholders (the "Annual Meeting") to be held at Adaptec's corporate headquarters at 691 South Milpitas Boulevard, Milpitas, California 95035 on Thursday, October 23, 2008 at 1:00 p.m., local time. This Proxy Statement and the accompanying form of proxy card / voting instruction card were first mailed to stockholders on or about September 18, 2008. Our Annual Report for fiscal 2008 is enclosed with this Proxy Statement. This Proxy Statement was also posted on our website at *http://investor.adaptec.com* on September 8, 2008.

Record Date; Quorum; List of Stockholders of Record

Only holders of record of common stock at the close of business on August 27, 2008 will be entitled to vote at the Annual Meeting. At the close of business on the record date, we had 121,479,944 shares of common stock outstanding and entitled to vote. A majority of the shares outstanding on the record date, represented by proxy or in person, will constitute a quorum for the transaction of business at the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for inspection at our executive offices for a period of ten days before the Annual Meeting. Stockholders may examine the list for purposes germane to the Annual Meeting.

Voting Rights; Required Vote

Stockholders are entitled to one vote for each share of common stock held by them as of the record date. Directors will be elected by a plurality of the shares of common stock represented by proxy at the Annual Meeting and entitled to vote on the election of directors. This means that the nine nominees receiving the highest number of votes will be elected to the Board. Stockholders do not have the right to cumulate their votes in the election of directors. Approval of each of Proposal No. 2 amending and restating our 2004 Equity Incentive Plan and Proposal No. 5 ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2009 requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy. Approval of Proposal No. 3 granting our Board of Directors and the Compensation Committee of our Board of Directors authority to grant awards under our 2006 Director Plan to our directors who are affiliated with Steel Partners II, L.P. ("Steel Partners") during the period beginning immediately following the Annual Meeting and ending on May 12, 2011 requires the affirmative vote of 66⅔% of our outstanding shares of common stock, excluding any shares "owned" (as such term is defined in Section 203 of the Delaware General Corporation Law) by Steel Partners or its "affiliates" or "associates" (as such terms are defined in Section 203 of the Delaware General Corporation Law). Approval of Proposal No. 4 granting our Board of Directors authority to implement a reverse stock split at one of three specified exchange rates prior to our 2009 Annual Meeting of Stockholders requires the affirmative vote of a majority of our shares of common stock outstanding on the record date.

Voting of Proxies

Stockholders that are "beneficial owners" (your Adaptec shares are held for you in street name by your bank, broker or other nominee) have three options for submitting their votes before the Annual Meeting, by: (a) Internet, (b) telephone or (c) mailing a completed voting instruction card to your bank, broker or other nominee. If you have Internet access and are a beneficial owner of shares of Adaptec common stock, you may submit your proxy from any location in the world by following the "Vote by Internet" instructions on the voting instruction card. If you live in the United States or Canada and are a beneficial owner, you may also submit your

Proxy

proxy by telephone by following the "Vote by Telephone" instructions on the voting instruction card. If you received your Annual Meeting materials by mail and do not wish to vote online or by telephone, or if you are a "registered stockholder" (you hold your Adaptec shares in your own name through our transfer agent, Registrar and Transfer Company, or you are in possession of stock certificates), please complete and properly sign the proxy card (registered holders) or voting instruction card (beneficial owners) you receive and return it in the prepaid envelope provided, and it will be voted in accordance with the specifications made on the proxy card or voting instruction card. If no specification is made on a signed and returned proxy card or voting instruction card, the shares represented by the proxy will be voted "FOR" the election to the Board of Directors of each of the nine nominees named on the proxy card or voting instruction card, "FOR" the amendment and restatement of our 2004 Equity Incentive Plan, "FOR" the grant of authority to our Board of Directors to implement a reverse stock split at one of three specified exchange rates prior to our 2009 Annual Meeting of Stockholders, "FOR" the grant of authority to our Board of Directors and Compensation Committee to grant awards under our 2006 Director Plan to directors who are affiliated with Steel Partners during the period beginning immediately following the Annual Meeting and ending on May 12, 2011, and "FOR" ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2009 and, if any other matters are properly brought before the Annual Meeting, the proxy will be voted as the Board of Directors may recommend. We encourage beneficial owners with Internet access to record your vote on the Internet or, alternatively, to vote by telephone. Internet and telephone voting is convenient, saves on postage and mailing costs and is recorded immediately, minimizing risk that postal delays may cause your vote to arrive late and therefore not be counted. If you attend the Annual Meeting, you also may vote in person, and any previously submitted votes will be superseded by the vote you cast at the Annual Meeting.

Effect of Abstentions and "Broker Non-Votes"

If a registered stockholder indicates on his or her proxy card that the stockholder wishes to abstain from voting, or a beneficial owner instructs its bank, broker or other nominee that the stockholder wishes to abstain from voting, these shares are considered present and entitled to vote at the Annual Meeting. These shares will count toward determining whether or not a quorum is present. Because directors are elected by a plurality of the shares of common stock represented by proxy at the Annual Meeting and entitled to vote on the election of directors, abstentions will have no effect on the election of the nine members to our Board of Directors. However, abstentions will have the same effect as a vote against each of the other proposals.

If a beneficial owner does not give a proxy to his or her broker with instructions as to how to vote the shares, the broker has authority under New York Stock Exchange rules to vote those shares for or against "routine" matters. These rules apply to us notwithstanding the fact that shares of our common stock are traded on The NASDAQ Global Market. Proposal No. 1 electing nine directors to our Board of Directors, Proposal No. 3 granting authority to our Board of Directors and Compensation Committee to grant awards under our 2006 Director Plan to directors who are affiliated with Steel Partners during the period beginning immediately following the Annual Meeting and ending on May 12, 2011 and Proposal No. 5 ratifying PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2009 each constitute "routine" proposals. If a broker votes shares that are unvoted by its customers for or against a "routine" proposal, these shares are counted for the purpose of establishing a quorum and also will be counted for the purpose of determining the outcome of such "routine" proposals. If a broker chooses to leave these shares unvoted, which are referred to as "broker non-votes," the shares will be counted for the purpose of establishing a quorum for conducting business at the Annual Meeting, but not for determining the outcome of Proposal No. 1 electing nine directors to our Board of Directors or Proposal No. 5 ratifying PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2009. However, broker non-votes will have the same effect as a vote against Proposal No. 3 granting authority to our Board of Directors and Compensation Committee to grant awards under our 2006 Director Plan to directors who are affiliated with Steel Partners during the period beginning immediately following the Annual Meeting and ending on May 12, 2011.

However, where a proposal is not "routine," a broker who has received no instructions from its client generally does not have discretion to vote its clients' unvoted shares on that proposal. Proposal No. 2 to amend and restate our 2004 Equity Incentive Plan, and Proposal No. 4 to grant authority to our Board of Directors to implement a reverse stock split at one of three specified exchange rates prior to our 2009 Annual Meeting of Stockholders are not "routine" proposals. Because brokers cannot vote "unvoted" shares on behalf of their customers for "non-routine" matters, if you do not vote your shares, you will not have a say in these important issues to be presented at the Annual Meeting. Broker non-votes will not be taken into account in determining the outcome of Proposal No. 2 amending and restating our 2004 Equity Incentive Plan, but will have the same effect as a vote against Proposal No. 4 granting our Board of Directors authority to implement a reverse stock split at one of three specified exchange rates prior to our 2009 Annual Meeting of Stockholders.

The inspector of elections appointed for the Annual Meeting will separately tabulate the relevant affirmative and negative votes, abstentions and broker non-votes for each proposal.

Adjournment of Annual Meeting

If a quorum is not present to transact business at the Annual Meeting or if we do not receive sufficient votes in favor of the proposals by the date of the Annual Meeting, the persons named as proxies may propose one or more adjournments of the Annual Meeting to permit solicitation of additional proxies. The chairperson of the Annual Meeting shall have the power to adjourn the Annual Meeting.

Expenses of Soliciting Proxies

Our Board of Directors is soliciting the proxy included with this Proxy Statement for use at the Annual Meeting. We will pay the expenses of soliciting proxies for the Annual Meeting. After the original mailing of the proxy cards and other soliciting materials, we and/or our agents, including our directors, officers or employees, also may solicit proxies by mail, telephone, facsimile, email or in person. After the original mailing of the proxy cards and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our common stock forward copies of the proxy cards and other soliciting materials to persons for whom they hold shares and request authority for the exercise of proxies. We will reimburse the record holders for their reasonable expenses if they ask us to do so. We have engaged The Altman Group to assist in the solicitation of proxies and to provide related advice and information support at an estimated cost of $10,000, plus expenses and disbursements. Our directors, officers and employees will not receive any additional compensation for any soliciting efforts in which they may be engaged.

Revocability of Proxies

Any person signing a proxy card or voting instruction card in the form accompanying this Proxy Statement has the power to revoke it at any time before it is voted. A proxy may be revoked by signing and returning a proxy card or voting instruction card with a later date, by delivering a written notice of revocation to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, that the proxy is revoked or by attending the Annual Meeting and voting in person. The mere presence at the Annual Meeting of a stockholder who has previously appointed a proxy will not revoke the appointment. Please note, however, that if a stockholder has instructed a broker, bank or nominee to vote his, her or its shares of Adaptec common stock, the stockholder must follow the directions received from the broker, bank or nominee to change his, her or its instructions. In the event of multiple online or telephone votes by a stockholder, each vote will supersede the previous vote and the last vote cast will be deemed to be the final vote of the stockholder, unless such vote is revoked in person at the Annual Meeting according to the revocability instructions outlined above.

Electronic Delivery of Stockholder Communications

If you received your Annual Meeting materials by mail, we encourage you to help us conserve natural resources, as well as significantly reduce printing and mailing costs, by **signing up to receive your stockholder communications electronically via email**. With electronic delivery, you will be notified via email as soon as the

Annual Report and Proxy Statement are available on the Internet, and you can easily submit your vote online. Electronic delivery also can eliminate duplicate mailings and reduce the amount of bulky paper documents you maintain in your personal files. To sign up for electronic delivery:

Registered Owner: follow the instructions on the proxy card enclosed with your Annual Meeting materials to enroll.

Beneficial Owner: visit *www.icsdelivery.com* to enroll.

Your electronic delivery enrollment will be effective until you cancel it. If you have questions about electronic delivery, please call our Stock Administration Department at (408) 957-6765.

Delivery of Voting Materials to Stockholders Sharing an Address

To reduce the expense of delivering duplicate voting materials to stockholders who may have more than one Adaptec stock account, we have adopted a procedure approved by the Securities and Exchange Commission ("SEC") called "householding." Under this procedure, certain stockholders of record who have the same address and last name and do not participate in electronic delivery of Annual Meeting materials will receive only one copy of the Annual Meeting materials and any additional proxy soliciting materials sent to stockholders until such time as one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce duplicate mailings and save printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to receive separate proxy cards or voting instruction cards.

How to Obtain a Separate Set of Voting Materials

If you received a householded mailing this year and you would like to have additional copies of the Annual Meeting materials mailed to you, please submit your request to Adaptec, Inc., 691 South Milpitas Boulevard, Milpitas, California 95035, Attn: Stock Administration Department, or call (408) 957-6765. You may also contact us at this address or phone number above if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

PROPOSAL NO. 1—ELECTION OF DIRECTORS

Our Board of Directors currently consists of nine directors. D. Scott Mercer, one of our current non-employee directors, will not stand for re-election and his term will expire at the Annual Meeting. Each of our other current directors will stand for re-election at the Annual Meeting, and our Board of Directors has nominated Lawrence J. Ruisi to fill the director position currently held by Mr. Mercer. It is intended that your proxy will be voted for the nine nominees named below for election to our Board of Directors unless authority to vote for any such nominee is withheld.

Proxies cannot be voted for a greater number of persons than the number of nominees named. If any nominee for any reason is unable to serve, or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder may determine. We are not aware of any nominee who will be unable to, or for good cause will not, serve as a director. The term of office of each person elected as a director will continue until the next annual meeting of our stockholders or until his successor has been elected and qualified.

Directors/Nominees

The names of the nominees for election to our Board of Directors, their ages as of the date of this Proxy Statement and certain information about them are set forth below. Additional biographical information concerning each of these nominees follows the table.



Name	Age	Principal Occupation	Director Since
Jon S. Castor	56	Private Investor	2006
Jack L. Howard	46	President of Steel Partners LLC	2007
Joseph S. Kennedy	62	Private Investor	2001
Robert J. Loarie	65	Private Investor	1981
John Mutch	52	Managing Partner of MV Advisors LLC	2007
John J. Quicke	59	Managing Director and Operating Partner of Steel Partners LLC	2007
Lawrence J. Ruisi	60	Private Investor/Consultant	—
Subramanian "Sundi" Sundaresh	52	President and Chief Executive Officer of Adaptec, Inc.	2005
Douglas E. Van Houweling	64	President and Chief Executive Officer of the University Corporation for Advanced Internet Development	2002

Jon S. Castor has been a private investor since June 2004. From January 2004 to June 2004, Mr. Castor was an Executive Advisor to the Chief Executive Officer of Zoran Corporation, a provider of digital solutions for applications in the digital entertainment and digital imaging markets, and from August 2003 to December 2003, he was Senior Vice President and General Manager of Zoran's DTV Division. From October 2002 to August 2003, Mr. Castor was the Senior Vice President and General Manager of the TeraLogic Group at Oak Technology Inc., a developer of integrated circuits and software for digital televisions and printers, which was acquired by Zoran. In 1996, Mr. Castor co-founded TeraLogic, Inc., a developer of digital television integrated circuits, software and systems, where he served in several capacities, including as its Chief Executive Officer and director from November 2000 to October 2002, when it was acquired by Oak Technology.

Jack L. Howard became the Chairman of our Board of Directors in August 2008. Mr. Howard co-founded Steel Partners, a private investment partnership, in 1993. He is the President of Steel Partners LLC ("Partners LLC"), a global investment management firm. He has been associated with Partners LLC and its affiliates since 1993. He has been a registered principal of Mutual Securities, Inc., a NASD registered broker-dealer, since 1989. Mr. Howard has served as the Chief Operating Officer of SP Acquisition Holdings, Inc. ("SP Acquisition"), a company formed for the purpose of acquiring one or more businesses or assets, since June 2007 and has served as its Secretary since February 2007. He also served as a director of SP Acquisition from February 2007 to June 2007 and as its Vice-Chairman from February 2007 to August 2007. Mr. Howard has served as Chairman of the Board of WebFinancial Corporation ("WebFinancial"), which through its operating subsidiaries operates niche

banking markets since June 2005, as a director of WebFinancial since 1996 and as its Vice President since 1997. He served as Chairman of the Board and Chief Executive Officer of Gateway Industries, Inc., a provider of database development and website design and development services, from February 2004 to April 2007 and as Vice President from December 2001 to April 2007. Mr. Howard currently serves as a director of WHX Corporation and CoSine Communications, Inc.

Joseph S. Kennedy has been a private investor since May 2008. From June 2003 until May 2008, Mr. Kennedy served as President and Chief Executive Officer of Omneon, Inc., a developer of video media servers for the broadcast industry. From June 1999 until March 2002, he served as President, Chief Executive Officer and Chairman of the Board of Pluris Inc., a developer of Internet routers. Mr. Kennedy was the founder and Chief Executive Officer of Rapid City Communications from February 1996 until that company was acquired by Bay Networks in June 1997, after which time he served as President and General Manager of Bay Networks' switching products division until June 1998.

Robert J. Loarie retired as an Advisory Director of Morgan Stanley & Co., a diversified investment firm in October 2007. He also served as Managing Director for Morgan Stanley & Co from December 1997 until March 2003, and as a principal of that firm from August 1992 until November 1997. Mr. Loarie also served as a general partner or managing member of several venture capital investment partnerships or limited liability companies affiliated with Morgan Stanley from August 1992 until October 2007.

John Mutch has since December 2005 been the founder and managing partner of MV Advisors, LLC, a strategic block investment firm that provides focused investment and strategic guidance to small and mid-cap technology companies. Prior to founding MV Advisors, Mr. Mutch was the President and CEO of Peregrine Systems, an enterprise software provider. In March 2003, Mr. Mutch was appointed to the Peregrine Board of Directors by the U.S. Bankruptcy Court and assisted the company in its bankruptcy work out. Mr. Mutch became President and CEO of Peregrine in August 2003 until its sale to Hewlett Packard in December of 2005. Previously, Mr. Mutch served as President and CEO of HNC Software, an enterprise analytics software provider that was sold to Fair Isaac in August 2002. Mr. Mutch also spent seven years at Microsoft Corporation in a variety of executive sales and marketing positions. Mr. Mutch is also the Chairman of Aspyra, Inc., and a director of Phoenix Technologies Ltd., and EDGAR Online, Inc.

John J. Quicke is a Managing Director and operating partner of Partners LLC. He has been associated with Partners LLC and its affiliates since September 2005. Mr. Quicke served as Chairman of the Board of NOVT from April 2006 to January 2008 and served as President and Chief Executive Officer of NOVT from April 2006 to November 2006. He has served as a director of WHX since July 2005, as a Vice President since October 2005 and as President and Chief Executive Officer of its Bairnco Corporation subsidiary since April 2007. Mr. Quicke served as a director, President and Chief Operating Officer of Sequa Corporation, a diversified industrial company, from 1993 to March 2004, and Vice Chairman and Executive Officer of Sequa from March 2004 to March 2005. As Vice Chairman and Executive Officer of Sequa, he was responsible for the Automotive, Metal Coating, Specialty Chemicals, Industrial Machinery and Other Product operating segments of the company. From March 2005 to August 2005, Mr. Quicke occasionally served as a consultant to Steel Partners and explored other business opportunities. Mr. Quicke currently serves as a director of WHX Corporation.

Lawrence J. Ruisi is a private investor/consultant and also serves on the Board of Governors of Sound Shore Medical Center where he was Chairman from 2002 to 2006. Mr. Ruisi was Chief Executive Officer and President of Loews Cineplex Entertainment from 1998 to 2002, Executive Vice President of Sony Pictures Entertainment from 1991 to 1998, Senior Vice President of Columbia Pictures Entertainment from 1987 to 1990 and Senior Vice President Finance and Vice President and Controller of Tri-Star Pictures from 1983 to 1987. Mr. Ruisi started his career in public accounting and worked for Price Waterhouse & Co. from 1970 to 1983. He also serves on the boards of directors of UST Inc., a packaged goods company, Hughes Communications, Inc., a provider of broadband satellite network services and systems, and Innkeepers USA, a privately held hotel real estate investment trust.

Subramanian "Sundi" Sundaresh has served as our Chief Executive Officer since November 2005, President since May 2005 and briefly served as our Executive Vice President of Marketing and Product Development in May 2005. Prior to rejoining Adaptec, Mr. Sundaresh provided consulting services at various companies, including Adaptec, from December 2004 to April 2005. Between July 2002 and December 2004, Mr. Sundaresh served as President and Chief Executive Officer of Candera, Inc., a supplier of network storage controllers. From July 1998 to April 2002, Mr. Sundaresh served as President and Chief Executive Officer of Jetstream Communications, a provider of Voice over Broadband solutions. Mr. Sundaresh previously worked at Adaptec from March 1993 to June 1998 as Vice President and General Manager for the Personal I/O business and Corporate Vice President of Worldwide Marketing.

Douglas E. Van Houweling has served as the President and Chief Executive Officer of the University Corporation for Advanced Internet Development (UCAID), the formal organization supporting Internet2, since November 1997. Dr. Van Houweling also serves as a professor in the School of Information at the University of Michigan. Before undertaking his responsibilities at UCAID, Dr. Van Houweling was Dean for Academic Outreach and Vice Provost for Information and Technology at the University of Michigan.

Independent Directors

Our Chief Executive Officer, Subramanian "Sundi" Sundaresh, is a member of our Board of Directors. Each of our current non-employee directors, Jon S. Castor, Joseph S. Kennedy, D. Scott Mercer, John Mutch, John J. Quicke, Jack L. Howard and Douglas E. Van Houweling, as well as our director nominee, Lawrence J. Ruisi, qualifies as "independent" in accordance with the rules of The NASDAQ Stock Market. The NASDAQ independence definition includes a series of objective tests, including that a director may not be our employee and that the director has not engaged in various types of business dealings with us. In addition, as further required by the NASDAQ rules, our Board of Directors has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board of Directors, would interfere with the exercise of such director's independent judgment in carrying out the responsibilities of a director.

Board of Directors Meetings and Committees

During the fiscal year ended March 31, 2008, the Board of Directors met 24 times, including telephone conference meetings. No director attended fewer than 75% of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which the director served during fiscal 2008.

Standing committees of the Board of Directors consist of the Audit Committee, Compensation Committee and Governance and Nominating Committee. In addition, during fiscal 2006 the Board of Directors established a Transaction Committee that was not intended to be a standing committee; this committee was disbanded in May 2007. Each of the Audit Committee, Compensation Committee and Governance and Nominating Committee operate under a written charter approved by the Board of Directors, all of which are available on our website at *www.adaptec.com*. Each of these charters also is available in print to any stockholder upon request.

We strongly encourage directors to attend our annual meetings of stockholders. The Board of Directors endeavors to hold its Board and Board committee meetings on the same day as the annual meeting of stockholders to encourage director attendance. Each of our nine directors attended our 2007 Annual Meeting of Stockholders.

Audit Committee. The current members of the Audit Committee are John Mutch (Chair), Jon S. Castor and Joseph S. Kennedy. If elected to the Board, Lawrence J. Ruisi will join the Audit Committee immediately following the Annual Meeting. Mr. Kennedy will step down from the Audit Committee upon the appointment of Mr. Ruisi to the Audit Committee, and Mr. Kennedy will join the Governance and Nominating Committee. Each of the current members of the Audit Committee and Mr. Ruisi is "independent" as defined by the rules of The NASDAQ Stock Market. Our Board of Directors has determined that each of the Audit Committee members who will serve following the Annual Meeting is financially literate, as required by NASDAQ listing standards, and that each of Mr. Mutch and Mr. Ruisi qualifies as an "audit committee financial expert," as defined under

Item 407(d)(5) of Regulation S-K. Prior to our 2007 Annual Meeting of Stockholders held in December 2007, Jon S. Castor, Joseph S. Kennedy and Charles J. Robel (Chair) served on our Audit Committee, each of whom was financially literate. Mr. Mutch joined the Audit Committee and was appointed its Chairman in December 2007 upon his election to our Board of Directors, as Mr. Robel did not stand for re-election at the 2007 Annual Meeting of Stockholders. The Audit Committee met 11 times during fiscal 2008, including telephone conference meetings. The Audit Committee assists the full Board of Directors in its general oversight of our financial reporting, internal controls and audit functions, and is directly responsible for the appointment, compensation and retention of our independent registered public accounting firm, which reports to the Audit Committee. For more information, see "Report of the Audit Committee."

Compensation Committee. The current members of the Compensation Committee are Jon S. Castor (Chair), Robert J. Loarie and John J. Quicke. Each of the current Compensation Committee members are "independent" as defined by the rules of The NASDAQ Stock Market, an "outside" director as defined in the Internal Revenue Code of 1986, as amended, and a "non-employee director," as defined in Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act"). Prior to our 2007 Annual Meeting of Stockholders, Jon S. Castor, Robert J. Loarie and Judith M. O'Brien (Chair) served on our Compensation Committee, each of whom met the foregoing standards. Mr. Quicke joined the Compensation Committee in December 2007 upon his election to our Board of Directors, as Ms. O'Brien did not stand for re-election at the 2007 Annual Meeting of Stockholders. Mr. Castor was appointed as the new Chairman of the Compensation Committee in December 2007. The Compensation Committee met ten times during fiscal 2008. The Compensation Committee establishes our executive compensation policy and determines the salary, bonuses and equity incentive awards of our executive officers. For more information, see "Executive Compensation" and the "Compensation Discussion and Analysis."

Governance and Nominating Committee. The current members of the Governance and Nominating Committee are Douglas E. Van Houweling, Jack L. Howard and D. Scott Mercer (Chair). We expect that following the Annual Meeting, Mr. Kennedy will join the Governance and Nominating Committee to replace Mr. Mercer who is not standing for re-election at the Annual Meeting, and that Mr. Van Houweling will become Chairman of the Governance and Nominating Committee. Each of the current Governance and Nominating Committee members and Mr. Kennedy are "independent" as defined by the rules of The NASDAQ Stock Market. Prior to our 2007 Annual Meeting of Stockholders, Judith M. O'Brien and Douglas E. Van Houweling (Chair) served on our Governance and Nominating Committee, each of whom was also "independent" as defined by the rules of The NASDAQ Stock Market. Mr. Howard joined the Governance and Nominating Committee in December 2007 upon his election to our Board of Directors, as Ms. O'Brien did not stand for re-election at the 2007 Annual Meeting of Stockholders. The Governance and Nominating Committee is responsible for reviewing the qualifications of potential candidates for membership on our Board of Directors and recommending such candidates to the full Board of Directors. In addition, the Governance and Nominating Committee makes recommendations regarding the structure and composition of our Board of Directors and advises and makes recommendations to the full Board of Directors on matters concerning corporate governance. The Governance and Nominating Committee met one time during fiscal 2007.

Transaction Committee. The Board disbanded the Transaction Committee in May 2007 and matters formerly handled by the Transaction Committee are now handled by the full Board of Directors. The most recent members of the Transaction Committee were Jon S. Castor, D. Scott Mercer and Charles J. Robel. The Transaction Committee was responsible for evaluating, planning and approving certain strategic business transactions for Adaptec. The Transaction Committee met two times during fiscal 2008.

Consideration of Director Nominees; New Nominees for Director

Director Qualifications. The goal of the Governance and Nominating Committee is to ensure that our Board of Directors possesses a variety of perspectives and skills derived from high-quality business and professional experience. The Governance and Nominating Committee seeks to achieve a balance of knowledge, experience and capability on our Board of Directors. To this end, the Governance and Nominating Committee seeks nominees with high professional and personal ethics and values, an understanding of our business lines and

industry, diversity of business experience and expertise, broad-based business acumen and the ability to think strategically. In addition, the Governance and Nominating Committee considers the level of the candidate's commitment to active participation as a director, both at board and committee meetings and otherwise. Although the Governance and Nominating Committee uses these and other criteria to evaluate potential nominees, we have no stated minimum criteria for nominees. The Governance and Nominating Committee does not use different standards to evaluate nominees depending on whether they are proposed by our directors and management or by our stockholders. When appropriate, the Governance and Nominating Committee may retain executive recruitment firms to assist it in identifying suitable candidates. After its evaluation of potential nominees, the Governance and Nominating Committee submits its chosen nominees to the Board of Directors for approval.

New Nominees for Director. The Governance and Nominating Committee has in the past utilized the services of an executive recruitment firm to assist it in identifying suitable candidates to join our Board. Mr. Ruisi was proposed as a director candidate by John J. Quicke.

Stockholder Nominees. The Governance and Nominating Committee will consider stockholder recommendations for director candidates. If a stockholder would like to recommend a director candidate for the next annual meeting of stockholders, the stockholder must deliver the recommendation to our Corporate Secretary at our principal executive offices no later than 75 days prior to and no earlier than 105 days prior to October 23, 2009, the anniversary of the Annual Meeting (the deadline for nominations for the 2009 Annual Meeting of Stockholders is between July 9, 2009 and August 8, 2009); provided, however, if the 2009 Annual Meeting of Stockholders occurs on a date more than 30 days earlier or 60 days later than the anniversary of the Annual Meeting, then notice by the stockholder to be timely must be delivered no later than 75 days prior to and no earlier than 105 days prior to the 2009 Annual Meeting of Stockholders or 10 days following the day on which public announcement (in a filing under the Exchange Act or by press release) of the date of the 2009 Annual Meeting of Stockholders is first made by our Board of Directors. Recommendations for candidates should be accompanied by personal information about the candidate, including a list of the candidate's references, the candidate's resume or curriculum vitae and the other information that would be required in the stockholder notice required by Section 1.12 of our bylaws. A stockholder recommending a candidate may be asked to submit additional information as determined by the Governance and Nominating Committee and as necessary to satisfy the rules of the SEC or The NASDAQ Stock Market. If a stockholder's recommendation is received within the time period set forth above and the stockholder has met the criteria set forth above, the Governance and Nominating Committee will evaluate such candidate, along with the other candidates being evaluated by the Governance and Nominating Committee, in accordance with the committee's charter and will apply the criteria described under "Consideration of Director Nominees; New Nominees for Director—Director Qualifications" above.



Communication with the Board

You may contact the Board of Directors by sending an email to directors@adaptec.com or by mail to Board of Directors, Adaptec, Inc., 691 South Milpitas Boulevard, Milpitas, California 95035. An employee will forward these emails and letters directly to the Board of Directors. We reserve the right not to forward to the Board of Directors any abusive, threatening or otherwise inappropriate materials.

Corporate Governance Guidelines

The Board of Directors serves as our ultimate decision-making body, except with respect to matters reserved for the decision of our stockholders. The Board of Directors has adopted Corporate Governance Principles to assist in the performance of its responsibilities. These principles are available on the Investors section of our website at *www.adaptec.com.*

Required Vote and Board of Directors Recommendation

Directors will be elected by a plurality of the shares of common stock represented by proxy at the Annual Meeting and entitled to vote on the election of directors. This means that the nine nominees receiving the highest

number of votes will be elected to the Board. Stockholders do not have the right to cumulate their votes in the election of directors. If you hold your shares in your own name and indicate that you wish to abstain from voting on this matter, your abstention will have no effect on the vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will have the authority to vote your shares with respect to the election of directors to our Board. If a broker chooses to leave these shares unvoted, the shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of the election of directors to our Board.

THE BOARD RECOMMENDS A VOTE *FOR* THE ELECTION OF EACH NOMINEE.

PROPOSAL NO. 2—APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR 2004 EQUITY INCENTIVE PLAN

Our stockholders are being asked to consider and vote on a proposal to approve the amendment and restatement of our 2004 Equity Incentive Plan, referred to in this description as the 2004 Plan. The 2004 Plan was originally adopted by our Board of Directors on June 3, 2004, and was approved by our stockholders on July 16, 2004. The 2004 Plan was previously amended on August 24, 2006 to change the definition of "fair market value" from (1) the closing price of our common stock on the last market trading day prior to the date of determination of an award under the 2004 Plan to (2) the closing price of our common stock on the NASDAQ Global Market on the date of determination of an award under the 2004 Plan.

We believe strongly that the proposed amendments to the 2004 Plan are essential to our continued success. Our employees are our most valuable asset. We believe that the proposed amendments to the 2004 Plan will be vital to our ability to attract and retain outstanding and highly skilled individuals in the competitive labor markets in which we must compete. Our executive officers will be eligible to receive awards under the amended and restated 2004 Plan and therefore have an interest in this proposal. Our non-employee directors will not be eligible to receive awards under the amended and restated 2004 Plan. We refer to any grant under the 2004 Plan as an "Award." Such Awards are crucial to our ability to motivate employees to achieve our goals.

If our stockholders approve the amendment and restatement of the 2004 Plan, the amended plan will be effective as of October 23, 2008. A copy of the 2004 Plan, as amended and restated to reflect the proposed amendments, is attached to this proxy statement as Appendix A, in which we have shown the changes resulting from the amendments, with deletions indicated by strikeouts and additions indicated by underlining. If stockholders do not approve the amendment and restatement of the 2004 Plan, we will continue to grant Awards under the 2004 Plan in the same manner as we have since the inception of the 2004 Plan, but we believe that our ability to attract and retain outstanding and highly skilled individuals in the competitive labor markets in which we must compete will be negatively impacted, and we will be required to utilize only the performance-related goals currently in the 2004 Plan rather than the new proposed performance-related goals for Plan Awards.

The following description of the proposed amendments to the 2004 Plan and of the 2004 Plan itself is not intended to be complete and is qualified by reference to Appendix A, which contains the complete, marked text of the 2004 Plan, as amended and restated to reflect the proposed amendments.

Summary of Proposed Amendments to the Plan

The following is a summary of the proposed amendments to the 2004 Plan. The full text of the 2004 Plan, as amended and restated, is attached to this proxy statement as Appendix A for your reference.

The proposed amendments to the 2004 Plan will:

- reduce the number of shares available for grant under the 2004 Plan from 20,839,653 shares as of the record date to 14,500,000 shares (if Proposal No. 4 granting our Board of Directors the authority to effect a reverse stock split is approved and our Board of Directors ultimately effects a reverse stock split, the 14,500,000 share reserve will be proportionately reduced based on the exchange ratio selected by our Board);
- remove the 5,000,000 share limitation with respect to Awards granted under the 2004 Plan at less than fair market value;
- revise the categories of performance-related goals that may be applicable to an Award granted under the 2004 Plan;
- remove "single trigger" acceleration of vesting upon a change in control; and
- modify the definition of incumbent directors with respect to the definition of a change of control.

Summary of Material Features of the 2004 Plan

The following are key features of the 2004 Plan, including the proposed amendments.

Shares Reserved

If the amendments to the 2004 Plan are approved, the number of shares reserved for issuance under the 2004 Plan will be reduced from 20,839,653 shares as of the record date to 14,500,000 shares. If Proposal No. 4 granting our Board of Directors the authority to effect a reverse stock split is approved and our Board of Directors ultimately effects a reverse stock split, the 14,500,000 share reserve will be proportionately reduced based on the exchange ratio selected by our Board. In addition, following stockholder approval shares that remain subject to options granted under our 1999 Stock Option Plan and 2000 Nonstatutory Stock Option Plan, which plans were terminated upon effectiveness of the 2004 Plan, will be added to the reserve of our 2004 Plan as the covering options expire. Shares that were issued under our 1999 Stock Option Plan and 2000 Nonstatutory Stock Option Plan will be added to the reserve of our 2004 Plan as we reacquire them pursuant to the terms on which they were issued. The settlement in cash of an Award granted under the 2004 Plan will not reduce the number of shares available for issuance. As shares covered by an Award granted under the 2004 Plan can no longer be issued under such Award, they become available again under the 2004 Plan. Shares issued under the 2004 Plan will become available again under the 2004 Plan as we reacquire them pursuant to the terms on which they were issued.

In order to address potential stockholder concerns regarding the number of Awards we intend to grant in a given year, our Board of Directors commits to our stockholders that for the next three fiscal years (commencing on April 1, 2009) we will not grant a number of shares subject to Awards to employees, consultants or non-employee directors (whether under the 2004 Plan or other plans, whether or not approved by stockholders) greater than an average of 4.8% of the number of shares of our common stock that we believe will be outstanding over such three-year period. For purposes of calculating the number of shares granted in a year, stock awards will count as equivalent 2 option shares.

Administration

The 2004 Plan is administered by the Compensation Committee of our Board of Directors (the "Committee"). The Committee currently consists of John S. Castor, who is the Chair of the Committee, Robert Loarie and John J. Quicke. Each of the current Committee members is "independent" as defined by the rules of The NASDAQ Stock Market, an "outside" director as defined in the Internal Revenue Code of 1986, as amended (the "Code"), and a "non-employee director," as defined in Rule 16b-3 under the Exchange Act. Mr. Castor and Mr. Loarie served on the Committee for all of fiscal 2008. Mr. Quicke joined the Committee in December 2007 upon his election to our Board of Directors at our 2007 Annual Meeting of Stockholders.

Subject to the terms of the 2004 Plan, the Committee determines the persons who are to receive Awards, the number of shares subject to each such Award and the terms and conditions of such Awards at the time of each grant. Currently, the Committee's determination of the price to be paid for shares issued under the 2004 Plan is limited by the 2004 Plan's provision that no more than 5,000,000 shares may be issued at a price that is less than fair market value (as determined on the date of grant of the covering Award). However, if the amendments to the 2004 Plan are approved, this limitation regarding the issuance of shares at a price that is less than fair market value will be removed. We believe that the removal of this limitation will provide us with an increased flexibility in granting Awards designed to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which we must compete. The Committee also has the authority to amend and make binding interpretations of any Awards. No amendment, or exchange, of a stock option or stock appreciation right shall have the effect of a repricing unless we first obtain our stockholders' approval of such action.

If we experience a stock dividend, reorganization or other change in our capital structure, the Committee has discretion to adjust the number of shares available for issuance under the 2004 Plan, the outstanding Awards and the per-person, aggregate share-limits on Awards, as appropriate to reflect the stock dividend or other change.

Our Board of Directors can amend the 2004 Plan at any time, but no amendment to increase the number of shares reserved under the 2004 Plan, extend its term beyond 10 years, or expand the categories of employees eligible to participate in the 2004 Plan, shall be effective until we obtain our stockholders' approval of such amendment. Our Board of Directors may terminate the 2004 Plan at any time and for any reason prior to its scheduled termination date of June 3, 2014.

Eligibility to Receive Types of Awards; Performance Criteria

Incentive stock options can only be granted under the 2004 Plan to employees. All other Awards can be granted to employees or consultants. Non-employee directors are not eligible for Awards under the 2004 Plan. The actual number of individuals who will receive an Award under the 2004 Plan cannot be determined in advance because the Committee has the discretion to select the participants. No individual may receive more than 2,000,000 shares under all Awards granted under the 2004 Plan in any calendar year, except that an individual may receive Awards covering up to 3,000,000 shares when granted during the first 12 months of their employment by us. If Proposal No. 4 granting our Board of Directors the authority to effect a reverse stock split is approved and our Board of Directors ultimately effects a reverse stock split, these 2,000,000 and 3,000,000 share limitations will be proportionately reduced based on the exchange ratio selected by our Board.

In determining whether an Award should be made, and/or the vesting schedule for any such Award, the Committee may impose whatever conditions to vesting that it determines are appropriate. For example, the Committee may decide to grant an Award only if the participant satisfies performance goals established by the Committee. The Committee may set performance periods and performance goals that differ from participant to participant. The Committee may choose performance goals based on either company-wide or business unit results, as deemed appropriate in light of the participant's specific responsibilities. For purposes of qualifying Awards as performance-based compensation under Section 162(m) of the Code, the Committee may (but is not required to) specify performance goals for the entire company and/or one of our business units. The 2004 Plan currently provides that performance goals may be based on business criteria including: net income, earnings per share, return on equity, or other financial or performance-related measures. However, if, and only if, the amendments to the 2004 Plan are approved, the Committee will be authorized to specify performance goals based on one or more of the following business criteria:

- operating income
- earnings before interest, taxes, depreciation and amortization;
- earnings
- cash flow
- market share
- sales
- revenue
- profits before interest and taxes
- expenses
- cost of goods sold
- profit/loss or profit margin
- working capital
- return on capital, equity or assets
- earnings per share
- economic value added
- stock price
- price/earnings ratio
- debt or debt-to-equity
- accounts receivable
- writeoffs
- cash
- assets
- liquidity
- operations
- intellectual property (e.g., patents)
- product development
- regulatory activity
- manufacturing, production or inventory
- mergers and acquisitions or divestitures
- financings
- customer satisfaction, each with respect to Adaptec and/or one or more of its affiliates or operating units

After the end of each performance period, a determination will be made pursuant to Section 162(m) as to the extent to which the performance goals applicable to each participant were achieved or exceeded. The portion (if any) of an Award that is actually released to a participant will be determined by the level of actual performance.

Discretionary Awards

Stock Options. A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. Under the 2004 Plan, the Committee may grant nonstatutory and incentive stock options (provisions of the Code make the distinction significant and are discussed in the tax section below). Options granted under the 2004 Plan expire at the times established by the Committee, but not later than 10 years after the grant date. No more than 35,000,000 shares (including reissuances) may be issued pursuant to the exercise of incentive stock options. If Proposal No. 4 granting our Board of Directors the authority to effect a reverse stock split is approved and our Board of Directors ultimately effects a reverse stock split, then this 35,000,000 share limitation will be proportionately reduced based on the exchange ratio selected by our Board.

The exercise price of the shares subject to each incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant (110% in the case of an incentive stock option granted to a 10% stockholder). The 100% of fair market value on the date of grant also applies to nonstatutory stock options, except the Committee may discount the exercise price by no more than 15% if the participant foregoes some portion of salary or bonus. The exercise price must be paid in full at the time of the exercise. The Committee may permit payment through the tender of shares that are already owned by the participant, or by any other means that the Committee determines to be consistent with the purpose of the 2004 Plan.

Restricted Stock. Awards of restricted stock are shares that vest in accordance with the terms and conditions established by the Committee. The Committee determines the purchase price for an Award of restricted stock on the date of grant. The Committee also determines the number of shares of restricted stock granted. The 2004 Plan provides that the earliest vesting date shall not be before the first anniversary of the date of grant.

Restricted Stock Units. Restricted stock units typically would obligate us to issue a specific number of our shares in the future if the vesting terms and conditions established by the Committee are satisfied, but may provide that we can elect to settle the Award in cash. The 2004 Plan provides that the earliest vesting date shall not be before the first anniversary of the date of grant.

Stock Appreciation Rights. Stock appreciation rights typically would obligate us to issue shares of our common stock in the future if the vesting terms and conditions scheduled by the Committee are satisfied, and if there has been an appreciation in value of our share price from the date of grant. The Committee determines the terms and conditions of stock appreciation rights, but the 2004 Plan requires expiration no later than 7 years from the date of grant. Our obligation arising upon the exercise of a stock appreciation right may be paid in shares or in cash, or any combination thereof, as the Committee may determine.

Transferability of Awards

Generally, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant. The Committee may permit, in the exercise of its discretion and subject to applicable law, the transfer of any Award.

Effect of Certain Events

Death. All Awards granted to a participant fully vest on that participant's death.

Dissolution or Liquidation. All Awards terminate, to the extent unexercised and unvested, upon our liquidation or dissolution. Unvested shares that are then outstanding will be reacquired by us pursuant to their terms. The Committee may also, in its discretion, provide for full or partial vesting acceleration of any Award.

Merger or Asset Sale. If we merge with or into another corporation or sell substantially all of our assets, then unless our successor assumes or substitutes the Awards (other than restricted stock) then outstanding, they shall fully vest and be exercisable as to all shares they then cover for a period of time determined by the Committee and thereafter expire. With respect to then-outstanding restricted stock our repurchase rights will not be assigned to our successor unless such restricted stock is assumed or substituted by our successor.

Change of Control. The 2004 Plan currently provides that if more than 50% of our shares or voting securities are acquired by any one or more of certain persons, or there is a merger with the same effect, or we sell or dispose of substantially all of our assets, or at the end of any two-year period the majority of the directors on our board are not "Incumbent Directors" (defined in the 2004 Plan), then upon the occurrence of such an event, all Awards will vest an additional 25% of the total number of shares they covered on their respective dates of grant. However, if the amendments to the 2004 Plan are approved, this "single trigger" acceleration upon a change of control event will be eliminated.

The 2004 Plan also provides that for each employee of ours who is terminated by us or our successor or an employer related to us for any reason within one year after the occurrence of an event described in the preceding paragraph, then all Awards held by such employee shall fully vest on the date of termination.

New Plan Benefits

Future Awards to our executive officers and employees are discretionary. At this time, therefore, the benefits that may be received by our executive officers and other employees if our stockholders approve the 2004 Plan cannot be determined.



History of Grants Under the Plan

Our Chief Executive Officer, our other executive officers, our current executive officers as a group and our current employees (excluding executive officers and directors) as a group have been granted awards under the 2004 Plan, over the life of the 2004 Plan, through August 27, 2008, as set forth in the table below. None of our directors, other than Subramanian "Sundi" Sundaresh, our Chief Executive Officer and President, is or has been eligible to receive grants under the 2004 Plan.

Name and Position	Number of Securities Underlying Awards
Subramanian "Sundi" Sundaresh Chief Executive Officer, President and Director	1,235,000
Mary L. Dotz Vice President and Chief Financial Officer	250,000
Marcus D. Lowe Vice President and General Manager	446,000
All current executive officers (3 persons)	1,931,000
All current employees (excluding executive officers)	7,963,000

Federal Tax Aspects

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and Adaptec of Awards granted under the 2004 Plan. Tax consequences for any particular individual may be different. The participant must pay any taxes we are required to withhold at the time of the exercise or settlement.

Incentive Stock Options. No taxable income is recognized on grant of an incentive stock option nor on its exercise (unless the participant is subject to the alternative minimum tax ("AMT")). If the participant holds the stock acquired upon exercise of an incentive stock option (the "ISO Shares") for more than one year after the date the option was exercised and for more than two years after the date the option was granted, the participant generally will realize capital gain or loss (rather than ordinary income or loss) upon disposition of the ISO Shares. This gain or loss will be equal to the difference between the amount realized upon such disposition and the amount paid for the ISO Shares.

If the participant disposes of ISO Shares prior to the expiration of either required holding period described above (a "disqualifying disposition"), the gain realized upon such disposition, up to the difference between the fair market value of the ISO Shares on the date of exercise (or, if less, the amount realized on a sale of such shares) and the option exercise price, will be treated as ordinary income. Any additional gain will be long-term or short-term capital gain, depending upon the amount of time the ISO Shares were held by the participant.

Alternative Minimum Tax. The difference between the fair market value of the ISO Shares on the date of exercise and the exercise price is an adjustment to income for purposes of the AMT. The AMT (imposed to the extent it exceeds the taxpayer's regular tax) is 26% of an individual taxpayer's alternative minimum taxable income (28% in the case of alternative minimum taxable income in excess of $175,000). Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items (including the difference between the fair market value of the ISO Shares on the date of exercise and the exercise price) and reducing this amount by the applicable exemption amount ($66,250 in case of a joint return, and $44,350 in the case of an unmarried person, subject to reduction under certain circumstances). If a disqualifying disposition of the ISO Shares occurs in the same calendar year as exercise of the incentive stock option, there is no AMT adjustment with respect to those ISO Shares. Also, upon a sale of ISO Shares that is not a disqualifying disposition, alternative minimum taxable income is reduced in the year of sale by the excess of the fair market value of the ISO Shares at exercise over the amount paid for the ISO Shares.

Nonstatutory Stock Options. No taxable income is reportable when a nonstatutory stock option is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the shares purchased over the exercise price of the option. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Stock Appreciation Rights. No taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock. A participant will not have taxable income upon grant unless he or she elects under Section 83(b) of the Code to be taxed at that time. Instead, he or she will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the shares received minus any amount paid for the shares.

Restricted Stock Units. A participant will not be taxable upon grant or upon vesting of a restricted stock unit. Instead, he or she will be taxed upon receipt of the shares or cash value of the shares at the time that the shares or cash is distributed to the participant. The participant may not make an election under Section 83(b) of the Code with respect to any restricted stock unit.

Tax Effect on Adaptec. We generally will be entitled to a tax deduction in connection with an Award under the 2004 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). Special rules limit the deductibility of compensation paid to our Chief Executive Officer and to each of our four other most highly compensated executive officers. Under Section 162(m) of the Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, we can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the 2004 Plan, setting limits on the number of shares subject to Awards that any individual may receive in a calendar year, and for Awards other than certain stock options, establishing performance criteria that must be met before the Award actually will vest or be paid. The 2004 Plan has been designed to permit the Committee to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to continue to receive a federal income tax deduction in connection with such Awards.

Required Vote and Board of Directors Recommendation

The affirmative vote of a majority of the votes cast at the meeting, at which a quorum is present, either in person or by proxy, is required to approve the amendment and restatement of the 2004 Plan. If you hold your shares in your own name and indicate that you wish to abstain from voting on this matter, your shares will be counted as present for purposes of determining the presence of a quorum and your abstention will have the same effect as a vote against this proposal. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will not have the authority to vote your shares. Broker non-votes will be counted as present for purposes of determining the presence of a quorum but will not have any effect on the outcome of this proposal.

Our employees are our most valuable asset. Awards such as those provided under the 2004 Plan help us to attract, retain and motivate people whose skills and performance are critical to our success. We strongly believe that the proposed amendments to the 2004 Plan are essential for us to compete for talent in the very difficult labor markets in which we operate.

THE BOARD RECOMMENDS A VOTE *FOR* THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE 2004 EQUITY INCENTIVE PLAN.

PROPOSAL NO. 3—APPROVAL OF GRANTING AUTHORITY TO OUR BOARD OF DIRECTORS AND COMPENSATION COMMITTEE TO GRANT AWARDS UNDER OUR 2006 DIRECTOR PLAN TO DIRECTORS THAT ARE AFFILIATED WITH STEEL PARTNERS

Our stockholders are being asked to consider and vote on a proposal to grant authority to our Board of Directors and, when also authorized by our Board of Directors, to the Compensation Committee of our Board of Directors to grant awards under our 2006 Director Plan to those members of our Board of Directors who are affiliates of Steel Partners during the period beginning immediately following the Annual Meeting and ending on May 12, 2011 (the "Restricted Period"). Two of our current directors, Jack L. Howard and John J. Quicke, may be regarded as affiliates of Steel Partners. As such, they would be eligible to receive awards under the 2006 Director Plan if this proposal were approved. They and Steel Partners are deemed to have an interest in this proposal.

The 2006 Director Plan was approved by our stockholders at our 2006 Annual Meeting of Stockholders. This proposal does not seek to increase the number of shares available for issuance under the 2006 Director Plan or to change the benefits available under such plan. The non-interested members of our Board of Directors have unanimously approved and are recommending that you adopt this proposal because without such stockholder approval, the limitations imposed by Section 203 of the Delaware General Corporation Law (the "DGCL") may prohibit us, for a three-year period that ends on May 12, 2011, from making awards under the 2006 Director Plan to directors who are affiliates of Steel Partners. The Board believes that it is appropriate that non-employee directors who are affiliates of Steel Partners receive the same form of compensation for service on the Board as do other non-employee directors.

Background

On October 26, 2007, we entered into a Settlement Agreement (the "Settlement Agreement") with Steel Partners, L.L.C. and Steel Partners to end the election contest that was to occur at our 2007 Annual Meeting of Stockholders. Pursuant to the Settlement Agreement, we agreed, among other things, to nominate, recommend, support and solicit proxies for each of Jack L. Howard, John J. Quicke and John Mutch for election to our Board of Directors at the 2007 Annual Meeting of Stockholders, and each of these individuals was elected to our Board in December 2007. Steel Partners represented to us in the Settlement Agreement that Mr. Howard and Mr. Quicke may be deemed to be affiliates of Steel Partners under the rules of the Exchange Act, but that Mr. Mutch was not an affiliate of Steel Partners.

As described in further detail in the section entitled "Stock Ownership of Principal Stockholders and Management" below, Steel Partners is our largest stockholder, beneficially owning approximately 17.51% of our common stock as of the record date. Steel Partners became the "owner" (as such term is defined in Section 203 of the DGCL) of 15% or more of our common stock on May 12, 2008, causing them to become an "interested stockholder" under Section 203 as of such date. The definition of the term "interested stockholder" under Section 203 of the DGCL includes "affiliates" and "associates" of the "owner" of 15% or more of a corporation's common stock. As a result, not only is Steel Partners an "interested stockholder" with respect to Adaptec, but Mr. Howard and Mr. Quicke may also be deemed to be "interested stockholders."

Section 203 of the DGCL provides that a corporation may not engage in any "business combination" with any "interested stockholder" for a period of three years following the time such stockholder became an "interested stockholder," subject to certain exceptions. Section 203 defines the term "business combination" very broadly to include, among other things:

> "Any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits . . . provided by or through the corporation or any direct or indirect majority-owned subsidiary."

Awards to directors under the 2006 Director Plan could be viewed as the provision of a "financial benefit" within the definition of a "business combination," and if such awards are so regarded, we would not be permitted to provide such awards to directors who are affiliates of Steel Partners until the three-year moratorium expires on May 12, 2011.

Section 203 of the DGCL provides certain exceptions to the prohibition on a corporation's ability to engage in a "business combination" with an "interested stockholder" prior to the expiration of the three-year waiting period. One exception is that if the "business combination" were approved prior to the time that the stockholder in question became an interested stockholder, then such "business combination" may proceed. We have a policy and practice of paying cash fees to our non-employee directors that was adopted by our Board in May 2006. Consequently, we believe that the payment of such cash fees to directors, including directors who are affiliates of Steel Partners, was approved prior to the time that Steel Partners became an interested stockholder and that we therefore can, consistent with Section 203, pay these cash fees to directors who are affiliates of Steel Partners. We also have had a policy in place that was approved in May 2006 regarding equity awards to non-employee directors. However, our 2006 Director Plan does not provide for automatic grants to our non-employee directors consistent with this policy, as awards under the 2006 Director Plan are approved by our Board of Directors upon the recommendation of our Compensation Committee at the time of each award. Consequently, we believe that future awards under the 2006 Director Plan may not be regarded, for the purposes of Section 203, as having been approved prior to the time that Steel Partners became an interested stockholder.

Section 203 of the DGCL contains a further exception to the effect that if a "business combination" is approved by a corporation's board of directors and is then subsequently approved by the corporation's stockholders at an annual or special meeting of stockholders by the affirmative vote of at least 66⅔% of the outstanding voting stock of the corporation that is not owned by the "interested stockholder," then the corporation may consummate the "business combination" with the "interested stockholder." Accordingly, we are seeking the affirmative vote of at least 66⅔% of the outstanding shares of our common stock that are not "owned" by Steel Partners and its "affiliates" and "associates" in order to provide us with the clear ability to grant awards under our 2006 Director Plan to those of our directors who are affiliates of Steel Partners during the Restricted Period.

Proxy

Summary of Certain Provisions of the 2006 Director Plan

Our 2006 Director Plan was approved by our stockholders at our 2006 Annual Meeting of Stockholders. The 2006 Director Plan authorizes the award of non-qualified stock options, restricted stock, stock appreciation rights and restricted stock units to non-employee members of our Board of Directors. Employee directors are not eligible to receive awards under the 2006 Director Plan.

We reserved a total of 1,200,000 shares of our common stock for issuance under the 2006 Director Plan, a maximum of 600,000 shares in the aggregate of which may be issued as restricted stock or restricted stock units. In addition, any shares that are (1) subject to issuance upon exercise of an option or stock appreciation right granted under the 2006 Director Plan but which cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right, (2) subject to restricted stock awards or restricted stock units granted under the 2006 Director Plan that are forfeited or are repurchased by us at the original issue price or (3) subject to any awards granted under the 2006 Director Plan that terminate without the shares being issued, will be returned to the 2006 Director Plan and be available for issuance under the 2006 Director Plan. Also, any shares that were available for issuance but unissued under our 2000 Director Option Plan, the predecessor to the 2006 Director Plan, as of its termination on September 14, 2006, and any shares that are subject to issuance upon exercise of an option granted under the 2000 Director Option Plan but which cease to be subject to the option for any reason other than exercise of the option will be available for issuance under the 2006 Director Plan. Stock appreciation rights granted under the 2006 Director Plan which are to be settled in shares of our common stock are counted as full shares against the number of shares available under the 2006 Director Plan, regardless of the number of shares actually issued upon settlement of the stock appreciation right. As of the record date, 208,750 shares were subject to outstanding awards under the 2006 Director Plan and 1,432,500 shares remained available for future grants.

The 2006 Director Plan is a "discretionary" plan and does not provide for automatic granting of options and other equity awards to our non-employee directors. Instead, our Board of Directors approves equity awards under this plan, with the number of shares subject to the award and the vesting terms subject to the Board's discretion. The exercise price of any options or stock appreciation rights granted under the Director Plan is 100% of the fair

market value of our common stock on the date of grant. The purchase price of a restricted stock award granted under the Director Plan, however, may be less than the fair market value of the shares on the date of grant.

The foregoing description of the 2006 Director Plan is not intended to be complete. For further information regarding the terms of the 2006 Director Plan, we refer you our definitive proxy statement for our 2006 Annual Meeting of Stockholders, which we filed with the SEC on July 28, 2006.

History of Grants under the 2006 Director Plan

In May 2006, our Board approved the compensation program for our non-employee directors, which compensation program remains in place. With regard to equity awards, this program provides for an initial award of options to purchase of 32,500 shares of our common stock and 16,250 shares of restricted stock upon becoming a member of our Board of Directors, and annual awards to continuing directors of options to purchase 12,500 shares of our common stock and 6,250 shares of restricted stock. We began granting awards to our non-employee directors under the 2006 Director Plan in September 2006, making (i) restricted stock awards to Messrs. Castor, Kennedy, Loarie, Mercer and Van Houweling in September 2006, (ii) restricted stock awards to Messrs. Castor, Kennedy, Loarie, Mercer, Mutch and Van Houweling in December 2007, (iii) stock option grants to Messrs. Castor, Kennedy, Loarie, Mercer, Mutch and Van Houweling in December 2007 and (iv) restricted stock unit and stock appreciation rights awards to Messrs. Howard and Quicke in February 2008. The following table illustrates the awards that we have granted to our current non-employee directors under the 2006 Director Plan:

Name	Shares of Restricted Stock	Restricted Stock Units	Stock Appreciation Rights	Shares Underlying Options
Jon S. Castor	22,500	—	—	12,500
Jack L. Howard	—	16,250	32,500	—
Joseph S. Kennedy	12,500	—	—	12,500
Robert J. Loarie	12,500	—	—	12,500
D. Scott Mercer	12,500	—	—	12,500
John Mutch	16,250	—	—	32,500
John J. Quicke	—	16,250	32,500	—
Douglas E. Van Houweling	12,500	—	—	12,500

Please note that we granted restricted stock units and stock appreciation rights to Mr. Howard and Mr. Quicke in February 2008 in lieu of the corresponding awards of restricted stock and stock options otherwise made to new directors because at the time of such awards, Steel Partners owned less than 15% of our common stock, and we desired not to grant awards to affiliates of Steel Partners that would cause the aggregate ownership of Steel Partners and its affiliates to exceed the 15% threshold under Section 203 of the DGCL.

Future Grants under the 2006 Director Plan

Future awards to our non-employee directors under the 2006 Director Plan are discretionary and cannot be determined at this time. Our Board may determine to change the level of compensation made to our non-employee directors from the compensation that was approved in May 2006.

If this proposal is adopted, stockholders will be giving discretionary authority to the non-Steel Partners affiliated members of our Board of Directors to grant awards under the 2006 Director Plan to those directors who are affiliates of Steel Partners that are the same as or economically equivalent to awards made under the plan to our other non-employee directors. In particular, to the extent that they remain on our Board during the Restricted Period, we intend to grant awards to Mr. Howard and Mr. Quicke that are the same as or economically equivalent to the equity awards that would be made to our other non-employee directors that are not affiliated with Steel Partners.

If this proposal is not adopted, we do not expect to make awards during the Restricted Period under the 2006 Director Plan to directors who are affiliates of Steel Partners, unless we determine that such awards would not violate applicable law.

Required Vote and Board of Directors Recommendation

Under Section 203 of the DGCL, the affirmative vote of at least 66⅔% of the outstanding shares of our common stock that are not "owned" by Steel Partners and its "affiliates" and "associates" is required to approve the proposal. Steel Partners owned approximately 17.51% of our outstanding shares as of the record date. Consequently, stockholders other than Steel Partners owning approximately 54.99% of our common stock will be required to approve the proposal in order to attain the 66⅔% approval required by Section 203. If you hold your shares in your own name and indicate that you wish to abstain from voting on this matter, your abstention will be counted as present for purposes of determining the presence of a quorum and will have the same effect as a vote against the proposal. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will have the authority to vote your shares on this proposal. If a broker chooses to leave these shares unvoted, the shares will be counted for the purpose of establishing a quorum and will have the same effect as a vote against this proposal.

Our Board of Directors believes that approval of this proposal is necessary to achieve consistency in the equity compensation of Mr. Howard and Mr. Quicke, as well as any future Adaptec director that is an affiliate of Steel Partners, with that of our other non-employee directors.

THE BOARD RECOMMENDS A VOTE *FOR* THE APPROVAL OF GRANTING AUTHORITY TO OUR BOARD OF DIRECTORS AND COMPENSATION COMMITTEE TO GRANT AWARDS UNDER OUR 2006 DIRECTOR PLAN TO DIRECTORS THAT ARE AFFILIATED WITH STEEL PARTNERS.



PROPOSAL NO. 4—APPROVAL OF GRANTING AUTHORITY TO OUR BOARD OF DIRECTORS TO EFFECT A REVERSE STOCK SPLIT

With the exception of the anticipated post-reverse stock split share numbers and stock prices set forth in this Proposal No. 4 or unless otherwise indicated, numbers set forth in this proxy statement do not reflect the effect of the proposed reverse stock split.

Overview

You are being asked to vote upon three proposed amendments to our certificate of incorporation which would grant to our Board of Directors the discretion to effect a reverse split of all outstanding shares of our common stock, if the Board deems that it is in our and our stockholders' best interests, at an exchange ratio of (i) one-for-three, (ii) one-for-four or (iii) one-for-five. Our Board of Directors would have the sole discretion to elect, as it determines to be in the best interests of us and our stockholders, whether or not to effect a reverse stock split, and if so, at which of the approved exchange ratios, at any time before our 2009 Annual Meeting of Stockholders. If our Board of Directors elects to implement one of the reverse stock splits, the Board would abandon the remaining approved reverse stock splits without need for any further stockholder action. Our Board of Directors believes that approval of a proposal granting this discretion to the Board, rather than approval of an immediate reverse stock split at a specified ratio, would provide the Board with maximum flexibility to react to current market conditions and to therefore achieve the purposes of the reverse stock split, if implemented, and to act in the best interests of Adaptec and our stockholders.

To effect the reverse stock split, our Board of Directors would file a certificate of amendment to our certificate of incorporation or an amended and restated certificate of incorporation with the Delaware Secretary of State. If our Board of Directors elects to implement one of the approved reverse stock splits, the number of issued and outstanding shares of our common stock would be reduced in accordance with the exchange ratio for the selected reverse stock split. The par value of our common stock would remain unchanged at $0.001 per share, and the number of our authorized shares of common stock would remain unchanged. The reverse stock split would become effective upon filing the amendment to our certificate of incorporation or the amended and restated certificate of incorporation with the Delaware Secretary of State. Our Board of Directors may elect not to implement any of the approved reverse stock splits at its sole discretion, even if all of the proposed reverse stock splits are approved by our stockholders.

Our Board of Directors has approved the proposed grant of discretion to effect a reverse stock split. You may elect to vote in favor of each of the proposed exchange ratios, some of the proposed exchange ratios or none of the proposed exchange ratios. By approving all of the proposed exchange ratios, however, our stockholders will give our Board the maximum flexibility to react to current market conditions and to therefore achieve the purposes of the reverse stock split, if implemented, and to act in the best interests of Adaptec and our stockholders.

Purposes of the Proposed Reverse Split

Our Board of Directors believes that it should maintain the right to implement a reverse split for the following reasons:

- **Increased, more attractive share price.** The anticipated increase in our stock price resulting from the reverse stock split could return our stock price to a level that we believe is more consistent with other companies in our industry. Our Board of Directors also believes that the reverse split should enhance the acceptability and marketability of our common stock to the financial community and the investing public and may mitigate any reluctance on the part of brokers and investors to trade in our common stock. Many institutional investors have policies prohibiting them from holding lower-priced stocks in their own portfolios, which reduces the number of potential buyers of our common stock. In addition, analysts at many leading brokerage firms are reluctant to recommend lower-priced stocks to their clients or monitor the activity of lower-priced stocks. A variety of brokerage house policies and practices also tend to discourage individual brokers within those firms from dealing in lower-priced stocks.

- **Reduced stockholder transaction costs.** Many investors pay commissions based on the number of shares traded when they buy or sell our stock. If our stock price were higher, these investors would pay lower commissions to trade a fixed dollar amount of our stock than they would if our stock price were lower. In addition, stockholders who hold only a few shares of our stock may not have an economic way to sell their shares. To the extent these stockholders are left with fractional shares as a result of the reverse stock split, they would receive cash for their shares without incurring transaction costs.
- **Increased earnings visibility.** A decrease in our outstanding shares would result in increased visibility for our net income (loss) per share and changes in our net income (loss) per share. For example, if our weighted average number of shares outstanding was 120,000,000, each $1.2 million of net income (loss) would result in $0.01 of earnings per share and additional net income (loss) of less than $600,000 would result in no change in net income (loss) per share, as a result of rounding. If we implemented the reverse stock split and reduced the weighted average number of shares outstanding to 40,000,000, 30,000,000 or 24,000,000, depending on the exchange ratio chosen by our Board, smaller changes in net income would be reflected in earnings per share, because each $400,000, $300,000 or $240,000, depending on the exchange ratio chosen by our Board, of net income (loss) would result in $0.01 of net income (loss) per share.

Our Board of Directors believes that one or more of the factors underlying the purposes described above may have contributed to an unjustified, relatively low level of interest in Adaptec on the part of investment analysts, brokers and professionals and individual investors, which tends to depress the market for our common stock. Our Board has thus proposed having the discretion to effect a reverse split as a means of increasing the per-share market price of our common stock.

Our Board of Directors intends to implement a reverse stock split if it believes that this action is in the best interests of Adaptec and our stockholders. Such determination shall be based upon certain factors, including but not limited to, existing and expected marketability and liquidity of our common stock, prevailing market conditions and the likely effect on the market price of our common stock. If our Board ultimately determines to effect a reverse split, the Board will select one of the approved stock split ratios that it believes will result in the greatest marketability of our common stock based on prevailing market conditions. No further action on the part of our stockholders would be required to either effect or abandon the reverse split. Notwithstanding approval of any of the proposed reverse split ratios by the stockholders, our Board of Directors may, in its sole discretion, determine to delay the effectiveness of the reverse split up until the next annual meeting of our stockholders. Our Board of Directors does not intend to implement a reverse stock split as part of or as the first step in a "going private" transaction pursuant to Rule 13e-3 under the Exchange Act.

Certain Risks Associated with the Reverse Stock Split

If the reverse stock split is implemented, the resulting per-share price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of these investors, and consequently, the trading liquidity of our common stock may not improve.

While we believe that a higher stock price may help generate investor interest in our common stock, the reverse stock split may not result in a stock price that will attract institutional investors or investment funds or satisfy the investing guidelines of institutional investors or investment funds. A decline in the market price of our common stock after the reverse stock split may result in a greater percentage decline than would occur in the absence of the split. If the reverse stock split is implemented and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of the split. The market price of our common stock is also based on our performance and other factors, which are unrelated to the number of shares of common stock outstanding.

The reverse stock split may reduce the liquidity and increase the volatility of our stock.

Following the reverse stock split, our outstanding shares will be reduced by a factor of three, four or five, depending on the exchange ratio chosen by our Board of Directors, which may lead to reduced trading and a

smaller number of market makers for our common stock. In addition, stocks trading at a 30-day average below $5 generally may not be sold short. Following the reverse stock split, to the extent our per-share trading price is consistently above $5, investors may short our stock. This may increase the volatility of our stock price.

Our total market capitalization immediately after the proposed reverse stock split may be lower than immediately before the proposed reverse stock split.

There are numerous factors and contingencies that could affect our stock price following the proposed reverse stock split, including the status of the market for our common stock at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our common stock may not be sustainable at the direct arithmetic result of the reverse stock split (for example, based on the closing price of our common stock on The NASDAQ Global Market on the record date of $3.94 per share, the direct arithmetic result of a 1-for-3, 1-for-4 or 1-for-5 reverse stock split would be a post-split market price for our common stock of $11.82 per share, $15.76 per share and $19.70 per share, respectively). If the market price of our common stock declines after the reverse stock split, our total market capitalization (the aggregate value of all of our outstanding common stock at the then existing market price) after the split will be lower than before the split.

The reverse stock split may result in some stockholders owning "odd lots" that may be more difficult to sell or require greater transaction costs per share to sell.

The reverse stock split may result in some stockholders owning "odd lots" of less than 100 shares of our common stock on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in "round lots" of even multiples of 100 shares.

Potential Effects of the Proposed Reverse Stock Split

Effects on Adaptec. The immediate effect of a reverse stock split would be to reduce the number of shares of our outstanding common stock and to increase the trading price of our common stock. However, as discussed above, the effect of any reverse stock split upon the market price of our common stock cannot be predicted, and the history of reverse stock splits for companies in similar circumstances sometimes improves stock performance and sometimes does not. We cannot assure you that the trading price of our common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of our common stock outstanding as a result of the reverse stock split. Also, we cannot assure you that a reverse stock split would lead to a sustained increase in the trading price of our common stock. The trading price of our common stock may change due to a variety of other factors, including our operating results, other factors related to our business and general market conditions.

The following table reflects the approximate number of shares of our common stock that would be outstanding as a result of each proposed reverse stock split based on 121,479,944 shares of our common stock outstanding as of the record date for the Annual Meeting, without accounting for fractional shares which will be cancelled and paid for in cash:

Proposed Reverse Stock Split Exchange Ratio	Approximate Shares of Common Stock to Be Outstanding
1-for-3	40,493,314
1-for-4	30,369,986
1-for-5	24,295,988

As discussed above, the resulting decrease in the number of shares of our common stock outstanding could potentially impact the liquidity of our common stock on The NASDAQ Global Market, especially in the case of larger block trades.

Effects on Ownership by Individual Stockholders. If we implement a reverse stock split, the number of shares of our common stock held by each stockholder would be reduced by multiplying the number of shares held immediately before the reverse split by the exchange ratio, and then rounding down to the nearest whole share. We would pay cash to each stockholder in lieu of any fractional interest in a share to which each

stockholder would otherwise be entitled as a result of the reverse split, as described in further detail below. The reverse stock split would not affect any stockholder's percentage ownership interests in Adaptec or proportionate voting power, except to the extent that interests in fractional shares would be paid in cash.

Effects on Options, Warrants and Convertible Notes. If we implement a reverse stock split, the terms of our outstanding options, warrants and convertible notes would be adjusted as a result of the reverse stock split, as required by the terms of these securities. In particular, the conversion ratio for each instrument would be reduced, and the exercise price, if applicable, would be increased, in accordance with the terms of each instrument and based on the exchange ratio of the reverse stock split. Also, the number of shares reserved for issuance under our existing stock option plans would be reduced proportionally based on the exchange ratio of the reverse stock split. None of the rights currently accruing to holders of our common stock, options, warrants or convertible notes would be affected by the reverse stock split.

Other Effects on Outstanding Shares. If we implement a reverse stock split, the rights and preferences of the outstanding shares of our common stock would remain the same after the reverse stock split. Each share of our common stock issued pursuant to the reverse stock split would be fully paid and nonassessable.

Our common stock is currently registered under Section 12(b) of the Exchange Act. As a result, we are subject to the periodic reporting and other requirements of the Exchange Act. The proposed reverse stock split would not affect the registration of our common stock under the Exchange Act.

Authorized Shares of Common Stock

The reverse stock split, if implemented, would not change the number of authorized shares of our common stock as designated by our certificate of incorporation. Therefore, because the number of issued and outstanding shares of common stock would decrease, the number of shares remaining available for issuance under our authorized pool of common stock would increase.

These additional shares of common stock would also be available for issuance from time to time for corporate purposes such as raising additional capital, acquisitions of companies or assets and sales of stock or securities convertible into common stock. We believe that the availability of the additional shares will provide us with the flexibility to meet business needs as they arise, to take advantage of favorable opportunities and to respond to a changing corporate environment. We have no current plan to issue shares from these additional shares.

The additional shares of common stock that would become available for issuance if the reverse split is approved could also be used by us to oppose a hostile takeover attempt or delay or prevent changes of control or changes in or removal of management of Adaptec, including transactions that are favored by a majority of the independent stockholders or in which the stockholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner. For example, without further stockholder approval, our Board of Directors could strategically sell shares of our common stock in a private transaction to purchasers who would oppose a takeover or favor our current Board of Directors. Although the reverse split has been prompted by business and financial considerations, stockholders nevertheless should be aware that approval of the proposal could facilitate future efforts by us to deter or prevent changes of control of Adaptec.

Procedure for Effecting the Proposed Reverse Stock Split and Exchange of Stock Certificates

If our stockholders approve some or all of the proposed reverse stock split exchange ratios, our Board of Directors may elect whether or not to declare a reverse stock split at any of such approved exchange ratios at any time before our 2009 Annual Meeting of Stockholders. The reverse stock split would be implemented by filing an amendment to our certificate of incorporation or an amended and restated certificate of incorporation with the Delaware Secretary of State, and the reverse stock split would become effective on the date the filing is accepted by the Delaware Secretary of State.

As of the effective date of the reverse stock split, each certificate representing shares of our common stock before the reverse stock split would be deemed, for all corporate purposes, to evidence ownership of the reduced

number of shares of our common stock resulting from the reverse stock split. All shares, underlying options and warrants and other securities would also be automatically adjusted on the effective date.

Our transfer agent would act as the exchange agent for purposes of implementing the exchange of stock certificates. As soon as practicable after the effective date, stockholders and holders of securities convertible into our common stock would be notified of the effectiveness of the reverse split. Stockholders of record would receive a letter of transmittal requesting them to surrender their stock certificates for stock certificates reflecting the adjusted number of shares as a result of the reverse stock split. Persons who hold their shares in brokerage accounts or "street name" would not be required to take any further actions to effect the exchange of their certificates. No new certificates would be issued to a stockholder until the stockholder has surrendered the stockholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Until surrender, each certificate representing shares before the reverse stock split would continue to be valid and would represent the adjusted number of shares based on the exchange ratio of the reverse stock split, rounded down to the nearest whole share. Stockholders should not destroy any stock certificate and should not submit any certificates until they receive a letter of transmittal.

Fractional Shares

We would not issue fractional shares in connection with the reverse stock split. Instead, any fractional share resulting from the reverse stock split would be rounded down to the nearest whole share. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the exchange ratio would instead receive cash upon surrender to the exchange agent of the certificates and a properly completed and executed letter of transmittal. The cash amount to be paid to each stockholder would be equal to the resulting fractional interest in one share of our common stock to which the stockholder would otherwise be entitled, multiplied by the closing trading price of our common stock on the trading day immediately preceding the effective date of the reverse stock split.

No Appraisal Rights

No appraisal rights are available under the Delaware General Corporation Law or under our certificate of incorporation or bylaws to any stockholder who dissents from this proposal. There may exist other rights or actions under state law for stockholders who are aggrieved by reverse stock splits generally.

Accounting Consequences

The par value of our common stock would remain unchanged at $0.001 per share after the reverse stock split. Also, our capital account would remain unchanged, and we do not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

Federal Income Tax Consequences

The following is a summary of material federal income tax consequences of the reverse stock split and does not purport to be complete. It does not discuss any state, local, foreign or minimum income or other tax consequences. Also, it does not address the tax consequences to holders that are subject to special tax rules, including banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which are subject to change retroactively as well as prospectively. This summary also assumes that the shares are held as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (generally, property held for investment). The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of the stockholder. Each stockholder is urged to consult with the stockholder's own tax advisor with respect to the consequences of the reverse stock split.

Other than the cash payments for fractional shares discussed below, no gain or loss should be recognized by a stockholder upon the stockholder's exchange of shares pursuant to the reverse stock split. The aggregate tax basis of

the shares received in the reverse stock split, including any fraction of a share deemed to have been received, would be the same as the stockholder's aggregate tax basis in the shares exchanged. Stockholders who receive cash upon redemption of their fractional share interests in the shares as a result of the reverse stock split will generally recognize gain or loss based on their adjusted basis in the fractional share interests redeemed. The federal income tax liabilities generated by the receipt of cash in lieu of a fractional interest should not be material in amount in view of the low value of the fractional interest. The stockholder's holding period for the shares would include the period during which the stockholder held the pre-split shares surrendered in the reverse stock split.

Our beliefs regarding the tax consequence of the reverse stock split are not binding upon the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will accept the positions expressed above. The state and local tax consequences of the reverse stock split may vary significantly as to each stockholder, depending upon the state in which he or she resides.

Required Vote and Board of Directors Recommendation

The affirmative vote of a majority of our shares of common stock outstanding on the record date is required to approve granting authority to our Board of Directors to effect at any time prior to our 2009 Annual Meeting of Stockholders a reverse split of our common stock at one of the following exchange ratios: (i) 1-for-3, (ii) 1-for-4 or (iii) 1-for-5. If you hold your shares in your own name and indicate that you wish to abstain from voting on this matter, your shares will be counted as present for purposes of determining the presence of a quorum and your abstention will have the same effect as a vote against this proposal. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will not have the authority to vote your shares. Broker non-votes will be counted as present for purposes of determining the presence of a quorum and will have the same effect as a vote against this proposal.

THE BOARD RECOMMENDS A VOTE *FOR* THE APPROVAL OF EACH OF THE PROPOSED AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION AND TO GRANT THE BOARD THE DISCRETION TO EFFECT A REVERSE STOCK SPLIT

PROPOSAL NO. 5—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2009, and our stockholders are being asked to ratify the Audit Committee's appointment. We have engaged PricewaterhouseCoopers LLP as our independent registered public accounting firm since 1995. Representatives of PricewaterhouseCoopers LLP are expected to be present at our Annual Meeting, will have the opportunity to make a statement at the Annual Meeting if they desire to do so and will be available to respond to appropriate questions.

If our stockholders fail to ratify the appointment, the Audit Committee will reconsider its appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2009. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Adaptec and our stockholders.

Fees Paid to PricewaterhouseCoopers LLP

The following table presents information regarding the fees estimated and billed by PricewaterhouseCoopers LLP and affiliated entities (collectively "PricewaterhouseCoopers") for our 2008 and 2007 fiscal years.

	For the Year Ended March 31,	
Nature of Services	2008	2007
Audit Fees	$1,692,000	$1,570,000
Audit-Related Fees	182,000	—
Tax Fees	153,000	164,000
All Other Fees	—	—
Total Fees	**$2,027,000**	**$1,734,000**

Audit Fees. This category includes professional services rendered for the audit of our consolidated financial statements, review of consolidated financial statements included in our quarterly reports on Form 10-Q and services that were provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. This category includes professional services rendered by PricewaterhouseCoopers that were related to due diligence on a potential acquisition.

Tax Fees. This category includes professional services by PricewaterhouseCoopers that were related to tax advice, tax compliance and foreign tax matters.

All Other Fees. We did not incur any Other Fees during these periods.

Audit Committee Pre-Approval Policies and Procedures

Section 10A(i)(1) of the Exchange Act and related SEC rules require that all auditing and permissible non-audit services to be performed by a company's principal accountants be approved in advance by the Audit Committee of the Board, subject to a de minimis exception set forth in the SEC rules (the "De Minimis Exception"). Pursuant to Section 10A(i)(3) of the Exchange Act and related SEC rules, the Audit Committee has established procedures by which the Chairperson of the Audit Committee may pre-approve such services provided the pre-approval is detailed as to the particular service or category of services to be rendered and the Chairperson reports the details of the services to the full Audit Committee at its next regularly scheduled meeting. None of the audit-related or non-audit services described above were performed pursuant to the De Minimis Exception during the periods in which the pre-approval requirement has been in effect. In the 2008 and 2007 fiscal years, the Audit Committee followed SEC guidelines in approving all services rendered by PricewaterhouseCoopers.

Required Vote and Board of Directors Recommendation

The affirmative vote of a majority of the votes cast at the meeting, at which a quorum is present, either in person or by proxy, is required to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2009. If you hold your shares in your own name and indicate that you wish to abstain from voting on this matter, your abstention will be counted as present for purposes of determining the presence of a quorum and will have the same effect as a vote against this proposal. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will have the authority to vote your shares on this proposal. If a broker chooses to leave these shares unvoted, the shares will be counted for the purpose of establishing a quorum, but will have no effect on the outcome of this proposal.

THE BOARD RECOMMENDS A VOTE *FOR*
RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table presents certain information regarding the beneficial ownership of our common stock as of August 27, 2008 by (a) each beneficial owner of 5% or more of our outstanding common stock known to us, (b) each of our directors and our director nominee, (c) each of our "named executive officers" listed in the Summary Compensation Table below and (d) all of our current directors and executive officers as a group.

The percentage of beneficial ownership for the table is based on approximately 121,479,944 shares of our common stock outstanding as of August 27, 2008. To our knowledge, except under community property laws or as otherwise noted, the persons and entities named in the table have sole voting and sole investment power over their shares of our common stock. Unless otherwise indicated, each beneficial owner listed below maintains a mailing address of c/o Adaptec, Inc., 691 South Milpitas Boulevard, Milpitas, California 95035.

The number of shares beneficially owned by each stockholder is determined under SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power and those shares of common stock that the stockholder has the right to acquire within 60 days after August 27, 2008, including through the exercise of any equity award. The "Percentage of Shares" column treats as outstanding all shares underlying equity awards held by the stockholder, but not shares underlying equity awards held by other stockholders.

	Adaptec Shares Beneficially Owned	
Name of Beneficial Owner	Number of Shares(1)	Percentage of Shares Outstanding
Directors, Director Nominee and Named Executive Officers:		
Jon S. Castor	53,281	*
Jack L. Howard	—	*
Joseph S. Kennedy	140,000	*
Robert J. Loarie(2)	192,604	*
D. Scott Mercer	160,000	*
John Mutch	16,250	*
John J. Quicke	—	*
Lawrence J. Ruisi	—	*
Douglas E. Van Houweling	140,000	*
Subramanian "Sundi" Sundaresh	827,452	*
Mary L. Dotz	75,000	*
Marcus D. Lowe	304,134	*
Christopher G. O'Meara	—	*
Manoj Goyal	—	*
Stephen Terlizzi	—	*
Directors and executive officers as a group (11 persons)	1,908,721	1.57%
5% Stockholders:		
Steel Partners II, L.P.(3)	21,273,800	17.51%
Dimensional Advisors, L.P.(4)	10,181,849	8.38%
Donald Smith & Co., Inc.(5)	9,657,419	7.95%
Renaissance Technologies LLC(6)	9,456,900	7.78%
Barclays Global Investors, N.A.(7)	7,619,559	6.27%

* Less than 1% ownership.

(1) Includes the following shares that may be acquired upon exercise of stock options granted under our stock option plans within 60 days after August 27, 2008, and the following shares of restricted stock that had not vested as of August 27, 2008:

Name	Number of Shares Subject to Options	Shares of Restricted Stock
Jon S. Castor	30,781	—
Jack L. Howard	—	—
Joseph S. Kennedy	127,500	—
Robert J. Loarie(2)	132,500	—
D. Scott Mercer	147,500	—
John Mutch	—	16,250
John J. Quicke	—	—
Lawrence J. Ruisi	—	—
Douglas E. Van Houweling	127,500	—
Subramanian "Sundi" Sundaresh	494,999	200,000
Mary L. Dotz	—	75,000
Marcus D. Lowe	211,665	64,000
Christopher G. O'Meara	—	—
Manoj Goyal	—	—
Stephen Terlizzi	—	—
Directors and executive officers as a group (11 persons)	1,272,445	355,250

(2) Includes 53,854 shares held in the name of a trust for the benefit of Mr. Loarie and his family.

(3) Steel Partners II, L.P. ("Steel Partners") has sole voting and dispositive power over all of the shares. Steel Partners II GP LLC ("Steel GP LLC") is the general partner of Steel Partners. Steel Partners II Master Fund L.P. ("Steel Master") is the sole limited partner of Steel Partners. Partners LLC is the investment manager of Steel Partners and Steel Master. Warren G. Lichtenstein is the manager of Partners LLC and the managing member of Steel GP LLC. By virtue of his positions with Partners LLC and Steel GP LLC, Mr. Lichtenstein has the power to vote and dispose of all of the shares beneficially owned by Steel Partners. Steel Partners' address is 590 Madison Avenue, 32nd Floor, New York, New York 10022. All information regarding Steel Partners is based solely upon the Form 4 filed by it with the SEC on July 8, 2008.

(4) Dimensional Fund Advisors, L.P. ("Dimensional") reported that it has sole voting power and dispositive power with respect to all of the shares. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (these investment companies, trusts and accounts are collectively referred to as the "Funds"). All of the shares are owned of record by the Funds. Dimensional's address is 1299 Ocean Avenue, Santa Monica, California 90401. All information regarding Dimensional is based solely upon its Schedule 13F-HR filed by it with the SEC on August 1, 2008.

(5) Donald Smith & Co., Inc. ("Donald Smith") reported that it has sole voting power with respect to 7,489,414 shares and sole dispositive power with respect to all of the shares. All of the shares are owned of record by advisory clients of Donald Smith. Donald Smith's address is 152 West 57th Street, New York, New York 10019. All information regarding Dimensional is based solely upon the Schedule 13F-HR filed by it with the SEC on August 13, 2008.

(6) Renaissance Technologies LLC ("Renaissance") reported that both it and James H. Simons, who controls Renaissance, have sole voting power and dispositive power with respect to all of the shares. Renaissance's address is 800 Third Avenue, New York, New York 10022. All information regarding Renaissance is based solely upon the Schedule 13F-HR filed by it with the SEC on August 14, 2008.

(7) Barclays Global Investors, N.A. reported that it had sole voting power with respect to 2.261,112 shares and sole dispositive power with respect to 2,714,101 shares, Barclays Global Fund Advisors had sole voting power with respect to 2,749,501 shares and sole dispositive power with respect to 3,740,602 shares and that

Barclays Global Investors, Ltd. had sole dispositive power with respect to 123,940 shares. The address of each of Barclays Global Investors, N.A. and Barclays Global Fund Advisors is 45 Fremont Street, San Francisco, California 94105. The address of Barclays Global Investors, Ltd. is Murray House, 1 Royal Mint Court, London, England EC3N 4HH. All information regarding these entities is based solely upon the Schedule 13F-HR filed by them with the SEC on July 25, 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses our executive compensation philosophy, decisions and practices for fiscal 2008. It places in perspective the earnings of our named executive officers.

Compensation Philosophy and Overview

Our pay programs are designed to attract, retain and motivate a qualified workforce to achieve our financial and strategic objectives. Our compensation program strive to: pay for performance by rewarding each employee for team results and his or her individual contribution to our success; provide managers with guidelines to make fair and equitable compensation decisions.

We believe that the most effective compensation program is one that is designed to reward the achievement of our financial and strategic goals, and which aligns executives' interests with those of our stockholders.

The compensation programs for our executive officers have three principal elements: a base salary which is developed in part by referencing the 50th percentile of the market, cash incentive bonuses linked to achievement of financial and corporate goals and equity-based incentive compensation. In addition, we provide our executive officers a variety of benefits that in most cases are available generally to all of our salaried employees. We view the components of compensation as related but distinct. We believe that an executive's compensation package should be fair and reasonable when taken as a whole.

We have not adopted any formal policies or guidelines for allocating compensation between long-term and currently paid out compensation or between cash and non-cash compensation. The compensation philosophy of the Compensation Committee of our Board of Directors (the "Committee") is to keep cash compensation at a competitive level while providing the opportunity to be significantly rewarded through equity if Adaptec and our stock price perform well over time. We also believe that, for most technology companies, stock-based compensation is generally the primary motivator in attracting executives rather than base salary or cash bonuses.

We believe that our executive officers should have a larger portion of their equity incentive awards at risk as compared with our other employees. We also believe, over the long term, that executive officers should have a greater percentage of their equity compensation in the form of stock options and performance-contingent stock rather than time-based restricted stock, as stock options and performance-contingent stock have greater risk associated with them than time-based restricted stock.

Fiscal Year 2008. We experienced various challenges in fiscal 2008 that required us to modify and focus our executive compensation programs toward retaining key employees in an unstable and unpredictable operating environment. In designing appropriate compensation programs, we had multiple factors to consider: (1) a shrinking revenue base resulting from a loss of key customers and a broader decline in one of our core business segments; (2) strategic acquisition and restructuring initiatives; (3) a potential proxy contest, settlement of which resulted in three new investor representatives joining our Board; (4) significant turnover (voluntary and involuntary) among both the executive ranks and among the broader employee population; and (5) aggressive cost cutting initiatives.

Because of these special circumstances, we implemented changes to executive compensation in fiscal 2008. Our benchmarking of compensation included companies having lower revenues than those with which we had compared ourselves in prior years. Because we needed to emphasize retention, we also provided special cash retention incentives based on service for executives other than our Chief Executive Officer, a retention program with performance-contingent incentives for our Chief Executive Officer, and all equity awards during the fiscal year were made in the form of time-based restricted stock awards ("RSAs") rather than a combination of RSAs and stock options. We continue to believe that, over the long term, executive officers should have a greater percentage of their equity compensation in the form of stock options and performance-contingent stock rather than time-based RSAs, and we do not view cash retention incentives as a long-term element of executive compensation. However, in light of the circumstances we faced in fiscal 2008, we believe the changes we made to our executive compensation programs were necessary.

In addition, as we have done since the second half of fiscal 2006, we established bonus targets based on minimization of losses, which the Board and management believed to be unavoidable in fiscal 2008, even though our objective is to be in a position to require net profits to fund our bonus pool.

Role of the Compensation Committee

The current members of the Committee are John S. Castor, who is the Chair of the Committee, Robert Loarie and John J. Quicke. Mr. Castor and Mr. Loarie served on the Committee for all of fiscal 2008. Mr. Quicke joined the Committee in December 2007 upon his election to our Board of Directors at our 2007 Annual Meeting of Stockholders.

The Committee ensures that our executive compensation and benefits program is consistent with our compensation philosophy and our corporate governance guidelines and is empowered to determine executive officers' total compensation, and subject to the approval of the Board, to determine our Chief Executive Officer's total compensation.

Typically, Committee meetings are attended by, for all or a portion of each meeting, not only the Committee members but also our Chief Executive Officer, our Vice President of Human Resources, an independent compensation consultant from Compensia, Inc. and legal counsel from Fenwick West LLP.

Role of Executive Officers in Compensation Decisions

Mr. Subramanian Sundaresh, our Chief Executive Officer, annually reviews the performance of each of our other executive officers. Mr. Sundaresh rates the performance of his direct staff and the Committee rates the performance of Mr. Sundaresh in consultation with the other non-executive Directors. Each executive officer also completes a self assessment of his/her performance. The conclusions reached by Mr. Sundaresh and his recommendations based on these reviews, including with respect to continued employment, salary adjustments, incentive awards and equity award amounts, are presented by Mr. Sundaresh to the Committee. The Committee thoughtfully considers the Chief Executive Officer's recommendations when exercising its own judgment in making compensation decisions and awards to our executive officers who report to the Chief Executive Officer.

Survey Analysis

In fiscal 2008, we engaged Radford Surveys + Consulting, a business unit of AON Consulting ("Radford"), to provide comprehensive compensation data. Radford provides a number of compensation surveys for the technology industry. The surveys compare practices among other high technology companies and cover base salary, cash incentives, stock equity incentive grants and total cash as a percentage of total direct compensation.

Radford provides quarterly summaries of industry trends to our Vice President, Human Resources, which enables Human Resources to remain current on total compensation trends and which is shared with the Committee. Our Vice President, Human Resources also reviews different surveys consisting of: the Radford Total Company Results survey comprised of data from approximately 170 technology companies with $200 million to $1 billion in annual revenues, the Radford Total Company Results survey comprised of data from approximately 140 technology companies with $50 million to $200 million in annual revenues, and the Radford Stock by Level report which explains stock practices in over 500 technology companies primarily located in the San Francisco Bay Area. The Committee also considers other reference points in reviewing compensation data. For example, we used a Custom Select Company Results survey provided by Radford that compares compensation information for a peer group of high technology companies or their divisions, identified by Adaptec executives and approved by the Committee. This peer group of companies, with similar revenues, is primarily in the storage, computer peripherals, and semiconductor components businesses with which we compete for executive and technical employees. The list of peer companies is as follows:

Acer America (Subsidiary of Acer Inc.)	Emulex	Silicon Image
	Foundry Networks	Silicon Storage Technology
Commvault Systems	Informatica	Sonic Wall
Datalogic Scanning (Subsidiary of Datalogic S.p.A.)	Interwoven	Synaptics
Dolby Laboratories	Iomega	Wind River Systems
Dot Hill System	Packeteer	Xyratex International
	PMC-Sierra	Zantaz



In positions outside of engineering and product management, we seek executive talent within the broader technology industry. Relevant survey positions and data that match the skills of our officers are analyzed and presented to the Committee. As noted above, in fiscal 2008, the Committee also began to compare our executives' compensation with compensation at companies having lower revenues than the companies with which we had compared ourselves in prior years. The companies which participate in the surveys may differ from year to year because companies may elect to join or no longer participate in the survey on an annual basis and the companies' revenue size may differ making them no longer a match to our criteria.

External Advisor

The Committee has the authority to engage the services of outside advisors. The Committee used the services of Compensia, Inc. as an independent advisor to assist the Committee in its review of fiscal 2008 compensation for executive officers and other elements of Adaptec's executive pay program. In fiscal 2008, Compensia completed a comprehensive review of our Board of Directors' compensation, an analysis of severance and retention practices, and a discussion document on performance-based equity compensation. Compensia provides no services to management.

Accounting and Tax Implications of Our Compensation Policies

In designing our compensation programs, the Committee considers the financial accounting and tax consequences to Adaptec as well as the tax consequences to our employees. We account for equity compensation paid to our employees under SFAS 123(R), which requires us to estimate and record an expense over the service period of the award. The SFAS 123(R) cost of our equity awards is considered by management as part of our equity grant recommendations to the Committee.

Section 162(m) of the Internal Revenue Code places a limit of $1million on the amount of compensation that we may deduct for income tax purposes in any one year with respect to our Chief Executive Officer and

certain other of our most highly compensated executive officers. The $1 million limit does not apply to compensation that is considered "performance based" under applicable tax rules. Our executive stock options are intended to qualify as "performance-based," so that compensation attributable to those options is fully tax deductible. Time-based RSAs, that we awarded in fiscal 2008 and prior years do not meet the requirements of Section 162(m) as performance based. Therefore, the fair market value of the shares that vest during a particular year will be counted along with other non-performance-based compensation in that year in determining whether the $1 million limit for non-performance-based compensation is exceeded. Although we also provide cash compensation to executives in forms that do not meet the requirements for "performance-based" compensation, such as base salary and annual incentive pay, we have no individuals with non-performance based cash compensation in excess of the Section 162(m) tax deduction limit in fiscal 2008, excluding the receipt by Mr. Sundaresh of his prior deferrals upon the termination of our nonqualified deferred compensation plan as described below in "Nonqualified Deferred Compensation."

Fiscal Year 2008 Executive Compensation Program

Components of our Compensation Program

Base Salary. In fiscal 2008, we set base salaries for our executive officers after considering the survey information discussed above under "Survey Analysis," with emphasis on the companies with lower revenues. Based on the results of these surveys and the input from Compensia, the Committee determines whether our executive officers are paid competitively. We believe the officers should be paid competitively, not above or below the market data unless their experience or responsibilities warrant either a higher or lower placement compared to market. With the exception of Mary L. Dotz, our Chief Financial Officer who was hired on March 31, 2008, in fiscal 2008 our executives were paid at slightly above the 50th percentile of those in Radford Total Company Results survey of technology companies with revenues of less than $200 million and slightly below the 50th percentile for the Radford Total Company Results survey for companies with revenues of $200 million to $1 billion. As a result, executives did not receive increases in base salary for fiscal 2008, with the exception of Messrs. Goyal and Terlizzi.

For fiscal 2008, the base salary for Mr. Sundaresh, our Chief Executive Officer, was $450,000; the base salary for Mr. Christopher G. O'Meara, our Chief Financial Officer, was $325,000; and the base salary for Mr. Marcus D. Lowe, our Vice President, Emerging Business unit and Corporate Development, was $260,000. Messrs. Sundaresh, O'Meara and Lowe did not receive an increase in their base salaries for fiscal 2008 based on their market position. Effective April 1, 2007 (the first day of fiscal 2008) the base salary of Mr. Manoj Goyal, our former Vice President and General Manager of Data Protection Solutions, increased from $240,000 to $255,000 and the base salary of Mr. Stephen Terlizzi, our former Vice President and General Manager of the Storage Solutions Group, increased from $220,000 to $230,000.

Mary L. Dotz, our Chief Financial Officer, joined Adaptec on March 31, 2008 with a negotiated base salary of $265,000.

Retention and Other Special Compensation Programs. In fiscal 2008, the Committee was focused on retaining executives due to uncertainty created by the potential proxy contest, the high percentage of employee turnover, and potential business transactions, we were considering. The Committee asked Compensia for guidance and recommendations in determining the appropriate retention program for our executive officers and, in April 2007, reviewed a special report prepared by Compensia explaining retention practices. The Committee believes that stability in the executive team is critical in order to retain the executive officers and meet our financial and corporate goals. Accordingly, a performance-contingent program was put in place for our Chief Executive Officer, and a service-based retention award was developed for the other executive officers with an amount equal to two months of base salary payable at the end of November, 2007 and a an amount equal to four months of base salary payable in April 2008.

The design provided for the larger payment later in the fiscal year after key company actions were to be completed to reinforce the retention theme. Mr. O'Meara received $162,500; Mr. Lowe received $130,000; Mr. Goyal received $127,500; and Mr. Terlizzi received $115,000 under this program. The Committee made a

decision not to offer the time-based retention incentive to Mr. Sundaresh to ensure that he focused the executive team on achieving specific goals; instead, the Committee created a performance-contingent retention program for him. The Committee identified three critical individual goals to align the future direction of the Company, improve our revenue potential, lower our operating expenses and enhance the strategic direction of our company. Each goal was valued at two months of base salary. The Committee determined that Mr. Sundaresh satisfied 100% of the first goal by signing an agreement with an ASIC partner by September 30, 2007, 50% of the second goal by eliminating infrastructure costs in IT and Facilities, and 0% of the third goal, as a proposed corporate transaction was not combined. This resulted in an aggregate 50% achievement of his performance goals, equaling a payment of $112,500, or three months of his base salary. The combination of these programs was believed sufficient to retain our Chief Executive Officer and our other executives.

The special programs implemented in fiscal 2008 have run their course and, as of the date of this report, there are no special retention programs in place.

Incentive Program. In fiscal 2008, we paid cash bonuses to our executive officers pursuant to our Adaptec Incentive Plan (the "AIP"), with individuals eligible to receive payments from the AIP twice per year, following the close of the second and fourth fiscal quarters. The funding of the bonus pool under the AIP for each of the two six-month bonus periods was conditioned upon two major components: specific financial results and non-financial corporate goals that were approved by the Committee. The financial results component was based upon Adaptec achieving minimum threshold for operating profit before income taxes ("OPBT") for each six-month bonus period. The corporate goals related to matters such as business partnerships, inventory management, growth in key revenue areas, improving gross margins and other business process improvements. There was also a 60% minimum achievement threshold required to fund the bonus pool for the portion of the bonus attributable to non-financial corporate goals. The Committee determined the weight of each goal and the percentage of achievement. Achievement of goals was measured at the beginning of the third fiscal quarter for the first half cash bonuses and at the beginning of the first fiscal quarter of the following fiscal year for the second half cash bonuses. The non-financial corporate goals account for 25% of the funding of the AIP pool and the financial corporate goals accounted for 75% of the funding pool.

We used the same Radford survey data discussed above to determine cash bonus incentive targets as a percentage of base salary. Our executive officers could achieve 0% to 200% of their target incentive based upon our Company's performance and their individual performance. Actual achievement levels with respect to the financial and non-financial corporate goals established the bonus pool funding; then Mr. Sundaresh and the Committee evaluated the individual performance of the officers and determined what amount each would receive on a discretionary basis. For fiscal 2008, the target bonus payments for our named executive officers were as follows: 85% of Mr. Sundaresh's base salary; 60% of Mr. O'Meara's base salary; and 50% of each of Messrs. Lowe, Goyal, and Terlizzi's base salary. Thus, for example, Mr. Sundaresh could have received an actual bonus of between 0 and 170% of his base salary for the fiscal year, divided over two six-month periods, with 85% of his base salary, or $382,500, being the annual target bonus. Ms. Dotz was not eligible for a payment, as she was not employed by us until the last day of fiscal 2008.

For the first six months of fiscal 2008, we did not achieve the 60% threshold for our non-financial corporate goals. The non-financial corporate goals and the specific criteria for determining whether they were met are confidential commercial information. The Committee established these goals as stretch goals and believed that, taken as a whole, they were achievable but difficult. With respect to the financial goals for the first six months of fiscal 2008, the cutoff threshold amount, below which no payment would be made, for achieving the OPBT goal was an OPBT loss of $25 million, and the target OPBT goal was a loss of no more than $21 million and no less than $20 million. As noted above, these goals reflected the fact that we anticipated an OPBT loss, and the Committee, while preferring to only reward profitability, believed it to be important to our success to nonetheless provide an incentive to the executives to minimize or control losses. Actual OPBT was a loss of $19.9 million. Even though we achieved the OPBT target, management recommended, and the Committee approved, a cap of 85% of the financial goals component in light of our overall results. The foregoing resulted in the Committee approving a funding budget of 64% of the AIP target. The calculation is (0% x 25% corporate goals) + (85% x 75% financial goals) = 64% attainment of target funding.

For the second six months of fiscal 2008, the Company exceeded the 60% threshold for its non-financial corporate goals. These goals and the specific criteria for determining whether they were met also represent confidential commercial information. The Committee established these goals as stretch goals and believed that, taken as a whole, they were achievable but difficult. With respect to our financial objectives for the period, the cutoff threshold was an OPBT loss of $9 million and the target OPBT goal was a loss of less than $4 million. Actual OPBT was a loss of $8.1 million, representing a 25% achievement level. The foregoing resulted in the Committee approving a budget of 35.6% of the AIP target. The calculation is (67.5% x 25% corporate goals) + (25% x 75% financial goals) = 35.6% attainment of target funding.

As shown in the table below, in total for fiscal 2008, Messrs. Sundaresh, O'Meara, Lowe, Goyal, and Terlizzi received less than their targets based on Adaptec's and their individual performance. Mr. Sundaresh received a total cash incentive of 42% of his base salary; Mr. O'Meara received 18% of his base salary, Messrs. Lowe and Goyal received 22% of their base salaries, and Mr. Terlizzi received 13%, of his base salary.

Name	Annual Target % of Base Salary	Annual Achieved % of Base Salary	Total Award
Subramanian "Sundi" Sundaresh	85%	42%	$190,575
Chris G. O'Meara	60%	18%	$ 60,000
Marcus D. Lowe	50%	22%	$ 56,000
Manoj Goyal	50%	22%	$ 55,000
Stephen Terlizzi	50%	13%	$ 29,500

Equity-Based Long Term Incentive Compensation. We generally use stock options and restricted stock awards to ensure that our executive officers have a continuing stake in our long-term success and to align their interests with the interests of our stockholders. . As noted above, in fiscal 2008, we utilized only restricted stock awards in order to provide the necessary incentives, increase retention and minimize potential dilution and compensation expense. We review the Radford surveys noted above to determine the 50th percentile for equity awards. We evaluated the value of awards to determine a recommended range for each of our executive officers. We also reviewed the executive officers' current holdings of unvested equity and the extent to which those holdings provided adequate retention incentive, and noted that stock options awarded in prior years to our executives had exercise prices that exceeded the market price of our common stock in fiscal 2008. Because the Committee did not believe, based on the advice of its advisors, that stock options with exercise prices in excess of our stock price provided adequate incentive to retain executives in a declining market for Adaptec and the industry, the Committee agreed, in fiscal 2008, to utilize only restricted stock awards and to issue such awards with a shorter, two-year vesting schedule. In fiscal 2008, Messrs. Sundaresh, O'Meara, Lowe, Goyal, and Terlizzi received 200,000 RSAs, 75,000 RSAs, 70,000 RSAs, 100,000 RSAs, and 70,000 RSAs, respectively. The awards were determined by calculating the value of proposed awards in comparison to the 50th percentile of equity grants noted in the Radford surveys above. The value of the awards made in fiscal 2008 to each of Mr. Sundaresh and the other named executive officers (other than Mr. Terlizzi) was less than the value of the awards made in fiscal 2007. Mr. Terlizzi was not a named executive officer in fiscal 2007. Fifty percent of the restricted stock awards vest on the first anniversary of the grant date and the other fifty percent vest on the second anniversary of the grant date. Messrs. O'Meara, Goyal, and Terlizzi did not vest in any of the RSAs because they left Adaptec before the first vesting date. As noted above, we do not plan to continue this strategy indefinitely.

Ms. Dotz received a new hire stock award consisting of an option to purchase 125,000 shares of Adaptec stock and 50,000 shares of restricted stock. The option vests 25% on the one-year anniversary of her hire date and quarterly thereafter, at 6.25%, and will be fully vested at the end of four years. The restricted stock award vests 50% on her one-year anniversary and 50% on her second-year anniversary with Adaptec. The grant was determined based on the Radford surveys noted above and the value of unvested equity held by other executives.

During fiscal 2009, Mr. Sundaresh received 75,000 RSAs and an option to purchase 160,000 shares of our common stock, Mr. Lowe received 20,000 RSAs and an option to purchase 40,000 shares of our common stock, and Ms. Dotz received 25,000 RSAs and an option to purchase 50,000 shares of our common stock. One-third of the RSAs vest on the first anniversary of the grant date and two-thirds vest on the second anniversary of the grant date. The options vest in quarterly installments over a three-year period.

The "Grants of Plan Based Awards" table below describes the option grants and restricted stock awards made to the executive officers during fiscal 2008.

All equity-based awards have been reflected in our consolidated financial statements, based upon the applicable SFAS 123(R) accounting guidance. We do not have any program, plan or practice that requires us to grant equity-based awards to our executive officers on specified dates and we have not made grants of such awards that were timed to precede or follow the release or withholding of material non-public information. Our practice has been to grant equity-based awards at regularly scheduled Committee meetings. The exercise prices are determined based on the closing price of our common stock on the date that the grants are approved.

Perquisites. Our executive officers are eligible for the same health and welfare programs and benefits as the rest of Adaptec's employees. In addition, all vice president level and more senior employees, including our executive officers, receive a car allowance valued at $650 per month, and are eligible for an annual executive physical. In addition, executive officers receive reimbursement for personal financial and tax advice up to $2,500 per year, reimbursement for health club initiation fees of up to $300 plus 50% of the club's monthly dues, up to $55.00 per month, and survivor benefit management services up to a maximum cost of $3,000. Beginning in fiscal 2009, the health club benefit has been eliminated.

Employment Contracts

We have entered into employment agreements with each of our executive officers which provide that if such officer is terminated other than for "cause" (which includes violation of material duties, refusal to perform his/her duties in good faith, breach of his/her employment agreement or employee proprietary information agreement, poor performance of duties, arrest for a felony or certain other crimes, substance abuse, violation of law or Adaptec policy, prolonged absence from duties or death), he or she is entitled to receive (1) his unpaid salary and unused vacation benefits he has accrued prior to the date of his termination; (2) a one-time payment equal to 12 months of base salary for Messrs. Sundaresh and O'Meara, and nine months of base salary for Messrs. Lowe, Goyal and Terlizzi and Ms. Dotz, plus an additional week of base salary for each year of service beyond three years of service; (3) outplacement services in an amount not to exceed $10,000 or, for Ms. Dotz, $5,000; and (4) coverage for the executive officer and his dependents under our health, vision and dental insurance plans pursuant to COBRA for a 12-month period for Messrs. Sundaresh and O'Meara, and a nine-month period for Messrs. Lowe, Goyal, and Terlizzi and Ms. Dotz, following the termination of employment. The Committee selected these amounts at the time these executives were hired by us (or promoted to an executive position) based on prior practice within Adaptec, information gathered from outplacement companies and, for agreements entered into after the Committee retained Compensia in January 2007, severance data provided by Compensia.

Change of Control

The changes of control arrangements of our executive officers, as set forth in their employment agreements, are as follows:

If within one year of a change of control (1) there is a material reduction of the annual base and target incentive compensation specified in his or her employment agreement to which he or she does not consent, (2) there is a failure of Adaptec's successor after a change of control to assume his or her employment agreement, (3) his or her employment is terminated without cause by Adaptec's successor, (4) there is a substantial change in his or her position or responsibility or (5) his or her position relocates to more than 25 additional commute miles (one way) and he or she elects to be terminated, then he or she will receive, upon signing a separation agreement and general release: (a) a one-time payment equal to his or her then-current annual base pay (one and one-half times annual base pay in the case of Mr. Sundaresh and nine months of base pay for Ms. Dotz), (b) his or her then-current targeted bonus payout, (c) COBRA benefits for one year (nine months in the case of Ms. Dotz), (d) outplacement services not to exceed $10,000 ($5,000 in the case of Ms. Dotz), and (e) accelerated vesting of his or her stock options and restricted stock awards as provided for under the 2004 Equity Incentive Plan.

Under our 1990 Stock Plan, 1999 Stock Plan and our 2004 Equity Incentive Plan, in the event of a Change in Control, any awards outstanding upon the date of such Change in Control will have vesting accelerated as of the date of such Change in Control as to an additional 25% of the unvested shares subject to such awards. We no longer make awards under our 1990 and 1999 Stock Plans. Future awards under our 2004 Equity Incentive Plan will not provide for such acceleration. If within 12 months following a Change in Control, an employee is terminated by the successor employer for any reason, such employee's awards outstanding upon such Change in Control that are not yet exercisable and vested on such date shall become 100% vested and exercisable.

The Committee has decided to eliminate the "single trigger" acceleration of vesting upon a change in control described above. This change will apply to awards made after May 30, 2008. In addition, we are proposing to remove this provision from the 2004 Plan as part of the amendments to the 2004 Plan described in Proposal No. 2 above. With this change, we believe our future executive severance and change of control practices are generally in line with those in place at other technology companies. We believe these change of control arrangements, the value of which are contingent on the value obtained in a change of control transaction, effectively create incentives for our executive team to build stockholder value and to obtain the highest value possible should we be acquired in the future, despite the risk of losing employment and potentially not having the opportunity to otherwise vest in equity awards which comprise a significant component of each executive's compensation. These arrangements are intended to attract and retain qualified executives that could have other job alternatives that may appear to them to be less risky absent these arrangements, particularly given the significant level of acquisition activity in the technology sector. Except for the acceleration of a portion of the grants to our executive officers, as described above, our change of control arrangements for our executive officers are "double trigger," meaning that acceleration of vesting is not awarded upon a change of control unless the executive's employment is terminated involuntarily (other than for cause) within 12 months following the transaction. We believe this structure strikes a balance between the necessary executive recruitment and retention effects described above, and the needs of potential acquiring companies, who often place significant value on retaining an executive team.

Nonqualified Deferred Compensation

The Adaptec Deferred Compensation Plan was terminated in fiscal 2008 resulting in a Plan payment of $683,963.63 to Mr. Sundaresh based on earnings he deferred from 1994 through 1998 during his prior employment with Adaptec.

Executive Compensation Tables

Summary Compensation Table

The following table provides information with respect to the compensation earned during fiscal 2008 by our Chief Executive Officer, our Chief Financial Officer, our former Chief Financial Officer, and our two other highest paid executive officers who were serving as executive officers at the end of fiscal 2008, as well as one additional former executive officer who was one of our three highest compensated executive officers for fiscal 2008 (excluding our Chief Executive Officer, our Chief Financial Officer and our former Chief Financial Officer). We refer to these six executive officers as our "named executive officers."

Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Non-qualifed Deferred Compensation Earings ($)	All Other Compensation ($)(4)	Total ($)
Subramanian "Sundi" Sundaresh	2008	$450,000	$ —	$369,966	$228,098	$303,075	$29,927	$ 26,976	$1,408,042
Chief Executive Officer and President	2007	$450,000	$ —	$ 90,981	$163,336	$180,000	$32,455	$ 27,004	$ 943,776
Christopher G. O'Meara(5)	2008	$325,000	$162,500	$164,805	$256,251	$ 60,000	$ —	$380,184(6)	$1,348,740
Former Vice President and Chief Financial Officer	2007	$325,000	$ —	$ 42,480	$167,978	$101,000	$ —	$ 12,789	$ 649,247
Mary L. Dotz(7)	2008	$ 1,020	$ —	$ —	$ —	$ —	$ —	$ 49	$ 1,069
Vice President and Chief Financial Officer	2007	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Marcus D. Lowe	2008	$260,000	$130,000	$131,474	$ 80,740	$ 56,000	$ —	$ 22,738	$ 680,952
Vice President and General Manager	2007	$260,000	$ —	$ 32,753	$ 89,889	$ 67,000	$ —	$ 17,939	$ 467,581
Manoj Goyal(8)	2008	$255,000	$127,500	$123,671	$121,766	$ 55,000	$ 407	$ 25,419	$ 708,763
Former Vice President and General Manager of Data Protection Solutions(9)	2007	$215,000	$ 50,000	$ 10,958	$ 54,365	$ 53,300	$ 575	$ 18,500	$ 402,698
Stephen Terlizzi	2008	$198,846	$115,000	$ 59,979	$ 37,673	$ 29,500	$ —	$195,084(11)	$ 636,082
Former Vice President and General Manager of Storage Solutions Group(10)	2007	$ 97,308	$ —	$ —	$ 10,379	$ —	$ —	$ 9,217(4)	$ 116,904

(1) Unless otherwise indicated, the amounts shown in this column represent retention bonuses paid pursuant to the terms of retention agreements that we entered into with these executive officers on August 14, 2007. For more information regarding these retention agreements, see "Compensation Discussion and Analysis."

(2) The amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the aggregate fair value of stock options and awards granted for financial statement reporting purposes pursuant to SFAS 123(R), with the exception that estimated forfeitures related to service-based vesting were disregarded in these amounts. The assumptions used to calculate the value of option awards are set forth under Note 8 to the Consolidated Financial Statements included herein for the fiscal year ended March 31, 2008.

(3) The amounts shown in this column represent payments made pursuant to the terms of our Adaptec Incentive Plan and, with respect to Mr. Sundaresh, also includes a performance bonus of $112,500 pursuant to the terms of his incentive performance agreement entered into on August 31, 2007. For more information regarding our Adaptec Incentive Plan and Mr. Sundaresh's incentive performance agreement, see "Compensation Discussion and Analysis."

(4) The amounts shown in this column consist of one or more of the following: health and life insurance premiums paid by Adaptec, an automobile allowance, matching contributions made to the officer's 401(K) plan, medical reimbursement, financial planning services, employee stock purchase plan disqualifying dispositions and health club dues.

(5) Mr. O'Meara's employment with us was terminated effective March 31, 2008.

(6) Includes a severance payment of $325,000 and vacation payout of $41,347.

(7) Ms. Dotz began her employment with us on March 31, 2008, the last day of fiscal 2008.

(8) Mr. Goyal's employment with us was terminated on April 21, 2008. As a result of this termination, he received a severance payment of $191,250, which was a fiscal 2009 event.

(9) Consists of a signing bonus in connection with the hiring of Mr. Goyal in June 2006.

(10) Mr. Terlizzi's employment with us was terminated on February 1, 2008.

(11) Includes a severance payment of $172,500.

Grants of Plan-Based Awards

The following table provides certain information with respect to grants of awards made to the named executive officers during fiscal 2008. The table also provides information with regard to cash bonuses for fiscal 2008 under our performance-based, non-equity incentive plan to the named executive officers.

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number Shares Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4)
		Threshold ($)	Target ($)	Maximum ($)				
Subramanian "Sundi" Sundaresh	—	$—	$382,500	$765,000	—	—	$ —	$ —
	08/23/2007	$—	$ —	$ —	200,000	—	$ —	$699,800
Christopher G.O'Meara	08/23/2007	$—	$ —	$ —	75,000	—	$	$262,425
Mary L. Dotz(3)	—	$—	$132,500	$265,000	—	—	$ —	$ —
	03/31/2008	$—	$ —	$ —	—	125,000	$2.94	$121,725
	03/31/2008	$—	$ —	$ —	50,000	—	$ —	$146,950
Marcus D. Lowe	—	$—	$130,000	$260,000	—	—	$ —	$ —
	08/23/2007	$—	$ —	$ —	70,000	—	$ —	$244,930
Manoj Goyal	08/23/2007	$—	$ —	$ —	100,000	—	$ —	$349,900
Stephen Terlizzi	08/23/2007	$—	$ —	$ —	70,000	—	$ —	$244,930

(1) Represents potential cash payments to be earned under the 2009 Adaptec Incentive Plan.

(2) The awards granted to Mr. Sundaresh and Mr. Lowe vested with respect to 50% of the underlying shares on August 23, 2008, with the remainder of the shares vesting on August 23, 2009. The award granted to Ms. Dotz vests in two equal annual installments, with 50% of the shares vesting on March 31, 2009 and the balance of the shares vesting on March 31, 2010. The awards granted to Messrs. O'Meara, Goyal and Terlizzi have expired in connection with their termination of employment with us.

(3) The stock options granted to Ms. Dotz vest with respect to 25% of the underlying shares on March 31, 2009 and with respect to an additional 6.25% of the underlying shares at the end of each subsequent three-month period such that the options will be fully vested on March 31, 2012.

(4) The amounts reflect the value we determined for accounting purposes for these awards and do not reflect whether the recipient has actually realized or will realize a financial benefit from the awards. The value of a stock award or option award is based on the fair value as of the grant date of such award determined pursuant to SFAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions underlying the grant date fair value of these awards see Note 8 to the Consolidated Financial Statements.

Outstanding Equity Awards

The following table provides information with respect to each unexercised stock option and unvested restricted stock award held by the named executive officers as of March 31, 2008.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have not Vested ($)(1)
Subramanian "Sundi" Sundaresh ..	164,999	135,001(2)	$3.65	05/23/2012	25,000(3)	$ 73,500
	100,000	—	$3.45	09/19/2010	25,000(4)	$ 73,500
	87,500	62,500(5)	$4.24	06/14/2013	200,000(6)	$588,000
	62,500	87,500(7)	$4.48	11/13/2013	—	—
	414,999	**285,001**			**250,000**	**$735,000**
Christopher G. O'Meara(8)	149,999	150,001	$6.03	07/01/2008	10,000	$ 29,400
	35,000	25,000	$4.24	07/01/2008	15,000	$ 44,100
	33,333	46,667	$4.48	07/01/2008	75,000	$220,500
	218,332	**221,668**			**100,000**	**$294,000**
Mary L. Dotz	—	125,000(9)	$2.94	03/31/2015	50,000(10)	$147,000
Marcus D. Lowe	50,000	50,000(11)	$4.17	07/11/2012	9,000(12)	$ 26,460
	80,000	—	$3.45	09/19/2010	9,000(13)	$ 26,460
	29,165	20,835(14)	$4.24	06/14/2013	70,000(15)	$205,800
	20,833	29,167(16)	$4.48	11/13/2013	—	—
	179,998	**100,002**			**88,000**	**$258,720**
Manoj Goyal(8)	59,062	75,938	$5.47	07/21/2008	9,000	$ 26,460
	20,833	29,167	$4.48	07/21/2008	100,000	$294,000
	79,895	**105,105**			**109,000**	**$320,460**
Stephen Terlizzi(8)	23,437	—	$4.65	05/01/2008	—	—

(1) The market value of the shares of restricted stock that have not yet vested was calculated based on the closing trading price for our common stock on The NASDAQ Global Market on March 31, 2008 of $2.94 per share.

(2) This option vested with respect to 20% of the underlying shares on May 23, 2006 and vests with respect to an additional 5% of the underlying shares at the end of each subsequent three-month period such that the option will be fully vested on May 23, 2010.

(3) These shares of restricted stock vested on June 14, 2008.

(4) These shares of restricted stock vest on November 13, 2008.

(5) This option vests with respect to 8.33% of the underlying shares at the end of each three-month period such that the option will be fully vested on June 14, 2009.

(6) These shares of restricted stock vested with respect to 50% of the underlying shares on August 23, 2008, with the remainder of the shares vesting on August 23, 2009.

(7) This option vests with respect to 8.33% of the underlying shares at the end of each three-month period such that the option will be fully vested on November 13, 2009.

(8) The employment of each Messrs. O'Meara, Goyal and Terlizzi with Adaptec has terminated. All of their unexercisable stock options have terminated, their exercisable options will expire, if not exercised, by their expiration dates, and all of their unvested shares of restricted stock have been forfeited.



(9) This option vests with respect to 25% of the underlying shares on March 31, 2009 and with respect to an additional 6.25% of the underlying shares at the end of each subsequent three-month period such that the options will be fully vested on March 31, 2012.

(10) These shares of restricted stock vest in two equal annual installments, with 50% of the shares vesting on March 31, 2009 and the balance of the shares vesting March 31, 2010.

(11) This option vested with respect to 20% of the underlying shares on May 23, 2006 and vests with respect to an additional 5% of the underlying shares at the end of each subsequent three-month period such that the option will be fully vested on July 11, 2010.

(12) These shares of restricted stock vested on June 14, 2008.

(13) These shares of restricted stock vest on November 13, 2008.

(14) This option vests with respect to 8.33% of the underlying shares at the end of each three-month period such that the option will be fully vested on June 14, 2009.

(15) These shares of restricted stock vested with respect to 50% of the underlying shares on August 23, 2008, with the remainder of the shares vesting on August 23, 2009.

(16) This option vests with respect to 8.33% of the underlying shares at the end of each three-month period such that the option will be fully vested on November 13, 2009.

Option Exercises and Stock Vested

The following table provides information regarding restricted stock awards held by the named executive officers that vested during the year ended March 31, 2008. None of the named executive officers exercised any stock options during fiscal 2008.

Name	Number of Shares Acquired On Vesting	Value Realized On Vesting(8)
Subramanian "Sundi" Sundaresh	16,064(1)	$94,000
	16,065(2)	$84,500
Christopher G. O'Meara	6,425(3)	$37,600
	9,639(4)	$50,700
Mary L. Dotz	—	—
Marcus D. Lowe	5,783(5)	$33,840
	5,783(6)	$30,420
Manoj Goyal	5,783(7)	$30,420
Stephen Terlizzi	—	$ —

None of our named executive officers hold stock awards or restricted stock subject to vesting.

(1) On June 14, 2007, 25,000 shares of restricted stock vested. However, we retained 8,936 of the shares to satisfy the income tax obligations of Mr. Subramanian. As a result he received the shares indicated in this column.

(2) On November 13, 2007, 25,000 shares of restricted stock vested. However, we retained 8,935 of the shares to satisfy the income tax obligations of Mr. Subramanian. As a result he received the shares indicated in this column.

(3) On June 14, 2007, 10,000 shares of restricted stock vested. However, we retained 3,575 of the shares to satisfy the income tax obligations of Mr. O'Meara. As a result he received the shares indicated in this column.

(4) On November 13, 2007, 15,000 shares of restricted stock vested. However, we retained 5,361 of the shares to satisfy the income tax obligations of Mr. O'Meara. As a result he received the shares indicated in this column.

(5) On June 14, 2007, 9,000 shares of restricted stock vested. However, we retained 3,217 of the shares to satisfy the income tax obligations of Mr. Lowe. As a result he received the shares indicated in this column.

(6) On November 13, 2007, 9,000 shares of restricted stock vested. However, we retained 3,217 of the shares to satisfy the income tax obligations of Mr. Lowe. As a result he received the shares indicated in this column.

(7) On November 13, 2007, 9,000 shares of restricted stock vested. However, we retained 3,217 of the shares to satisfy the income tax obligations of Mr. Goyal. As a result he received the shares indicated in this column.

(8) The closing price of our common stock on The NASDAQ Global Market was $3.76 on June 14, 2007 and $3.38 on November 13, 2007.

Nonqualified Deferred Compensation Table

The following table provides information with respect to the non-qualified deferred compensation activity for fiscal 2008 for the named executive officers.

Name	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals Distributions ($)	Aggregate Balance at Last Fiscal Year
Subramanian "Sundi" Sundaresh(1)	$29,927	$683,964(1)	$ —
Christopher G. O'Meara	$ —	$ —	$ —
Mary L. Dotz	$ —	$ —	$ —
Marcus D. Lowe	$ —	$ —	$ —
Manoj Goyal	$ 407	$ —	$10,668
Stephen Terlizzi	$ —	$ —	$ —

(1) All contributions were made by Mr. Sundaresh during his previous employment with Adaptec from 1993 through 1998. The plan which these deposits were held under was terminated in fiscal 2008 and all amounts were distributed to Mr. Sundaresh.



Potential Payments upon Termination or Change in Control

The following table describes the potential payments and benefits upon termination of our named executive officers' employment before or after a change in control of Adaptec, as if each officer's employment terminated as of March 31, 2008. For purposes of valuing the severance and vacation payout payments in the table below, we used each officer's base salary rate in effect on March 31, 2008, and the number of accrued but unused vacation days on March 31, 2008.

Name	Benefits	Termination Without Cause Prior to Change in Control	Change in Control	Termination Without Cause or a Constructive Termination After a Change in Control(1)
Subramanian "Sundi" Sundaresh	Severance	$450,000	$ —	$ 675,000
	Bonus	$ —	$ —	$ 382,500
	Equity Acceleration(2)	$ —	$183,750	$ 551,250
	Cobra Premium(3)	$ 17,184	$ —	$ 17,184
	Vacation Payout	$ 37,542	$ —	$ 37,542
	Perquisites(4)	$ 10,000	$ —	$ 10,000
	Total Value	**$514,726**	**$183,750**	**$1,673,476**
Christopher G. O'Meara(5)	Severance	$325,000	$ —	$ —
	Bonus	$ —	$ —	$ —
	Equity Acceleration(2)	$ —	$ —	$ —
	Cobra Premium(3)	$ 5,742	$ —	$ —
	Vacation Payout	$ 27,283	$ —	$ —
	Perquisites(4)	$ —	$ —	$ —
	Total Value	**$358,025**	**$ —**	**$ —**
Mary L. Dotz	Severance	$198,750	$ —	$ 198,750
	Bonus	$ —	$ —	$ 132,500
	Equity Acceleration(2)	$ —	$ 36,750	$ 147,000
	Cobra Premium(3)	$ 4,307	$ —	$ 4,307
	Vacation Payout	$ —	$ —	$ —
	Perquisites(4)	$ 5,000	$ —	$ 5,000
	Total Value	**$208,057**	**$ 36,750**	**$ 487,557**
Marcus D. Lowe	Severance	$195,000	$ —	$ 260,000
	Bonus	$ —	$ —	$ 130,000
	Equity Acceleration(2)	$ —	$ 64,680	$ 194,040
	Cobra Premium(3)	$ 4,307	$ —	$ 5,742
	Vacation Payout	$ 37,078	$ —	$ 37,078
	Perquisites(4)	$ 10,000	$ —	$ 10,000
	Total Value	**$246,385**	**$ 64,680**	**$ 636,860**
Manoj Goyal(5)	Severance	$191,250	$ —	$ —
	Bonus	$ —	$ —	$ —
	Equity Acceleration(2)	$ —	$ —	$ —
	Cobra Premium(3)	$ 12,888	$ —	$ —
	Vacation Payout	$ 10,172	$ —	$ —
	Perquisites(4)	$ 4,500	$ —	$ —
	Total Value	**$218,810**	**$ —**	**$ —**
Stephen Terlizzi(5)	Severance	$172,500	$ —	$ —
	Bonus	$ —	$ —	$ —
	Equity Acceleration(2)	$ —	$ —	$ —
	Cobra Premium(3)	$ 12,888	$ —	$ —
	Vacation Payout	$ 4,091	$ —	$ —
	Perquisites(4)	$ 3,500	$ —	$ —
	Total Value	**$192,979**	**$ —**	**$ —**

(1) A "constructive termination" event is (1) a material reduction of the annual base and target incentive compensation specified in the officer's employment agreement to which he does not consent, (2) a failure of Adaptec's successor after a change of control to assume the officer's employment agreement, (3) a substantial change in the officer's position or responsibility or (4) the officer's position relocates to more than 25 additional commute miles (one way).

(2) Under our 1990 Stock Plan, 1999 Stock Plan and 2004 Equity Incentive Plan, in the event of a Change in Control, any awards outstanding upon the date of such Change in Control will have their vesting accelerated as of the date of such Change in Control as to an additional 25% of the shares subject to such awards. As discussed in "Compensation Discussion and Analysis" and Proposal No. 2, future equity awards will not contain this "single trigger" acceleration. If within 12 months following a Change in Control, an employee is terminated by the successor employer for any reason, such employee's outstanding awards that are not yet exercisable and vested on the date of such Change in Control shall become 100% vested and exercisable. The value of the equity acceleration was calculated based on the assumption that the change in control occurred and the officer's employment terminated on March 31, 2008, and that the fair market value per share of our common stock on that date was $2.94, which was the closing trading price of our common stock on The NASDAQ Global Market on March 31, 2008. The value of option vesting acceleration was calculated by multiplying the number of unvested shares subject to acceleration by the difference between $2.94 and the exercise price per share of the accelerated option. The value of stock vesting acceleration was calculated by multiplying the number of unvested shares by $2.94.

(3) COBRA payout amounts are estimated based on the monthly premium.

(4) Perquisites consist of outplacement services through the use of a company or consultant in an amount not to exceed to the values shown in the table.

(5) Messrs. O'Meara, Goyal and Terlizzi are no longer our employees. Vacation amounts reflect payments received upon termination. For these individuals, there is no potential additional payout due to a change in control as of year ended the date of this proxy.

Director Compensation

Overview

Our one director who is a company employee—Mr. Sundaresh, our Chief Executive Officer—receives no additional or special compensation for serving as a director. Our non-employee directors receive a combination of cash and equity compensation for serving on our Board. In addition, we reimburse non-employee directors for out-of-pocket expenses incurred in connection with attending Board and committee meetings.

Cash Compensation

Our non-employee directors receive (1) an annual cash retainer of $6,500 per fiscal quarter, (2) a per-meeting retainer of $3,000 for each Board meeting attended (either in person or by telephone); however, the Chairperson of the Board may designate a given meeting as a $2,000-reduced-fee meeting and (3) a per-meeting retainer of $1,200 for each Board committee meeting attended that the Chairperson of the committee designates a formal meeting. In addition, the Chairman of each of the Audit, Compensation and Governance and Nominating Committees receive an annual retainer of $10,000, $7,000 and $4,500, respectively, and other members of such committees receives one-half of the retainer that the Chairman of such committee receives. All of these cash compensation amounts are paid quarterly.

Equity Compensation

Our 2006 Director Plan is a "discretionary" plan and does not provide for automatic granting of options and other equity awards to our non-employee directors. Instead, our Board of Directors approves equity awards under that plan. Our compensation program for non-employee directors provides for an initial award of options to purchase of 32,500 shares of our common stock and 16,250 shares of restricted stock upon becoming a member of our Board of Directors, and annual awards to continuing directors of options to purchase 12,500 shares of our common stock and 6,250 shares of restricted stock. We anticipate that we will generally grant stock options and shares of restricted common stock to our non-employee directors that will vest in one to three years. Additionally, for affiliated non-employee directors, we anticipate that the Board of Directors will continue to grant restricted stock units and stock appreciation rights to achieve consistency in their equity compensation with that of non-affiliated directors.

Director Compensation Table

The following table provides information with respect to all compensation awarded to, earned by or paid to each person who served as a director (except for Mr. Sundaresh, who receives no additional compensation for his service on our Board) for some portion or all of fiscal 2008. Other than as set forth in the table and the narrative that follows it, to date we have not paid any fees, made any equity or non-equity awards, or paid any other compensation to directors.

Name	Fees Earned or Paid in Cash	Restricted Stock Or Restricted Stock Unit Awards ($)(1)	Option Awards ($)(1)	Total
Jon S. Castor	$116,175	$53,629(2)	$21,646(5)	$191,450
Joseph S. Kennedy	$ 66,900	$27,966(2)	$ 7,184(5)	$102,050
Robert J. Loarie	$ 85,100	$27,966(2)	$ 7,184(5)	$120,250
D. Scott Mercer	$ 86,488	$27,966(2)	$28,793(5)	$143,246
Judith M. O'Brien(7)	$ 78,038	$41,703	$10,956	$130,697
Charles J. Robel(7)	$ 80,400	$16,040	$ 9,180	$105,620
Douglas E. Van Houweling	$ 84,700	$27,966(2)	$ 7,184(5)	$119,850
John Mutch	$ 28,900	$ 4,292(3)	$ 3,060(6)	$ 36,253
Jack L. Howard	$ 24,563	$ 1,952(4)	$ —	$ 26,514
John J. Quicke	$ 27,275	$ 1,952(4)	$ —	$ 29,227

(1) These amounts reflect the dollar amount of expense recognized for financial statement reporting purposes for fiscal 2008 in accordance with SFAS 123(R), with the exception that estimated forfeitures related to service-based vesting were disregarded in these amounts. Assumptions used in the calculation of this amount for purposes of our financial statements are included in Note 8 to the Consolidated Financial Statements.

(2) We awarded each of Mr. Castor, Mr. Kennedy, Mr. Loarie, Mr. Mercer, and Mr. Van Houweling 6,250 shares of restricted stock on December 13, 2007. These awards became fully vested on May 31, 2008.

(3) We awarded Mr. Mutch 16,250 shares of restricted stock on December 13, 2007. This award shall vest with respect to 33 ⅓% of the shares on the first anniversary of the grant date, and with respect to 8 ⅓% of the shares quarterly thereafter.

(4) We awarded each of Mr. Howard and Mr. Quicke 16,250 restricted stock units on February 7, 2008. These restricted stock units shall vest with respect to 33 ⅓% of the shares on the first anniversary of the grant date, and with respect to 8 ⅓% of the shares quarterly thereafter.

(5) We granted each of Mr. Castor, Mr. Kennedy, Mr. Loarie, Mr. Mercer, and Mr. Van Houweling options to purchase 12,500 shares of our common stock on December 13, 2007. These options vested with respect to 25% of the shares covered by the option on a quarterly basis (with the first vesting date being August 31, 2007) such that the option became fully vested on May 31, 2008.

(6) We granted Mr. Mutch an option to purchase 32,500 shares of our common stock on December 13, 2007. This option shall vest with respect to 33 ⅓% of the shares covered by the option on the first anniversary of the grant date and with respect to 8 ⅓% of the shares covered by the option quarterly thereafter.

(7) Ms. O'Brien and Mr. Robel did not stand for re-election at our Annual Meeting of Stockholders held on December 13, 2007.

In addition, we granted each of Mr. Howard and Mr. Quicke stock appreciation rights covering 32,500 shares of our common stock on February 7, 2008. These stock appreciation rights vest with respect to 33 ⅓% of the award on the first anniversary of the grant date and with respect to 8 ⅓% of the award quarterly thereafter. There was no expense incurred in fiscal 2008 related to these stock appreciation rights.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of Jon S. Castor (Chairman), Robert J. Loarie and John J. Quicke, none of whom has any interlocking relationships, as defined by the SEC.

Compensation Committee Report

The members of the Compensation Committee have reviewed and discussed the Compensation Discussion and Analysis section set forth above with management and, based on such review and discussion, the members of the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE
Jon S. Castor, Chair
Robert J. Loarie
John J. Quicke

Equity Compensation Plan Information

The following table sets forth information as of March 31, 2008 regarding equity awards under our 2004 Equity Incentive Plan, Snap Appliance, Inc. 2002 Stock Option and Restricted Stock Purchase Plan, Broadband Storage, Inc. 2001 Stock Option and Restricted Stock Purchase Plan, 2000 Nonstatutory Stock Option Plan, 1999 Stock Plan, 1990 Stock Plan, Distributed Processing Technology Corp. Omnibus Stock Option Plan, Stargate Solutions, Inc. 1999 Incentive Stock Plan, Eurologic Systems Group Limited 1998 Share Option Plan, 2006 Director Option Plan, 2000 Director Option Plan, 1990 Directors' Option Plan, and any amendments to such plans:

Equity Compensation Plan Information Table

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-avarage Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan Warrants and Rights
Equity compensation plans apprived by security holders	10,850,736	5.49	21,435,088(1)
Equity compensation plans not approved by security holders(2)	113,378	3.07	—
Total	**10,964,114**	**5.47**	**21,435,088**

(1) Of these shares, 20,041,179 shares are available for issuance under our 2004 Equity Incentive Plan, which permits the grant of stock options, stock appreciation rights, restricted stock, stock awards and restricted stock units, and 1,497,500 shares remain available for issuance under our 2006 Director Plan. If Proposal No. 2 is approved, the shares available for issuance under our 2004 Equity Incentive Plan will be reduced to 14,500,000, subject to proportional reduction in the event Proposal No. 4 is approved and our Board elects to implement a reverse stock split. Of the shares available for issuance under our 2006 Director Plan, a maximum of 600,000 shares in the aggregate may be issued as restricted stock or restricted stock units.

(2) Includes options to purchase 1,232,491 shares of our common stock issued under the Snap Appliance and Broadband Storage stock option plans that we assumed in connection with the acquisition of Snap Appliance in July 2004, after giving effect to the exchange ratio for such acquisition. Of these options to purchase 1,232,491 shares, options to purchase 34,091 shares of our common stock were outstanding at March 31, 2008, having a weighted average exercise price of $1.9163. Also includes options to purchase 1,130,525 shares of our common stock issued under the Distributed Processing Technology stock option plan that we assumed in connection with the acquisition of that company in December 1999, after giving effect to the exchange ratio for such acquisition. Of these options to purchase 1,130,525 shares, options to purchase 39,024 shares of our common stock were outstanding at March 31, 2008, having a weighted average exercise price of $5.2764 per share. Also includes options to purchase 2,336,037 shares of our common stock issued under the Stargate Solutions stock option plan that we assumed in connection with the acquisition of Platys Communications in August 2001, after giving effect to the exchange ratio for such acquisition. Of these options to purchase 2,336,037 shares, options to purchase 29,727 shares of our common stock were outstanding at March 31, 2008, having a weighted average exercise price of $0.1977 per share. Also includes options to purchase 498,789 shares of our common stock issued under the Eurologic stock option plan that we assumed in April 2003 in connection with the acquisition of Eurologic Systems Group Ltd., after giving effect to the exchange ratio for such acquisition. Of these options to purchase 498,789 shares, options to purchase 10,536 shares of our common stock were outstanding at March 31, 2008, having a weighted average exercise price of $6.7043 per share. No further awards will be made under any of the assumed stock option plans described above.

Report of the Audit Committee

The following is the Report of the Audit Committee with respect to our audited financial statements for our fiscal year ended March 31, 2008.

The Audit Committee's purpose is, among other things, to assist our Board of Directors in its oversight of its financial accounting, reporting and controls. Our Board of Directors has determined that each member of the Audit Committee meets the independence criteria prescribed by applicable law and the rules of the SEC for audit committee membership and each is an "independent" director within the meaning of the listing standards of The NASDAQ Global Market. The Audit Committee operates under a written charter, which was formally adopted by the Board of Directors in June 2000 and most recently updated in March 2004.

Our management is responsible for the preparation, presentation and integrity of our financial statements, including setting the accounting and financial reporting principles and designing our system of internal control over financial reporting. Our independent registered public accounting firm, PricewaterhouseCoopers, is responsible for performing an independent audit of our consolidated financial statements and for expressing opinions on the conformity of our audited financial statements to generally accepted accounting principles, on management's assessment of the effectiveness of internal control over financial reporting and on the effectiveness of our internal control over financial reporting based on their audit. The Audit Committee oversees these processes, although members of the Audit Committee are not engaged in the practice of auditing or accounting, and their functions are not intended to duplicate or to certify the activities of management or PricewaterhouseCoopers.

The Audit Committee has reviewed and discussed our audited consolidated financial statements with management and PricewaterhouseCoopers. The Audit Committee met with PricewaterhouseCoopers, with and without management present, to discuss the results of its examinations, its evaluation of our internal control over financial reporting and the overall quality of our financial reporting.

The Audit Committee also has discussed with PricewaterhouseCoopers the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees. The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The Audit Committee also has discussed with PricewaterhouseCoopers that firm's independence. Based on the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in this report and its charter, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for our fiscal year ended March 31, 2008.

The preceding report is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, or the Exchange Act, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in any of our filings.

AUDIT COMMITTEE
John Mutch, Chair
Jon S. Castor
Joseph S. Kennedy

Transactions With Related Persons

Related Party Transactions Policy and Procedures

Any related party transactions, excluding compensation (whether cash, equity or otherwise), which is delegated to the Compensation Committee, involving one of our directors or executive officers, must be reviewed and approved by the Audit Committee or another independent body of the Board of Directors. Any member of the Audit Committee who is a related party with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction. Related parties include any of our directors or executive officers, certain of our stockholders and their immediate family members. To identify any related party transactions, each year, we submit and require our directors and officers to complete director and officer questionnaires identifying any transactions with us in which the executive officer or director or their family members has an interest. In addition, the Nominating and Governance Committee of our Board of Directors determines, on an annual basis, which members of our Board of Directors meet the definition of independent director as defined in the rules of The NASDAQ Stock Market and reviews and discusses any relationships with a director that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.

Certain Related Party Transactions

Settlement Agreement with Steel Partners

On October 26, 2007, we entered into a Settlement Agreement (the "Settlement Agreement") with Steel Partners, L.L.C. and Steel Partners (collectively, "Steel") to end the election contest that was to occur at our 2007 Annual Meeting of Stockholders. Steel Partners, our largest stockholder, beneficially owns approximately 17.51% of our common stock as of August 27, 2008.

Pursuant to the Settlement Agreement, we agreed:

- To increase the size of our Board of Directors from eight to nine members prior to the 2007 Annual Meeting of Stockholders;
- That Judith M. O'Brien and Charles J. Robel would not stand for re-election at the 2007 Annual Meeting of Stockholders;
- To nominate, recommend, support and solicit proxies for each of Jack L. Howard, John J. Quicke and John Mutch (collectively, the "Steel Nominees") for election to our Board of Directors at the 2007 Annual Meeting of Stockholders;
- Following the election of the Steel Nominees to our Board of Directors at the 2007 Annual Meeting, of Stockholders to appoint John Mutch to our Audit Committee, John J. Quicke to our Compensation Committee and Jack L. Howard to our Nominating and Governance Committee.
- In the event of a vacancy of a Steel Nominee prior to our 2008 Annual Meeting of Stockholders, to allow Steel Partners to designate another person to our Board of Directors to fill the vacancy;
- To appoint a Steel Nominee to any committee of our board of directors, if established in the future;
- That during the period from the date of the 2007 Annual Meeting of Stockholders to the date of our 2008 Annual Meeting of Stockholders, the size of our Board of Directors will not exceed nine members;
- That during the period from October 26, 2007 to immediately following the 2007 Annual Meeting of Stockholders, we would not enter into any binding agreement or arrangement related to any acquisition or purchase of assets or a business that constitutes 20% or more of our net revenues, net income or assets, or 20% or more of any class or series of our securities, unless either (1) the binding agreement or arrangement requires us to obtain the approval of our stockholders to complete the transaction or (2) Steel Partners provides its prior written approval of such transaction;

- That following the 2007 Annual Meeting of Stockholders, we and the Steel Nominees would review our business, financial condition, results of operations and outlook and will use commercially reasonable efforts to develop a set of mutually agreeable goals for improving our performance. After we agreed upon these goals, we and the Steel Nominees would use commercially reasonable efforts to engage as soon as reasonably practicable, but no later than 60 days after developing the mutually agreed upon goals, a third-party consultant to assist us in making recommendations to achieve these goals; and
- To reimburse Steel up to $50,000 for expenses that it incurred in connection with its activities relating to the 2007 Annual Meeting of Stockholders, including the Settlement Agreement.

Pursuant to the Settlement Agreement, Steel agreed:

- To be present at the 2007 Annual Meeting of Stockholders and to vote all of the shares of our common stock that it beneficially owns at the 2007 Annual Meeting of Stockholders in favor of the election of each of our incumbent directors; and
- To refrain from taking certain actions during the period beginning on October 26, 2007 and ending immediately following the 2007 Annual Meeting of Stockholders, including: taking certain actions with respect to tender or exchange offers, business combination transactions and election contests; selling the shares of our common stock that it beneficially owns; and seeking to amend our certificate of incorporation or bylaws.



In December 2007, we held our 2007 Annual Meeting of Stockholders, at which our stockholders elected nine directors to our Board of Directors, including each of the Steel Partners Nominees. Mr. Howard is the President of Partners LLC and Mr. Quicke is a Managing Director and operating partner of Partners LLC Steel represented to us in the Settlement Agreement that Mr. Howard and Mr. Quicke may be deemed to be affiliates of Steel Partners under the rules of the Exchange Act, but that Mr. Mutch was not an affiliate of Steel Partners. Mr. Quicke was appointed to our Compensation Committee, Mr. Howard was appointed to our Nominating and Governance Committee and Mr. Mutch was appointed to our Audit Committee. We have compensated each of the Steel Nominees with equity awards or equity-based awards as described under the caption "Director Compensation."

The Settlement Agreement terminated immediately following the 2007 Annual Meeting of Stockholders, except as to specific provisions as set forth in the Settlement Agreement.

Indemnification Arrangements

Our Certificate of Incorporation and Bylaws contain provisions that limit the liability of our directors and provide for indemnification of our officers and directors to the full extent permitted under Delaware law. Under our Certificate of Incorporation, and as permitted under the Delaware General Corporation Law, directors are not liable to us or our stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors, including such conduct during a merger or tender offer. In addition, we have entered into separate indemnification agreements with our directors and officers that could require us to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. Such provisions do not, however, affect liability for any breach of a director's duty of loyalty to us or our stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived an improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Such limitation of liability also does not limit a director's liability for violation of, or otherwise relieve us or our directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or rescission.

Other than as set forth in this section and the compensation arrangements set forth under the caption "Executive Compensation," since April 1, 2007 there has not been, nor is there currently proposed, any transaction in which we were or will be a participant and in which the amount involved exceeded $120,000 and in which any executive officer, director, 5% beneficial owner of our common stock or member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

DEADLINE FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING OF STOCKHOLDERS

Stockholders are entitled to present proposals for consideration at forthcoming stockholder meetings provided that they comply with the proxy rules promulgated by the SEC and our bylaws. Stockholders wishing to present a proposal at our 2009 Annual Meeting of Stockholders must submit such proposal to us by May 7, 2009 if they wish for it to be eligible for inclusion in the proxy statement and form of proxy relating to that meeting. In addition, under our bylaws, a stockholder wishing to nominate a person to our Board of Directors at the 2009 Annual Meeting of Stockholders (but not include such nomination in the proxy statement) or wishing to make a proposal with respect to any other matter (but not include such proposal in the proxy statement) at the 2009 Annual Meeting of Stockholders, must submit the required information to us between July 9, 2009 and August 8, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act requires our directors and certain of our officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. SEC regulations also require these persons to furnish us with a copy of all Section 16(a) forms they file. Based solely on our review of the copies of the forms furnished to us and written representations from our officers who are required to file Section 16(a) forms and our directors, we believe that all Section 16(a) filing requirements were met during fiscal 2008, except that Steel Partners filed one Form 4 late during fiscal 2008, which covered two purchases of shares of our common stock by Steel Partners, a Form 4 was filed late for John J. Quicke related to his initial grants of restricted stock units and stock appreciation rights, and a Form 4 was filed late for Jack L. Howard related to his initial grants of restricted stock units and stock appreciation rights.

OTHER BUSINESS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote the shares they represent as the Board of Directors may recommend.

Whether or not you plan to attend the Annual Meeting, please cast your vote online, via telephone, or complete, date, sign and promptly return the enclosed proxy card or voting instruction card in the enclosed postage-paid envelope before the Annual Meeting so that your shares will be represented at the Annual Meeting.

Appendix A

ADAPTEC, INC.

2004 EQUITY INCENTIVE PLAN

(Amended by the Board of Directors as of August 20, 2008)

1. *Purposes of the Plan.* The purposes of this Adaptec, Inc. 2004 Equity Incentive Plan (the "Plan") are to attract and retain the best available personnel, to compete effectively for the best personnel, and to promote the success of the Company's business by motivating Employees, Directors and consultants to superior performance. Awards granted under the Plan may be Nonstatutory Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Stock Awards or Restricted Stock Units, as determined by the Administrator at the time of grant.

2. *Definitions.* As used herein, the following definitions shall apply:

(a) "*Administrator*" means the Board or any of its delegates, including committees, administering the Plan, in accordance with Section 4 of the Plan.

(b) "*Affiliate*" means any corporation, partnership or joint venture or other entity in which the Company (or a successor in interest of the Company) holds an equity, profits or voting interest of twenty (20%) percent or more.

(c) "*Applicable Laws*" means the requirements relating to the administration of equity compensation plans under U. S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(d) "*Award*" means, individually or collectively, a grant under the Plan of NSOs, ISOs, SARs, Restricted Stock, Stock Awards or RSUs.

(e) "*Award Documentation*" means any written agreement or documentation published by the Company setting forth the terms and provisions applicable to each Award granted under the Plan. Any Award Documentation is subject to the terms and conditions of the Plan.

(f) "*Awarded Stock*" means the Common Stock subject to an Award.

(g) "*Board*" means the Board of Directors of the Company.

(h) "*Change of Control*" means any of the following events, unless otherwise defined in Award Documentation or a Participant's employment agreement:

(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) (other than the Company, a Subsidiary or a Company employee benefit plan, including any trustee of such plan acting as trustee) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of either the then outstanding shares of the Common Stock of the Company or the combined voting power of the Company's then outstanding securities;

(ii) a change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the Directors are Incumbent Directors. "*Incumbent Directors*" shall mean Directors who either (I) are Directors as of the date hereof, or (II) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company (other than those directors who are directors on the date this plan is reapproved by stockholders));

(iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding

immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the then outstanding shares of the Common Stock of the Company and the combined voting power of the Company's then outstanding securities; or

(iv) the consummation of the sale or disposition by the Company of all or substantially all the Company's assets.

(i) "*Code*" means the Internal Revenue Code of 1986, as amended.

(j) "*Committee*" means a committee of directors appointed by the Board in accordance with Section 4 of the Plan.

(k) "*Common Stock*" means the common stock of the Company.

(l) "*Company*" means Adaptec, Inc., a Delaware corporation.

(m) "*Director*" means a member of the Board of Directors of the Company.

(n) "*Disability*" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(o) "*Employee*" means any person, including Officers and Directors, who is an employee of the Company or any Affiliate or Parent. An Employee shall not cease to be treated as an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, any Affiliate, any Parent or any successor corporation. Neither service as a Director nor payment of a director's fee by the Company or any Affiliate or Parent shall be sufficient to constitute status as an Employee.

(p) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(q) "*Fair Market Value*" means, as of any date, the value of a share of the Company's Common Stock determined as follows:

(i) if such Common Stock is then quoted on the Nasdaq Global Market, its closing price on the Nasdaq Global Market on the date of determination (or if there are no sales for such date, then the last preceding business day on which there were sales) as reported in The Wall Street Journal;

(ii) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal;

(iii) if such Common Stock is publicly traded but is not quoted on the Nasdaq Global Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal;

(iv) in the case of an Option made on the Effective Date, the price per share at which shares of the Company's Common Stock are initially offered for sale to the public by the Company's underwriters in the initial public offering of the Company's Common Stock pursuant to a registration statement filed with the SEC under the Securities Act; or

(v) if none of the foregoing is applicable, by the Board in good faith.

(r) "*Incentive Stock Option*" means an option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(s) "*Nonstatutory Stock Option*" means an Option not intended to qualify as an Incentive Stock Option.

(t) "*Notice of Grant*" means a written or electronic notice evidencing certain terms and conditions of an individual Award. The Notice of Grant is part of the Award Documentation.

(u) "*Officer*" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(v) "*Option*" means an NSO or ISO granted pursuant to Section 8 of the Plan.

(w) "*Option Agreement*" means an agreement between the Company and a Participant evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(x) "*Parent*" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(y) "*Participant*" means the holder of an outstanding Award granted under the Plan.

(z) "*Performance Goals*" means the goal(s) (or combined goal(s)) determined by the Administrator (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Administrator, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement relating to ~~annual revenue, cash position, earnings per share, operating cash flow, market share, new product releases, net income, operating income, return on assets, return on equity, return on investment, other financial measures~~one or more of the following factors or other financial measure or any other objective or subjective performance related goal that the Administrator deems appropriate: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales; (vii) revenue; (viii) profits before interest and taxes; (ix) expenses; (x) cost of goods sold; (xi) profit/loss or profit margin; (xii) working capital; (xiii) return on capital, equity or assets; (xiv) earnings per share; (xv) economic value added; (xvi) stock price; (xvii) price/earnings ratio; (xviii) debt or debt-to-equity; (xix) accounts receivable; (xx) writeoffs; (xxi) cash; (xxii) assets; (xxiii) liquidity; (xxiv) operations; (xxv) intellectual property (e.g., patents); (xxvi) product development; (xxvii) regulatory activity; (xxviii) manufacturing, production or inventory; (xxix) mergers and acquisitions or divestitures; (xxx) financings; and/or (xxxi) customer satisfaction, each with respect to the Company and/or one or more of its affiliates or operating units. The Performance Goals may differ from Participant to Participant and from Award to Award.

(aa) "*Plan*" means this Adaptec, Inc. 2004 Equity Incentive Plan.

(bb) "*Restricted Stock*" means shares of Common Stock granted pursuant to Section 10 of the Plan that are subject to vesting based on continuing as a Service Provider and/or based on satisfaction of Performance Goals.

(cc) "*Restricted Stock Unit*" or "*RSU*" means an Award, granted pursuant to Section 11 of the Plan.

(dd) "*Stock Appreciation Right*" or "*SAR*" means an Award granted, either alone or in connection with a related Option, pursuant to Section 9 of the Plan.

(ee) "*Service Provider*" means an Employee, Director or consultant.

(ff) "*Share*" means each share of Common Stock reserved under the Plan or subject to an Award, and as adjusted in accordance with Section 13(a) of the Plan.

(gg) "*Stock Award*" means shares of Common Stock granted pursuant to Section 10 of the Plan.

(hh) "*Subsidiary*" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. *Stock Subject to the Plan.*

(a) Reserve. Subject to the provisions of Section 13(a) of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is ~~10,000,000~~(i) 14,500,000 Shares (adjusted in proportion to any adjustments under Section 13(a) of the Plan) plus ~~(i) the number of shares of Common Stock reserved under the Company's 1999 Stock Option Plan and 2000 Nonstatutory Stock Option Plan (the "*Prior Plans*") that are not subject to outstanding awards under the Prior Plans on the date this Plan is first approved by the Company's stockholders, and~~ (ii) the number of shares of Common Stock that are released from, or reacquired by the Company from, awards outstanding under the Company's 1999 Stock Option Plan and 2000 Nonstatutory Stock Option Plan (the "*Prior Plans*") on the date this Plan is ~~first approved~~reapproved by the Company's stockholders.

Shares reserved under this Plan that correspond to shares of common stock covered by part (ii) of the immediately preceding sentence shall not be available for grant and issuance pursuant to this Plan except as such shares of Common Stock cease to be subject to such outstanding awards, or are repurchased at the original issue price by the Company, or are forfeited~~; provided, however, that in no event shall more than 5,000,000 of the Shares (adjusted in proportion to any adjustments under Section 13(a) of the Plan) issuable under the Plan be granted pursuant to Awards with an exercise price or purchase price that is less than 100% of Fair Market Value on the date of grant~~. The Shares may be authorized, but unissued, or reacquired Common Stock. In no event shall the total number of Shares issued as ISOs exceed 35,000,000 Shares (adjusted in proportion to any adjustments under Section 13(a) of the Plan).

(b) Reissuance. If Shares are: (i) subject to an Award that terminates without such Shares being issued after the date the Plan is reapproved by the Company's stockholders, or (ii) issued pursuant to an Award, but are repurchased at the original issue price by the Company after the date the Plan is reapproved by the Company's stockholders, or (iii) forfeited~~; then such Shares will again~~ under an Award after the date the Plan is reapproved by stockholders; in each case where any Award was first granted under this Plan on or after the date this Plan was first approved by the Company's stockholders, then such Shares will be re-credited as shares available for ~~grant and issuance under this Plan. At all times the Company will reserve and keep available the number of Shares necessary to satisfy the requirements of all Awards then vested and outstanding under this~~issuance under the Plan. To the extent an Award under the Plan is paid out in cash rather than stock at the discretion of the Administrator, such cash payment shall not result in reducing the number of Shares available for issuance under the Plan. At all times the Company will reserve and keep available the number of Shares necessary to satisfy the requirements of all Awards then vested and outstanding under this Plan.

4. *Administration of the Plan.*

(a) Powers of the Administrator. Subject to the provisions of the Plan, including, without limitation Section 15, and in the case of a Board delegate, subject to the specific duties delegated by the Board to such Board delegate, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value as defined above;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(iv) to approve forms of agreement and documentation for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options or SARs may be exercised (which may be based on performance criteria), transferability, any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the shares of Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to construe and interpret the terms of the Plan and awards granted pursuant to the Plan;

(vii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;

(viii) to modify or amend each Award (subject to Section 15 of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options or SARs longer than is otherwise provided for in the Plan;

(ix) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of Shares or cash having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of any

Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi) to make all other determinations deemed necessary or advisable for administering the Plan.

(b) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations shall be final and binding on all Participants.

5. *Eligibility.* Nonstatutory Stock Options, Restricted Stock, Stock Awards, Restricted Stock Units and Stock Appreciation Rights may be granted to Service Providers. Incentive Stock Options may only be granted to Employees. Non-Employee Directors shall not be eligible for the benefits of the Plan.

6. *Limitations on Awards.*

(a) No Rights as a Service Provider. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing such Participant's relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or any Affiliate or Parent to terminate such relationship at any time, with or without cause, or to adjust the compensation of any Participant.

(b) Exercise; Rights as a Stockholder; Effect of Exercise.

(i) Any Award granted hereunder shall be exercisable or vest according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Documentation, including, without limitation, Participant's continuous status as a Service Provider and/or Participant's satisfaction of Performance Goals. An Award may not be exercised for a fraction of a Share. An Award shall be deemed exercised when the Company receives written or electronic notice of exercise (in accordance with the Award Documentation) from the person entitled to exercise the Award. The Participant must remit to the Company full payment for the Shares with respect to which the Award is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Documentation and the Plan. Shares issued upon exercise of an Award shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and Participant's spouse, or after the death of the Participant in the name of the Participant's beneficiaries or heirs or as directed by the executor of Participant's estate under applicable law.

(ii) Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Awarded Stock, notwithstanding the exercise of the Award. The Company shall issue (or cause to be issued) such Shares promptly after the Award is exercised or vests. No adjustment of an Award will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 13(a) of the Plan or specified in any Award Documentation.

(iii) Exercising an Award in any manner that results in the issuance of Shares shall decrease the number of Shares thereafter available, both for purposes of the Plan and for issuance under the Award, by the number of Shares as to which the Award is exercised.

(c) 162(m) Limitations. In any calendar year, no Service Provider shall be granted Awards covering in the aggregate more than 2,000,000 Shares; provided, however, that in the first twelve (12) months following the commencement of a Service Provider's service with the Company or an Affiliate or Parent, such Service Provider may be granted Awards covering in the aggregate up to 3,000,000 Shares. These foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 13(a). If an Award is cancelled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 13(b), the cancelled Award will be counted against the limits set forth in this Section 6(c).

(d) Tax Withholding.

(i) Where, in the opinion of counsel to the Company, the Company has or will have an obligation to withhold foreign, federal, state or local taxes relating to the exercise of any Award, the Administrator may in its discretion require that such tax obligation be satisfied in a manner satisfactory to the Company. With respect to the exercise of an Award, the Company may require the payment of such taxes before Shares deliverable pursuant to such exercise are transferred to the holder of the Award.

(ii) With respect to the exercise of an Award, a Participant may elect (a "*Withholding Election*") to pay the minimum statutory withholding tax obligation by the withholding of Shares from the total number of Shares deliverable pursuant to the exercise of such Award, or by delivering to the Company a sufficient number of previously acquired shares of Common Stock, and may elect to have additional taxes paid by the delivery of previously acquired shares of Common Stock, in each case in accordance with rules and procedures established by the Administrator. Previously owned shares of Common Stock delivered in payment for such additional taxes must have been owned for at least six months prior to the delivery or must not have been acquired directly or indirectly from the Company and may be subject to such other conditions as the Administrator may require. The value of each Share withheld, or share of Common Stock delivered, shall be the Fair Market Value per share of Common Stock on the date the Award becomes taxable. All Withholding Elections are subject to the approval of the Administrator must be made in compliance with rules and procedures established by the Administrator.

7. *Term of Plan.* The Plan shall become effective upon its adoption by the Board (the "*Effective Date*"), subject to stockholder approval. It shall continue in effect for a term of ten (10) years unless terminated earlier under Section 15 of the Plan.

8. *Options.*

(a) Term of Options. The term of each Option shall be not greater than seven (7) years from the date it was granted, and in no event shall the term of any ISO granted to an Employee who at the time of such grant owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company, or of any Subsidiary or Parent, be longer than five (5) years from the date the ISO was granted.

(b) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:

(i) In the case of an ISO granted to any Employee who at the time the ISO is granted owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or of any Subsidiary or Parent, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(ii) In the case of an ISO granted to any Employee other than an Employee described in subsection (i) immediately above, the per Share price shall be no less than 100% of the Fair Market Value per Share on the date of the grant.

(iii) In the case of a NSO, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant; however, subject to the overall limitation on the number of below fair market value Awards, Shares may be granted at 85% of Fair Market Value on the date of grant, so long as the discount is granted in lieu of some portion of salary or cash bonus.

(iv) The exercise price for the Shares to be issued pursuant to an already granted Option may not be changed without the consent of the Company's stockholders. This shall include, without limitation, a repricing of the Option as well as an option exchange program whereby the Participant agrees to cancel an existing Option in exchange for an Option, SAR or other Award.

(c) Form of Consideration;. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration, to the extent permitted by Applicable Laws, may consist entirely of:

(i) check;

(ii) other Shares which (A) in the case of Shares acquired upon exercise of an Option, have been owned by the Participant for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iii) ~~broker assisted~~any cashless exercise program approved by the Committee;

(iv) any combination of the foregoing methods of payment; or

(v) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

(d) Termination of Relationship as Service Provider. When a Participant's status as a Service Provider terminates, other than from death or Disability, the Participant's Option may be exercised within the period of time specified in the Option Agreement to the extent that the Option is vested on the date of termination or such longer period of time determined by the Administrator (which may so specify after the date of the termination but before expiration of the Option) not to exceed five (5) years (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified period of time in the Plan or the Option Agreement, the Option shall remain exercisable for three (3) months following the date Participant ceased to be a Service Provider.

(e) Death or Disability of Participant. If a Participant's status as a Service Provider terminates as a result of the Participant's Disability, then the Participant or the Participant's estate, shall have the right for a period of six (6) months following the date of termination of status as a Service Provider for Disability, or for such other period as the Administrator may fix, to exercise the Option to the extent the Participant was entitled to exercise such Option on the date of termination of status as a Service Provider for Disability, or to such extent as may otherwise be specified by the Administrator (which may so specify after the date of Disability but before expiration of the Option), provided the actual date of exercise is in no event after the expiration of the term of the Option. If a Participant's status as a Service Provider terminates as a result of the Participant's death, then the Option held by the Participant shall become vested and exercisable in full as of the date of such Participant's death and the Participant's estate shall have the right for a period of twelve (12) months following the date of death, or for such other period as the Administrator may fix, to exercise the Option.

(f) ISO Rules. The Option Agreement for each ISO shall contain a statement that the Option it documents is an ISO. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which all ISOs held by a Participant are exercisable for the first time by such Participant during any calendar year exceeds $100,000, such excess Shares shall be treated as Shares subject to an NSO. For purposes of this Section 8(f), ISOs shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares subject to an ISO shall be determined as of the time the ISO with respect to such Shares is granted.

(g) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares an Option previously granted based on such terms and conditions as the Administrator shall establish and communicate to the Participant at the time that such offer is made.

9. *Stock Appreciation Rights.*

(a) Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Service Providers at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion to determine the number of SARs granted to any Participant.

(b) Exercise Price and other Terms. Subject to the provisions of the Plan (including this subsection 9(b)), the Administrator shall have complete discretion to determine the terms and conditions (including but not limited to the exercise price, the term and the conditions of exercise) of SARs. Such terms and conditions shall be set forth in an Award Documentation evidencing the SAR grant (a "*SAR Agreement*"). Notwithstanding the foregoing, a SAR shall not have a term of more than seven (7) years from the date of grant, and the per Share exercise price of a SAR shall be no less than 100% of the Fair Market Value per Share on the date of grant. The

exercise price for the Shares or cash to be issued pursuant to an already granted SAR may not be changed without the consent of the Company's stockholders. This shall include, without limitation, a repricing of the SAR as well as a SAR exchange program whereby the Participant agrees to cancel an existing SAR in exchange for an Option, SAR or other Award.

(c) Payment of SAR Amount. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying: (i) the difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times (ii) the number of Shares with respect to which the SAR is exercised. At the discretion of the Administrator, payment for a SAR may be in cash, Shares or a combination thereof.

(d) Termination of Relationship as Service Provider. When a Participant's status as a Service Provider terminates, other than from death or Disability, the Participant's SAR may be exercised within the period of time specified in the SAR Agreement to the extent that the SAR is vested on the date of termination or such longer period of time determined by the Administrator (which may so specify after the date of the termination but before expiration of the SAR) not to exceed five (5) years (but in no event later than the expiration of the term of such SAR as set forth in the SAR Agreement). In the absence of a specified period of time in the Plan or the SAR Agreement, the SAR shall remain exercisable for three (3) months following the date Participant ceased to be a Service Provider.

(e) Death or Disability of Participant. If a Participant's status as a Service Provider terminates as a result of the Participant's Disability, then the Participant or the Participant's estate, shall have the right for a period of six (6) months following the date of termination of status as a Service Provider for Disability, or for such other period as the Administrator may fix, to exercise the SAR to the extent the Participant was entitled to exercise such SAR on the date of termination of status as a Service Provider for Disability, or to such extent as may otherwise be specified by the Administrator (which may so specify after the date of Disability but before expiration of the SAR), provided the actual date of exercise is in no event after the expiration of the term of the SAR. If a Participant's status as a Service Provider terminates as a result of the Participant's death, then the SAR held by the Participant shall become vested and exercisable in full and the Participant's estate shall have the right for a period of twelve (12) months following the date of death or for such other period as the Administrator may fix, to exercise the SAR.

(f) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares a SAR previously granted based on such terms and conditions as the Administrator shall establish and communicate to the Participant at the time that such offer is made.

10. *Restricted Stock or Stock Awards.*

(a) Grant of Restricted Stock. Subject to the terms and conditions of the Plan, Restricted Stock or Stock Awards may be granted to Service Providers at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion to determine (i) the number of Shares subject to a Restricted Stock award or a Stock Award granted to any Participant, and (ii) the conditions that must be satisfied, the vesting of which typically will be based on continued provision of services and/or satisfaction of Performance Goals. Restricted Stock may not vest for at least one year from the date of grant. Once the Shares are issued, voting, dividend and other rights as a stockholder shall exist with respect to Restricted Stock or Stock Awards.

(b) Other Terms. Subject to the provisions of the Plan, the Administrator shall have complete discretion to determine the terms and conditions, including the purchase price (provided it is at least $0.001 per Share of Restricted Stock or Stock Award to be issued to the extent required by Delaware law), of Awards of Restricted Stock. Such terms and conditions shall be set forth in the Award Documentation evidencing the Restricted Stock or Stock Award grant (the "*Stock Award Documentation*"). Any certificates representing the Restricted Stock or Stock Award shall bear such legends as shall be determined by the Administrator.

11. *Restricted Stock Units.*

(a) Grant of Restricted Stock Units. Subject to the terms and conditions of the Plan, RSUs may be granted to Service Providers at any time and from time to time as shall be determined by the Administrator, in its

sole discretion. The Administrator shall have complete discretion to determine (i) the number of Shares subject to each RSUs award, and (ii) the conditions that must be satisfied, the vesting of which typically will be based on continued provision of services and/or satisfaction of Performance Goals. Any RSUs award may not vest for one year from the date of grant. RSUs shall be denominated in units with each unit equivalent to one Share for purposes of determining the number of Shares subject to any RSUs award. Until the Shares are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to RSUs.

(b) Other Terms. Subject to the provisions of the Plan, the Administrator shall have complete discretion to determine the terms and conditions, including the purchase price (provided it is at least $0.001 per Share issued to the extent required by Delaware law), of Awards of RSUs. Such terms and conditions shall be set forth in an Award Documentation evidencing the RSU grant (a "*Restricted Stock Units Agreement*"). A Restricted Stock Units Agreement may provide for dividend equivalent units.

(c) Settlement. Settlement of vested RSUs may be made in the form of: (i) cash, (ii) Shares or (iii) any combination, as determined by the Administrator and may be settled in a lump sum or in installments. Distribution to a Participant of an amount (or amounts) from settlement of vested RSUs may be deferred to a date after settlement as determined by the Administrator.

12. *Non-Transferability of Awards.* Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the recipient, only by the recipient. If the Administrator makes an Award transferable, the Award Documentation for such Award shall contain such additional terms and conditions as the Administrator deems appropriate.

13. *Adjustments Upon Changes in Capitalization, Dissolution, Merger or Asset Sale.*

(a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, each of (i) the number of shares of Common Stock covered by each outstanding Award, (ii) the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, in each case as set forth in Section 3, (iii) the price per share of Common Stock covered by each such outstanding Award, and (iv) the share issuance limits under Section 3(a) and Section 6(c), shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company (including, without limitation, a spin-off or split-up); provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Compensation Committee of the Board, whose determination in that respect shall be final, binding and conclusive. In making such adjustment, fractions of a Share will not be issued but will either be replaced by a cash payment equal to the Fair Market Value of such fraction of a Share or will be rounded up to the nearest whole Share, as determined by the Compensation Committee of the Board. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award prior to such transaction as to all or any part of the Awarded Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested an Award will terminate immediately prior to the consummation of such proposed action.

(c) Merger or Asset Sale.

(i) Stock Options and SARs. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or related corporation. In the event that the successor corporation refuses to assume or substituted for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be fully vested and exercisable for a period determined by the Administrator from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this subsection, the Option or SAR shall be considered assumed if, following the merger or sale of assets, the Option or SAR confers the right to purchase or receive, for each Share of Awarded Stock subject to the Option or SAR immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or related corporation, the Administrator may, with the consent of the successor corporation and the Participant, provide for the consideration to be received upon the exercise of the Option or SAR, for each Share of Awarded Stock subject to the Option or SAR, to be solely common stock of the successor corporation or related corporation equal in fair market value to the per share consideration received by holders of Common Stock in the merger or sale of assets.

(ii) Restricted Stock and Restricted Stock Units. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, repurchase rights on Shares of Restricted Stock, or any consideration into which such Shares of Restricted Stock are converted as part of such merger or sale, may be assigned to the successor corporation or related corporation, and each outstanding RSU award shall be assumed or an equivalent award substituted by the successor corporation or related corporation of the successor corporation. If the successor corporation refuses to assume or substitute for such Awards, then Participants shall fully vest in such Awards. If RSUs become fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator shall notify Participants in writing or electronically that their RSUs shall be fully vested and exercisable for a period determined by the Administrator from the date of such notice, and such RSUs shall terminate upon the expiration of such period. RSUs shall be considered assumed if, following the merger or sale of assets, such RSUs confer the right to purchase or receive, for each Share subject to such RSUs immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each share of Common Stock held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or related corporation, then the Administrator may, with the consent of the successor corporation and the Participant, provide for the consideration to be received, for each Share subject to such RSUs, to be solely in the form of common stock of the successor corporation or related corporation equal in fair market value to the per share consideration received by holders of Common Stock in the merger or sale of assets.

(d) Change of Control. Unless otherwise provided in a Participant's agreement for services as an Employee of the Company, ~~in the event of a Change of Control, any Award outstanding upon the date of such Change of Control that is not yet exercisable or vested, as applicable, on such date shall have its exercisability and vesting, as applicable, accelerated as to an additional twenty-five percent (25%) of the Shares subject to any such Award as of the date of such Change of Control, and any remaining unvested portion of any such Award shall thereafter continue to otherwise vest (subject to (i) the Participant's remaining a Service Provider and (ii) accelerated vesting as provided for in this Section 13(d)) at the same rate and as to the same number of Shares per vesting period as immediately prior to the Change of Control. For example, if a Participant holds an Option that is fifty percent (50%) vested immediately prior to the date of a Change of Control, which Option~~

~~ordinarily vests so as to be one hundred percent (100%) vested four years after the date of grant (subject to the Participant's remaining a Service Provider), the Option would become seventy-five percent (75%) vested upon the date of the Change of Control and would resume vesting (subject to (i) the Participant's remaining a Service Provider and (ii) accelerated vesting as provided for in this Section 13(d)) so as to be one hundred percent (100%) vested three years following the date of grant. Additionally,~~ if, within one year after a Change of Control has occurred, a Employee Participant's status as an Employee is terminated by the Company (including for this purpose any successor to the Company due to such Change of Control and any employer that is an Affiliate of such successor) for any reason, then all Awards held by such Participant shall become fully vested ~~for~~and exercisable upon the date of termination of such status, irrespective of the vesting or exercise provisions of such Participant's applicable Award Documentation.

14. *Date of Grant.* The date of grant of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each recipient within a reasonable time after the date of such grant.

15. *Amendment and Termination of the Plan.*

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Stockholder Approval. The Company shall obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

16. *Conditions Upon Issuance of Shares.* Shares shall not be issued pursuant to the exercise of an Award unless the exercise of the Award or the issuance and delivery of such Shares (or with respect to Restricted Stock Units or SARs, the cash equivalent thereof) shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and/or (b) completion of any registration or other qualification of such Shares under Applicable Laws. The Company will be under no obligation to register the Shares with the United States Securities and Exchange Commission or to effect compliance with the registration, qualification or listing requirements of any state securities laws, stock exchange or automated quotation system, and the Company will have no liability for any inability or failure to do so.

17. *Inability to Obtain Authority.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder (or with respect to Restricted Stock Units or SARs, the cash equivalent thereof), shall relieve the Company of any liability in respect of the failure to issue or sell such Shares (or with respect to Restricted Stock Units or SARs, the cash equivalent thereof) as to which such requisite authority shall not have been obtained.

18. *Stockholder Approval.* This Plan shall be subject to approval by the stockholders of the Company within twelve (12) months after the date of adoption by the Board. Such stockholder approval shall be obtained in the manner and to the degree required under Applicable Laws.

Form 10-K/A for the Fiscal Year ended March 31, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended March 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from to .

Commission File Number 000-15071

adaptec

ADAPTEC, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**94-2748530**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

691 S. Milpitas Blvd.
Milpitas, California 95035
(Address of Principal Executive Offices, including Zip Code)
Registrant's telephone number, including area code: **(408) 945-8600**
Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.001 Par Value (Title of Class)
The NASDAQ Global Market (Name of Each Exchange on which Registered)
Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐
(Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant was $384,610,684 based on the closing sale price of the Registrant's common stock on The NASDAQ Global Market on the last business day of the Registrant's most recently completed second fiscal quarter. Shares of the Registrant's common stock beneficially owned by each executive officer and director of the Registrant and by each person known by the Registrant to beneficially own 10% or more of its outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

At May 30, 2008, the Registrant had 120,623,158 shares of common stock outstanding, $.001 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE: NONE

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (this "Amendment") amends our Annual Report on Form 10-K for the year ended March 31, 2008, originally filed on June 13, 2008 (the "Original Filing"). We are filing this Amendment solely due to a technical administrative error that resulted in the incorrect files, including the actual Form 10-K and attachments thereto, being submitted for filing.

Table of Contents

		Page
	Part I	
Item 1.	Business	3
Item 1A.	Risk Factors	10
Item 1B.	Unresolved Staff Comments	23
Item 2.	Properties	23
Item 3.	Legal Proceedings	24
Item 4.	Submission of Matters to a Vote of Security Holders	24
	Part II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	25
Item 6.	Selected Financial Data	27
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	29
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	46
Item 8.	Financial Statements and Supplementary Data	47
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	47
Item 9A.	Controls and Procedures	47
Item 9B.	Other Information	48
	Part III	
Item 10.	Directors, Executive Officers and Corporate Governance	49
Item 11.	Executive Compensation	50
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	50
Item 13.	Certain Relationships and Related Transactions, and Director Independence	50
Item 14.	Principal Accounting Fees and Services	50
	Part IV	
Item 15.	Exhibits and Financial Statement Schedules	51
	Signatures	53

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. The statements contained in this document that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation statements regarding our expectations, beliefs, intentions or strategies regarding the market for our products and their benefits to our customers, our intention to continue to evaluate acquisitions, strategic alliances and/or strategic investments, our expectations regarding the decline in our revenues derived from large OEM customers, the levels of our expenditures and savings for various expense items and our expected capital expenditures and liquidity in future periods. We may identify these statements by the use of words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "project," "should," "will," "would" and other similar expressions. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements, except as may otherwise be required by law.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the "Risk Factors" section and elsewhere in this document. In evaluating our business, current and prospective investors should consider carefully these factors in addition to the other information set forth in this document.

PART I

Item 1. *Business*

For your convenience, we have included, in Note 21 to the Consolidated Financial Statements, a Glossary that contains (1) a brief description of a few key acronyms commonly used in our industry that are used in this Annual Report and (2) a list of accounting rules and regulations that are also referred to herein. These acronyms and accounting rules and regulations are listed in alphabetical order.

Overview

We provide storage solutions that reliably move, manage, store and protect critical data and digital content. We deliver software and hardware components that provide reliable storage connectivity and advanced data protection to leading OEMs and through distribution channel partners. Our software and hardware products range from HBAs, RAID controllers, host RAID software, Adaptec RAID Code software, Advanced Data Protection software, Storage Management software, Snapshot software and other solutions that span SCSI, SAS, SATA and iSCSI interface technologies. Our Snap Servers offer NAS solutions for both fixed capacity and modular expandability. System integrators and white box suppliers build server and storage solutions based on Adaptec technology in order to deliver products with superior price and performance, data protection and interoperability.

Our broad range of RAID controllers and add-in cards provide businesses with a variety of price and performance options for connecting their storage. These options range from low cost HBAs to high performance and high availability RAID controller cards. Further, our products use a common management interface designed to simplify storage administration and reduce related costs. Our products are sold to enterprises, SMBs, government agencies and end users engaged in a broad range of vertical markets across geographically diverse markets principally through distribution channel customers, OEMs, system integrators, system builders, and value added resellers.

We were incorporated in 1981 in California and completed our initial public offering in 1986. In March 1998, we reincorporated in Delaware. We are an S&P Small Cap 600 Index member. Our principal executive offices are located at 691 South Milpitas Boulevard, Milpitas, California 95035 and our telephone number at that location is (408) 945-8600. We also maintain our website at www.adaptec.com. Information found on or accessible through our website is not part of and is not incorporated into, this Annual Report on Form 10-K.

Business Strategy

We are focused on delivering differentiated solutions around critical I/O technologies for data storage. We have taken steps to align our expenses with revenues, minimize investments in areas that do not deliver a fair return, develop partnerships with suppliers of RAID ASIC technologies to support and improve the competitiveness of our business in the channel. We are also exploring strategic partnerships with ASIC vendors in our efforts to obtain design wins from OEMs for their next generation of products.

We simplify the latest storage technologies, making them affordable and accessible to a wide range of businesses, through solutions that combine hardware and software. Our goal is to become a leading storage solutions company and our management team continuously reviews and evaluates all aspects of our business. In fiscal 2008, we focused on strengthening our market position and scaling down our operations relative to our revenue basis. During fiscal 2008, we implemented the following steps to support our corporate strategy:

- We implemented two restructuring plans in fiscal 2008: (1) in the first quarter, by eliminating duplicative resources to reduce our operating expenses due to a declining revenue base and (2) beginning in the second quarter, by reducing our workforce by approximately 20% in an effort to better align our cost structure with our anticipated revenue stream and to improve our results of operations and cash flows.
- In the first quarter of fiscal 2008, the remaining SCSI products from our DSG segment were moved into our DPS segment and categorized as "Other", as it represents a reconciling item to our consolidated results of operations. We decided not to invest further in our DSG segment due to OEMs incorporating other connectivity technologies directly into their products, additional competitors entering the market and the complexities of the retail channel. We believe that reorganizing our business segments will enable us to better coordinate product planning and meet our customer needs. Our business consists of two reportable segments:
  - *DPS:* Our DPS group provides data protection storage products and currently sells all of our storage technologies, including ASICs, board-level products, RAID controllers, internal enclosures and stand-alone software. We sell these products directly to OEMs, ODMs that supply OEMs, system integrators, VARs and end users through our network of distribution and reseller channels.
  - *SSG:* Our SSG group provides Snap Server storage systems for storage and protection of both file (NAS) and block (iSCSI) data, as well as related backup, replication, snapshot, and management software. We sell these products to end users through our network of distribution partners, solution providers, e-tailers and VARs.

We currently depend on a small number of large OEM customers for a significant portion of our revenues, and we have been unsuccessful recently in obtaining design wins from these customers. We have evaluated this portion of our business, and we are no longer pursuing future business from large OEM customers with our current product portfolio, as we believe the future growth opportunities for our current products are limited. As a result, we expect the revenues obtained from large OEM customers to decline significantly in future periods. Since the growth of our new generation of serial products is not keeping pace with the decline in revenues from our parallel products and from our OEM customers, we may seek growth opportunities beyond those presented by our existing product lines by entering into strategic alliances, partnerships or acquisitions in order to scale our business. This includes both strengthening our partnerships in silicon-based technology and broadening our silicon-based intellectual property to improve our business opportunities. We also continue to review and evaluate our existing product portfolio, operating structure and markets to determine the future viability of our existing products and market positions.

Unless otherwise indicated the following discussion pertains only to our continuing operations.

We focused on strengthening our market position through innovation and new products, which included delivering a number of new products over the past four quarters.

- *PCI, PCI-X and PCIe RAID Controllers.* In fiscal 2008, we introduced 18 new products for the Series-3 family, 3 new products for the eSATA family, and 13 new products for the Series-5 family. Additionally,

we further enhanced our RAID controllers with the introduction of Unified Serial Controllers for PCIe connectivity. Unified Serial RAID Controllers support both SATA and SAS disk drives with the same architecture to meet the need for maximum performance, scalability, and flexibility for enterprise-class applications, including network attached storage (NAS), online transaction processing (OLTP), web, digital surveillance, and streaming applications. A single controller has the ability to attach to one or both drive types in a single system to provide a flexible solution for high capacity and low price points (SATA) or high reliability and performance (SAS) or a combination of both. The new family of products includes 4, 8, 20 and 28-port low-profile models, as well as 12- and 16-port designs. The 28-port is an industry first that facilitates connection with internal drives and external drives in JBODS.

- *iSCSI Storage Systems.* In September 2007, Adaptec launched the Snap Server 700i family of iSCSI storage appliances which provided us with an entry into the rapidly expanding iSCSI storage market. The Snap Server 700i series was chosen by InfoWorld as its Entry-level SAN Product of the Year for 2008. The 700i series utilizes the Adaptec RAID controller to deliver cost-effective and high performance, ease of management, and data protection capabilities. Target markets include Microsoft Exchange and SQL Server installations, as well as medium-sized businesses that wish to implement an IP SAN to provide storage to their Windows, Linux, and VMware servers.
- *Storage Software.* Our storage products include storage management software that enables customers and IT managers to easily manage storage across DAS and SAN environments, create IP SAN solutions and protect data (RAID) from disk drive failure. Features that come standard on our new SATA, SAS and ROC-based Ultra 320 SCSI RAID controllers allow our products to deliver a high level of data protection. We also offer software that includes storage virtualization and Snapshot Backup functionality which, when combined with our hardware, helps to simplify storage management, increase data protection, and lower total cost of ownership with quicker installation, simplified administration and automated monitoring.
- *NAS Storage Systems.* We provide a scalable NAS product line based upon the GuardianOS operating system, which was revised in May 2007 to include a number of new features, including a high performance data migration utility. Snap Servers utilize snapshots and RAID capability to protect their data. Snap Servers can also be used for backup and replication. A group of geographically dispersed Snap Servers can be easily managed from a central point with the Snap Server Manager.

Available Information

We make available free of charge through our Internet website at http://www.adaptec.com the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission: our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Business Segment and Products Overview

In fiscal 2008, our DPS segment accounted for $145.1 million of our net revenues and our SSG segment accounted for $22.3 million of our net revenues. For an analysis of financial information about our segments as well as our geographic areas, see "Note 18—Segment, Geographic and Significant Customer Information" to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Following are discussions of our key product offerings for our DPS and SSG businesses.

DPS

Components.

RAID Controllers and HBAs. Adaptec offers a wide range of HBAs and RAID controllers for use with SATA, SAS and Parallel SCSI drives, including our line of Unified Serial™ cards which can be used with both

SATA and SAS drives. Our new family of products is designed to meet evolving storage needs by providing high performance, reliable storage management tools, hardware and software compatibility and high levels of support. While we have used our own ASICs in the past, our latest generation of products uses ROC technology from Intel Corporation. Future products will be based on partnerships with other ASIC vendors.

Host I/O. Driven by market needs for capacity and data protection, the host I/O interfaces support various connectivity requirements between the central processor and internal and external peripherals, including external storage devices. Adaptec host I/O products provide customers with high-speed PCI, PCI-X, PCIe, SCSI, SAS or SATA connectivity. These technologies can be applied to a variety of applications, including storage of email, medical records, digital images, and financial transactions.

Software

Our products incorporate software that simplifies data management and protection for businesses of all sizes. We distribute the software through various methods. Some of our software is licensed independent of the hardware to run on a range of products, including ours.

The primary software products that we license are as follows:

Host RAID. Host RAID technology allows our customers to leverage the I/O components already incorporated on their servers to connect them with RAID-provided low cost data protection. Typically, such functionality has been considered important for mission critical data only. Host RAID enables customers not only to protect their data drives but also to include protection for the boot drives.

The following software products are available in combination with hardware or can be purchased as an upgrade.

RAID. Our RAID technology reduces a customer's dependence on the reliability of a single disk drive by duplicating data across multiple drives. We apply our RAID technology independent of the disk drive interface to provide data protection on SCSI, SATA and SAS disk drives. This independence enables our RAID software, firmware and hardware to be available across the full spectrum of servers from entry to enterprise.

Adaptec Storage Manager. Adaptec Storage Manager is a single RAID storage management utility that enables customers and IT managers to easily manage storage across DAS and SAN environments. It allows the user to configure, expand, manage and monitor local and remote RAID storage from a single client workstation.

SSG

Storage Systems.

Fixed Capacity. Our Snap Server fixed capacity storage systems are ideal for SMBs or remote offices, and enterprise networks are available in three different plug-and-play desktop or rack mount designs and eight different fixed capacity levels from 160 gigabytes to 2 terabytes. Since the Snap Server 110, 210, and 410 models are designed to be easy to set up and maintain, they are regularly used in locations where there may not be any dedicated IT personnel. While offering small form factors, these products deliver high performance and offer a variety of software features through the GuardianOS operating system that can be customized with optional add-on software to cost-effectively meet the specific data protection and management needs of the customer.

Scalable. Our Snap Server scalable storage systems are ideal for SMBs that are experiencing rapid data growth. Two rack mount models, the Snap Server 520 and 650, provide base capacity between one and three terabytes, and a scalable capacity up to 66 terabytes using our S50 JBOD expansion arrays. These models have hot-swappable drives, dual hot-swappable power supplies, dual gigabit Ethernet ports with Ethernet teaming, 4-way OS boot and UPS support. Similar to the fixed capacity systems, they offer high performance through an AMD 64bit Dual Opteron Processor architecture and the GuardianOS operating system. These systems include value added software for supporting both block iSCSI and file data types, antivirus, snapshots, and BakBone NetVault backup software with Virtual Tape Library support.

Software

Data Protection. Adaptec offers several integrated and add-on software applications for the Snap Server product line that allow our customers to move, share, manage and protect their data. BakBone NetVault and support for third-party backup software are integrated into GuardianOS in order to facilitate disaster recovery operations. Snap EDR provides data replication across the company or across a public WAN. Snap EDR encrypts the data in transit for extra security and also allows customers to easily manage inventory and archive data stored remotely. StorAssure software continuously backs up files from desktop and laptop systems throughout the enterprise. Snap Server Manager software allows customers to manage all Snap Servers in the company from a single console.

Sales, Marketing and Customers

We sell through our sales force to distribution channels worldwide, which market our products under the Adaptec brand; they, in turn, sell to VARs, system integrators and retail customers. We provide training and support for our distribution customers and to VARs. We also sell board-based products and provide technical support to end users worldwide through major computer-product retailers. Sales to distribution customers accounted for approximately 50% of our total revenues in fiscal 2008. Our primary distributors in fiscal 2008, in alphabetical order, were Bell Microproducts, Ingram Micro and Tech Data.

We also sell our products through our sales force directly to OEMs worldwide who market our products under their brands. We work closely with our OEM customers to design and integrate current and next generation products to meet the specific requirements of end users. Our OEM sales force focuses on developing relationships with OEM customers. The sales process involved in gaining major design wins can be complex, lengthy, and expensive. Sales to these OEM customers accounted for approximately 50% of our total revenues in fiscal 2008. Our primary OEM customers in fiscal 2008, in alphabetical order, were Dell, Hewlett-Packard, Hitachi, and IBM. We expect revenues obtained from large OEM customers to decline significantly in future periods as we are no longer pursuing future business from these customers with our current product portfolio, as we believe the future growth opportunities for our current products are limited due the loss of design wins.

We emphasize customer service as a key element of our marketing strategy and maintain application engineers at our corporate headquarters and in the field. This includes assisting current and prospective customers in the use of our products, and providing the systems-level expertise and software experience of our engineering staff to customers with particularly difficult design problems. A high level of customer service is also maintained through technical support hotlines, email and dial-in-fax capabilities.

In fiscal 2008, IBM and Ingram Micro accounted for 34% and 11% of our total net revenues, respectively. In fiscal 2007, IBM and Dell accounted for 34% and 13% of our total net revenues, respectively. In fiscal 2006, IBM and Dell accounted for 28% and 15% of our total net revenues, respectively. We expect that a limited number of customers will continue to account for a substantial portion of our net revenues in fiscal 2009 and the foreseeable future.

We have entered into several arrangements with IBM over the past several years. In May 2000, we entered into a patent cross-license agreement with IBM, which was subsequently amended in March 2002, and obtained a release of past infringement claims made prior to January 1, 2000 and received the right to use certain IBM patents from January 1, 2000 through June 30, 2007. Additionally, we granted IBM a license to use all of our patents for the same period. A number of the licensed patents have either expired or are no longer significant to our product portfolio. If we should determine that it is necessary to extend the term of the patent license, we believe that we will be able to reach agreement with IBM for such an extension, without interruption to our business operations. In March 2002, we entered into a non-exclusive, perpetual technology licensing agreement and an exclusive three-year product supply agreement with IBM. The technology licensing agreement grants us the right to use IBM's ServeRAID technology for our internal and external RAID products. Under the product supply agreement, we deliver RAID software, firmware and hardware to IBM for use in IBM's xSeries servers.

International

We maintain operations in six foreign countries and sell our products in additional countries through various representatives and distributors. We believe this geographic diversity allows us to draw on business and technical expertise from an international workforce, provides both stability to our operations and diversifies revenue streams to offset geographic economic trends and offers us an opportunity to penetrate new markets.

A summary of our net revenue and net property, plant and equipment by geographic area is set forth in Note 18 to the Consolidated Financial Statements. We generated approximately 68% of our overall revenues in 2008 from outside of the United States. These sales include sales to foreign subsidiaries of U.S. companies. A majority of our revenues originating outside the United States was from commercial customers rather than foreign governments.

Competition

The markets for all of our products within the DPS and SSG segments are highly competitive and are characterized by rapid technological advances, frequent new product introductions, evolving industry and customer standards and competitive pricing pressures. Our competitive strategy is to continue to leverage our technical expertise and concentrate on delivering a comprehensive set of highly reliable, high performance storage and connectivity products with superior data protection that simplify storage management for organizations of all sizes. We design advanced features into our products, with a particular emphasis on data transfer rates, software-defined features and compatibility with major operating systems and most peripherals.

We believe the principal competitive factors in the markets for our DPS products are product price versus performance, product features and functionality, reliability, technical service and support, scalability and interoperability and brand awareness. We compete primarily with product offerings from Applied Micro Circuits, Areca and LSI.

We believe the principal competitive factors in the markets for our SSG products are price, performance, product features, ease-of-use, breadth of product line, reliability, technical service and support, value-added software functionality for data protection, management of geographically dispersed storage systems, replication of data between sites, and brand awareness. At the low end of the market, some of our Snap Server product line competes with product offerings from Buffalo, Iomega and LaCie. At the mid range of the market, some of our Snap Server product line competes with product offerings from Dell, Hewlett-Packard and Network Appliance.

Backlog

We typically receive orders for our products within two weeks or less of the desired delivery date and most orders are subject to rescheduling and/or cancellation with little or no penalty. We maintain remote inventory locations at our largest OEM's site with product ordering and delivery occurring when the OEM customer accepts our product into their inventory. In light of industry practice and experience, we do not believe that backlog at any given time is a meaningful indicator of our ability to achieve any particular level of revenue or financial performance.

Manufacturing

Beginning in the fourth quarter of fiscal 2006, we outsourced the manufacturing of the majority of our products to Sanmina-SCI Corporation. We employ Surface Mount Technology Corporation, or SMTC, to manufacture certain of our ServeRAID products that are sold to IBM. We also employ SuperMicro and Universal Scientific Industrial Co., Ltd., or USI, to manufacture certain systems products. We believe that SMTC, SuperMicro, USI and Sanmina-SCI will be able to meet our anticipated needs for both current and future technologies.

Our final assembly and test operations for our ASIC products are performed by Amkor Technology and Advanced Semiconductor Engineering. Advanced Semiconductor Engineering also warehouses and ships our products on our behalf.

Intellectual Property

We seek to establish and maintain our proprietary rights in our technology and products through the use of patents, copyrights, trademarks and trade secret laws. As of March 31, 2008, we had 426 issued patents, expiring between 2011 and 2026, covering various aspects of our technologies. In addition, the Adaptec name and logo are trademarks or registered trademarks of ours in the United States and other countries. We believe our patents and other intellectual property rights have value, but we do not consider any single patent to be essential to our business. We also seek to maintain our trade secrets and confidential information by non-disclosure policies and through the use of appropriate confidentiality agreements.

Research and Development

We continually enhance our existing products and develop new products to meet changing customer demands. The high technology industry is characterized by rapid technological innovation, evolving industry standards, changes in customer requirements and new product introductions and enhancements. We believe that our future performance will depend in large part on our ability to maintain and enhance our current product line, develop new products that achieve market acceptance, maintain competitiveness and meet an expanding range of customer requirements. To achieve this objective, we intend to continue to leverage our technical expertise and product innovation capabilities to address storage-access products across a broad range of users and platforms. We may also enter into strategic alliances or partnerships or acquire complementary businesses or technologies where appropriate. We maintain a research and development center in Bangalore, India, which we expanded in fiscal 2007.

Approximately 42% of our employees were engaged in research and development in fiscal 2008 as compared to 44% and 22% in fiscal years 2007 and 2006, respectively. Our research and development expenses were $39.8 million, or 23.8% of total net revenues, $56.6 million, or 22% of total net revenues, and $68.2 million, or 20% of total net revenues, for fiscal years 2008, 2007 and 2006, respectively. Research and development expenses primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities, amortization of purchased technology and subcontracting costs.

We anticipate that we will continue to have significant research and development expenditures in the future in order to continue to offer innovative, high-quality products and services to maintain and enhance our competitive position. Our investment in research and development primarily focuses on developing new products for external storage, storage software and server storage markets. We also invest in research and development of RAID and virtual technologies supporting iSCSI, SATA and SAS connectivity.

Environmental Laws

Certain of our operations involve the use of substances regulated under various federal, state and international environmental laws. It is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even if not subject to regulations imposed by local governments.

The European Parliament has enacted the Restriction on Use of Hazardous Substances Directive, or RoHS Directive, which restricts the sale of new electrical and electronic equipment containing certain hazardous substances, including lead. We believe that our products are RoHS compliant. However, if any of our products that are designated to be RoHS compliant are deemed to be non-compliant, we may suffer a loss of revenue, be unable to sell affected products in certain markets or countries and be at a competitive disadvantage.

Similar legislation has been or may be enacted in other jurisdictions and countries. If our products become non-compliant with the various environmental laws and regulations, we could incur substantial costs which could negatively affect our results of operations and financial position. For example, in fiscal 2006, we recorded an excess inventory expense of $1.9 million related to the transition of our products to comply with the RoHS Directive.

Employees

As of March 31, 2008, we had a total of 391 employees, consisting of 165 in research and development, 120 in sales and marketing, 66 in general administration and 40 in operation support. Overall employee headcount declined by 35% in fiscal 2008 compared to fiscal 2007, and declined by 47% in fiscal 2007 compared to fiscal 2006. We had a total of 598 and 1,128 employees at the end of fiscal 2007 and 2006, respectively.

We believe that we currently have favorable employee relations; however, due to the general uncertainty regarding the outlook of our company, we may experience a higher level of attrition in our workforce. None of our employees are represented by a collective bargaining agreement, nor have we ever experienced work stoppages.

Item 1A. *Risk Factors*

Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our results of operations and financial condition. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline.

Actions that we have taken and the actions that we are considering could adversely affect our business and financial results in the short-term, and may not have the long-term beneficial results that we intend. Our management team continuously reviews and evaluates all aspects of our business, including our product portfolio, our relationships with strategic partners and our research and development focus and sales and marketing efforts to better scale our operations relative to our cost basis.

The actions that we have taken and the actions that we are considering could adversely affect our business and financial results in the short-term, may not have the long-term beneficial results that we intend and could result in the following:

- Loss of customers;
- Loss of employees;
- Increased dependency on suppliers;
- Supply issues;
- Reduced revenue base;
- Impairment of our assets;
- Increased operating costs;
- Material restructuring charges; and
- Loss of liquidity.

As our revenue base continues to decline from our current operations, we may choose to exit or divest some or a substantial portion of our current operations to focus on new opportunities. Our management team continuously reviews and evaluates our product portfolio, operating structure and markets to determine the future viability of our existing products and market positions. We may determine that the infrastructure and expenses necessary to sustain an existing business or product offering is greater than the potential contribution margin that will be obtainable in the future. As a result, we may determine that it is in our interest to exit or divest such existing business or product offering. For example, in fiscal 2007, we decided not to invest further in our DSG business due to OEMs incorporating other connectivity technologies directly into their products, the increased level of competition entering the market and the complexities of the retail channel. As a result, we wound down the DSG business throughout fiscal 2007 and exited it at March 31, 2007. However, we may seek growth opportunities beyond those presented by our existing product lines by entering into strategic alliances, partnerships or acquisitions in order to scale our business, and we may not succeed in these efforts.

We currently depend on a small number of large OEM customers for a significant portion of our revenues, and we have been unsuccessful in obtaining designs wins, which will prevent us from sustaining or growing our revenues from OEM customers. A small number of large OEMs have historically been responsible for a significant percentage of our revenues. However, we have failed to secure design wins from these OEM customers in connection with their new products, which will adversely affect our future revenues. For example, in the second quarter of fiscal 2008, a significant customer notified us that we did not receive design wins for our next generation serial products, which will have a significant negative impact on our revenues in future quarters. We have evaluated this portion of our business, and we are no longer pursuing future business from large OEM customers with our current product portfolio, as the future growth opportunities for our current products are limited. As a result, we expect the revenues obtained from large OEM customers to decline significantly in future periods.

The impact of industry technology transitions and market acceptance of our new products may cause our revenues to continue to decline. We have experienced a significant decline in our revenues as the industry continues to transition from parallel to serial connectivity, as the revenues we generate from sales of our serial products has not grown at a fast enough rate to offset declines in sales of our parallel products. We expect this trend to continue in future periods. In addition, products that we may develop may not gain sufficient market acceptance to offset the decline in revenues from certain of our existing products or otherwise contribute significantly to revenues. These factors, individually or in the aggregate, could cause our revenues to continue to decline.

We depend on a few key customers and the loss of any of them could significantly reduce our net revenues. Historically, a small number of our customers have accounted for a significant portion of our net revenues, and we expect that a limited number of customers will continue to represent a substantial portion of our net revenues for the foreseeable future. For example, in fiscal 2008, IBM and Ingram Micro accounted for 34% and 11 % of our total net revenues, respectively, whereas in fiscal 2007, IBM and Dell accounted for 34% and 13% of our total net revenues, respectively. We believe that our major customers continually evaluate whether or not to purchase products from alternate or additional sources. Additionally, our customers' economic and market conditions frequently change. Accordingly, we cannot assure you that a major customer will not reduce, delay or eliminate its purchases from us, which would likely cause our revenues to decline. For example, in the second quarter of fiscal 2008, a significant customer notified us that we did not receive design wins for our next generation serial products, which will have a significant negative impact on our revenues in future quarters. As our revenues from our large OEM customers continue to decline, we will be dependent on our channel products and customers for future revenue growth. We do not carry credit insurance on our accounts receivables and any difficulty in collecting outstanding amounts due from our customers, particularly customers that place larger orders or experience financial difficulties, could adversely affect our revenues and our operating results. Because our sales are made by means of standard purchase orders rather than long-term contracts, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all.

Our operations depend on key personnel, the loss of whom could affect the growth and success of our business. In order to be successful, we must retain and motivate our executives, our principal engineers and other key employees, including those in managerial, technical, marketing and information technology support positions. In particular, our product generation efforts depend on hiring and retaining qualified engineers. Competition for experienced management, technical, marketing and support personnel such as these remains intense. Each of these personnel is an "at-will" employee, and, as a result, these employees could terminate their employment with us at any time without penalty and may seek employment with one or more of our competitors. Due to the general uncertainty regarding the outlook of our company, we have in the past implemented a retention plan in an effort to retain some of our key employees, and may do so again in the future. To the extent we do not implement a retention plan we may experience a higher level of attrition of our key employees. Furthermore, even if we do implement a retention plan, it may not have the desired effect of retaining our key employees. We must also continue to motivate all of our other employees and keep them focused on our strategies and goals, which may be particularly difficult due to morale challenges posed by continued workforce reductions. The loss of any of our key employees could have a significant impact on our operations.

In order to execute our strategies, we may enter into strategic alliances with, partner with, invest in or acquire companies with complementary or strategic products or technologies. Costs associated with these strategic alliances, investments or acquisitions may adversely affect our results of operations. This impact could be exacerbated if we are unable to integrate the acquired companies, products or technologies. We may pursue strategic transactions, partnerships, investments and acquisitions in order to scale our business as sales of our core parallel products continue to decline. These may include both strengthening our partnerships in silicon-based technology and broadening our silicon-based intellectual property to improve our business opportunities. In order to be successful in the strategic alliances, partnerships, investments or acquisitions that we may enter into or make, we must:

- Conduct strategic alliances, partnerships, investments or acquisitions that enhance our time to market with new products;
- Successfully prevail over competing bidders for target strategic alliances, partnerships, investments or acquisitions at an acceptable price;
- Invest in companies and technologies that contribute to the profitable growth of our business;
- Integrate acquired operations into our business and maintain uniform standards, controls and procedures;
- Retain the key employees of the acquired operations; and
- Develop the capabilities necessary to exploit newly acquired technologies.

The benefits of any strategic alliances, partnerships, investments or acquisitions may prove to be less than anticipated and may not outweigh the costs reported in our financial statements, and we may not obtain the operational leverage or realize the improvements we intend or desire with the actions we take.

Completing any potential future strategic alliances, partnerships, investments or acquisitions could cause significant diversions of management time and resources and divert focus from the activities of our current operations. We may encounter difficulty in integrating and assimilating the operations and personnel of the acquired companies into our operations or the acquired technology and rights into our services. We may also lack the experience or expertise in the new products and markets, which may impair the relationships with customers or suppliers of the acquired business. The acquisition of new operations may require us to develop additional internal controls to support these new operations. We may experience material deficiencies or weaknesses in our internal control over financial reporting as a result of the addition of new operations or due to changes to our internal controls, which could have a material impact on our results of operations when corrected. Additionally, we may not be successful in overcoming these risks or any other problems encountered in connection with these or other acquisitions, strategic alliances or investments, which could result in an adverse impact on our ability to develop or sustain the acquired business.

If we acquire new businesses, products or technologies in the future, we may be required to assume warranty claims or other contingent liabilities, including liabilities unknown at the time of acquisition, and amortize significant amounts of other intangible assets and, over time, recognize significant charges for impairment of goodwill, other intangible assets or other losses.

If we consummate any potential future acquisitions in which the consideration consists of our common stock or other securities, our existing stockholders' ownership may be significantly diluted. If we proceed with any potential future acquisitions in which the consideration is cash, we may be required to use a substantial portion of our available cash. If we were to use a substantial portion of our available cash, we might need to repatriate cash from our subsidiaries, which may cause us to incur additional income taxes at a rate up to 40%, which is our blended (federal and state) statutory rate in the United States. In addition, we may be required to invest significant resources in order to perform under a strategic alliance or partnership, or to complete an acquisition or investment, which could adversely affect our results of operations, at least in the short-term, even if we believe the acquisition, strategic alliance or investment will benefit us in the long-term.

If we are not successful in completing a strategic alliance or partnerships with or acquisition of companies with complementary or strategic products or technologies, our future growth may be hindered. In order to scale our operations relative to our cost basis, we may need to identify attractive strategic alliance, partnership or acquisition candidates and complete a transaction with them. If we fail to identify and complete a successful strategic alliance, partnership or acquisition, we expect that our revenues will continue to decline and we may be at a competitive disadvantage or we may be adversely affected by negative market perceptions, any of which may have a material adverse effect on our financial results.

If we do not meet our expense reduction goals, we may have to continue to implement additional restructuring plans in order to reduce our operating costs. This may cause us to incur additional material restructuring charges and result in adverse effects on our employee capacities. We have implemented several restructuring plans to reduce our operating costs and recorded related restructuring charges of $6.3 million, $3.7 million and $10.4 million in fiscal years 2008, 2007 and 2006, respectively. These restructuring plans primarily involved the reduction of our workforce and the closure of certain facilities, which included our manufacturing operations in Singapore in fiscal 2006. The goals of our restructuring plans that were implemented prior to fiscal 2006 were to support future growth opportunities, focus on investments that grow revenues and increase operating margins. Our recent goals involve better alignment of our cost structure with our anticipated revenue stream and improving our results of operations and cash flow. We have in the past not realized, and in the future may not realize, the anticipated benefits of the restructuring plans we initiated. To the extent that we do not meet our expense reduction goals, we may be required to implement further restructuring plans, which may lead us to incur material restructuring charges. Further, our restructuring plans could result in a potential adverse effect on employee capabilities that could harm our efficiency and our ability to act quickly and effectively in the rapidly changing technology markets in which we sell our products.

Our dependence on new products may cause our net revenues to fluctuate or decline. Our future success significantly depends upon our completing and introducing enhanced and new products at competitive prices and performance levels in a timely manner. The success of new product introductions depends on several factors, including the following:

- Designing products to meet customer needs;
- Product costs;
- Timely completion and introduction of new product designs;
- Quality of new products;
- Differentiation of new products from those of our competitors; and
- Market acceptance of our products.

Our product life cycles in each of our segments may be as brief as 12 months. As a result, we believe that we will continue to incur significant expenditures for research and development in the future. We may fail to identify new product opportunities and may not develop and bring new products to market in a timely manner. In addition, products or technologies developed by others may render our products or technologies obsolete or noncompetitive, or our targeted customers may not select our products for design or integration into their products. The failure of any of our new product development efforts could have an adverse effect on our business and financial results.

We have introduced RAID-enabled products based on the next generation SATA technology and delivered our products based on SAS technology to certain major customers for testing and integration. We will not succeed in generating significant revenues from our new SATA and SAS technology products if the market does not adapt to these new technologies, which would, over time, adversely affect our net revenues and operating results.

If we lose the cooperation of other hardware and software producers whose products are integral to ours, our ability to sustain or grow our revenues could be adversely affected. We must design our products to operate effectively with a variety of hardware and software products supplied by other manufacturers, including the following:

- I/O and RAID ASICs;
- Microprocessors;
- Peripherals;
- Operating system software;
- Server motherboards; and
- Enclosures.

We depend on significant cooperation from these manufacturers to achieve our design objectives and develop products that operate successfully with their products. These companies could, from time to time, elect to make it more difficult for us to design our products for successful operability with their products. For example, if one or more of these companies were to determine that as a result of competition or other factors, our products would not be broadly accepted by the markets we target, these companies may no longer work with us to plan for new products and new generations of our products, which would make it more difficult to introduce products on a timely basis or at all. Further, some of these companies might decide not to continue to offer products that are compatible with our technology and our markets could contract. If any of these events were to occur, our revenues and financial results could be adversely affected.

If we are unable to compete effectively, our net revenues and gross margins could be adversely affected. The markets for all of our products are intensely competitive and are characterized by the following:

- Rapid technological advances;
- Frequent new product introductions;
- Evolving industry standards; and
- Price erosion.

We must continue to enhance our products on a timely basis to keep pace with market demands. If we do not do so, or if our competition is more effective in developing products that meet the needs of our existing and potential customers, we may lose market share and not participate in the future growth of our target markets. Revenues for our SATA products sold to our OEM customers have declined and we expect these revenues to continue to decline, as our products are at the end of their life cycles and certain of our customers have moved to other suppliers to obtain next generation SATA technologies. We also expect a significant negative impact on our net revenues from our unified serial products in future quarters as a significant customer notified us in the second quarter of fiscal 2008 that we did not receive design wins for our next generation serial products.

Our future revenue growth in our DPS segment remains largely dependent on the success of our new products addressing unified serial technologies and growing our market share in the channel. Our future revenue growth in our SSG segment remains largely dependent on the successful development and marketing of new products and our ability to expand our presence in the reseller channel. Our future operating results will also be influenced by our ability to participate in the development of the network storage market in which we face intense competition from other companies that are also focusing on networked storage products. If we experience an incremental decline in our revenues beyond the declines anticipated, and we are unable to effectively manage our inventory levels, we may be required to record additional inventory-related charges, which would adversely impact our gross margins.

We cannot assure you that we will have sufficient resources to accomplish all of the following:

- Satisfy any growth in demand for our products;

- Make timely introductions of new products;
- Compete successfully in the future against existing or potential competitors; or
- Prevent price competition from eroding margins.

We depend on the efforts of our distributors, which if reduced, could result in a loss of sales of our products in favor of competitive offerings. We derived approximately 50% of our revenues for fiscal 2008 from independent distributor and reseller channels. Our financial results could be adversely affected if our relationships with these distributors or resellers were to deteriorate or if the financial condition of these distributors or resellers were to decline. We continue to monitor and evaluate our distributors and may terminate distributor relationships to improve our product placement or improve distribution channels; however, the termination of a distributor may adversely affect our financial results in the short-term.

Our distributors generally offer a diverse array of products from several different manufacturers. Accordingly, we are at risk that these distributors may give higher priority to selling products from other suppliers. A reduction in sales efforts by our current distributors could adversely affect our business and financial results. For example, some of our distributors threatened to stop selling our products or make pricing of our products non-competitive if we did not agree to absorb their costs to comply with the Waste Electrical and Electronic Equipment Directive with respect to our products. Our distributors build inventories in anticipation of future sales, and if such sales do not occur as rapidly as they anticipate, our distributors will decrease the size of their product orders. If we decrease our price protection or distributor-incentive programs, our distributors may also decrease their orders from us. In addition, we have from time to time taken actions to reduce levels of products at distributors and may do so in the future. These actions may affect our net revenues and negatively affect our financial results.

We depend on contract manufacturers and subcontractors, and if they fail to meet our manufacturing needs, it could delay shipments of our products and result in the loss of customers or revenues and increased manufacturing costs, which would have an adverse effect on our results. We rely on contract manufacturers for manufacturing our products and subcontractors for the assembly and packaging of the integrated circuits included in our products. On December 23, 2005, we entered into a three-year contract manufacturing agreement with Sanmina-SCI, which expires in the third quarter of fiscal 2009. Under this agreement, Sanmina-SCI assumed manufacturing operations for the majority of our products. The transition of the manufacturing facilities did not go as well as we expected, as Sanmina-SCI experienced material shortages that impacted its ability to meet delivery commitments on a consistent basis, which negatively impacted our net revenues and operating results in the first quarter of fiscal 2007. We continued to see an impact in our channel penetration in the second and third quarters of fiscal 2007 as a result of not meeting the demands in the first quarter of fiscal 2007. We must work closely with Sanmina-SCI to ensure that products are delivered on a timely basis. In addition, we must ensure that Sanmina-SCI continues to provide quality products. If Sanmina-SCI is unwilling or unable to meet our supply needs, including timely delivery and adherence to standard quality, we could lose customers or revenues and incur increased manufacturing costs, which would have an adverse effect on our operating results.

Due to the nature of this relationship, and the continuous changes in the prices of components and parts, we are in ongoing negotiations with Sanmina-SCI concerning product pricing. Any adverse outcome of future disputes concerning product pricing could adversely impact our gross margins. We have no long-term agreements with our assembly and packaging subcontractors. We also employ SMTC to manufacture certain ServeRAID products, SuperMicro and USI to manufacture certain systems products, and Amkor Technology and Advanced Semiconductor Engineering to final assemble and test operations related to our ASIC products. We cannot assure you that these subcontractors will continue to be able and willing to meet our requirements for these components or services. Any significant disruption in supplies from or degradation in the quality of components or services supplied by these contract manufacturers and subcontractors could delay shipments and result in the loss of customers or revenues, which could have an adverse effect on our financial results.

We currently purchase all of the finished production silicon wafers and other key components used in our products from suppliers, and if they fail to meet our manufacturing needs, it would delay our production and our product shipments to customers and negatively affect our operations. Independent foundries manufacture to our specifications all of the finished silicon wafers used for our products. We currently purchase finished production silicon wafers used in our products from Taiwan Semiconductor Manufacturing Company, or TSMC. In addition, we purchase some of our key components used in our products from sole-source suppliers. The manufacture of semiconductor devices and other components are sensitive to a wide variety of factors, including the following:

- The availability of raw materials;
- The availability of manufacturing capacity;
- Transition to smaller geometries of semiconductor devices;
- The level of contaminants in the manufacturing environment;
- Impurities in the materials used; and
- The performance of personnel and equipment.

We cannot assure you that manufacturing problems may not occur in the future. A shortage of raw materials or production capacity could lead our suppliers to allocate available capacity to other customers. Any prolonged inability to obtain wafers and other key components with competitive performance and cost attributes, adequate yields or timely deliveries would delay our production and our product shipments, and could have an adverse effect on our business and financial results. We expect that our suppliers will continually seek to convert their processes for manufacturing wafers and key components to more advanced process technologies. Such conversions entail inherent technological risks that can affect yields and delivery times. If for any reason the suppliers we use are unable or unwilling to satisfy our wafer and other key component needs, we will be required to identify and qualify additional suppliers. Additional suppliers for wafers and other key components may be unavailable, may take significant amounts of time to qualify or may be unable to satisfy our requirements on a timely basis.

Because our sales are made by means of standard purchase orders rather than long-term contracts, if demand for our customers' products declines or if our customers do not control their inventories effectively, they may cancel or reschedule shipments previously ordered from us or reduce their levels of purchases from us. The volume and timing of orders received during a quarter are difficult to forecast. Our customers generally order based on their forecasts and they frequently encounter uncertain and changing demand for their products. If demand falls below such forecasts or if our customers do not control their inventories effectively, they may cancel or reschedule shipments previously ordered from us. Our customers have from time to time in the past canceled or rescheduled shipments previously ordered from us, and we cannot assure you that they will not do so in the future. For example, in the third quarter of fiscal 2007, the demand for our products from certain OEM customers substantially declined from their initial forecasts, which adversely affected our operating results. As our sales are made by means of standard purchase orders rather than long-term contracts, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all. Historically, we have set our operating budget based on forecasts of future revenues because we do not have significant backlog. Because much of our operating budget is relatively fixed in the short-term, if revenues do not meet our expectations, then our financial results will be adversely affected.

If we fail to adequately forecast demand for our products, we may incur excess product inventory costs and our financial results will be adversely affected. We have a three-year contract manufacturing agreement with Sanmina-SCI to manufacture a majority of our products, which expires in the third quarter of fiscal 2009. As the sales of our products are completed through standard purchase orders rather than long-term contracts, we provide our contract manufacturer forecasts based on anticipated future demand from our customers. To the extent that our customers' demands fall below their initial forecast and we are unable to sell the product to another customer, and because our purchase commitment lead time to manufacture products with the contract manufacturer is longer than the lead time for a customer to cancel or reschedule an order, we may be exposed to

excess product inventory costs and our financial results will be adversely affected. For example, in the third quarter of fiscal 2007, we incurred significant inventory-related charges of $7.8 million due to a significant decline in our revenue stream.

Our operating results have fluctuated in the past, and are likely to continue to fluctuate, and if our future results are below the expectations of investors or securities analysts, the market price of our common stock would likely decline significantly. Our quarterly operating results have fluctuated in the past, and are likely to vary significantly in the future, based on a number of factors related to our industry and the markets for our products. Factors that are likely to cause our operating results to fluctuate include those discussed in this Risk Factors section.

Our operating expenses are largely based on anticipated revenues, and a large portion of our expenses, including facility costs and salaries, are fixed in the short term. As a result, lower than anticipated revenues for any reason could cause significant variations in our operating results from quarter to quarter.

Due to the factors summarized above, and the other risks described in this section, we believe that you should not rely on period-to-period comparisons of our financial results as an indication of our future performance. In the event that our operating results fall below the expectations of securities analysts or investors, the market price of our common stock could decline substantially.

Our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment. Adverse economic conditions in some markets may impact our business, which could result in:

- Reduced demand for our products;
- Increased price competition for our products;
- Increased risk of excess and obsolete inventories; and
- Higher operating costs as a percentage of revenues.

Demand for our products would likely be negatively affected if demand in the server and network storage markets declines. It is difficult to predict future server sales growth, if any. In addition, other technologies may replace the technologies used in our existing products and the acceptance of our products using new technologies in the market may not be widespread, which could adversely affect our revenues.

We may be subject to a higher effective tax rate that could negatively affect our results of operations and financial position. We are subject to income and other taxes in the United States and in the foreign taxing jurisdictions in which we operate. The determination of our worldwide provision for income taxes and current and deferred tax assets and liabilities requires judgment and estimation and is subject to audit and redetermination by the taxing authorities. Although we believe our tax estimates are reasonable, the following factors could cause our effective tax rate to be materially different than tax amounts recorded in our consolidated financial statements:

- The jurisdiction in which profits are determined to be earned and taxed;
- Adjustments to estimated taxes upon finalization of various tax returns;
- Changes in available tax credits;
- Changes in share-based compensation expense;
- Changes in tax laws, the interpretation of tax laws either in the United States or abroad or the issuance of new interpretative accounting guidance related to uncertain transactions and calculations where the tax treatment was previously uncertain; and
- The resolution of issues arising from tax audits with various tax authorities.

The factors noted above may cause a higher effective tax rate that could materially affect our income tax provision, results of operations or cash flows in the period or periods for which such determination is made.

We held approximately $95.7 million of cash, cash equivalents and marketable securities at our subsidiaries in Singapore and Cayman Islands at March 31, 2008. During the fourth quarter of fiscal 2005, we repatriated $360.6 million of cash from Singapore to the United States in connection with the American Jobs Creation Act of 2004 which provided a one-time deduction of 85% for certain dividends from controlled foreign corporations. If the amount repatriated does not qualify for the one-time deduction, we could incur additional income taxes at up to the United States Federal statutory rate of 35%, which would negatively affect our results of operations and financial condition.

Our reliance on industry standards and technological changes in the marketplace may cause our net revenues to fluctuate or decline. The computer industry is characterized by various, evolving standards and protocols. We design our products to conform to certain industry standards and protocols such as the following:

Technologies:

- AFP
- ATA
- CIFS
- Fibre channel
- FTP
- HTTP
- IPsec
- iSCSI
- NFS
- PCI
- PCIe
- PCI-X
- RAID
- SAS
- SATA
- SCSI
- SMI-S
- Ultra DMA
- USB

Operating Systems:

- Linux
- Macintosh
- Netware
- OS/2
- UNIX
- Windows

If user acceptance of these standards declines, or if new standards emerge, and if we do not anticipate these changes and develop new products, these changes could adversely affect our business and financial results.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may adversely affect our business. We may from time to time be subject to various state, federal, and international laws and regulations governing the environment, including laws regulating the manufacture and distribution of chemical substances and laws restricting the presence of certain substances in electronics products. For example, the European Parliament enacted the Restriction of Hazardous Substances, or RoHS, directive, which restricts the sale of new electrical and electronic equipment containing certain hazardous substances, including lead. We recorded an excess inventory expense of $1.9 million in fiscal 2006 related to the transition of our products to comply with the RoHS directive. If any of our products that are designated to be RoHS compliant are deemed to be non-compliant, we may suffer a loss of revenues, be unable to sell affected products in certain markets or countries and be at a competitive disadvantage.

Similar legislation has been or may be enacted in other jurisdictions and countries. If our products become non-compliant with the various environmental laws and regulations, we could incur substantial costs which could negatively affect our results of operations and financial position.

If we do not provide adequate support during our customers' design and development stage, or if we are unable to provide such support in a timely manner, we may lose revenues to our competitors. Certain of our products are designed to meet our customers' specifications and, to the extent we are not able to meet these

expectations in a timely manner or provide adequate support during our customers' design and development stage, our customers may choose to buy similar products from another company. If this were to occur, we may lose revenues and market share to our competitors.

If there is a shortage of components used in our customers' products, our sales may decline, which could adversely affect our results of operations and financial position. If our customers are unable to purchase certain components which are embedded into their products, their demand for our products may decline. In addition, we or our customers may be impacted by component shortages if components that comply with the RoHS directive are not available. Similar shortages of components used in our products or our customers' products could adversely affect our net revenues and financial results in future periods.

Product quality problems could lead to reduced revenues and gross margins. We produce highly complex products that incorporate leading-edge technologies, including both hardware and software. Software often contains "bugs" which can interfere with expected operations. We cannot assure you that our pre-shipment testing programs will be adequate to detect all defects which might interfere with customer satisfaction, reduce sales opportunities, or affect our gross margins if the costs of remedying the problems exceed reserves established for that purpose. An inability to cure a product defect could result in the failure of a product line, and withdrawal, at least temporarily, from a product or market segment, damage to our reputation, inventory costs, product reengineering expenses, and a material impact on revenues and gross margins.

Our charter documents and Delaware law contain anti-takeover provisions that could prevent, discourage or delay a change in control or management, which may affect the price of our common stock. Some provisions of our certificate of incorporation and bylaws could have the effect of making it more difficult for a potential acquirer to acquire a majority of our outstanding voting stock. These include completing procedural requirements for stockholders holding 5% of voting shares to take action by written consent and restricting the ability of stockholders to call special meetings. In addition, the indenture relating to the ¾% Notes provides that in the event of certain changes in control, each holder of our ¾% Notes will have the right to require us to repurchase such holder's ¾% Notes at a price equal to the principal amount of the ¾% Notes being purchased, plus any accrued and unpaid interest. We are also subject to provisions of Section 203 of the Delaware General Corporation Law which prohibits us from engaging in any business combination with an interested stockholder for a period of three years from the date the person became an interested stockholder, unless certain conditions are met. These restrictions could have the effect of delaying or preventing a change of control or management.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business. Some of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses, including, for example, the GNU General Public License, or GPL, GNU Lesser General Public License, or LGPL, the Mozilla Public License, the BSD License and the Apache License. Some of those licenses may require as a condition of the license that we make available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, that we provide notices with our products, and/or that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of those open source licenses, we could be required to incur legal expenses in defending against such allegations, and if our defenses were not successful we could be enjoined from distribution of the products that contained the open source software and required to either make the source code for the open source software available, to grant third parties certain rights of further use of our software, or to remove the open source software from our products, which could disrupt our distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, we could under some of the open source licenses, be required to release the source code of our proprietary software. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any such open source licenses, we could also be subject to liability for copyright infringement damages and breach of contract for our past distribution of such open source software.

Our international operations involve a number of political, economic and other risks that could adversely affect our ability to sell our products in certain countries, create local economic conditions that reduce demand for our products among our target markets and expose us to potential disruption in the supply of necessary components. Our international operations and sales are subject to political and economic risks, including political instability, currency controls, and changes in import/export regulations, tariffs and freight rates. We maintain a research and development center in Bangalore, India, which we expanded in fiscal 2007. Many of our subcontractors are primarily located in Asia and we have sales offices and customers located throughout Europe, Japan and other countries. In addition, because our primary wafer supplier, TSMC, is located in Taiwan, we may be subject to certain risks resulting from political instability in Taiwan, including conflicts between Taiwan and the People's Republic of China. These and other international risks could result in the creation of political or other non-economic barriers to our being able to sell our products in certain countries, create local economic conditions that reduce demand for our products among our target markets, expose us to potential disruption in the supply of necessary components or otherwise adversely affect our ability to generate revenues and operate effectively. In addition, the operations of our remote locations are subject to management oversight and control. If our business practices and corporate controls are not adhered to worldwide, our business and financial results could be adversely affected.

We depend on third parties to transport our products. We rely on independent freight forwarders to move our products between manufacturing plants and our customers. Any transport or delivery problems because of their errors, or because of unforeseen interruptions in their activities due to factors such as strikes, political instability, terrorism, natural disasters and accidents, could adversely affect our business, financial condition and results of operations and ultimately impact our relationship with our customers.

If actual results or events differ materially from those contemplated by us in making estimates and assumptions, our reported financial condition and results of operations for future periods could be materially affected. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For example, we have identified key accounting estimates in our Critical Accounting Policies in this Annual Report on Form 10-K, which include revenue recognition, inventory, goodwill, stock-based compensation and income taxes. Furthermore, Note 1 to the Consolidated Financial Statements in this Annual Report on Form 10-K describes the significant accounting policies essential to preparing our consolidated financial statements. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts and disclosures. Although we believe that our judgments and estimates are appropriate and correct, actual future results may differ materially from our estimates.

If we are unable to protect and enforce our intellectual property rights, we may be unable to compete effectively. Although we actively maintain and defend our intellectual property rights, we may be unable to adequately protect our proprietary rights. In addition, the laws of certain territories in which our products are or may be developed, manufactured or sold, including Asia and Europe, may not protect our products and intellectual property rights to the same extent as the laws of the United States. Because we conduct a substantial portion of our operations outside of the United States and sell to a worldwide customer base, we are more dependent on our ability to protect our intellectual property in international environments than would be the case if a larger portion of our operations were domestic.

Despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, which could harm our business and ability to compete effectively. We have from time to time discovered counterfeit copies of our products being manufactured or sold by others. Although we have programs to detect and deter the counterfeiting of our products, significant availability of counterfeit products could reduce our revenues and damage our reputation and goodwill with customers.

Third parties may assert infringement claims against us, which may be expensive to defend and could divert our resources. From time to time, third parties assert exclusive patent, copyright and other intellectual property rights to our key technologies, and we expect to continue to receive such claims in the future. The risks of receiving additional claims from third parties may be increased in periods when we begin to offer product lines employing new technologies relative to our existing products.

We cannot assure you that third parties will not assert other infringement claims against us, directly or indirectly, in the future, that assertions by third parties will not result in costly litigation or that we would prevail in such litigation or be able to license any valid and infringed intellectual property from third parties on commercially reasonable terms. These claims may be asserted in respect of intellectual property that we own or that we license from others. In addition to claims brought against us by third parties, we may also bring litigation against others to protect our rights. Intellectual property litigation, regardless of the outcome, could result in substantial costs to us and diversion of our resources and management time and attention, and could adversely affect our business and financial results.

We may be required to pay additional federal income taxes which could negatively affect our results of operations and financial position. We were previously subject to IRS audits for our fiscal years 1994 through 2003. During the third quarter of fiscal 2007, we reached resolution with the United States taxing authorities relating to those fiscal years. However, our tax provision continues to reflect judgment and estimation regarding the application of the settlements to state and local taxing jurisdictions. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our condensed consolidated financial statements and may cause a higher effective tax rate that could materially affect our income tax provision, results of operations or cash flows in the period or periods for which such determination is made. The IRS is currently auditing our Federal income tax returns for the fiscal 2004 through 2006 audit cycle. We believe that we have provided sufficient tax provisions for these years and that the ultimate outcome of the IRS audits will not have a material adverse impact on our financial position or results of operations in future periods. However, we cannot predict with certainty how these matters will be resolved and whether we will be required to make additional tax payments.

Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue fluctuations and affect our reported results of operations. A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practices have occurred and may occur in the future. For example, upon our adoption of FIN 48 on April 1, 2007, we revised our policy in conformity with the liability classification requirements of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109*," or FIN 48, which clarifies the accounting for uncertainty in income tax positions. This interpretation requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. At March 31, 2008 we had recorded $4.4 million in "Other long-term liabilities" for uncertain tax positions related to FIN 48 and we continue to recognize interest expense for and or penalties related to these uncertain tax positions in the Consolidated Statement of Operations within "Provision for (benefit from) income taxes."

We may be engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention. From time to time we are subject to litigation or claims that could negatively affect our business operations and financial position. Such disputes could cause us to incur unforeseen expenses, could occupy a significant amount of our management's time and attention, and could negatively affect our business operations and financial position.

We are exposed to fluctuations in foreign currency exchange rates. Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have an adverse impact on our financial results and cash flows. Historically, our exposures have related to non-dollar-denominated operating expenses in Europe and Asia. We began Euro-denominated sales to our distribution customers in the European Union in the fourth quarter of fiscal 2003. An increase in the value of the dollar could increase the real cost to our customers of our products in markets outside the United States where we sell in dollars, and a weakened dollar could increase the cost of local operating expenses and procurement.

We hold minority interests in privately held venture funds, and if these venture funds face financial difficulties in their operations, our investments could be impaired. We continue to hold minority interests in privately held venture funds. At March 31, 2008, the carrying value of such investments aggregated $1.7 million. These investments are inherently risky because these venture funds invest in companies that may still be in the development stage or depend on third parties for financing to support their ongoing operations. In addition, the markets for the technologies or products of these companies are typically in the early stages and may never develop. If these companies do not have adequate cash funding to support their operations, or if they encounter difficulties developing their technologies or products, the venture funds' investments in these companies may be impaired, which in turn, could result in impairment of our investment in these venture funds. For example, in fiscal 2007, we recorded a charge of $0.9 million relating to other-than-temporary decline in value of a minority investment.

Changes in securities laws and regulations have increased and may continue to increase our costs. Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules promulgated by the Securities and Exchange Commission, have increased and may continue to increase our expenses as we devote resources to respond to their requirements. In particular, we incurred additional administrative expense to implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting.

In addition, the NASDAQ Global Market, on which our common stock is listed, has also adopted comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased and may continue to increase the scope, complexity and cost of our corporate governance, reporting and disclosure practices. We also expect these developments may make it more difficult and more expensive for us to obtain director and officer liability insurance in the future, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Further, our board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficultly attracting and retaining qualified board members and executive officers, which would adversely affect our business.

Internal control deficiencies or weaknesses that are not yet identified could emerge. Over time we may identify and correct deficiencies or weaknesses in our internal control over financial reporting and, where and when appropriate, report on the identification and correction of these deficiencies or weaknesses. However, the internal control procedures can provide only reasonable, and not absolute, assurance that deficiencies or weaknesses are identified. Deficiencies or weaknesses that are not yet identified could emerge, and the identification and corrections of these deficiencies or weaknesses could have a material impact on our results of operations.

Internal control issues that appear minor now may later become material weaknesses. We are required to publicly report on deficiencies or weaknesses in our internal control over financial reporting that meet a materiality standard as required by law and related regulations and interpretations. Management may, at a point in time, accurately categorize a deficiency or weakness as immaterial or minor and therefore not be required to publicly report such deficiency or weakness. Such determination, however, does not preclude a change in circumstances such that the deficiency or weakness could, at a later time, become a material weakness that could have a material impact on our results of operations.

We may encounter natural disasters, which could cause disruption to our employees or interrupt the manufacturing process for our products. Our operations could be subject to natural disasters and other business disruptions, which could seriously harm our revenues and financial condition and increase our costs and expenses. Our corporate headquarters are located in California, near major earthquake faults. Additionally, our primary wafer supplier, TSMC, is located in Taiwan, which has experienced significant earthquakes in the past. A severe earthquake could cause disruption to our employees or interrupt the manufacturing process, which could affect TSMC's ability to supply wafers to us, which would negatively affect our business and financial results. The ultimate impact on us and our general infrastructure of being located near major earthquake faults is unknown, but our net revenues and financial condition and our costs and expenses could be significantly impacted in the event of a major earthquake.

Manmade problems such as computer viruses or terrorism may disrupt our operations and harm our operating results. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have an adverse effect on our business, operating results, and financial condition. In addition, the effects of war or acts of terrorism could have an adverse effect on our business, operating results, and financial condition. In addition, as a company with headquarters and significant operations located in the United States, we may be impacted by actions against the United States. We are predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

We may experience significant fluctuations in our stock price, which may, in turn, significantly affect the trading price of our convertible notes. Our stock has experienced substantial price volatility, particularly as a result of quarterly variations in our operating results, the published expectations of securities analysts and as a result of announcements by our competitors and us. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many technology companies, in particular, and that have often been unrelated to the operating performance of such companies. In addition, the price of our securities may also be affected by general global, economic and market conditions and the cost of operations in one or more of our product markets. While we cannot predict the individual effect that these factors may have on the price or our securities, these factors, either individually or in the aggregate, could result in significant variations in the price of our common stock during any given period of time. These fluctuations in our stock price also impact the price of our outstanding ¾% Notes, and the likelihood of the ¾% Notes being converted into our common stock.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

As of March 31, 2008, we owned and leased various properties in the United States and in foreign countries totaling approximately 462,000 square feet, of which approximately 238,000 square feet were leased/subleased or available to lease/sublease to third parties. The building leases expire at varying dates through fiscal 2011 and include renewals at our option. During fiscal 2008, we reduced our owned and leased properties by approximately 34% from the 701,000 square feet we owned or leased at March 31, 2007. During fiscal 2007, we reduced our owned and leased property by 3% from the 724,000 square feet we owned or leased at March 31, 2006.

Our headquarters are located in Milpitas, California, which includes research and development, technical support, sales, marketing and administrative functions. In addition, we lease buildings in Florida, Minnesota, North Carolina and Washington. We use these properties primarily for research and development, technical support, sales and marketing functions. Internationally, we operate in Australia, England, Germany, India, Ireland, Japan and Singapore. We use these properties primarily for research and development, technical design, technical support and sales functions.

The table below is a summary of the facilities we owned and leased at March 31, 2008:

	United States	Other Countries	Total
		(in square feet)	
Owned Facilities	104,000[(a)]	—	104,000
Leased Facilities	302,000[(b)]	56,000[(c)]	358,000
Total Facilities	406,000	56,000	462,000

(a) Approximately 30,000 square feet are available for lease.

(b) There are subleases on a portion of these facilities of approximately 158,000 square feet and approximately 43,000 square feet are available for lease.

(c) Approximately 7,000 square feet are available for sublease.

We do not separately track our major facilities by segments nor are the segments evaluated under the criteria. Substantially all of the properties are used at least in part by each of our segments and we retain the flexibility to use each of the properties in whole or in part for each of the segments.

We believe our existing facilities and equipment are well maintained and in good operating condition, and we believe our facilities are sufficient to meet our needs for the foreseeable future. Our future facilities requirements will depend upon our business, and we believe additional space, if required, can be obtained on reasonable terms.

Item 3. *Legal Proceedings*

We were previously subject to IRS audits for our fiscal years 1994 through 2003. During the third quarter of fiscal 2007, we reached resolution with the United States taxing authorities on all outstanding audit issues relating to those fiscal years. However, our tax provision continues to reflect judgment and estimation regarding the application of the settlements to state and local taxing jurisdictions. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may cause a higher effective tax rate that could materially affect our income tax provision, results of operations or cash flows in the period or periods for which such determination is made. The IRS is currently auditing our Federal income tax returns for the fiscal 2004 through 2006 audit cycle. We believe that we have provided sufficient tax provisions for these years and the ultimate outcome of the IRS audits will not have a material adverse impact on our financial position or results of operations in future periods. However, we cannot predict with certainty how these matters will be resolved and whether we will be required to make additional tax payments.

We are a party to other litigation matters and claims, including those related to intellectual property, which are normal in the course of our operations, and while the results of such litigation matters and claims cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse impact on our financial position or results of operations. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

In connection with our acquisitions of Snap Appliance Inc., Eurologic Systems Group Limited, or Eurologic, Elipsan Limited, or Elipsan, and Platys Communications, Inc., or Platys, portions of the purchase price and other future payments totaling $6.7 million, $3.8 million, $2.0 million and $15.0 million, respectively, were held back, which we refer to as the Holdbacks, for unknown liabilities that may have existed as of the acquisition dates. As of March 31, 2008, the Eurologic Holdback balance was $1.5 million for previously asserted claims. In fiscal 2007, we resolved all outstanding claims against the Snap Appliance Holdback and the Platys Holdback. The Elipsan Holdback of $2.0 million and a portion of the Snap Appliance Holdback were paid in fiscal 2006.

For an additional discussion of certain risks associated with legal proceedings, see "Risk Factors" in Item 1A of this report.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our security holders, through the solicitation of proxies or otherwise, during the fourth quarter of fiscal 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock is traded on the NASDAQ Global Market under the symbol "ADPT." The following table sets forth the high and low sales prices of our common stock for the periods indicated as reported by the NASDAQ Global Market. The market price of our common stock has been volatile. See "Risk Factors" in Item 1A of this report.

	Fiscal 2008		Fiscal 2007	
	High	Low	High	Low
First quarter	$4.17	$3.60	$5.90	$4.08
Second quarter	3.93	3.23	4.66	3.80
Third quarter	3.95	3.15	4.79	4.22
Fourth quarter	3.42	2.34	4.75	3.45

As of May 30, 2008, there were approximately 583 stockholders of record of our common stock.

Dividends

We have not declared or paid cash dividends on our common stock and do not expect to pay cash dividends on our common stock in the foreseeable future. It is presently our policy to reinvest earnings for our business.

Issuer Purchases of Equity Securities

We did not repurchase any of our equity securities during the fourth quarter of fiscal 2008.

Stock Performance Graph

The following graph compares the cumulative total stockholder return of our common stock to the NASDAQ Composite Index and the NASDAQ Computer and Data Processing Index. The graph assumes that $100 was invested on March 31, 2003 and its relative performance was tracked through March 31, 2008 in our common stock and in each index, and that all dividends were reinvested. These indices, which reflect formulas for dividend reinvestment and weighting of individual stocks, do not necessarily reflect returns that could be achieved by an individual investor. Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Annual Report or future filings made by us under those statutes, the stock price performance graph is not considered "soliciting material," is not deemed "filed" with the SEC and is not deemed to be incorporated by reference into any of those prior filings or into any future filings made by us under those statues.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Adaptec, Inc., The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index



* $100 invested on 3/31/03 in stock or index-including reinvestment of dividends.
Fiscal year ending March 31.

	3/31/03	3/31/04	3/31/05	3/31/06	3/31/07	3/31/08
Adaptec, Inc.	**100.00**	**145.27**	**79.44**	**91.71**	**64.18**	**48.76**
NASDAQ Composite	**100.00**	**151.01**	**152.38**	**181.06**	**189.63**	**177.49**
NASDAQ Computer & Data Processing	**100.00**	**124.00**	**134.00**	**156.97**	**171.51**	**164.93**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. *Selected Financial Data*

The following selected financial information has been derived from the audited consolidated financial statements. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. We completed the sale to IBM of our IBM i/p Series RAID business in September 2005 and sold the OEM block-based portion of our systems business to Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc. in January 2006. The information below has been reclassified to reflect the IBM i/p Series RAID business and the OEM block-based portion of our systems business as discontinued operations.

	Years Ended March 31,				
	2008[2][3]	2007[2][4]	2006[2][5]	2005[2][6]	2004[2][7]
	(in thousands, except per share amounts)				
Consolidated Statements of Operations Data:					
Net revenues[1]	$167,400	$255,208	$ 344,142	$ 402,516	$ 395,688
Cost of revenues[1]	104,927	173,974	230,249	240,314	209,268
Gross profit	62,473	81,234	113,893	162,202	186,420
Total operating expenses[1]	102,950	142,305	262,424	244,202	196,014
Income (loss) from continuing operations	(10,094)	24,846	(135,832)	(129,645)	78,207
Loss from discontinued operations, net of taxes	—	(546)	(22,410)	(15,461)	(15,300)
Income from disposal of discontinued operations, net of taxes	479	6,543	9,810	—	—
Net income (loss)	$ (9,615)	$ 30,843	$(148,432)	$(145,106)	$ 62,907
Net Income (Loss) Per Share Data:					
Basic:					
Continuing operations	$ (0.09)	$ 0.21	$ (1.20)	$ (1.17)	$ 0.72
Discontinued operations	$ 0.00	$ 0.05	$ (0.11)	$ (0.14)	$ (0.14)
Net income (loss)	$ (0.08)	$ 0.26	$ (1.31)	$ (1.31)	$ 0.58
Diluted:					
Continuing operations	$ (0.09)	$ 0.20	$ (1.20)	$ (1.17)	$ 0.65
Discontinued operations	$ 0.00	$ 0.04	$ (0.11)	$ (0.14)	$ (0.12)
Net income (loss)	$ (0.08)	$ 0.25	$ (1.31)	$ (1.31)	$ 0.53
Shares used in computing net income (loss) per share:					
Basic	118,613	116,602	113,405	110,798	108,656
Diluted	118,613	136,690	113,405	110,798	128,807

	March 31,				
	2008[2][3]	2007[2][4]	2006[2][5]	2005[2][6]	2004[2][7]
	(in thousands)				
Consolidated Balance Sheets Data:					
Cash, cash equivalents and marketable securities	$626,216	$572,423	$ 556,552	$ 526,556	$ 663,854
Restricted cash and marketable securities	1,670	3,244	4,749	6,381	9,161
Net assets of discontinued operations	—	—	—	55,774	—
Total assets	700,087	715,402	737,399	963,506	1,051,104
Long-term liabilities	19,231	228,009	229,349	263,664	263,852
Stockholders' equity	424,096	422,158	369,445	510,323	644,891
Working capital	424,663	616,033	522,039	507,122	715,228

Form 10-K/A

Notes:

(1) Prior period consolidated financial statements have been reclassified to conform to the current period presentation. The reclassifications for discontinued operations had no impact on net income (loss), total assets or total stockholders' equity.

The following actions affect the comparability of the data for the periods presented in the above table:

(2) We completed a total of five acquisitions in fiscal years 2005 and 2004 and recorded write-offs of acquired in-process technologies for the Snap Appliance and Elipsan acquisitions of $2.2 million and $4.0 million in fiscal 2005 and 2004, respectively. We recorded restructuring charges in fiscal years 2008, 2007, 2006, 2005 and 2004 (see Note 10 to the Consolidated Financial Statements) of $6.3 million, $3.7 million, $10.4 million, $5.9 million and $4.3 million, respectively.

(3) In fiscal 2008, we (i) recorded a gain of $6.7 million on the sale of certain properties (see Note 11 to the Consolidated Financial Statements), (ii) recorded stock-based compensation in accordance with SFAS No. 123(R) of $6.6 million (see Note 8 to the Consolidated Financial Statements), (iii) realized a gain of $1.6 million on the sale of a marketable debt security in a foreign entity that was obtained as part of a fiscal 2004 acquisition, (iv) wrote down intangible assets (see Note 5 to the Consolidated Financial Statements) by $2.4 million, (v) recorded income from the disposal of discontinued operations (see Note 2 to the Consolidated Financial Statements) of $0.5 million and (vi) recorded a tax benefit of $2.7 million.

(4) In fiscal 2007, we (i) recorded an impairment charge of $13.2 million related to the Snap server portion of our systems business (see Note 5 to the Consolidated Financial Statements), (ii) recorded stock-based compensation in accordance with SFAS No. 123(R) of $8.5 million (see Note 8 to the Consolidated Financial Statements), (iii) recorded a write-down of a minority investment of $0.9 million (see Note 11 to the Consolidated Financial Statements), and (iv) received a discrete tax benefit of $60.2 million primarily attributable to the settlement of certain tax disputes with the United States and Singapore taxing authorities, which included the resolution of our fiscal 1997 U.S. Tax Court Litigation settlement for our fiscal 2002 and fiscal 2003 IRS audit cycles.

(5) In fiscal 2006, we recorded (i) an impairment charge of $90.6 million to write-off goodwill (see Note 5 to the Consolidated Financial Statements), (ii) an impairment charge of $10.0 million to write-down the systems business' long-lived assets to fair value (see Note 2 to the Consolidated Financial Statements), (iii) a loss on disposal of assets of $1.6 million (see Note 11 to the Consolidated Financial Statements), and (iv) a gain of $12.1 million on the sale of the OEM block-based systems business (see Note 2 to the Consolidated Financial Statements).

(6) In fiscal 2005, we (i) recorded an impairment charge of $52.3 million to reduce goodwill related to our former Channel segment, (ii) recorded a gain of $2.8 million on the sale of certain properties, (iii) recorded charges of $0.9 million and $1.6 million for severance, benefits, loss on the sale of property and equipment and legal fees associated with the strategic alliances entered into with ServerEngines and Vitesse, respectively, (iv) made a payment of $1.7 million to NSE in the form of a license fee, (v) received a tax benefit from the settlement of disputes with the United States taxing authorities, (vi) incurred $17.6 million in tax expense and a $4.5 million loss on marketable securities associated with the repatriation of $360.6 million in cash from our Singapore subsidiary and (vii) recorded a valuation allowance for deferred tax assets of $67.9 million.

(7) In fiscal 2004, we recorded (i) a gain of $49.3 million related to the settlement with the former president of Distributed Processing Technology Corporation, or DPT, (ii) a reduction in the deferred tax asset valuation allowance of $21.6 million, (iii) a $6.0 million impairment charge, and (iv) a reduction of previously accrued tax related liabilities of $6.3 million.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" section should be read in conjunction with the other sections of this Annual Report on Form 10-K, including "Item 1: Business"; "Item 6: Selected Financial Data"; and "Item 8: Financial Statements and Supplementary Data." This section contains a number of forward-looking statements, including statements regarding our expectations, beliefs, intentions or strategies regarding our business, including, but not limited to, our anticipated declines in revenues from our parallel SCSI products and our SATA products sold to our OEM customers, the possibility that we might enter into strategic alliances, partnerships or acquisitions in order to scale our business, the expected impact on our future revenues and the timing of such impact, of our failure to receive design wins for the next generation serial products from a significant customer, the amount by which we expect to reduce our annual operating expenses due to our fiscal 2008 restructuring plans and our expected capital expenditures and liquidity in future periods. These forward-looking statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in the "Risk Factors" set forth in Part I, Item 1A of this Annual Report on Form 10-K. As a result, our actual results may differ materially from those anticipated in these forward-looking statements.

Basis of Presentation

We decided to retain the Snap Server portion of our systems business and terminated our efforts to sell this business, effective at the end of the first quarter of fiscal 2007. Accordingly, we reclassified the financial statements and related disclosures for all periods presented to reflect (1) the Snap Server portion of the systems business back to continuing operations and (2) the IBM i/p Series RAID business, sold to IBM in September 2005, and the OEM block-based portion of the systems business, sold to Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, in January 2006, as discontinued operations. These reclassifications had no impact on net income (loss), total assets or total stockholders' equity.

In addition, we revised our internal reporting structure in the first quarter of fiscal 2008 by including the remaining SCSI products from our previous DSG segment into our DPS segment as we wound down the DSG business throughout fiscal 2007 and exited it at March 31, 2007. The remainder of the DSG segment was included in the "Other" category, as it represents a reconciling item to our consolidated results of operations. We decided not to invest further in our DSG segment due to OEMs incorporating other connectivity technologies directly into their products, the increased level of competition entering the market and the complexities of the retail channel. Our DSG segment provided high-performance I/O connectivity and digital media products for personal computing platforms, including notebook and desktop PCs, which were sold to retailers, OEMs and distributors. We also identified a new segment, SSG, in the first quarter of fiscal 2007 as a result of retaining the Snap Server portion of the systems business. Our SSG segment provides Snap Server storage systems for storage and protection of file (NAS) and block (iSCSI) data, as well as related backup, replication, snapshot, and management software. We sell these products to end users through our network of distribution partners, solution providers, e-tailers and VARs.

We also implemented two restructuring plans in fiscal 2008: (1) in the first quarter, by eliminating duplicative resources to reduce our operating expenses due to a declining revenue base and (2) beginning in the second quarter, by reducing our workforce by approximately 20% in an effort to better align our cost structure with our anticipated revenue stream and to improve our results of operations and cash flows.

Overview

In fiscal 2008, our net revenues decreased 34% as compared to fiscal 2007 primarily due to the declining revenue base of our parallel products. Our net revenues were further impacted by our inability to obtain design wins from our OEM customers, primarily for our next generation serial products. We expect revenues from our parallel products to continue to decline in fiscal 2009. Our gross margins in fiscal 2008 improved to 37% compared to 32% in fiscal 2007 primarily due to favorable pricing negotiations with our suppliers, efficiencies gained with our contract manufacturer and improved standard product contributions, which was a result of our

continued focus on improving product component costs. This was partially offset by certain manufacturing-related costs that are relatively fixed being spread over a smaller revenue base. Operating expenses decreased in fiscal 2008 as compared to fiscal 2007 primarily as a result of cost reductions and restructuring efforts that were initiated in previous quarters combined with additional attrition in our workforce.

Our future revenue growth in our DPS segment is largely dependent on the success of our new products addressing unified serial technologies and growing our market share in the channel. We currently depend on a small number of large OEM customers for a significant portion of our revenues, and we have been unsuccessful in obtaining designs wins from these customers. We have evaluated this portion of our business, and we are no longer pursuing future business from large OEM customers with our current product portfolio, as we believe the future growth opportunities for our current products are limited. As a result, we expect the revenues obtained from large OEM customers to decline significantly in future periods. Since the growth of our new generation of serial products is not keeping pace with the decline in revenues from our parallel products and from our OEM customers, we may seek growth opportunities in this market beyond those presented by our existing product lines by entering into strategic alliances, partnerships or acquisitions in order to scale our business. This includes both strengthening our partnerships in silicon-based technology and broadening our silicon-based intellectual property to improve our business opportunities. Our future revenue growth in our SSG segment remains largely dependent on the successful development and marketing of new products and our ability to expand our presence in the reseller channel. We also continue to review and evaluate our existing product portfolio, operating structure and markets to determine the future viability of our existing products and market positions.

Results of Operations

The following table sets forth the items in the Consolidated Statements of Operations as a percentage of revenues:

	Years Ended March 31,		
	2008	2007	2006
Net revenues	100%	100%	100%
Cost of revenues	63	68	67
Gross profit	37	32	33
Operating expenses:			
Research and development	24	22	20
Selling, marketing and administrative	34	24	21
Amortization of acquisition-related intangible assets	2	2	3
Restructuring charges	3	2	3
Goodwill impairment	—	—	26
Other charges (gains)	(2)	6	3
Total operating expenses	61	56	76
Loss from continuing operations	(24)	(24)	(43)
Interest and other income	18	10	5
Interest expense	(2)	(1)	(1)
Loss from continuing operations before income taxes	(8)	(15)	(39)
Benefit from income taxes	(2)	(25)	0
Income (loss) from continuing operations	(6)	10	(39)
Discontinued operations, net of taxes:			
Income (loss) from discontinued operations, net of taxes	—	—	(7)
Income from disposal of discontinued operations, net of taxes	0	2	3
Income (loss) from discontinued operations, net of taxes	0	2	(4)
Net income (loss)	(6)%	12%	(43)%

Net Revenues

The following table sets forth our net revenues by segment:

	FY 2008	Percentage Change	FY 2007	Percentage Change	FY 2006
		(in millions, except percentage)			
DPS	$145.1	(32)%	$214.5	(24)%	$283.1
SSG	22.3	(20)%	28.1	(17)%	33.9
OTHER	—	(100)%	12.6	(53)%	27.1
Total Net Revenues	**$167.4**	**(34)%**	**$255.2**	**(26)%**	**$344.1**

Fiscal 2008 compared to Fiscal 2007

Net revenues from our DPS segment decreased by $69.4 million in fiscal 2008 compared to fiscal 2007, primarily due to a decline in sales of our parallel SCSI products of $52.3 million and a decline in our other parallel products of $26.2 million and, to a lesser extent, a decline of $18.3 million in sales of our legacy SATA products sold primarily to OEM customers. This was partially offset by an increase in sales of our unified serial products of $27.8 million. The decline in sales volumes of our parallel SCSI products was primarily attributable to the industry transition from parallel to serial products, in which we have a lower market share. We expect net revenues for our parallel SCSI products to continue to decline. In addition, we expect net revenues for our SATA

products sold to our OEM customers to continue to decline, as certain of our customers have moved to other suppliers to obtain next generation SATA technologies. We also expect a significant negative impact on our net revenues from our unified serial products in future quarters as a significant customer notified us in the second quarter of fiscal 2008 that we did not receive design wins for our next-generation serial products.

Net revenues from our SSG segment decreased by $5.8 million in fiscal 2008 compared to fiscal 2007 primarily due to a decline in unit sales of our server products. Although we launched new storage server products in the second quarter of fiscal 2008, the sales of our storage server products were negatively impacted by competitive market conditions and reductions to our inventory levels from our channel partners.

Fiscal 2007 compared to Fiscal 2006

Net revenues from our DPS segment decreased by $66.3 million in fiscal 2007 as compared to fiscal 2006, reflecting a 37% decline in sales volumes of our parallel SCSI products, which was partially offset by a 34% increase in sales of our serial products. The decline in sales volumes of our SCSI products was primarily attributable to the transition from parallel to serial products, in which we have a lower market share, and a continuing shift to lower-priced SATA solutions, in which there is a more competitive market. Sales of our parallel SCSI products represented 61% of the total DPS sales in fiscal 2007 compared to 74% in fiscal 2006, while sales of our serial products represented 36% of the total DPS sales in fiscal 2007 compared to 20% in fiscal 2006. The DPS segment was also negatively impacted in fiscal 2007 due to a decline in sales volumes for our SATA solution products sold to our OEM customers, as the products are reaching the end of their life cycles. The DPS segment performance was also hindered during fiscal 2007 due to supply issues that resulted from the transition of our manufacturing operations to Sanmina-SCI in January 2006. Sanmina-SCI experienced material shortages and was challenged with systems' transitions that impacted its ability to meet delivery commitments on a consistent basis, which consequently prevented us from completing certain product shipments during the first quarter of fiscal 2007. We continued to see an impact in our channel penetration in the second and third quarters of fiscal 2007 as a result of these challenges in the first quarter of fiscal 2007.

Net revenues from our SSG segment decreased by $5.9 million in fiscal 2007 as compared to fiscal 2006 primarily as a result of our reduced sales and marketing activities while the Snap Server portion of our systems business was available for sale, combined with customer concerns over the future of this product line.

Net revenues from our Other category decreased by $16.7 million in fiscal 2007 as compared to fiscal 2006 primarily due to the decline in sales volumes of our digital media products of $9.8 million and our FireWire/1394 and SCSI-based desktop computer products of $5.1 million. The decline in sales volumes of our digital media products was primarily attributable to the decline of sales of our dual tuner products to a specific customer.

Geographical Revenues and Customer Concentration

Geographical Revenues:	FY 2008	FY 2007	FY 2006
North America	42%	44%	41%
Europe	29%	27%	29%
Pacific Rim	29%	29%	30%
Total Revenues	**100%**	**100%**	**100%**

Our combined international revenues increased as a percentage of total revenues to 58% in fiscal 2008 from 56% in fiscal 2007. The increase was primarily due to the release of new SATA and SAS products in the third quarter of fiscal 2008 for which the European markets had a more rapid adoption rate.

Our overall international revenues declined as a percentage of our total revenues in fiscal 2007 as compared to fiscal 2006 primarily as a result of a customer that ceased purchasing from us during fiscal 2006, which contributed $11.7 million to European revenues during fiscal 2006 pursuant to a last-time buy order, and supply issues at Sanmina-SCI, which impacted its ability to meet delivery commitments in fiscal 2007. This in turn prevented us from completing certain product shipments during fiscal 2007, which included shipments to our international distributors that sell to international customers.

A small number of our customers account for a substantial portion of our net revenues, and we expect that a limited number of customers will continue to represent a substantial portion of our net revenues for the foreseeable future. In fiscal 2008, IBM and Ingram Micro accounted for 34% and 11% of our total net revenues, respectively. In fiscal 2007, IBM and Dell accounted for 34% and 13% of our total net revenues, respectively. In fiscal 2006, IBM and Dell accounted for 28% and 15% of our total net revenues, respectively.

Gross Margin

	FY 2008	Percentage Change	FY 2007	Percentage Change	FY 2006
		(in millions, except percentage)			
Gross Profit	$62.5	(23)%	$81.2	(29)%	113.9
Gross Margin	37%		32%		33%

The improvement in gross margins in fiscal 2008 compared to fiscal 2007 was due to improved standard product contributions as a result of our continued focus on product component costs, including the impact of favorable pricing negotiations with our suppliers and efficiencies gained with our contract manufacturer. We also experienced favorable product mix, primarily driven by an increase in channel versus OEM revenue in our DPS segment. Our inventory-related charges also decreased by $5.8 million in fiscal 2008 compared to fiscal 2007. This was partially offset by certain operational costs that are relatively fixed being spread over a smaller revenue base.

The decline in gross margins in fiscal 2007 compared to fiscal 2006 was primarily due to changes in our product mix from higher margin parallel SCSI products to lower margin serial products. In addition, in fiscal 2007, our inventory-related charges as compared to fiscal 2006 were higher by $2.3 million, primarily due to a significant decline in our net revenues in the third quarter of fiscal 2007 from our OEM customers, compared to our original projections, and to the transition of our products to comply with the RoHS Directive. Due to the $88.9 million decline in our net revenues from fiscal 2006 to fiscal 2007, this increase in inventory-related charges had a more significant impact on our gross margins than it would have in fiscal 2006. This was partially offset by changes in our customer mix, which included a shift in net revenues by 3% from our OEM to our channel customers, with channel customers usually having higher average margins. Cost of sales for fiscal 2007 also included $0.6 million of stock-based compensation charges related to the adoption of SFAS No. 123(R), while fiscal 2006 had no such charges.

Research and Development Expense

	FY 2008	Percentage Change	FY 2007	Percentage Change	FY 2006
		(in millions, except percentage)			
Research and Development	$39.8	(30)%	$56.6	(17)%	$68.2

Our investment in research and development primarily focuses on developing new products for external storage, storage software and server storage markets. We also invest in research and development of new technologies, including iSCSI, SATA and SAS. A portion of our research and development expense fluctuates depending on the timing of major project costs such as prototype costs.

The decrease in research and development expense in fiscal 2008 compared to fiscal 2007 was primarily due to reduced headcount and related expenses as a result of restructuring programs implemented in fiscal years 2007 and 2008 combined with additional attrition in our workforce. This resulted in a 25% decrease in our average headcount for employees engaged in research and development. We also decreased our infrastructure spending, had fewer engineering projects outstanding and had lower stock-based compensation expense of $2.6 million in fiscal 2008 compared to $3.8 million in fiscal 2007 primarily as a result of the decrease in headcount.

The decrease in research and development expense in fiscal 2007 as compared to fiscal 2006 was primarily due to reduced headcount as a result of restructuring programs implemented in fiscal 2006 and the first half of fiscal 2007, and decreased infrastructure spending. This was reflected by a decrease in headcount by 33% in fiscal 2007 compared to fiscal 2006 for employees engaged in research and development. The decrease in fiscal 2007 as compared to fiscal 2006 was partially offset by stock-based compensation charges related to the adoption of SFAS No. 123(R) of $3.8 million in fiscal 2007 as fiscal 2006 had no such charges.

Selling, Marketing and Administrative Expense

	FY 2008	Percentage Change	FY 2007	Percentage Change	FY 2006
		(in millions, except percentage)			
Selling, Marketing and Administrative	$57.4	(6)%	$61.3	(15)%	$72.4

As our selling, marketing and administrative expense consists primarily of salaries, including commissions, our expense fluctuates based on changes to our revenue levels.

The decrease in selling, marketing and administrative expense in fiscal 2008 compared to fiscal 2007 was primarily a result of reductions of our workforce and infrastructure spending as a result of the restructuring plans we implemented in fiscal years 2007 and 2008, which resulted in a 18% decrease in our average headcount for employees engaged in selling, marketing and administrative functions. In addition, we had lower stock-based compensation expense of $0.5 million in fiscal 2008 compared to fiscal 2007 primarily due to the reduction in headcount.

The decrease in selling, marketing and administrative expense in fiscal 2007 as compared to fiscal 2006 was primarily a result of reductions of our workforce and infrastructure spending as a result of the restructuring plans we implemented in fiscal 2006 and the first half of fiscal 2007, and $1.2 million of compensation expense recorded in the first quarter of fiscal 2006 for retirement costs related to our former Chief Executive Officer. This was partially offset by increased spending in marketing and selling activities of $2.7 million related to increased investment in our SSG segment. In addition, selling, marketing and administrative expense for fiscal 2007 included $4.1 million of stock-based compensation charges related to the adoption of SFAS No. 123(R), while fiscal 2006 had no such charges. Overall headcount decreased by 28% in fiscal 2007 compared to fiscal 2006 for employees engaged in selling, marketing and administrative functions.

Amortization of Acquisition-Related Intangible Assets

	FY 2008	Percentage Change	FY 2007	Percentage Change	FY 2006
		(in millions, except percentage)			
Amortization of Acquisition-Related Intangible Assets	$2.9	(52)%	$6.0	(35)%	$9.2

Acquisition-related intangible assets include patents, core and existing technologies, covenants-not-to-compete, supply agreement, foundry agreement, customer relationships, trade names, backlog and royalties. We amortize the acquisition-related intangible assets over periods which reflect the pattern in which the economic benefits of the assets are expected to be realized, which is primarily using the straight-line method over their estimated useful lives, ranging from three months to five years.

The decrease in amortization of acquisition-related intangible assets in fiscal 2008 compared to fiscal 2007 was primarily due to intangible assets that became fully amortized in fiscal 2007 associated with our acquisitions of the IBM i/p Series RAID business and Eurologic Systems Group Limited. During the fourth quarter of fiscal 2008, we recorded an impairment charge within "Other charges (gains)" for $2.4 million to write down these assets to zero due to a revision in our forecasts during that quarter which resulted in expected negative long-term cash flows from these assets for the first time. As a result of this charge, there will be no future amortization of intangible assets related to these acquisitions.

The decrease in amortization of acquisition-related intangible assets in fiscal 2007 compared to fiscal 2006 was primarily due to lower amortization of $1.8 million related to Snap Appliance intangible assets which were written down through "Other charges (gains)" in March and June 2006, intangible assets that became fully amortized in August 2005 associated with our acquisition of Platys of $1.3 million and certain intangible assets that became fully amortized in fiscal 2006 associated with our acquisition of ICP vortex Computersysteme GmbH of $1.0 million. This was partially offset by increased amortization of intangible assets that were retained after the disposition of the IBM i/p Series RAID business, in September 2005 by $0.9 million as we reduced the remaining useful lives of these assets.

Restructuring Charges

	FY 2008	Percentage Change	FY 2007	Percentage Change	FY 2006
		(in millions, except percentage)			
Restructuring Charges	$6.3	69%	$3.7	(64)%	$10.4

During fiscal years 2008, 2007 and 2006, we implemented several restructuring plans which included reductions of our workforce and consolidation of operations. We recorded restructuring charges of $6.3 million, $3.7 million and $10.4 million in fiscal 2008, 2007 and 2006, respectively. Of the $6.3 million recorded in fiscal 2008, $6.7 million related to restructuring charges for plans implemented in fiscal 2008 and $(0.3) million in adjustments related to prior fiscal years' restructuring plans, as actual results were lower than anticipated.

The goal of these plans was to bring our operational expenses to appropriate levels relative to our net revenues, while simultaneously implementing extensive company-wide expense-control programs. All expenses, including adjustments, associated with our restructuring plans are included in "Restructuring charges" in the Consolidated Statements of Operations and are not allocated to segments but rather managed at the corporate level. For further discussion of our restructuring plans, please refer to Note 10 to the Consolidated Financial Statements.

Fiscal 2008 Restructuring Plans

We recorded restructuring charges of $6.7 million for plans implemented in fiscal year 2008. Of these charges, $5.4 million related to severance and benefits for employee reductions worldwide and $1.3 million related to vacating redundant facilities and contract termination costs.

In the first quarter of fiscal 2008, management approved and initiated a plan to restructure our operations to reduce our operating expenses due to a declining revenue base by eliminating duplicative resources in all functions of the organization worldwide, resulting in a restructuring charge of $1.5 million related to severance and benefits for employee reductions.

In the second quarter of fiscal 2008, we initiated additional actions in an effort to better align cost structure with our anticipated OEM revenue stream and to improve our results of operations and cash flows. The total cost we incurred for this restructuring plan was $5.2 million, of which approximately $3.5 million was recorded in the second quarter of fiscal 2008, $0.9 million in the third quarter of fiscal 2008 and $0.8 million in the fourth quarter of fiscal 2008.

By the end of the second quarter of fiscal 2008, we began to reduce our annual operating expenses by approximately $4.7 million as a result of our first quarter of fiscal 2008 restructuring plan. Approximately 30%, 6% and 64% of the restructuring cost savings were reflected as a reduction in cost of revenues, research and development expense, sales and marketing, and administrative expense, respectively. For our second quarter of fiscal 2008 restructuring plan, we expect to reduce our annual operating expenses by approximately $12.6 million beginning in the fourth quarter of fiscal 2008. Approximately 2%, 65% and 33% of the restructuring cost savings are expected to be reflected as a reduction in cost of revenues, research and development expense, and selling, marketing and administrative expense, respectively.

Fiscal 2007 Restructuring Plans

In the first and second quarters of fiscal 2007, management approved and initiated plans to restructure our operations by simplifying our infrastructure. These restructuring plans eliminated certain duplicative assets and resources in all functions of the organization worldwide due to consolidating certain processes in order to reduce our cost structure, which resulted in a charge of $3.9 million in fiscal 2007. In addition, we recorded minimal provision adjustments in fiscal 2007 related to asset impairments, which were partially offset by a reduction for benefits as actual results were lower than anticipated. During fiscal 2008, we recorded adjustments to the fiscal 2007 restructuring plan accrual of $(0.2) million related to the reduction of benefits, as actual results were lower than anticipated. As of March 31, 2008, we had utilized all of these charges and the plans are now complete.

Fiscal 2006 Restructuring Plans

In the third and fourth quarters of fiscal 2006, management approved and initiated plans to restructure operations by simplifying our infrastructure. The restructuring plans eliminated certain duplicative resources in all functions of the organization worldwide, due in part, to the discontinued operations, the vacating of redundant facilities in order to reduce our cost structure, and sale of our Singapore manufacturing facility. This resulted in a restructuring charge of $9.8 million, of which $9.1 million related to the involuntary termination of employees in all functions of the organization and $0.7 million related to the estimated loss on our facilities in fiscal 2006. In addition, we recorded minimal provision adjustments in fiscal 2007, as actual results for severance and benefits were lower than anticipated. In fiscal 2008, we recorded adjustments to the fiscal 2006 restructuring plan accrual of $(0.1) million, as actual results for severance and benefits and vacating redundant facilities were lower than anticipated. As of March 31, 2008, we had utilized all of these charges and the plans are now complete.

In addition, we recorded provision adjustments related to our prior fiscal years 2005, 2004, 2003, 2002 and 2001 restructuring plan accruals, and Snap Appliance Acquisition-Related Restructuring Plan accrual (see Note 10 to the Consolidated Financial Statements) in fiscal years 2008, 2007 and 2006 for $(0.3) million, $(0.2) million and $1.0 million, respectively. In fiscal years 2008 and 2007, the provision adjustments primarily related to the reduction of lease costs related to the estimated loss on our facilities and a reduction of benefits as actual results were lower than anticipated. In fiscal 2006, the provision adjustments primarily related to additional lease costs related to the estimated loss on our facilities that we sublease, which was partially offset by the reduction of benefits as actual results were lower than anticipated.

Goodwill Impairment

	FY 2008	Percentage Change	FY 2007	Percentage Change	FY 2006
		(in millions, except percentage)			
Goodwill Impairment	$—	—%	$—	(100)%	$90.6

Goodwill is not amortized, but instead is reviewed for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets."

In connection with the reorganization of our segments in fiscal 2006, an assessment of the recoverability of goodwill was performed. As a result of this review, we wrote-off our entire balance of goodwill of $90.6 million in the second quarter of fiscal 2006. Factors that led to this conclusion included, but were not limited to, industry technology changes such as the shift from parallel to serial technology and the migration of core functionality to server chipsets; required increased investments that eventually led us to sell the IBM i/p Series RAID business in fiscal 2006 and the decision to sell the systems business; continued losses associated with sales of systems to IBM; and general market conditions.

Other Charges (Gains)

	FY 2008	Percentage Change	FY 2007	Percentage Change	FY 2006
		(in millions, except percentage)			
Impairment of assets related to portion of systems business	$ 2.4	(82)%	$13.2	32%	$10.0
Impairment of investments	0.1	(88)%	0.9	100%	—
Charge (credit) related to manufacturing agreement	—	100%	(0.1)	n/a%	1.6
Gain on sale of buildings	(6.7)	n/a%	—	—%	—
Other	0.8	11%	0.7	100%	—
Total Other Charges (Gains)	$(3.4)	123%	$14.7	27%	$11.6

Other charges (gains) primarily consisted of asset impairment charges related to certain properties or assets and a minority investment. Other charges (gains) also included a gain from the sale of long-lived assets.

Impairment of Assets related to a Portion of our Systems Business and Other

We regularly perform reviews to determine if facts or circumstances are present, either internal or external, which would indicate that the carrying values of our long-lived assets are impaired. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. The estimate of fair value of the assets is based on discounting estimated future cash flows using a discount rate commensurate with the risks inherent in our current business model. The estimation of the impairment involves numerous assumptions that require judgment by us, including, but not limited to, future use of the assets for our operations versus sale or disposal of the assets and future selling prices for our products.

We had classified the entire systems business as a discontinued operation in September 2005 and sold the OEM block-based portion of the systems business in January 2006. In the fourth quarter of fiscal 2006, we recorded asset impairment charges of $10.0 million related to certain acquisition-related intangible assets for the Snap Server portion of our systems business that was previously held for sale at March 31, 2006 to adjust the carrying value of these assets to fair value, which was aligned to the offers made by potential purchasers. With the decision at the end of the first quarter of fiscal 2007 to retain and operate the Snap Server portion of the systems business, we performed an impairment analysis of this business that indicated that the carrying amount of the long-lived assets exceeded their estimated fair value. This was due in part to the limited cash flows of the business and a number of uncertainties, which included the significant research and development expenditures necessary to grow the revenue of the Snap Server portion of the systems business and the significant uncertainties associated with achieving such growth in revenue. This resulted in an impairment charge of $13.2 million, which was recorded in "Other charges (gains)" in the Consolidated Statements of Operations in fiscal 2007. Also included in "Other charges (gains)" in fiscal 2007 was $0.7 million for legal and consulting fees incurred in connection with our efforts that had been undertaken to sell the Snap Systems portion of our business.

We recorded a gain of $6.7 million related to the sale of certain properties, an impairment of $2.4 million to write down the SSG intangible assets related to the Elipsan and Snap Appliance acquisitions to zero due to a revision in our forecasts that resulted in expected negative long-term cash flows for the first time and a charge of $0.8 million related to third-party service costs associated to an acquisition that we did not complete. See Note 10 to the Consolidated Financial Statements

Impairment of Minority Investment

We hold minority investments in certain non-public companies. We regularly monitor these minority investments for impairment and record reductions in the carrying values when the impairment is deemed to be other-than-temporary. Circumstances that indicate an other-than-temporary decline include the length of time and the extent to which the market value has been lower than cost. We recorded an impairment charge of $0.9 million in fiscal 2007 related to a decline in the value of a minority investment deemed to be other-than-temporary.

Manufacturing Agreement

On December 23, 2005, we entered into a three-year contract manufacturing agreement with Sanmina-SCI whereby Sanmina-SCI, upon the closing of the transaction on January 9, 2006, assumed manufacturing operations of Adaptec products. In addition, we sold certain manufacturing assets, buildings and improvements and inventory located in Singapore, with respect to printed circuit board assemblies and storage system manufacturing operations, to Sanmina-SCI for $26.6 million (net of closing costs of $0.6 million), resulting in a loss on disposal of assets of $1.6 million that was recorded in fiscal 2006 in "Other charges (gains)" in the Consolidated Statements of Operations.

Sale of Buildings

In fiscal 2004, we decided to consolidate our properties in Milpitas, California to better align our business needs with existing operations and to provide more efficient use of our facilities. In May 2007, we completed the sale of certain of these properties with proceeds aggregating $19.9 million, which exceeded our carrying value of $12.5 million. Net of selling costs, we recorded a gain of $6.7 million on the sale of the properties in fiscal 2008 to "Other charges (gains)" in the Consolidated Statements of Operations.

Interest and Other Income, Net

	FY 2008	Percentage Change	FY 2007	Percentage Change	FY 2006
		(in millions, except percentage)			
Interest Income	$28.7	18%	$24.4	44%	$16.9
Loss on Extinguishment of Debt, Net	—	—%	—	100%	(0.1)
Realized Currency Transaction Gains (Losses)	2.6	165%	0.9	n/a%	(0.3)
Other	0.1	(58)%	0.3	(74)%	1.1
Total Interest and Other Income, Net	**$31.3**	**22%**	**$25.6**	**45%**	**$17.6**

Interest income, net, reflects interest earned on cash and cash equivalents and marketable securities balances. Other income, net, primarily includes recorded gains and losses on strategic investments as well as gains and losses on foreign currency transactions and dispositions of property and equipment.

For the fiscal year ended March 31, 2008 as compared to fiscal 2007, the increase in interest and other income, net, was primarily due to higher market interest rates on marketable securities. In addition, in fiscal 2008, we realized a gain of $1.6 million on the sale of a marketable debt security that was obtained as part of a fiscal 2004 acquisition. Furthermore, there were increases in the realized foreign currency transaction gains in fiscal 2008 compared to fiscal 2007 primarily related to a stronger Euro compared to the United States dollar combined with balances we hold in our European foreign entities whose functional currency is the United States dollar.

The increase in interest and other income in fiscal 2007 as compared to fiscal 2006 was primarily due to higher interest rates, which resulted in additional income earned on our cash, cash equivalents and marketable securities and net gains from foreign currency fluctuations, primarily related to the Euro.

Interest Expense

	FY 2008	Percentage Change	FY 2007	Percentage Change	FY 2006
		(in millions, except percentage)			
Interest Expense	$(3.6)	7%	$(3.4)	3%	$(3.3)

Interest expense is primarily associated with our ¾% Convertible Senior Notes due 2023, or ¾% Notes, and our 3% Notes, issued in December 2003 and March 2002, respectively. Interest expense remained relatively flat for fiscal 2008 compared to fiscal 2007 as well as for fiscal 2007 compared to fiscal 2006.

Income Taxes

	FY 2008	Percentage Change	FY 2007	Percentage Change	FY 2006
		(in millions, except percentage)			
Provision For (Benefit From) Income Taxes	$(2.7)	(96)%	$(63.7)	n/a%	$1.6

For fiscal 2008 and 2007, we recorded income tax benefits of $2.7 million and $63.7 million on pre-tax losses from continuing operations of $12.8 million and $38.9 million, respectively. For fiscal 2006, we recorded an income tax provision of $1.6 million on a pre-tax loss from continuing operations of $134.2 million. Our effective tax rates include foreign losses in jurisdictions where no tax benefit is derived, foreign taxes in jurisdictions where tax rates differ from U.S. tax rates, changes in the valuation allowance on deferred tax assets, certain state minimum taxes and discrete tax benefits associated with settling certain tax disputes with the United States and Singapore taxing authorities.

We had a valuation allowance for deferred tax assets of $44.6 million at March 31, 2008, as we determined that it was more likely than not that substantially all of our U.S. deferred tax assets will not be realized. Factors that led to this conclusion included, but were not limited to, our past operating results, cumulative tax losses in the United States and uncertain future income on a jurisdiction by jurisdiction basis. We continuously monitor the circumstances impacting the expected realization of our deferred tax assets on a jurisdiction by jurisdiction basis.

On October 22, 2004, the American Jobs Creation Act of 2004, which we refer to as the Act, was signed into law. The Act created a temporary incentive for U.S. companies to repatriate accumulated foreign earnings subject to certain limitations by providing a one-time deduction of 85% for certain dividends from controlled foreign corporations. In the fourth quarter of fiscal 2005, we repatriated $360.6 million of undistributed earnings from Singapore to the United States and incurred a tax liability of $17.6 million. The one-time deduction was allowed to the extent that the repatriated amounts were used to fund a qualified Domestic Reinvestment Plan, as required by the Act. If we do not spend the repatriated funds in accordance with our reinvestment plan, we may incur additional tax liabilities.

As of March 31, 2008, we had provided for U.S. deferred income taxes or foreign withholding taxes on our remaining undistributed earnings of $221.1 million since these earnings are not intended to be reinvested indefinitely. The additional U.S. deferred income taxes and foreign withholding taxes were offset by decreases in our valuation allowance due to a change in our assumptions. The net effect was immaterial to our results of operations and our provision for taxes.

Income (Loss) From Discontinued Operations, Net of Taxes

	FY 2008	Percentage Change	FY 2007	Percentage Change	FY 2006
		(in millions, except percentage)			
Income (Loss) From Discontinued Operations, Net of Taxes	$0.5	(93)%	$6.0	n/a	$(12.6)

The decrease in discontinued operations in fiscal 2008 compared to fiscal 2007 was primarily driven by the receipt of royalty revenues under the terms of the nonexclusive license agreement from the disposal of the IBM i/p Series RAID business, which royalty payments ceased in March 2007. The change in discontinued operations in fiscal 2007 compared to fiscal 2006 was primarily driven by continued proceeds from the disposal of the IBM i/p Series RAID business on September 30, 2005 and the divestiture of the OEM block-based systems business on January 31, 2006. The contribution from discontinued operations in fiscal 2007 was primarily related to residual royalty revenue from the sale of the IBM i/p Series RAID business, which was partially offset by an additional estimated loss due to our inability to sublease our facility associated with the IBM i/p Series RAID business. To the extent that we are unable to sublease this facility by the end of the lease term, which is June 2010, we may continue to record additional losses in discontinued operations in the future. In addition, discontinued operations in fiscal 2007 included inventory adjustments related to the divestiture of the OEM block-based systems business.

Liquidity and Capital Resources

Key Components of Cash Flow

Working Capital: As of March 31, 2008, we reclassified the ¾% Notes of $225.3 million from long-term liabilities to short-term liabilities, as we believe the holders of these ¾% Notes will exercise their put option in December 2008. The reclass of the ¾% Notes was the primary reason for the decrease in working capital of $191.4 million to $424.7 million for March 31, 2008 compared to $616.0 million for March 31, 2007. Without the reclassification of the ¾% Notes, working capital would have improved by $34.0 million, primarily driven by an increase in cash and cash equivalents, combined with marketable securities, of $53.8 million, offset by the other changes in current assets and current liabilities.

Working capital increased by $93.9 million to $616.0 million as of March 31, 2007 from $522.0 million as of March 31, 2006. The increase in working capital was attributable to an increase of other assets of $6.9 million, an increase in assets held for sale of $12.5 million, an increase in marketable securities of $51.3 million, a decrease of $35.4 million related to cash equivalents combined with a decrease of accounts payable of $12.1 million and a decrease of $50.6 million in accrued liabilities.

Operating activities: Operating cash activities consist of income (loss) from continuing operations, net of taxes, adjusted for certain non-cash items and changes in assets and liabilities. Non-cash items primarily consist

of the non-cash effect of tax settlement, impairment charges, gain on sale of long-lived assets, depreciation and amortization of intangible assets, property and equipment, marketable securities and stock-based compensation expense recognized in accordance with SFAS No. 123(R). As of March 31, 2008, we had cash, cash equivalents, marketable securities and restricted marketable securities of $627.9 million and net accounts receivable of $23.2 million.

Net cash provided by operating activities totaled $22.8 million in fiscal 2008, resulting primarily from a net loss of $10.1 million, and non-cash adjustments for depreciation and amortization expense of $8.2 million, stock-based compensation expense of $6.6 million, inventory related charges of $6.9 million, and ($6.7) million of gain on assets.

During fiscal 2008 accounts receivable decreased by $10.9 million, primarily due to lower revenue levels and improved collection efforts, inventory decreased by $10.1 million, primarily driven by lower revenue levels and improved efficiencies in our inventory management, primarily with our contract manufacturer, and accounts payable decreased by $15.8 million due to the lower revenue and inventory levels.

Net cash provided by operating activities in fiscal 2007 improved to $14.8 million compared to cash used in operating activities of $7.1 million in fiscal 2006 primarily due to the fact that we recorded a loss from continuing operations, net of taxes, of $135.8 million in fiscal 2006, compared to a recorded income from continuing operations, net of taxes, of $24.8 million in fiscal 2007. The net cash provided by operating activities improved for fiscal 2007 primarily due to changes in depreciation and amortization of intangible assets, property and equipment and marketable securities of $17.3 million, an impairment charge of intangible assets of $13.2 million, inventory-related charges of $12.9 million, stock-based compensation related to the adoption of SFAS No. 123(R) of $8.5 million and impairment of a minority investment of $0.9 million. Additional factors included the non-cash effect of tax settlement of $60.2 million and changes to working capital assets and liabilities that decreased cash provided by operating activities by $10.7 million, of which $11.4 million was due to a reduction in accounts payable, and cash provided by operating activities of discontinued operations of $7.2 million.

Investing activities: Investing cash activities primarily consist of purchases, sales and maturities of restricted marketable securities and marketable securities, net proceeds from the sale of businesses and long-lived assets, and purchases of property and equipment. Net cash provided by investing activities was $115.1 million in fiscal 2008 compared to cash used in investing activities of $49.1 million in fiscal 2007. The increase was primarily due to proceeds received from the sale of long-lived assets of $19.9 million and a decrease in purchases of marketable securities of $181.3 million, as we are currently managing our cash through interest-bearing accounts. This was partially offset by a decrease in sales and maturities of marketable securities of $278.1 million.

Cash used in investing activities was $49.1 million and $287.3 million in fiscal years 2007 and 2006, respectively. Cash used in investing activities in fiscal 2007 was primarily due to purchases of restricted marketable securities and marketable securities, net of sales and maturities, of $43.9 million and purchases of property and equipment of $3.7 million. Cash used in investing activities in fiscal 2006 was primarily due to purchases of restricted marketable securities and marketable securities, net of sales and maturities, of $340.9 million and purchases of property and equipment of $7.1 million, partially offset by proceeds from the sale of the IBM i/p Series RAID and Systems businesses of $33.6 million and the sale of the Singapore manufacturing assets of $26.0 million.

Financing activities: Financing cash activities primarily consist of repurchases on long-term debt and employee stock option exercises. Net cash provided by financing activities was $3.2 million in fiscal 2008 compared to cash used in financing activities of $3.2 million in fiscal 2007. The increase was primarily due to the repurchase of our remaining outstanding 3% Notes for $10.6 million in fiscal 2007, offset by a decline in fiscal 2008 in stock option exercises, which was attributable to a large number of options held by our employees whose exercise prices were substantially above the current market value of our common stock, a reduction in our headcount and a decline in purchases made under our 1986 Employee Stock Purchase Plan, which expired in April 2006.

Cash used in financing activities was $3.2 million and $14.9 million in fiscal years 2007 and 2006, respectively. The cash used in financing activities in fiscal years 2007 and 2006 was driven by the repurchase of our 3% Notes for $10.6 million and $24.3 million, respectively, offset by the issuance of common stock in connection with purchases made under our employee stock purchase plan and stock option exercises of $7.4 million and $9.4 million, respectively.

Liquidity, Capital Resources and Financial Condition

At March 31, 2008, we had $626.2 million in unrestricted cash, cash equivalents and marketable securities, of which approximately $95.7 million was held by our Singapore and Cayman Licensing subsidiaries. In the fourth quarter of fiscal 2005, we repatriated $360.6 million of undistributed earnings from Singapore to the United States and incurred a tax liability of $17.6 million. The repatriated amounts are being used to fund a qualified Domestic Reinvestment Plan, as required by the American Jobs Creation Act of 2004. If we do not spend the repatriated funds in accordance with our reinvestment plan, we may incur additional tax liabilities. As of March 31, 2008, we have provided for U.S. deferred income taxes or foreign withholding taxes on the remaining undistributed earnings of $221.1 million since these earnings are not intended to be reinvested indefinitely. The additional U.S. deferred income taxes and foreign withholding taxes were offset by decreases in our valuation allowance, and the net effect was immaterial to our results of operations and our provision for taxes.

We have invested in technology companies through two venture capital funds, Pacven Walden Venture V Funds and APV Technology Partners II, L.P. At March 31, 2008, the carrying value of such investments aggregated $1.6 million.

On March 31, 2008, we had a liability of $225.3 million of aggregate principal amount, plus a premium, related to our ¾% Notes that are due in December 2023. Each holder of the ¾% Notes may require us to purchase all or a portion of its ¾% Notes on December 22, 2008 at a price equal to 100.25% of the ¾% Notes to be purchased plus accrued and unpaid interest. In addition, each holder of the ¾% Notes may require us to purchase all or a portion of its ¾% Notes on December 22, 2013, on December 22, 2018 or upon the occurrence of a change of control (as defined in the indenture governing the ¾% Notes) at a price equal to the principal amount of ¾% Notes being purchased plus any accrued and unpaid interest. We expect all of the holders of the ¾% Notes to exercise their put option in December 2008 (See Note 7 for a detailed discussion of our debt and equity transactions). Our current investment strategy is consistent with our expectations that the holders of the ¾% Notes will exercise their right to require us to repurchase the ¾% Notes in December 2008.

We are required to maintain restricted investments to serve as collateral for the first ten scheduled interest payments on our ¾% Notes. As of March 31, 2008, we had $1.6 million of restricted marketable securities, consisting of United States government securities, which were classified as short-term, that served as such collateral.

We expect capital expenditures of between $1 million and $2 million during fiscal 2009, without taking into account any acquisitions.

We were previously subject to IRS audits for our fiscal years 1994 through 2003. During the third quarter of fiscal 2007, we reached resolution with the United States taxing authorities on all outstanding audit issues relating to those fiscal years. However, our tax provision continues to reflect judgment and estimation regarding the application of the settlements to state and local taxing jurisdictions. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may cause a higher effective tax rate that could materially affect our income tax provision, results of operations or cash flows in the period or periods for which such determination is made. The IRS is currently auditing our Federal income tax returns for the fiscal 2004 through 2006 audit cycle. We believe that we have provided sufficient tax provisions for these years and the ultimate outcome of the IRS audits will not have a material adverse impact on our financial position or results of operations in future periods. However, we cannot predict with certainty how these matters will be resolved and whether we will be required to make additional tax payments.

We may enter into strategic alliances, partnerships or acquisitions that will enable us to better scale our operations relative to our cost basis. If we are successful in identifying attractive strategic alliances, partnerships or acquisitions, we may be required to use a significant portion of our available cash balances.

We believe that our cash balances and the cash flows generated by operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, we may require additional cash to fund acquisitions or investment opportunities. In these instances, we may seek to raise such additional funds through public or private equity or debt financings or from other sources. We may not be able to obtain adequate or favorable financing at that time. Any equity financing we obtain may dilute existing ownership interests and any debt financing could contain covenants that impose limitations on the conduct of our business. There can be no assurance that additional financing, if needed, would be available on terms acceptable to us or at all.

The following table summarizes our contractual obligations at March 31, 2008.

	Payments Due By Period				
Contractual Obligations (in thousands)	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt and Associated Interest[1]	$226,238	$226,238	$ —	$ —	$ —
Operating Leases	12,876	5,012	6,533	1,331	—
Purchase Obligations[2]	14,886	14,886	—	—	—
Other Long-Term Liabilities[3]	810	—	—	—	810
Total	$254,810	$246,136	$6,533	$1,331	$810

(1) Long-term debt includes anticipated interest payments on our ¾% Notes that are not recorded on our Consolidated Balance Sheets. As we expect all of the holders of the ¾% Notes to exercise their put option in December 2008, which would require us to purchase all or a portion of their ¾% Notes at a price equal to 100.25% of the face value of the ¾% Notes to be purchased plus accrued and unpaid interest, any future repurchases would reduce anticipated interest and/or principal payments.

(2) For the purposes of this table, contractual obligations for the purchase of goods or services are defined as agreements that are enforceable, non-cancelable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current needs and are fulfilled by our vendors within short time horizons. The expected timing of payment of the obligations discussed above was estimated based on information available to us as of March 31, 2008. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

(3) Other long-term liabilities primarily consist of a defined benefit retirement plan at one of our foreign subsidiaries that we acquired in fiscal 2004. The liability is calculated in accordance with statutory government plans.

(4) In addition to the amounts shown in the table above, $4.4 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48. The timing of any payments which could result from the unrecognized tax benefits will depend upon a number of factors. Accordingly, the timing of payment cannot be estimated. We do not expect a significant tax payment related to the obligation to occur within the next 12 months.

Off Balance-Sheet Arrangements

In conjunction with the issuance of the ¾% Notes in December 2003, we entered into a convertible bond hedge transaction with an affiliate of one of the original purchasers of the ¾% Notes. The convertible bond hedge is designed to mitigate stock dilution from conversion of the ¾% Notes. The convertible bond hedge has

value if the average market price per share of our common stock upon exercise or expiration of the bond hedge is greater than $11.704 per share. Under the convertible bond hedge arrangement, the counterparty agreed to sell to us up to 19.2 million shares of our common stock, which is the number of shares issuable upon conversion of the ¾% Notes in full, at a price of $11.704 per share. The convertible bond hedge transaction may be settled at our option either in cash or net shares and expires in December 2008. Settlement of the convertible bond hedge in net shares on the expiration date would result in us receiving a number of shares of our common stock with a value equal to the amount otherwise receivable on cash settlement. Should there be an early unwind of the convertible bond hedge transaction, the amount of cash or net shares potentially received by us will depend upon then-existing overall market conditions, and on our stock price, the volatility of our stock and the amount of time remaining on the convertible bond hedge. The fair value of the ¾% Notes as of March 31, 2008 was $216 million.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Note 1 to the Consolidated Financial Statements describes the significant accounting policies essential to our consolidated financial statements. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts and disclosures. Although we believe that our judgments and estimates are appropriate and correct, actual future results may differ materially from our estimates.

We believe the following to be our critical accounting policies because they are both important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operation for future periods could be materially affected. See "Risk Factors" for certain risks relating to our future operating results.

Revenue Recognition: We recognize revenue from the majority of our product sales, including sales to OEMs, distributors and retailers, upon shipment from us, provided that title has passed, persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is reasonably assured. Revenue from sales where software is essential to the functionality is recognized when passage of title and risk of ownership is transferred to customers, persuasive evidence of an arrangement exists, which is typically upon sale of product by our customer, the price is fixed or determinable and collectibility is reasonably assured. We consider the following basic criteria for evaluating revenue recognition on sales transactions: SAB No. 104, EITF No. 00-21, SOP No. 97-2, and SFAS No. 48, among other related interpretations. The application of the appropriate accounting principle to our revenue is dependent upon specific transactions or combinations of transactions. Significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period.

Our channel arrangements provide for certain product rotation rights. Additionally, we permit the return of products subject to certain conditions. We establish allowances for expected product returns in accordance with SFAS No. 48. We also establish allowances for rebate payments under certain marketing programs entered into by our channel partners. These allowances are recorded as direct reductions of revenue and accounts receivable. We make estimates of future returns and rebates based primarily on our past experience as well as the volume of products in the channel, trends in channel inventory, economic trends that might impact customer demand for our products (including the competitive environment), the economic value of the rebates being offered and other factors. In the past, actual returns and rebates have not been significantly different from our estimates, however, actual returns and rebates in any future period could differ from our estimates, which could impact the net revenue we report.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. We make estimates of the collectibility of our accounts receivable by considering factors such as historical bad debt experience, specific customer creditworthiness, the age of the

accounts receivable balances and current economic trends that may affect a customer's ability to pay. If the financial condition of our customers deteriorates or if economic conditions worsen, increases in the allowance for doubtful accounts may be required in the future. We cannot predict future changes in the financial stability of our customers, and there can be no assurance that our allowance for doubtful accounts will be adequate. The allowance for doubtful accounts was $519,000 and $258,000 as of March 31, 2007 and 2008, respectively.

Inventory: Inventory is stated at the lower of cost (principally standard cost which approximates actual cost on a first-in, first-out basis) or market value. The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that are not of salable quality. The determination of obsolete or excess inventory requires us to estimate the future demand for our products within specific time horizons, generally six to twelve months. To the extent our demand forecast for specific products is less than quantities of our product on hand and our non-cancelable orders, we could be required to record additional inventory reserves, which would have a negative impact on our gross margin. Additionally, if actual demand is higher than our demand forecast for specific products that have been fully reserved, our future margins may be higher.

Stock-based compensation: In the first quarter of fiscal 2007, we adopted SFAS No. 123(R) using the modified prospective method and began accounting for our stock-based compensation using a fair-valued based recognition method. Under the provisions of SFAS No. 123(R), stock-based compensation cost is estimated at the grant date based on the fair-value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the grant date requires considerable judgment, including estimating stock price volatility, expected option life and forfeiture rates. We develop our estimates based on historical data and market information which can change significantly over time. A small change in the estimates used can have a relatively large change in the estimated valuation.

We use the Black-Scholes option valuation model to value stock awards. We estimate stock price volatility based on an average of our historical volatility and the implied volatility derived from traded options on our stock. Estimated option life and forfeiture rate assumptions are derived from normalized historical data. For stock-based compensation awards with graded vesting that were granted after fiscal 2006, we recognize compensation expense using the straight-line amortization method over the requisite service period of the awards and adjusted for estimated forfeitures.

Income Taxes: On April 1, 2007, we adopted FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 requires a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in our financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. Prior to the adoption of FIN 48, our policy was to classify accruals for uncertain positions as a current liability unless it was highly probable that there would not be a payment or settlement for such identified risks for a period of at least a year. In addition, upon the adoption of FIN 48, we continued to recognize interest and/or penalties related to uncertain tax positions as income tax expense in our Consolidated Statements of Operations.

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets, tax credits, benefits, deductions and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to those uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in subsequent periods.

In the fiscal 2008, we experienced significant variances in the impact of specific rate items compared to prior years. The majority of the effective tax rate differences were driven by the overall decrease in our consolidated net loss from $28.7 million in fiscal 2007 to $12.1 million in fiscal 2008. Other significant shifts include the impact of tax reserves, foreign losses not benefited, foreign income taxed at non-U.S. rates, and distributions from subsidiaries.

We must assess the likelihood that we will be able to recover our deferred tax assets. We consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. As a result of our analysis of expected future income at March 31, 2008, the full valuation allowance against our net U.S. deferred tax assets totaled $44.6 million.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be. Tax related assets and liabilities as of March 31, 2007 reflect settlements reached during the fiscal year, which generated a net tax benefit of $60.2 million in fiscal 2007 and $26.4 million in fiscal 2005. For a discussion of current tax matters, see Note 13 to the Consolidated Financial Statements.

Major Transactions

We are continually exploring strategic acquisitions to build upon our existing library of intellectual property and enhance our technological leadership in the markets in which we operate. Below is a discussion regarding the acquisitions and dispositions that were transacted during fiscal years 2008, 2007 and 2006.

Fiscal 2008

Dispositions

We recorded a net gain from discontinued operations of $0.5 million, net of taxes, during the fourth quarter of fiscal 2008, which related to the reduction of accrued liabilities associated with the sale of the IBM i/p Series RAID business and related royalties. Additionally during the fourth quarter of fiscal 2008, we recorded an impairment of $2.4 million to write down the SSG intangible assets related to the Elipsan and Snap Appliance acquisitions to zero due to a revision in our forecasts that resulted in expected negative long-term cash flows for these assets for the first time.

Fiscal 2007

Reclassification



We decided to divest our systems business, including substantially all of the operating assets and cash flows that were obtained through the Snap Appliance and Eurologic Systems acquisitions, as well as internally developed hardware and software in September 2005. On July 6, 2006, we decided to retain the Snap Server portion of the systems business and terminated our ongoing efforts to sell this business. This resulted in the reclassification of the financial statements and related disclosures for all periods presented to reflect the Snap Server portion of our systems business as continuing operations effective in the first quarter of fiscal 2007. This included recording an asset impairment charge of $13.2 million related to certain acquisition-related intangible assets and $0.7 million for legal and consulting fees incurred in connection with our efforts that had been undertaken to sell the Snap Server portion of our systems business, which was recorded in "Other charges (gains)" in the Consolidated Statements of Operations in fiscal 2007.

In addition, we reorganized our segments in the first quarter of fiscal 2007, identifying SSG as a new segment, in addition to our then existing DPS and DSG segments. Our SSG group provides Snap Server storage systems for storage and protection of both file (NAS) and block (iSCSI) data, as well as related backup, replication, snapshot, and management software. We sell these products to end users through our network of distribution partners, solution providers, e-tailers and VARs.

Fiscal 2006

Dispositions

On December 23, 2005, we entered into a three-year contract manufacturing agreement with Sanmina-SCI whereby Sanmina-SCI, upon the closing of the transaction on January 9, 2006, assumed manufacturing operations of Adaptec products. In addition, we sold certain manufacturing assets, buildings and improvements and inventory located in Singapore, with respect to printed circuit board assemblies and storage system manufacturing operations, to Sanmina-SCI for $26.6 million (net of closing costs of $0.6 million), resulting in a loss on disposal of assets of $1.6 million that was recorded in "Other charges (gains)" on the Consolidated Statements of Operations.

On September 30, 2005, we sold our IBM i/p Series RAID business to IBM for approximately $22.0 million plus $1.3 million for certain fixed assets. In addition, IBM purchased certain related inventory at our net book value of $0.8 million. We also granted IBM a nonexclusive license to certain intellectual property and sold to IBM substantially all of the assets dedicated to the engineering and manufacturing of RAID controllers and connectivity products for the IBM i/p Series RAID business. Under the terms of the nonexclusive license, IBM paid us royalties for the sale of our board-level products on a quarterly basis through March 31, 2007, which were recognized as contingent consideration in discontinued operations when earned. In fiscal years 2007 and 2006, we received royalties, net of taxes of $7.4 million and $4.6 million, respectively, which we recorded in "Income (loss) from disposal of discontinued operations, net of taxes," in the Consolidated Statements of Operations. In addition, in fiscal 2007, we recorded an additional estimated loss, net of taxes, of $0.8 million related to our facility associated with the IBM i/p Series RAID business in "Income (loss) from disposal of discontinued operations, net of taxes" in our Consolidated Statements of Operations. To the extent that we are unable to sublease this facility by the end of the lease term, which is June 2010, we may continue to record additional losses in discontinued operations in the future. Through March 31, 2007, we had recognized a cumulative gain of $4.3 million on the disposal of the IBM i/p Series RAID business. In fiscal 2008, we recorded a net gain from discontinued operations of $0.5 million related to the reduction of accrued liabilities associated with the sale of the IBM i/p Series RAID business and related royalties.

On January 31, 2006, we signed a definitive agreement with Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc., for the sale of our OEM block-based systems business for $14.5 million, of which the final payment of $2.5 million was received in February 2008. In addition, Sanmina-SCI USA agreed to pay us contingent consideration of up to an additional $12.0 million if certain revenue levels are achieved over a three-year period. As of March 31, 2008, we believe that it is unlikely that revenue levels to earn this contingent consideration will be achieved. We recorded a gain of $12.1 million on the disposal of the OEM block-based systems business in the fourth quarter of fiscal 2006. In the fourth quarter of fiscal 2007, Sanmina-SCI exercised its put option to return any inventory not used within one year of the close of the transaction, which resulted in us charging $0.4 million to "Income (loss) from disposal of discontinued operations, net of taxes" in our Consolidated Statements of Operations.

Recent Accounting Pronouncements

For a discussion on the impact of recently issued accounting pronouncements, see "Recent Accounting Pronouncements" in "Note 1—Summary of Significant Accounting Policies" to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

We are exposed to interest rate risk related to our investment portfolio and debt issuances. As of March 31, 2008, our available-for-sale debt investments, excluding those classified as cash equivalents, totaled $388.0 million (see Note 3 to the Consolidated Financial Statements) and included corporate obligations, commercial paper, other debt securities, municipal bonds and United States government securities, all of which are of high investment grade as specified by our investment policy. These investments are generally classified as

available-for-sale and, consequently, are recorded on our balance sheet at fair market value with their related unrealized gain or loss reflected as a component of "Accumulated other comprehensive income (loss)." Due to the relatively short-term nature of our investment portfolio and the ability to liquidate the portfolio, we do not believe that an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio.

Equity Price Risk

We consider our direct exposure to equity price risk to be minimal. We have invested in technology companies through two venture capital funds. As of March 31, 2008, the carrying value of such investments aggregated $1.6 million (see Note 9 to the Consolidated Financial Statements). We monitor our equity investments on a periodic basis. In the event that the carrying value of our equity investments exceeds their fair value, and the decline in value is determined to be other-than-temporary, the carrying value is reduced to its current fair value.

Foreign Currency Risk

We translate foreign currencies into U.S dollars for reporting purposes; currency fluctuations can have an impact on our results. For all three fiscal years presented there was an immaterial currency exchange impact from our intercompany transactions. The amount of local currency obligations settled in any period is not significant to our cash flows or results of operations, although we continuously monitor the amount and timing of those obligations. We do not believe that a 10% change in foreign currency exchange rates would have a significant impact on our results of operations or cash flows.

Item 8. *Financial Statements and Supplementary Data*

See the index appearing under Item 15(a)(1) on page 51 of this Annual Report on Form 10-K for the Consolidated Financial Statements at March 31, 2008 and 2007 and for each of the three years in the period ended March 31, 2008 and the Report of Independent Registered Public Accounting Firm.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our CEO and our CFO have concluded that the design and operation of our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework set forth in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of March 31, 2008.

The effectiveness of our internal control over financial reporting as of March 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Item 15(a) of this Annual Report of Form 10-K.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures and our internal controls over financial reporting have been designed to provide reasonable assurance of achieving their objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Executive Officers

The name and age of each of our executive officers and their respective positions with Adaptec as of September 8, 2008 are set forth below. Additional biographical information concerning each of our executive officers follows the table.

Name	Age	Principal Occupation
Subramanian "Sundi" Sundaresh ..	52	President and Chief Executive Officer
Mary L. Dotz	50	Vice President and Chief Financial Officer
Marcus D. Lowe	52	Vice President of Emerging Business Unit and Corporate Development

Subramanian "Sundi" Sundaresh has served as one of our directors since 2005 and our Chief Executive Officer since November 2005, President since May 2005 and briefly served as our Executive Vice President of Marketing and Product Development in May 2005. Prior to rejoining Adaptec, Mr. Sundaresh provided consulting services at various companies, including Adaptec, from December 2004 to April 2005. Between July 2002 and December 2004, Mr. Sundaresh served as President and Chief Executive Officer of Candera, Inc., a supplier of network storage controllers. From July 1998 to April 2002, Mr. Sundaresh served as President and Chief Executive Officer of Jetstream Communications, a provider of Voice over Broadband solutions. Mr. Sundaresh previously worked at Adaptec from March 1993 to June 1998 as Vice President and General Manager for the Personal I/O business and Corporate Vice President of Worldwide Marketing.

Mary L. Dotz has served as our Chief Financial Officer since March 31, 2008. Prior to joining Adaptec, Ms. Dotz served as Chief Financial Officer for Beceem Communications Inc., a provider of chipsets for the WIMAX market, from October 2005 to March 2008. Previously, Ms. Dotz served as Senior Vice President and Chief Financial Officer of Pinnacle Systems, Inc., a supplier of digital video products, from January 2005 until the acquisition of Pinnacle by Avid Technology, Inc. in August 2005. Prior to that, Ms. Dotz held various finance positions at NVIDIA Corporation, a fabless semiconductor company, from October 2000 to January 2005, including Vice President Finance and Corporate Controller, and Interim Chief Financial Officer from April 2002 to September 2002.

Marcus D. Lowe has served as our Vice President of Emerging Business Unit and Corporate Development since April 2006 and Vice President and General Manager from July 2005 to March 2006. Prior to rejoining Adaptec, Mr. Lowe was a Managing Director at Praxis Ventures, a consulting and investment firm, from April 2004 to June 2005. Between July 2000 and March 2004, Mr. Lowe served as Chief Executive Officer and President of New Moon Systems, Inc., a software provider to manage and deploy Windows-based applications to end-user desktops. Mr. Lowe previously worked at Adaptec from 1991 to 1997 as a General Manager for the SCSI business group, and later the Fibre Channel products group.

Directors

Information with respect to our directors and an additional individual who has been nominated for election as one of our directors at our upcoming 2008 Annual Meeting of Stockholders is incorporated by reference from the information under the caption: "Proposal No. 1—Election of Directors—Directors/Nominees" in our definitive Proxy Statement for our 2008 Annual Meeting of Stockholders included with this Annual Report, or the Proxy Statement.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding the compliance by our directors, executive officers and 10% or greater stockholders with Section 16(a) of the Exchange Act is incorporated by reference from the information under the caption: "Section 16(a) Beneficial Ownership Reporting Compliance" from our Proxy Statement.

Audit Committee

Information regarding the Audit Committee of our Board of Directors and our Audit Committee financial expert is incorporated by reference from the information under the caption: "Proposal No. 1—Election of Directors—Board of Directors Meetings and Committees" from the Proxy Statement.

Code of Conduct

We maintain a Code of Business Conduct, Ethics, and Compliance, which incorporates our code of ethics that is applicable to all employees, including all officers, and our independent directors with regard to their Adaptec-related activities. The Code of Business Conduct, Ethics, and Compliance incorporates our guidelines designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations. It also incorporates our expectations of our employees that enable us to provide accurate and timely disclosure in our filings with the Securities and Exchange Commission, or SEC, and other public communications. In addition, it incorporates Adaptec guidelines pertaining to topics such as health and safety compliance; diversity and non-discrimination; supplier expectations; and privacy. The full text of the Code of Business Conduct, Ethics, and Compliance is published on the Company's web site at www.adaptec.com/en-US/company/about/. The Company will post any amendments to the Code of Business Conduct, Ethics, and Compliance, as well as any waivers that are required to be disclosed by the rules of either the SEC or The NASDAQ Stock Market, on our website.

Stockholder Nominations of Directors

During fiscal 2008, we did not make any material changes to the procedures by which our security holders may recommend nominees to our Board of Directors.

Item 11. *Executive Compensation*

Information with respect to executive compensation is incorporated by reference from the information under the captions: "Executive Compensation," "Executive Compensation Tables" and "Director Compensation" in the Proxy Statement. Information with respect to the Compensation Committee of our Board of Directors is incorporated by reference from the information under the captions: "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" from the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information with respect to the securities authorized for issuance under our equity compensation plans and the security ownership of our common stock by our directors, executive officers and 5% stockholders is incorporated by reference from the information under the captions: "Equity Compensation Plan Information" and "Stock Ownership of Principal Stockholders and Management" in our Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information with respect to certain relationships of our directors, executive officers and 5% stockholders and related transactions is incorporated by reference from the information under the caption: "Transactions with Related Persons" in our Proxy Statement. Information regarding director independence is incorporated by reference from the information under the caption: "Proposal No. 1—Election of Directors—Independent Directors" from the Proxy Statement.

Item 14. *Principal Accounting Fees and Services*

Information with respect to principal independent registered public accounting firm fees and services is incorporated by reference from the information under the caption: "Proposal No. 5—Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

		Page
1.	**Index to Financial Statements**	
	Report of Independent Registered Public Accounting Firm	F-1
	Consolidated Statements of Operations—Fiscal Years Ended March 31, 2008, 2007 and 2006	F-2
	Consolidated Balance Sheets at March 31, 2008 and 2007	F-3
	Consolidated Statements of Cash Flows—Fiscal Years Ended March 31, 2008, 2007 and 2006	F-4
	Consolidated Statements of Stockholders' Equity—Fiscal Years Ended March 31, 2008, 2007 and 2006	F-5
	Notes to Consolidated Financial Statements	F-6
2.	**Financial Statement Schedule**	
	Schedule II Valuation and Qualifying Accounts	52
3.	**Exhibits**	
	The exhibits listed in the accompanying index to exhibits, which follows the signature page, are filed or incorporated by reference as part of this Annual Report on Form 10-K.	54

(b) **Exhibits**

See Item 15(a)(3), above.

(c) **Financial Statement Schedules**

See Item 15(a)(2), above.

ADAPTEC, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED MARCH 31, 2008, 2007 AND 2006

	Balance at Beginning of Period	Charges to the P&L	Deductions	Balance at End of Period
		(in thousands)		
Year ended March 31, 2008				
Allowance for doubtful accounts[1]	$ 519	$ 65	$ 326	$ 258
Sales reserves[1]	2,399	8,020	8,144	2,275
Allowances[1]	3,303	10,506	11,754	2,055
Valuation allowance for deferred tax assets	124,070	—	79,479	44,591
Year ended March 31, 2007				
Allowance for doubtful accounts[1]	$ 814	$ 67	$ 362	$ 519
Sales returns[1]	4,743	9,393	11,737	2,399
Allowances[1]	6,067	10,241	13,005	3,303
Valuation allowance for deferred tax assets	91,476	32,594	—	124,070
Year ended March 31, 2006				
Allowance for doubtful accounts[1]	$ 1,029	$ 5	$ 220	$ 814
Sales returns[1]	4,199	12,445	11,901	4,743
Allowances[1]	10,090	14,350	18,373	6,067
Valuation allowance for deferred tax assets	67,167	24,309	—	91,476

Notes:

(1) Amounts are included in "Accounts receivable" in the Consolidated Balance Sheets. All other schedules are omitted because they are not applicable or the amounts are immaterial or the required information is presented in the Consolidated Financial Statements and Notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADAPTEC, INC.

Date: June 13, 2008

/s/ SUBRAMANIAN SUNDARESH

Subramanian Sundaresh
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SUBRAMANIAN SUNDARESH Subramanian Sundaresh	President and Chief Executive Officer (principal executive officer)	June 13, 2008
/s/ MARY L. DOTZ Mary L. Dotz	Chief Financial Officer (principal financial officer)	June 13, 2008
/s/ JOHN M. WESTFIELD John M. Westfield	Vice President and Corporate Controller (principal accounting officer)	June 13, 2008
/s/ D. SCOTT MERCER D. Scott Mercer	Chairman	June 13, 2008
/s/ JON S. CASTOR Jon S. Castor	Director	June 13, 2008
/s/ JACK L. HOWARD Jack L. Howard	Director	June 13, 2008
/s/ JOSEPH S. KENNEDY Joseph S. Kennedy	Director	June 13, 2008
/s/ ROBERT J. LOARIE Robert J. Loarie	Director	June 13, 2008
/s/ JOHN MUTCH John Mutch	Director	June 13, 2008
/s/ JOHN J. QUICKE John J. Quicke	Director	June 13, 2008
/s/ DR. DOUGLAS E. VAN HOUWELING Dr. Douglas E. Van Houweling	Director	June 13, 2008

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed with this 10-K
		Form	File Number	Exhibit	File Date	
2.01	Asset Purchase Agreement, dated September 30, 2005, by and between the Registrant and International Business Machines Corporation.	8-K	000-15071	2.01	10/06/05	
3.01	Certificate of Incorporation of Registrant filed with Delaware Secretary of State on November 19, 1997.	10-K	000-15071	3.1	06/26/98	
3.02	Amended and Restated Bylaws of the Company.	8-K	000-15701	3.01	12/18/06	
4.01	Indenture, dated as of December 22, 2003, by and between the Registrant and Wells Fargo Bank, National Association.	10-Q	000-15071	4.01	02/09/04	
4.02	Form of ¾% Convertible Senior Subordinated Note.	10-Q	000-15071	4.02	02/09/04	
4.03	Registration Rights Agreement, dated as of December 22, 2003, by and among the Registrant, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC.	10-Q	000-15071	4.03	02/09/04	
4.04	Collateral Pledge and Security Agreement, dated as of December 22, 2003, by and among the Registrant, Wells Fargo Bank, National Association, as trustee, and Wells Fargo Bank, National Association, as collateral agent.	10-Q	000-15071	4.04	02/09/04	
4.05	Warrant Agreement, dated as of June 29, 2004, between the Registrant and International Business Machines Corporation.	S-3	333-119266	4.03	09/02/04	
4.06	Warrant Agreement, dated as of August 10, 2004, between the Registrant and International Business Machines Corporation.	S-3	333-119266	4.04	09/02/04	
10.01†	Registrant's Savings and Retirement Plan.	10-K	000-15071	(A)	(A)	
10.02†	Second Amendment to the Registrant's Savings and Retirement Plan.	10-K	000-15071	10.02	06/14/04	
10.03†	Third Amendment to the Registrant's Savings and Retirement Plan.	10-K	000-15071	10.03	06/14/05	
10.04†	1990 Stock Plan, as amended.	SCTO-I	005-38119	99.(d)(1)	05/22/01	
10.05†	Forms of Stock Option Agreement, Tandem Stock Option/SAR Agreement, Restricted Stock Purchase Agreement, Stock Appreciation Rights Agreement, and Incentive Stock Rights Agreement for use in connection with the 1990 Stock Plan, as amended.	10-K	000-15071	(B)	(B)	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed with this 10-K
		Form	File Number	Exhibit	File Date	
10.06†	1999 Stock Plan.	SCTO-I	005-38119	99.(d)(2)	05/22/01	
10.07†	2000 Non-statutory Stock Option Plan and Form of Stock Option Agreement.	SCTO-I	005-38119	99.(d)(3)	05/22/01	
10.08†	1990 Directors' Option Plan and forms of Stock Option Agreement, as amended.	10-K	000-15071	10.6	06/29/99	
10.09†	2000 Director Option Plan and Form of Agreement.	10-Q	000-15071	10.1	11/06/00	
10.10	Asset Purchase Agreement between International Business Machines Corporation and the Registrant.	10-K	000-15071	10.22	06/24/02	
10.11†	2004 Equity Incentive Plan, as amended on August 24, 2006.	8-K	000-15071	99.01	8/30/06	
10.12†	Form of Stock Option Agreement under the 2004 Equity Incentive Plan.	10-Q	000-15071	10.02	11/10/04	
10.13†	Form of Restricted Stock Purchase Agreement under the 2004 Equity Incentive Plan.	10-Q	000-15071	10.03	11/10/04	
10.14†	Form of Restricted Stock Unit Agreement under the 2004 Equity Incentive Plan.	10-Q	000-15071	10.04	11/10/04	
10.15†	Eurologic Systems Group Limited 1998 Share Option Plan Rules (Amended as of 1 April 2003).	S-8	333-104685	4.03	04/23/03	
10.16†	Broadband Storage, Inc. 2001 Stock Option and Restricted Stock Purchase Plan.	S-8	333-118090	4.03	08/10/04	
10.17†	Snap Appliance, Inc. 2002 Stock Option and Restricted Stock Purchase Plan.	S-8	333-118090	4.04	08/10/04	
10.18†	Stargate Solutions, Inc. 1999 Incentive Stock Plan.	S-8	333-69116	4.03	09/07/01	
10.19†	Executive Employment Agreement of Subramanian "Sundi" Sundaresh, effective as of August 14, 2007.	10-Q	000-15071	10.1	11/06/07	
10.20†	2005 Deferred Compensation Plan.	10-Q	000-15071	10.01	11/07/05	
10.21*	Manufacturing Services and Supply Agreement by and between the Registrant and Sanmina-SCI Corporation.	10-Q	000-15071	10.1	02/07/06	
10.22*	Asset Purchase and Sale Agreement, dated as of December 23, 2005, by and among Adaptec Manufacturing (s) Pte. Ltd., Sanmina-SCI Corporation and Sanmina-SCI Systems Singapore Pte. Ltd.	10-Q	000-15071	10.2	02/07/06	
10.23*	Amendment to Manufacturing Services and Supply Agreement by and between the Registrant and Sanmina-SCI Corporation.	10-Q	000-15071	10.3	02/07/06	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed with this 10-K
		Form	File Number	Exhibit	File Date	
10.24*	Asset Purchase and Sale Agreement, dated as of January 31, 2006, by and among the Registrant, Sanmina-SCI Corporation and Sanmina-SCI USA, Inc.	10-K	000-15071	10.49	06/14/06	
10.25†	Non-Employee Director Compensation Policy, as amended.	10-Q	000-15071	10.1	11/08/06	
10.26†	Adaptec, Inc. 2006 Director Plan.	DEF 14A	000-15071	A	7/28/06	
10.27	Restricted Stock Award Agreement under 2006 Director Plan as amended on February 7, 2008.	8-K	000-15071	10.02	02/07/08	
10.28	Stock Option Award Agreement under 2006 Director Plan as amended on February 7, 2008.	8-K	000-15071	10.01	02/07/08	
10.29	Stock Appreciation Right Award Agreement under 2006 Director Plan as amended on February 7, 2008.	8-K	000-15071	10.03	02/07/08	
10.30	Restricted Stock Unit Award Agreement under 2006 Director Plan as amended on February 7, 2008.	8-K	000-15071	10.04	02/07/08	
10.31†	Offer Letter between the Company and Jon S. Castor, dated July 17, 2006.	8-K	000-15071	99.02	07/20/06	
10.32†	Fiscal 2008 Adaptec Incentive Plan.	8-K	000-15071	99.1	04/20/07	
10.33†	Form of Indemnification Agreement entered into between the Company and its officers and directors.	10-K	000-15071	10.47	06/06/07	
10.34†	Separation Agreement of Russell Johnson, effective September 22, 2007.	10-Q	000-15071	10.11	11/06/07	
10.35	Settlement Agreement, dated as of October 26, 2007, among the Registrant, Steel Partners, L.L.C. and Steel Partners II, L.P.	8-K	000-15071	10.01	10/31/07	
10.36†	Terlizzi Separation Agreement, effective January 28, 2008.					X
10.37	Amendment to Manufacturing Services and Supply Agreement by and between the Registrant and Sanmina-SCI Corporation.					X
10.38†	Offer Letter and Executive Employment Agreement between the Registrant and Mary L. Dotz, dated March 31, 2008.	8-K	000-15071	99.02	03/31/08	
21.01	Subsidiaries of Registrant.					X
23.01	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed with this 10-K
		Form	File Number	Exhibit	File Date	
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

(A) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended March 31, 1987.

(B) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended March 31, 1993.

† Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K pursuant to Item 14(c) of said form.

* Confidential treatment has been granted for portions of this agreement.



EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-113557 and 333-119266) and Form S-8 (Nos. 333-137397, 333-119271, 333-118090, 333-104685, 333-69116, 333-52512, 333-95673, 333-92173, 333-58183, 333-77321, 333-02889, 333-00779 and 333-14241) of Adaptec, Inc. of our report dated June 13, 2008 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
June 13, 2008

Exhibit 31.1

CERTIFICATION

I, Subramanian Sundaresh, certify that:

1. I have reviewed this Annual Report on Form 10-K of Adaptec, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ SUBRAMANIAN SUNDARESH

Subramanian Sundaresh
Chief Executive Officer

Date: June 13, 2008

Exhibit 31.2

CERTIFICATION

I, Mary Dotz, certify that:

1. I have reviewed this Annual Report on Form 10-K of Adaptec, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MARY L. DOTZ

Mary L. Dotz
Chief Financial Officer

Date: June 13, 2008

Exhibit 32.1

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Subramanian Sundaresh, certify to the best of my knowledge based upon a review of the Annual Report on Form 10-K of Adaptec, Inc. for the fiscal year ended March 31, 2008 (the "*Form 10-K*"), that the Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Adaptec, Inc. for the periods covered by the Form 10-K.

Date: June 13, 2008

By: /s/ SUBRAMANIAN SUNDARESH
Subramanian Sundaresh
Chief Executive Officer

I, Mary Dotz, certify to the best of my knowledge based upon a review of the Form 10-K, that the Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Adaptec, Inc. for the periods covered by the Form 10-K.

Date: June 13, 2008

By: /s/ MARY L. DOTZ
Mary L. Dotz
Chief Financial Officer

2008 Financial Report

Financials

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Adaptec, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Adaptec, Inc. and its subsidiaries at March 31, 2008 and March 31, 2007 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the Consolidated Financial Statements, effective April 1, 2006, the Company changed the manner in which it accounts for stock-based compensation.

As discussed in Note 13 to the Consolidated Financial Statements, effective April 1, 2007, the Company changed the manner in which it accounts for uncertain tax positions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
June 13, 2008

ADAPTEC, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31,		
	2008	2007	2006
	(in thousands, except per share amounts)		
Net revenues	$167,400	$255,208	$ 344,142
Cost of revenues	104,927	173,974	230,249
Gross profit	62,473	81,234	113,893
Operating expenses:			
Research and development	39,804	56,573	68,179
Selling, marketing and administrative	57,351	61,325	72,376
Amortization of acquisition-related intangible assets	2,893	5,996	9,234
Restructuring charges	6,273	3,711	10,430
Goodwill impairment	—	—	90,602
Other charges (gains)	(3,371)	14,700	11,603
Total operating expenses	102,950	142,305	262,424
Loss from continuing operations	(40,477)	(61,071)	(148,531)
Interest and other income	31,335	25,618	17,621
Interest expense	(3,646)	(3,405)	(3,314)
Loss from continuing operations before income taxes	(12,788)	(38,858)	(134,224)
Provision for (benefit from) income taxes	(2,694)	(63,704)	1,608
Income (loss) from continuing operations, net of taxes	(10,094)	24,846	(135,832)
Discontinued operations, net of taxes:			
Loss from discontinued operations, net of taxes	—	(546)	(22,410)
Income from disposal of discontinued operations, net of taxes	479	6,543	9,810
Income (loss) from discontinued operations, net of taxes	479	5,997	(12,600)
Net income (loss)	$ (9,615)	$ 30,843	$(148,432)
Income (loss) per share:			
Basic:			
Continuing operations	$ (0.09)	$ 0.21	$ (1.20)
Discontinued operations	$ 0.00	$ 0.05	$ (0.11)
Net income (loss)	$ (0.08)	$ 0.26	$ (1.31)
Diluted:			
Continuing operations	$ (0.09)	$ 0.20	$ (1.20)
Discontinued operations	$ 0.00	$ 0.04	$ (0.11)
Net income (loss)	$ (0.08)	$ 0.25	$ (1.31)
Shares used in computing income (loss) per share:			
Basic	118,613	116,602	113,405
Diluted	118,613	136,690	113,405

See accompanying Notes to the Consolidated Financial Statements.

ADAPTEC, INC.

CONSOLIDATED BALANCE SHEETS

	March 31, 2008	March 31, 2007
	(in thousands, except per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$239,911	$ 95,922
Marketable securities	386,305	476,501
Restricted marketable securities	1,670	1,660
Accounts receivable, net of allowance for doubtful accounts of $258 in 2008 and $519 in 2007	23,204	34,127
Inventories	9,926	28,717
Prepaid expenses	1,344	1,403
Other current assets	19,063	30,429
Assets held for sale	—	12,509
Total current assets	681,423	681,268
Property and equipment, net	13,284	15,852
Restricted marketable securities, less current portion	—	1,584
Other intangible assets, net	—	7,011
Other long-term assets	5,380	9,687
Total assets	$700,087	$715,402
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 12,311	$ 28,101
Accrued and other liabilities	19,128	37,134
¾% Convertible Senior Subordinated Notes ("¾% Notes")	225,321	—
Total current liabilities	256,760	65,235
¾% Notes, less current portion	—	225,000
Other long-term liabilities	9,335	3,009
Deferred income taxes	9,896	—
Total liabilities	275,991	293,244
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Preferred stock; $0.001 par value		
Authorized shares, 1,000; Series A shares, 250 designated; outstanding shares, none	—	—
Common stock; $0.001 par value		
Authorized shares, 400,000; outstanding shares, 120,920 as of March 31, 2008 and 118,856 as of March 31, 2007	121	119
Additional paid-in capital	199,289	190,236
Accumulated other comprehensive income, net of taxes	6,993	3,178
Retained earnings	217,693	228,625
Total stockholders' equity	424,096	422,158
Total liabilities and stockholders' equity	$700,087	$715,402

See accompanying Notes to Consolidated Financial Statements.

ADAPTEC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2008	2007	2006
		(in thousands)	
Cash Flows From Operating Activities:			
Net income (loss)	$ (9,615)	$ 30,843	$(148,432)
Less: Income (loss) from discontinued operations, net of taxes	479	5,997	(12,600)
Income (loss) from continuing operations, net of taxes	(10,094)	24,846	(135,832)
Adjustments to reconcile income (loss) from continuing operations, net of taxes, to net cash provided by (used for) operating activities:			
Stock-based compensation	6,628	8,473	1,653
Inventory-related charges	6,916	12,942	10,671
Depreciation and amortization	8,254	17,326	25,887
Impairment of goodwill and intangible assets	2,545	13,203	100,626
Loss (gain) on sale of long-lived assets	(6,215)	—	1,579
Non-cash effect of tax settlement	—	(60,221)	—
Loss on extinguishment of debt	—	—	80
Other non-cash items	115	1,688	1,267
Changes in assets and liabilities:			
Accounts receivable	10,920	12,745	22,289
Inventories	10,104	(8,622)	8,003
Prepaid expenses and other current assets	6,515	18,794	(5,354)
Other assets	2,497	(12,038)	(419)
Accounts payable	(15,878)	(11,442)	(21,366)
Other liabilities	(4,259)	(10,125)	(22,245)
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	18,048	7,569	(13,161)
Net Cash Provided by Operating Activities of Discontinued Operations	4,746	7,239	6,051
Net Cash Provided by (Used in) Operating Activities	22,794	14,808	(7,110)
Cash Flows From Investing Activities:			
Proceeds from the sale of the IBM i/p and systems business	—	—	33,630
Proceeds from the sale of the Singapore manufacturing assets	—	—	25,986
Proceeds from sale of long-lived assets	19,881	—	2,684
Purchases of property and equipment	(1,578)	(3,733)	(7,058)
Purchases of marketable securities	(181,295)	(301,524)	(596,866)
Sales of marketable securities	175,603	209,116	217,186
Maturities of marketable securities	100,777	46,846	37,090
Maturities of restricted marketable securities	1,688	1,688	1,688
Payment of holdbacks in connection with acquisitions of Platys and Eurologic	—	(1,507)	—
Net Cash Provided by (Used in) Investing Activities of Continuing Operations	115,076	(49,114)	(285,660)
Net Cash Used in Investing Activities of Discontinued Operations	—	—	(1,655)
Net Cash Provided by (Used in) Investing Activities	115,076	(49,114)	(287,315)
Cash Flows From Financing Activities:			
Repurchases and redemption on long-term debt	—	(10,637)	(24,309)
Proceeds from the issuance of common stock	3,179	7,438	9,388
Net Cash Provided by (Used in) Financing Activities	3,179	(3,199)	(14,921)
Effect of Foreign Currency Translation on Cash and Cash Equivalents	2,940	2,054	(869)
Net Increase (Decrease) in Cash and Cash Equivalents	143,989	(35,451)	(310,215)
Cash and Cash Equivalents at Beginning of Year	95,922	131,373	441,588
Cash and Cash Equivalents at End of Year	$ 239,911	$ 95,922	$ 131,373

See accompanying Notes to Consolidated Financial Statements.

ADAPTEC, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Deferred Stock-based	Additional Other Comprehensive	Retained	
	Shares	Amount	Capital	Compensation	Income (Loss)	Earnings	Total
				(in thousands)			
Balance, March 31, 2005	112,339	$112	$165,707	$(2,416)	$ 706	$ 346,214	$ 510,323
Components of comprehensive loss:							
Net loss	—	—	—	—	—	(148,432)	(148,432)
Unrealized losses on available-for-sale investments, net of taxes	—	—	—	—	(2,687)	—	(2,687)
Foreign currency translation adjustment, net of taxes	—	—	—	—	(800)	—	(800)
Total comprehensive loss, net of taxes							(151,919)
Sale of common stock under employee stock purchase and option plans	3,131	3	9,385	—	—	—	9,388
Amortization of deferred stock-based compensation	—	—	—	1,653	—	—	1,653
Adjustment of deferred stock-based compensation	(3)	—	(444)	444	—	—	—
Balance, March 31, 2006	115,467	115	174,648	(319)	(2,781)	197,782	369,445
Components of comprehensive income:							
Net income	—	—	—	—	—	30,843	30,843
Unrealized gains on available-for-sale investments, net of taxes	—	—	—	—	3,792	—	3,792
Foreign currency translation adjustment, net of taxes	—	—	—	—	2,167	—	2,167
Total comprehensive income, net of taxes							36,802
Sale of common stock under employee stock purchase and option plans	2,334	4	7,434	—	—	—	7,438
Net issuance of restricted shares	1,055	—	843	—	—	—	843
Adjustment to stock-based compensation	—	—	(319)	319	—	—	—
Stock-based compensation	—	—	7,630	—	—	—	7,630
Balance, March 31, 2007	118,856	119	190,236	—	3,178	228,625	422,158
Cumulative effect adjustment, net of taxes related to the adoption of FIN 48	—	—	—	—	—	(1,317)	(1,317)
Adjusted balance	118,856	119	190,236	—	3,178	227,308	420,841
Components of comprehensive loss:							
Net loss	—	—	—	—	—	(9,615)	(9,615)
Unrealized gains on available-for-sale investments, net of taxes	—	—	—	—	1,861	—	1,861
Foreign currency translation adjustment, net of taxes	—	—	—	—	1,954	—	1,954
Total comprehensive loss, net of taxes							(5,800)
Sale of common stock under employee stock purchase and option plans	1,035	3	3,176	—	—	—	3,179
Net issuance of restricted shares	1,187	—	—	—	—	—	—
Net settlement of restricted shares	(158)	(1)	(751)	—	—	—	(752)
Stock-based compensation	—	—	6,628	—	—	—	6,628
Balance, March 31, 2008	120,920	$121	$199,289	$ —	$ 6,993	$ 217,693	$ 424,096

See accompanying Notes to the Consolidated Financial Statements.

Note 1. Organization and Summary of Significant Accounting Policies

Description

Adaptec, Inc. ("Adaptec" or the "Company") provides storage solutions that reliably move, manage, store and protect critical data and digital content. The Company delivers software and hardware components that provide reliable storage connectivity and advanced data protection to leading OEMs and through distribution channel partners. The Company's software and hardware products range from HBAs, RAID controllers, host RAID software, Adaptec RAID Code software, Advanced Data Protection software, Storage Management software, Snapshot software and other solutions that span SCSI, SAS, SATA, and iSCSI interface technologies. The Company's Snap Servers offer NAS solutions for both fixed capacity and modular expandability. System integrators and white box suppliers build server and storage solutions based on Adaptec technology in order to deliver products with superior price and performance, data protection and interoperability.

Basis of Presentation

The Company's consolidated financial statements include the accounts of Adaptec and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Key acronyms used in the Company's industry and accounting rules and regulations referred to within the Notes to the Consolidated Financial Statements are listed in alphabetical order in Note 21 to the Consolidated Financial Statements.

Use of Estimates and Reclassifications

In accordance with accounting principles generally accepted in the United States of America, management utilizes certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and regularly evaluates estimates and assumptions related to revenue recognition, allowances for doubtful accounts, sales returns and allowances, warranty reserves, inventory reserves, stock-based compensation expense, goodwill and purchased intangible asset valuations, strategic investments, deferred income tax asset valuation allowances, uncertain tax positions, tax contingencies, self-insurance, restructuring costs, litigation and other loss contingencies. The actual results the Company experiences may differ materially and adversely from its original estimates.

Certain reclassifications have been made to prior period reported amounts to conform to the current year presentation relating to discontinued operations as discussed further in Note 2 to the Consolidated Financial Statements. Unless otherwise indicated, the Notes to the Consolidated Financial Statements relate to the discussion of the Company's continuing operations.

Foreign Currency Translation

For foreign subsidiaries whose functional currency is the local currency, the Company translates assets and liabilities to United States dollars using period-end exchange rates, and translates revenues and expenses using average monthly exchange rates. The resulting cumulative translation adjustments are included in "Accumulated other comprehensive income, net of taxes," a separate component of stockholders' equity in the Consolidated Balance Sheets.

For foreign subsidiaries whose functional currency is the United States dollar, certain assets and liabilities are remeasured at the period-end or historical rates as appropriate. Revenues and expenses are remeasured at the average monthly rates. Currency transaction gains and losses are recognized in current operations and have not been material to the Company's operating results for the periods presented.

Derivative Financial Instruments

The Company did not enter into forward exchange or other derivative foreign currency contracts during the fiscal years ended March 31, 2008, 2007 and 2006. The Company does not hold or issue foreign exchange

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

contracts for trading or speculative purposes. In connection with the issuance of its ¾% Notes due 2023, the Company entered into a derivative financial instrument to repurchase its common stock, at the Company's option, at specified prices in the future to mitigate potential dilution as a result of the conversion of the ¾% Notes (see Note 7 to the Consolidated Financial Statements).

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these items. Investments in available-for-sale securities are carried at fair value based on quoted market prices or estimated based on quoted market prices for financial instruments with similar characteristics.

The related cost basis and the estimated fair value for the Company's ¾% Notes at March 31, 2008 was $225.0 million and $216.0 million, respectively. The related cost basis and the estimated fair value for the Company's ¾% Notes at March 31, 2007 was $225.0 million, and $204.8 million, respectively. The Company's convertible debt is recorded at the carrying values, not the estimated fair values.

Cash Equivalents and Marketable Securities

Cash equivalents consist of highly liquid investments with remaining maturities of three months or less at the date of purchase. Marketable securities consist of corporate obligations, commercial paper, other debt securities, municipal bonds and United States government securities with remaining maturities beyond three months. The Company's policy is to protect the value of its investment portfolio and minimize principal risk by earning returns based on current interest rates.

Marketable securities, including equity securities, are classified as available-for-sale and are reported at fair market value and unrealized gains and losses, net of income taxes are included in "Accumulated other comprehensive income, net of taxes" as a separate component of stockholders' equity in the Consolidated Balance Sheets. The marketable securities are adjusted for amortization of premiums and discounts and such amortization is included in "Interest and other income" in the Consolidated Statements of Operations. When the fair value of an investment declines below its original cost, the Company considers all available evidence to evaluate whether the decline in value is other-than-temporary. Among other things, the Company considers the duration and extent to which the market value has declined relative to its cost basis and economic factors influencing the markets. Unrealized losses considered other-than-temporary are charged to "Interest and other income" in the Consolidated Statements of Operations in the period in which the determination is made. Gains and losses on securities sold are determined based on the average cost method and are included in "Interest and other income" in the Consolidated Statements of Operations. The Company does not hold its securities for trading or speculative purposes.

Restricted marketable securities consist of United States government securities that are required as security under the indenture related to the ¾% Notes (see Note 7 to the Consolidated Financial Statements for further discussion).

Concentration of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, marketable securities and trade accounts receivable. The Company invests in high-credit quality investments, maintained with major financial institutions. The Company, by policy, limits the amount of credit exposure through diversification and management regularly monitors the composition of its investment portfolio for compliance with the Company's investment policies.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

The Company sells its products to OEMs, distributors and retailers throughout the world. Sales to customers are predominantly denominated in United States dollars and, as a result, the Company believes its foreign currency risk relating to sales is minimal. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral from its customers. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable.

Three customers accounted for 17%, 16% and 16% of gross accounts receivable at March 31, 2008. Four customers accounted for 23%, 22%, 11% and 11% of gross accounts receivable at March 31, 2007. In fiscal 2008, IBM and Ingram Micro accounted for 34% and 11% of the Company's total net revenues, respectively. In fiscal 2007, IBM and Dell accounted for 34% and 13% of total net revenues, respectively. In fiscal 2006, IBM and Dell accounted for 28% and 15% of total net revenues, respectively.

The Company currently purchases the majority of its finished products from Sanmina-SCI and if Sanmina-SCI fails to meet the Company's manufacturing needs, it would delay product shipments to the Company's customers. The Company's manufacturing agreement with Sanmina-SCI is scheduled to expire in the third quarter of fiscal 2009.

The industry in which the Company operates is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to its industry, the timely implementation of new manufacturing technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the market for its products has historically been cyclical and subject to significant economic downturns at various times. As a result, the Company may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. The Company believes that its existing sources of liquidity, including its cash, cash equivalents and marketable securities, will be adequate to support its operating and capital investment activities for the next twelve months.

Inventories

Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. The Company writes down inventories based on estimated excess and obsolete inventories determined primarily by future demand forecasts. At the point of loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Property and Equipment, Net

Property and equipment, net, are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets. The Company capitalizes substantially all costs related to the purchase and implementation of software projects used for internal business operations. Capitalized internal-use software costs primarily include license fees, consulting fees and any associated direct labor costs and are amortized over the estimated useful life of the asset, typically a three- to five-year period.

Goodwill and Other Intangible Assets, Net

Goodwill represents the excess of the purchase price paid over the fair value of tangible and identifiable intangible net assets acquired in business combinations. Goodwill is reviewed annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Other intangible assets, net, consist of acquisition-related intangible assets, intellectual property and warrants. Other intangible assets, net, are carried at

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

cost less accumulated amortization. Other intangible assets, net, are amortized over their estimated useful lives ranging from three months to seven years, reflecting the pattern in which the economic benefits of the assets are expected to be realized.

Goodwill is not amortized, but instead is reviewed annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company's reporting unit level, which is at the Company's operating segment level, by comparing each segment's carrying amount, including goodwill, to the fair value of that segment. To determine fair value, the Company's review process uses the income, or discounted cash flows, approach and the market approach. If the carrying amount of the segment exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, the Company regularly performs reviews to determine if facts or circumstances are present, either internal or external, which would indicate if the carrying values of its long-lived assets are impaired. When the Company determines that the carrying value of its long-lived assets, other than goodwill, may not be recoverable based upon the existence of one or more indicators of impairment, the Company measures any impairment based on a discounted estimated future cash flows method and applying a discount rate commensurate with the risks inherent in its current business model. The impairment of long-lived assets is included in "Other charges (gains)" in the Consolidated Statements of Operations. For details regarding impairment charges taken in fiscal 2008, 2007 and 2006 refer to Note 5 to the Consolidated Financial Statements.

Stock-Based Compensation

The Company has employee and director stock compensation plans which are more fully described in Note 8 to the Consolidated Financial Statements. Beginning in fiscal 2007, the Company accounts for stock-based compensation in accordance with SFAS No. 123(R) using the modified prospective transition method. Under SFAS No. 123(R), the Company measures and recognizes compensation expense for all stock-based awards made to its employees and directors, including employee stock options, employee stock purchase plans, and other stock-based awards, based on estimated fair values. In addition, the Company also adopted the alternative transition method provided in FSP FAS No. 123(R)-3 for calculating the effects of share-based compensation pursuant to SFAS No. 123(R), which included a simplified method to establish the beginning balance of the additional paid in capital pool related to the tax effects of employee stock-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R). Prior to fiscal 2007, the Company accounted for stock-based compensation in accordance with APB Opinion No. 25 as interpreted by FIN 44, and complied with the disclosure provisions of SFAS No. 148, an amendment of SFAS No. 123. Under APB Opinion No. 25, compensation expense was recognized on the measurement date based on the excess, if any, of the fair value of the Company's common stock over the amount an employee must pay to acquire the common stock. In addition, the Company also accounted for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, which required that such equity instruments be recorded at their fair value on the measurement date, which is typically the date of grant. Disclosures related to the Company's adoption of SFAS No. 123(R) and disclosure provision of SFAS No. 148 are discussed further in Note 8 to the Consolidated Financial Statements.

Revenue Recognition

The Company considers many different criteria for evaluating revenue recognition on sales transactions, including guidance and related interpretations from SAB No. 104, EITF No. 00-21, SOP No. 97-2, and SFAS No 48, as well as other related accounting literature. The application of the appropriate accounting principle to the



Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Company's revenue is dependent upon specific transactions or combination of transactions. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of revenue for any period if management had made different judgments or utilized different estimates.

The Company recognizes revenue from its product sales, including sales to OEMs, distributors and retailers, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. These criteria are usually met upon shipment from the Company, provided that the risk of loss has transferred to the customer, customer acceptance has been obtained or acceptance provisions have lapsed, or the Company has established a historical pattern that acceptance by the customer has been fulfilled. The Company's sales are based on customer purchase orders, and to a lesser extent, contractual agreements, which provides that evidence of an arrangement exists.

The Company's distributor arrangements provide distributors with certain product rotation rights. Additionally, the Company permits distributors to return products subject to certain conditions. The Company establishes allowances for expected product returns in accordance with SFAS No. 48. The Company also establishes allowances for rebate payments under certain marketing programs entered into with distributors. These allowances comprise the Company's revenue reserves and are recorded as direct reductions of revenue and accounts receivable. The Company makes estimates of future returns and rebates based primarily on its past experience as well as the volume of products in the distributor channel, trends in distributor inventory, economic trends that might impact customer demand for its products (including the competitive environment), the economic value of the rebates being offered and other factors. In the past, actual returns and rebates have not been significantly different from the Company's estimates. However, actual returns and rebates in any future period could differ from the Company's estimates, which could impact the net revenue it reports.

For products which contain software, where software is essential to the functionality of the product, or software product sales, the Company recognizes revenue when passage of title and risk of ownership is transferred to customers, persuasive evidence of an arrangement exists, which is typically upon sale of product by the customer, the price is fixed or determinable and collectibility is probable, in accordance with SOP No. 97-2, as amended and modified by SOP 98-9. For software sales that are considered multiple element transactions, the entire fee from the arrangement is allocated to each respective element based on its vendor specific fair value or upon the residual method and recognized when revenue recognition criteria for each element are met. Vendor specific fair value for each element is established based on the sales price charged when the same element is sold separately or based upon a renewal rate.

Software Development Costs

The Company's policy is to capitalize software development costs incurred after technological feasibility has been demonstrated, which is determined to be the time a working model has been completed. Through March 31, 2008, costs incurred subsequent to the establishment of technological feasibility have not been significant and all software development costs have been charged to "Research and Development" in the Consolidated Statements of Operations.

Income Taxes

On April 1, 2007, the Company adopted FIN 48, which accounts for income taxes using a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the Company's financial statements. The amount of the benefit that may be recognized is the largest amount that has

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

a greater than 50 percent likelihood of being realized upon ultimate settlement. Prior to the adoption of FIN 48, the Company's policy was to classify accruals for uncertain positions as a current liability unless it was highly probable that there would not be a payment or settlement for such identified risks for a period of at least a year. Upon adoption of FIN 48, the Company revised its policy in conformity with the liability classification requirements of FIN 48. At March 31, 2008, the Company had recorded $4.4 million in other long-term liabilities for uncertain tax positions related to FIN 48 and the Company continues to recognize interest and/or penalties related to uncertain tax positions as income tax expense in its Consolidated Statement of Operations. Due to the complexity and uncertainty associated with the Company's tax contingencies, the Company cannot make a reasonably reliable estimate of the period in which cash settlement will be made for the Company's liabilities associated with uncertain tax positions.

The Company accounts for income taxes using an asset and liability approach, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements, but have not been reflected in the Company's taxable income. A valuation allowance is established to reduce deferred tax assets to their estimated realizable value. The Company provides a valuation allowance to the extent that the Company does not believe it is more likely than not that it will generate sufficient taxable income in future periods to realize the benefit of its deferred tax assets. Predicting future taxable income is difficult, and requires the use of significant judgment.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all hybrid financial instruments held, obtained or issued by the Company for fiscal years beginning with the Company's fiscal 2008. The adoption of SFAS No. 155 did not have a material impact on the Company's results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP FAS No. 157-1 and FSP FAS No. 157-2. FSP FAS No. 157-1 excludes SFAS No. 13, as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under SFAS No. 13 from the scope of SFAS No. 157. FSP FAS No. 157-2 delays the effective date of SFAS No. 157 for all nonrecurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. Both FSP FAS No. 157-1 and FSP FAS No. 157-2 are effective upon the Company's initial adoption of SFAS No. 157, which is effective beginning with the Company's fiscal 2009, and interim periods within that fiscal year. The Company is evaluating the financial impact that SFAS No. 157 will have and expects that the financial impact, if any, will not be material on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, which permits companies to choose to measure certain financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007, which will be the Company's fiscal year 2009. The Company is evaluating the financial impact that SFAS No. 159 will have and expects that the financial impact, if any, will not be material on its consolidated financial statements.

In June 2007, the FASB ratified EITF No. 07-3, which requires nonrefundable advance research and development payments for goods and services to be deferred and capitalized and subsequently expensed when the research and development activities are performed, subject to an assessment of recoverability. EITF No. 07-3

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

is effective for new contractual arrangements entered into beginning with the Company's fiscal 2009, and interim periods within that fiscal year. The Company does not believe EITF No. 07-3 will have a material effect on its results of operations and financial position.

In December 2007, the FASB ratified EITF No. 07-1, which defines collaborative arrangements and establishes reporting and disclosure requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF No. 07-1 is effective beginning with the Company's fiscal 2009. The Company expects that the financial impact, if any, of the adoption of EITF No. 07-1 will not be material on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), which establishes the principles and requirements for how an acquirer in a business combination (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective beginning with the Company's fiscal 2010. The impact of the adoption of SFAS No. 141(R) on the Company's results of operations and financial position will depend on the nature and extent of business combinations that it completes, if any, in or after fiscal 2010.

In December 2007, the SEC issued SAB 110 to amend the SEC's views discussed in SAB 107 regarding the use of the "simplified" method in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123(R). SAB 110 allows a company, under certain circumstances, to continue to use the "simplified" method beyond December 31, 2007. SAB 110 is effective beginning with the Company's fiscal 2009. As discussed in Note 8 to the Consolidated Financial Statements, the Company has utilized the weighted average for estimating the expected term of its stock option grants.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51." SFAS No. 160 changes the accounting and reporting for minority interests such that minority interests will be recharacterized as non-controlling interests and will be required to be reported as a component of equity, and requires that purchases or sales of equity interests that do not result in a change in control be accounted for as equity transactions and, upon a loss of control, requires the interest sold, as well as any interest retained, to be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, which will be the Company's fiscal year 2009. The Company is evaluating the financial impact that SFAS No. 160 will have and expects that the financial impact, if any, will not be material on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities." SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. SFAS No. 161 is effective for the Company's fiscal years beginning after November 15, 2008, with early adoption permitted. The Company is evaluating the effect the implementation will have on its consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determining the Useful Life of Intangible Assets." FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is evaluating the effect the implementation will have on its consolidated financial statements.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

On May 9, 2008, the FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)." FSP APB 14-1 requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods presented. The Company is evaluating the effect the implementation will have on its consolidated financial statements.

Note 2. Discontinued Operations

The Company recorded a net gain from discontinued operations of $0.5 million for fiscal 2008, which related to the reduction of accrued liabilities associated with the sale of the IBM i/p Series RAID business and related royalties.

IBM i/p Series RAID business:

On September 30, 2005, the Company entered into a series of arrangements with IBM pursuant to which the Company sold its IBM i/p Series RAID business to IBM for approximately $22.0 million plus $1.3 million for certain fixed assets. In addition, IBM purchased certain related inventory at the Company's net book value of $0.8 million. Expenses incurred in the transaction primarily included costs of approximately $0.5 million for legal and accounting fees. In addition, the Company accrued $0.3 million for lease obligations. Under the terms of the agreements, the Company granted IBM a nonexclusive license to certain intellectual property and sold to IBM substantially all of the assets dedicated to the engineering and manufacturing of RAID controllers and connectivity products for the IBM i/p Series RAID business. Under the terms of the nonexclusive license, IBM paid royalties to the Company for the sale of its board-level products on a quarterly basis through March 31, 2007, which were recognized as contingent consideration in discontinued operations when earned. In fiscal years 2007 and 2006, the Company received royalties, net of taxes, of $7.4 million and $4.6 million, respectively, which the Company recorded in "Income (loss) from disposal of discontinued operations, net of taxes," in the Consolidated Statements of Operations. In addition, in fiscal 2007, the Company recorded an additional estimated loss; net of taxes, of $0.8 million related to its facility associated with the IBM i/p Series RAID business in "Income (loss) from disposal of discontinued operations, net of taxes" in its Consolidated Statements of Operations. To the extent that the Company is unable to sublease this facility by the end of the lease term, which is June 2010, the Company may continue to record additional losses in discontinued operations in the future. Through March 31, 2008, the Company had recognized a cumulative gain of $4.8 million on the disposal of the IBM i/p Series RAID business.

Net revenues and the components of loss related to the IBM i/p Series RAID business included in discontinued operations, which were previously included in the Company's DPS segment, were as follows:

	Year Ended March 31, 2006
	(in thousands)
Net revenues	$ 19,734
Loss from discontinued operations before income taxes	$(14,551)
Benefit from income taxes	(360)
Loss from discontinued operations, net of taxes	$(14,191)



Note 2. Discontinued Operations (Continued)

Systems Business:

On September 29, 2005, the Company decided to divest its systems business, including substantially all of the operating assets and cash flows that were obtained through the Snap Appliance and Eurologic Systems acquisitions as well as internally developed hardware and software. Accordingly, the Company classified the systems business as a discontinued operation in the consolidated financial statements for the three-year period ended March 31, 2006 and began pursuing a sale of the systems business.

On January 31, 2006, the Company signed a definitive agreement with Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc., for the sale of the Company's OEM block-based portion of its systems business for $14.5 million, of which the final payment of $2.5 million was received in February 2008. In addition, Sanmina-SCI USA agreed to pay the Company contingent consideration of up to an additional $12.0 million if certain revenue levels are achieved over a three-year period. As of March 31, 2008, the Company believes that it is unlikely that revenue levels to earn this contingent consideration will be achieved. The Company recorded a gain of $12.1 million on the disposal of the OEM block-based systems business in the fourth quarter of fiscal 2006. In the fourth quarter of fiscal 2007, Sanmina-SCI exercised its put option to return any inventory not used within one year of the close of the transaction, which resulted in the Company charging $0.4 million to "Income (loss) from discontinued operations, net of taxes" in its Consolidated Statements of Operations.

In the fourth quarter of fiscal 2006, the Company recorded asset impairment charges of $10.0 million related to certain acquisition-related intangible assets (see Note 5 to the Consolidated Financial Statements) for the Snap Server portion of its systems business that was previously held for sale at March 31, 2006, to adjust the carrying value of these assets to fair value, which was aligned to the offers being negotiated.

The Company received offers from prospective buyers for the Snap Server portion of its systems business; however, management concluded that the potential value from retaining the operations outweighed the offers received for the business. As a result, on July 6, 2006, the Company decided to retain the Snap Server portion of the systems business and terminated its ongoing efforts to sell this business. This resulted in the reclassification of the financial statements and related disclosures for all periods presented to reflect the Snap Server portion of its systems business as continuing operations effective in the first quarter of fiscal 2007. In addition, the Company recorded asset impairment charges of $13.2 million related to certain acquisition-related intangible assets (see Note 5 to the Consolidated Financial Statements) and $0.7 million for legal and consulting fees incurred in connection with its efforts that had been undertaken to sell the Snap Server portion of its systems business, which was recorded in "Other charges (gains)" in the Consolidated Statements of Operations in fiscal 2007.

Net revenues and the components of income (loss) related to the OEM block-based portion of the Company's systems business included in the discontinued operations, were as follows:

	Years Ended March 31,	
	2007[1]	2006
	(in thousands)	
Net revenues	$2,036	$31,723
Loss from discontinued operations before provision for income taxes	$ (529)	$ (8,219)
Provision for income taxes	17	—
Loss from discontinued operations, net of taxes	$ (546)	$ (8,219)

[1] The Company generated net revenues from one customer that remained with the Company after the divestiture of the OEM block-based systems business.

Note 3. Marketable Securities

The Company's portfolio of marketable securities, including restricted marketable securities, at March 31, 2008 was as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
Available-for-Sale Marketable Securities:				
Short-term deposits	$ 60,979	$ —	$ —	$ 60,979
Corporate obligations	110,543	720	(573)	110,690
United States government securities	116,920	1,790	(5)	118,705
Other debt securities	156,746	1,886	(39)	158,593
Total available-for-sale securities	445,188	4,396	(617)	448,967
Less: amounts classified as cash equivalents	60,992	—	—	60,992
Total	$384,196	$4,396	$(617)	$387,975

The Company's portfolio of marketable securities, including restricted marketable securities, at March 31, 2007 was as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
Available-for-Sale Marketable Securities:				
Short-term deposits	$ 13,370	$ —	$ —	$ 13,370
Corporate obligations	170,269	88	(409)	169,948
United States government securities	102,061	138	(349)	101,850
Other debt securities	215,233	1,459	(308)	216,384
Total available-for-sale securities	500,933	1,685	(1,066)	501,552
Less: amounts classified as cash equivalents	21,807	—	—	21,807
Total	$479,126	$1,685	$(1,066)	$479,745

Sales of marketable securities resulted in gross realized gains of $1.9 million, $0.2 million and $0.1 million during fiscal years 2008, 2007 and 2006, respectively. Sales of marketable securities resulted in gross realized losses of $0.1 million, $0.6 million and $0.7 million during fiscal years 2008, 2007 and 2006, respectively.

The following table summarizes the fair value and gross unrealized losses of the Company's available-for-sale marketable securities, aggregated by type of investment instrument and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2008:

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
			(in thousands)			
Corporate obligations	$37,588	$(554)	$2,031	$(19)	$39,619	$(573)
United States government securities	1,912	(5)	—	—	1,912	(5)
Other debt securities	8,844	(39)	—	—	8,844	(39)
	$48,344	$(598)	$2,031	$(19)	$50,375	$(617)

Note 3. Marketable Securities (Continued)

The Company's investment portfolio consists of both corporate and government securities that have a maximum maturity of three years. The longer the duration of these securities, the more susceptible they are to changes in market interest rates and bond yields. As yields increase, those securities purchased with a lower yield-at-cost show a mark-to-market unrealized loss. All unrealized losses are due to changes in interest rates and bond yields. The Company expects to realize the full value of all these investments upon maturity or sale.

The amortized cost and estimated fair value of investments in available-for-sale debt securities at March 31, 2008, by contractual maturity, were as follows:

	Cost	Estimated Fair Value
	(in thousands)	
Mature in one year or less	$234,170	$235,011
Mature after one year through three years	207,468	210,323
Mature after three years	3,550	3,633
	$445,188	$448,967

The maturities of asset-backed and mortgage-backed securities were estimated primarily based upon assumed prepayment forecasts utilizing interest rate scenarios and mortgage loan characteristics.

The Company has invested in technology companies through two venture capital funds, Pacven Walden Ventures V Funds and APV Technology Partners II, L.P. At March 31, 2008 and 2007, the carrying value of such investments aggregated $1.6 million and $2.0 million, respectively and was included within "Other Long Term Assets" on the Consolidated Balance Sheets.

Note 4. Balance Sheet Details

Inventories

The components of net inventories at March 31, 2008 and 2007 were as follows:

	March 31,	
	2008	2007
	(in thousands)	
Raw materials	$ 107	$ 390
Work-in-process	760	3,536
Finished goods	9,059	24,791
Inventories	$9,926	$28,717

Note 4. Balance Sheet Details (Continued)

Property and Equipment, Net

The components of property and equipment, net, at March 31, 2008 and 2007 were as follows:

	Life	March 31, 2008	March 31, 2007
	(in thousands)		
Land	—	$ 2,855	$ 2,855
Buildings and improvements	5-40 years	13,108	13,090
Machinery and equipment	3-5 years	33,401	47,627
Furniture and fixtures	3-7 years	27,787	43,467
Leasehold improvements	Lower of useful life or life of lease	3,166	5,181
		80,317	112,220
Accumulated depreciation and amortization		(67,033)	(96,368)
Property and equipment, net		$ 13,284	$ 15,852

Depreciation and amortization expense was $3.6 million and $5.2 million in fiscal years 2008 and 2007, respectively. The Company retired assets in fiscal 2008 and the associated cost and accumulated depreciation amounts were written off in the fiscal year of the disposition.

Accrued and Other Liabilities

The components of accrued and other liabilities at March 31, 2008 and 2007 were as follows:

	March 31, 2008	March 31, 2007
	(in thousands)	
Tax related	$ 597	$ 9,590
Acquisition related	2,587	2,123
Accrued compensation and related taxes	5,439	7,672
Deferred margin	1,829	5,265
Other	8,676	12,484
Accrued and other liabilities	$19,128	$37,134

Accumulated Other Comprehensive Income, Net of Taxes

The components of accumulated other comprehensive income, net of taxes, at March 31, 2008 and 2007 were as follows:

	March 31, 2008	March 31, 2007
	(in thousands)	
Unrealized gain on marketable securities, net of tax of $1,365 in fiscal 2008 and $—in fiscal 2007	$2,420	$ 559
Foreign currency translation, net of tax of $1,287 in fiscal 2008 and $—in fiscal 2007	4,573	2,619
Accumulated other comprehensive income, net of taxes	$6,993	$3,178

Note 5. Goodwill and Other Intangible Assets, Net

Goodwill

In connection with the reorganization of the Company's segments in fiscal 2006, an assessment of the recoverability of goodwill was performed. As a result of this review, the Company wrote-off its entire balance of goodwill of $90.6 million in the second quarter of fiscal 2006. Factors that led to this conclusion included, but were not limited to, industry technology changes such as the shift from parallel to serial technology and the migration of core functionality to server chipsets; required increased investments that eventually led the Company to sell the IBM i/p Series RAID business in fiscal 2007 and the decision to sell the systems business; continued losses associated with sales of systems to IBM; and general market conditions.

Other Intangible Assets, Net

The components of other intangible assets, net, at March 31, 2008 and 2007 were as follows:

	March 31, 2008			March 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(in thousands)			
Acquisition-related intangible assets:						
Patents, core and existing technologies	$43,545	$(43,545)	$—	$43,545	$(38,539)	$5,006
Customer relationships	1,047	(1,047)	—	1,047	(1,034)	13
Trade names	10,774	(10,774)	—	10,774	(10,474)	300
Subtotal	55,366	(55,366)	—	55,366	(50,047)	5,319
Intellectual property assets and warrants	40,242	(40,242)	—	40,242	(38,550)	1,692
Other intangible assets, net	$95,608	$(95,608)	$—	$95,608	$(88,597)	$7,011

Intellectual property assets consist of a patent license fee, a technology license fee and an amount allocated to a product supply agreement (see Note 16 to the Consolidated Financial Statements). Amortization of other intangible assets, net was $7.0 million, $12.3 million and $15.8 million in fiscal years 2008, 2007 and 2006, respectively.

The Company regularly performs reviews to determine if facts or circumstances are present, either internal or external, which would indicate that the carrying values of its long-lived assets are impaired. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. The estimate of fair value of the assets is based on discounting estimated future cash flows using a discount rate commensurate with the risks inherent in the Company's current business model. The estimation of the impairment involves numerous assumptions that require judgment by the Company, including, but not limited to, future use of the assets for the Company's operations versus sale or disposal of the assets and future selling prices for the Company's products.

In the fourth quarter of fiscal 2006, the Company recorded asset impairment charges of $10.0 million related to certain acquisition-related intangible assets for the Snap Server portion of its systems business that was previously held for sale at March 31, 2006 to adjust the carrying value of these assets to fair value, which was aligned to the offers made by potential purchasers. During the first quarter of fiscal 2007, as a result of the decision to retain and operate the Snap Server portion of the systems business, the Company performed an impairment analysis that indicated that the carrying amount of the long-lived assets exceeded their estimated fair value. This was due in part to the limited cash flows of the business and a number of uncertainties, which included the significant research and development expenditures necessary to grow the revenue of the Snap Server portion of the systems business and the significant uncertainties associated with achieving such growth in

Note 5. Goodwill and Other Intangible Assets, Net (Continued)

revenue. This resulted in an impairment charge of $13.2 million, which was recorded in "Other charges (gains)" in the Consolidated Statements of Operations in fiscal 2007, of which $5.6 million, $3.1 million and $4.5 million related to the Company's acquisition-related intangible assets for existing technology, core technology, and trade name, respectively.

During the fourth quarter of fiscal 2008, the Company recorded an impairment of $2.4 million to write down the SSG intangible assets related to the Elipsan and Snap Appliance acquisitions to zero due to a revision in the Company's forecasts that resulted in expected negative long-term cash flows for these assets for the first time.

Note 6. Assets Held For Sale

In fiscal 2007, the Company decided to consolidate its properties in Milpitas, California to better align its business needs with existing operations and to provide more efficient use of its facilities. As a result, three owned buildings, including associated building improvements and property, plant and equipment, have been classified as assets held for sale and were included in "Assets held for sale" in the Consolidated Balance Sheets at March 31, 2007 at the Company's carrying value of $12.5 million, which was lower than the fair value less cost to sell.

In May 2007, the Company completed the sale of the three buildings with proceeds aggregating to $19.0 million, which exceeded the Company's carrying value of $12.3 million. Net of selling costs, the Company recorded a gain on the sale of the properties of $6.7 million in fiscal 2008 to "Other charges (gains)" in the Consolidated Statements of Operations.

Note 7. Convertible Notes

¾% Notes: In December 2003, the Company issued $225.0 million in aggregate principal amount of ¾% Notes due December 22, 2023. The issuance costs associated with the ¾% Notes totaled $6.8 million and the net proceeds to the Company from the offering of the Notes were $218.2 million.

The ¾% Notes are convertible at the option of the holders into shares of the Company's common stock, par value $0.001 per share, only under the following circumstances: (1) prior to December 22, 2021, on any date during a fiscal quarter if the closing sale price of the Company's common stock was more than 120% of the then current conversion price of the ¾% Notes for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, (2) on or after December 22, 2021, if the closing sale price of the Company's common stock was more than 120% of the then current conversion price of the ¾% Notes, (3) if the Company elects to redeem the ¾% Notes, (4) upon the occurrence of specified corporate transactions or significant distributions to holders of the Company's common stock occur or (5) subject to certain exceptions, for the five consecutive business day period following any five consecutive trading day period in which the average trading price of the ¾% Notes was less than 98% of the average of the sale price of the Company's common stock during such five-day trading period multiplied by the ¾% Notes then current conversion rate. Subject to the above conditions, each $1,000 principal amount of ¾% Notes is convertible into approximately 85.4409 shares of the Company's common stock (equivalent to an initial conversion price of approximately $11.704 per share of common stock).

The Company may redeem some or all of the ¾% Notes for cash on December 22, 2008 at a redemption price equal to 100.25% of the principal amount of the notes being redeemed, plus accrued interest to, but excluding, the redemption date. After December 22, 2008, the Company may redeem some or all of the ¾% Notes for cash at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest to, but excluding, the redemption date.

Note 7. Convertible Notes (Continued)

Each holder of the ¾% Notes may require the Company to purchase all or a portion of their ¾% Notes on December 22, 2008 at a price equal to 100.25% of the ¾% Notes to be purchased plus accrued and unpaid interest. As the Company expects all of the holders of the ¾% Notes to exercise their put option in December 2008, the Company reclassified the ¾% Notes from long-term liabilities to current liabilities, which is reflected in the Consolidated Balance Sheet at March 31, 2008. In addition, each holder of the ¾% Notes may require the Company to purchase all or a portion of their ¾% Notes on December 22, 2013, on December 22, 2018 or upon the occurrence of a change of control (as defined in the Indenture governing the ¾% Notes) at a price equal to the principal amount of ¾% Notes being purchased plus any accrued and unpaid interest.

The Company pays cash interest at an annual rate of ¾% of the principal amount at issuance, payable semi-annually on June 22 and December 22 of each year, which interest payments commenced on June 22, 2004. Debt issuance costs of $6.8 million are being amortized to interest expense over five years. The ¾% Notes are subordinated to all existing and future senior indebtedness of the Company.

In connection with the issuance of the ¾% Notes, the Company purchased marketable securities totaling $7.9 million as security for the first ten scheduled interest payments due on the ¾% Notes. The marketable securities, which consist of United States government securities, are reported at fair market value with unrealized gains and losses, net of income taxes, recorded in "Accumulated other comprehensive income, net of taxes" as a separate component of the stockholders' equity on the Consolidated Balance Sheets. At March 31, 2008, the Company had $1.7 million classified as restricted marketable securities due within one year, consisting of United States government securities that served as such collateral.

Convertible Bond Hedge and Warrant

Concurrent with the issuance of the ¾% Notes, the Company entered into a convertible bond hedge transaction with an affiliate of one of the initial purchasers of the ¾% Notes. Under the convertible bond hedge arrangement, the counterparty agreed to sell to the Company up to 19.2 million shares of the Company's common stock, which is the number of shares issuable upon conversion of the ¾% Notes in full, at a price of $11.704 per share. The convertible bond hedge transaction may be settled at the Company's option, either in cash or net shares, and expires in December 2008. Settlement of the convertible bond hedge in net shares on the expiration date would result in the Company receiving a number of shares of its common stock with a value equal to the amount otherwise receivable on cash settlement. Should there be an early unwind of the convertible bond hedge transaction, the amount of cash or net shares potentially received by the Company will depend upon then existing overall market conditions, and on the Company's stock price, the volatility of the Company's stock and the amount of time remaining on the convertible bond hedge. The convertible bond hedge transaction cost of $64.1 million has been accounted for as an equity transaction in accordance with EITF No. 00-19.

During the fourth quarter of fiscal 2004, in conjunction with the issuance of the ¾% Notes, the Company received $30.4 million from the issuance to an affiliate of one of the initial purchasers of the ¾% Notes of a warrant to purchase up to 19.2 million shares of the Company's common stock at an exercise price of $18.56 per share. The warrant expires in December 2008. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis or for cash. As of March 31, 2008, the warrant had not been exercised and remained outstanding. The warrant was valued using the Black-Scholes valuation model using a volatility rate of 42%, risk-free interest rate of 3.6% and an expected life of 5 years. The value of the warrant of $30.4 million has been classified as equity because it meets all the equity classification criteria of EITF No. 00-19. The separate warrant and convertible bond hedge transactions have the potential of limiting the dilution associated with the conversion of the ¾% Notes from approximately 19.2 million to as few as 12.1 million shares.

3% Notes: In March 2002, the Company issued $250 million in aggregate principal amount of 3% Notes for net proceeds of $241.9 million. The 3% Notes were due on March 5, 2007 and have been repaid.

Note 7. Convertible Notes (Continued)

In fiscal 2007, the Company redeemed the outstanding $10.6 million balance of its 3% Notes at par value. In fiscal 2006, the Company repurchased $24.6 million in aggregate principal amount of its 3% Notes on the open market for an aggregate price of $24.3 million, resulting in a loss on extinguishment of debt of $0.1 million (including unamortized debt issuance costs of $0.3 million). The loss on extinguishment of debt has been included in "Interest and other income" in the Consolidated Statements of Operations.

Note 8. Share-based Compensation

Stock Benefit Plans

The Company grants stock options and other stock-based awards to employees, directors and consultants under two equity incentive plans, the 2004 Equity Incentive Plan and the 2006 Director Plan. In addition, the Company has outstanding options issued under equity incentive plans that have terminated and equity plans that it assumed in connection with previous acquisitions. The Company also enabled eligible employees to participate in its 1986 Employee Stock Purchase Plan, which expired in April 2006. These plans are described in further detail below.

Employee Stock Purchase Plan: The Company authorized 15,600,000 shares of common stock for issuance under the 1986 ESPP, which expired in April 2006. Under the ESPP, eligible employees were able to authorize payroll deductions of up to 10% of their salary to purchase shares of the Company's common stock at the lower of 85% of the market value of the common stock at the beginning of the 24 month offering period or at the end of each applicable six month purchase period. In fiscal 2008, the Company issued 0.4 million shares under the ESPP in connection with offering periods that remained in effect subsequent to the expiration of the plan. As of March 31, 2008, no shares remained available to be issued; therefore, there was no unamortized stock-based compensation expense related to shares issuable under the ESPP.

Equity Incentive Plans, including the 2004 Equity Incentive Plan, the 2000 Non-statutory Stock Option Plan, 1999 Stock Option Plan and 1990 Stock Option: In August 2004, the Company's Board of Directors and its stockholders approved the Company's 2004 Equity Incentive Plan and reserved for issuance thereunder 10,000,000 shares of the Company's common stock plus shares reserved but not issued under the Company's 2000 Non-statutory Stock Option Plan, 1999 Stock Option Plan and 1990 Stock Option Plan. The 2004 Equity Incentive Plan provides for the granting of incentive stock options, non-statutory stock options, restricted stock, stock awards, restricted stock units and stock appreciation rights to employees, employee directors and consultants. Stock options are subject to terms and conditions as determined by the Compensation Committee of the Company's Board of Directors. 25% of the shares subject to stock options for new hires generally vest and become exercisable one year from the date of grant and the balance of the shares then vest quarterly thereafter for the next three years. Stock options expire seven years from the date of grant. As of March 31, 2008, the Company had an aggregate of 28.5 million shares of its common stock reserved for issuance under its 2004 Equity Incentive Plan, of which 8.5 million shares are subject to outstanding options and restricted stock awards and 20.0 million shares are available for future grants of options and other stock awards.

Director Stock Option Plans, including the 2006 Director Stock Option Plan, 2000 Director Stock Option Plan and 1990 Directors' Stock Option Plan: In September 2006, the Company's Board of Directors and its stockholders approved the Company's 2006 Director Plan and reserved for issuance thereunder 1,200,000 shares of the Company's common stock plus shares reserved but not issued under the Company's 2000 Director Stock Option Plan and the 1990 Directors' Stock Option Plan. The 2006 Director Plan provides for the granting of non-qualified stock options, restricted stock, restricted stock units and stock appreciation rights to non-employee directors. Although grants made under the 2006 Director Plan are discretionary, the Company expects that (1) new non-employee directors will receive an option to purchase 32,500 shares of the Company's common stock, in which 25% of the shares subject to these stock options will vest and become exercisable one year from



Note 8. Share-based Compensation (Continued)

the date of grant and the balance of the shares will vest quarterly thereafter for the next three years, (2) existing non-employee directors will receive an option to purchase 12,500 shares of the Company's common stock on May 31st of each year, with such option vesting quarterly over one year, (3) a new non-employee director will receive 16,250 shares of restricted stock, in which one-third of the shares will vest one year from the date of grant and quarterly thereafter for the next two years for the balance of the shares for initial grants and (4) existing non-employee directors will receive 6,250 shares of restricted stock on May 31st of each year, which will fully vest one year after the date of grant. Stock options expire ten years from the date of grant. As of March 31, 2008, the Company had an aggregate of 2.1 million shares of its common stock reserved for issuance under its 2006 Director Plan, of which 0.6 million shares are subject to outstanding options and restricted stock awards and 1.5 million shares are available for future grants. During the third quarter of fiscal 2008, the Company entered into an agreement with Steel Partners II, L.P. (the "Settlement Agreement") which included ending the election contest that was to occur at the Company's 2007 Annual Meeting of Stockholders (the "Annual Meeting"). Steel beneficially owned approximately 15% of the Company's common stock as of December 31, 2007. See Note 17—Settlement with Steel Partners, L.L.C. and Steel Partners II, L.P. to the Consolidated Financial Statements for further discussion.

Assumed Stock Option Plans: The Company has assumed the stock option plans and the outstanding stock options of certain acquired companies, which include Snap Appliance, Inc. in fiscal 2005, Eurologic Systems Group Limited in fiscal 2004, Platys Communications, Inc. in fiscal 2002 and Distributed Processing Technology Corporation in fiscal 1999. No further options may be granted under these assumed plans. However, options that were outstanding under these plans will continue to be governed by their existing terms and may be exercised for shares of the Company's common stock at any time prior to the expiration of the option term. As of March 31, 2008, the Company had 0.1 million shares of common stock reserved that are subject to outstanding options under these assumed plans.

Stock-Based Compensation

On April 1, 2006, the Company adopted the provisions of SFAS No. 123(R) using the modified prospective transition method, which requires the Company to measure and recognize compensation expense for all stock-based awards made to its employees and directors, including employee stock options, employee stock purchase plans, and other stock-based awards, based on estimated fair values. Accordingly, the Consolidated Statements of Operations for fiscal years 2008 and 2007 reflect the impact of adopting SFAS No. 123(R). Under the modified prospective transition method prior periods are not revised for comparative purposes.

Stock-based compensation expense recognized in fiscal years 2008 and 2007 includes (a) stock-based award payments granted prior to, but not yet vested as of April 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, as adjusted for estimated forfeitures and (b) stock-based award payments granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company recognized the stock-based compensation costs for all stock-based awards using a straight-line amortization method over the respective requisite service period of the awards and adjusted it for estimated forfeitures.

The Company has elected to adopt the alternative transition method provided in FASB Staff Position 123(R)-3 for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid in capital pool available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R). Tax deficiencies arise when actual tax benefits realized upon the exercise of stock options are less than the tax benefit recorded in the financial statements.

Note 8. Share-based Compensation (Continued)

The following table summarizes the impact of the adoption of SFAS No. 123(R) on stock-based compensation expense included in the Consolidated Statements of Operations for fiscal years 2008 and 2007:

	Years Ended March 31,	
	2008	2007
	(in thousands)	
Stock-based compensation expense by caption:		
Cost of revenues	$ 380	$ 576
Research and development	2,577	3,753
Selling, marketing and administrative	3,671	4,144
Stock-based compensation expense effect on income from continuing operations, net of taxes	$6,628	$8,473
Stock-based compensation expense by type of award:		
Stock options	$2,272	$6,271
Restricted stock awards and restricted stock units	4,740	1,359
Employee stock purchase plan[(1)]	(384)	843
Stock-based compensation expense effect on income from continuing operations, net of taxes	$6,628	$8,473

(1) The Company recorded a reduction to expense for the employee stock purchase plan in fiscal 2008 based on (a) the actual purchases that occurred on August 14, 2007 and February 14, 2008 and (b) the fact that no new offering period exists, as the 1986 ESPP expired in April 2006.

Stock-based compensation expense in the above table does not reflect any significant income taxes, which is consistent with the Company's treatment of income or loss from its United States operations. As a result of adopting SFAS No. 123(R) on April 1, 2006, the Company's net income (loss) for fiscal years 2008 and 2007 was lower by $6.6 million and $8.5 million, respectively, than if the Company had continued to account for share-based compensation under APB Opinion No. 25. The basic and diluted net loss per share for fiscal 2008 was $0.06 and $0.05 lower, respectively, than if the Company had continued to account for share-based compensation under APB Opinion No. 25. The basic and diluted net income per share for fiscal 2007 was $0.07 and $0.06 lower, respectively, than if the Company had continued to account for share-based compensation under APB Opinion No. 25. In addition, prior to adopting SFAS No. 123(R), the Company presented the tax benefits of stock option exercises as operating cash flows in the Consolidated Statements of Cash Flows; however, in accordance with SFAS No. 123(R), the tax benefits of stock option exercises are now classified as financing cash flows with a corresponding deduction from operating cash flows. For fiscal years 2008 and 2007, there was no income tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements; therefore, no amounts were reclassified from operating to financing cash flows. In addition, there was no stock-based compensation costs capitalized as part of an asset in fiscal years 2008, 2007 and 2006.

Prior to April 1, 2006, the Company accounted for stock-based compensation in accordance with APB Opinion No. 25 as interpreted by FIN 44, and complied with the disclosure provisions of SFAS No. 148, an amendment of SFAS No. 123. Under APB Opinion No. 25, compensation expense was recognized on the measurement date based on the excess, if any, of the fair value of the Company's common stock over the amount an employee must pay to acquire the common stock. The employee stock purchase plan was deemed non-compensatory under APB Opinion No. 25; therefore, no compensation cost was recorded in relation to the discount offered to employees for purchases made under the employee stock purchase plan. Under SFAS No. 123, compensation costs related to shares issued under ESPP offerings, restricted stock awards and assumed



Note 8. Share-based Compensation (Continued)

unvested acquisition-related stock options, determined to be the fair market value of the shares at the date of grant, have been recognized as compensation expense ratably over the respective vesting period. The following table illustrates the effect on net loss and net loss per share as if the Company had applied the fair value recognition provisions:

	Year Ended March 31, 2006
	(in thousands, except per share amounts)
Net loss, as reported	$(148,432)
Add: Stock-based compensation expense previously determined under intrinsic value method, net of taxes	1,653
Deduct: Stockbased compensation expense determined under fair value based method, net of taxes	(12,826)
Pro forma net loss	$(159,605)
Basic net loss per share:	
As reported	$ (1.31)
Pro forma	$ (1.41)
Diluted net loss per share:	
As reported	$ (1.31)
Pro forma	$ (1.41)

Valuation Assumptions

Upon adoption of SFAS No. 123(R), the Company selected the Black-Scholes option pricing model as the most appropriate model for determining the estimated fair value for stock-based awards. The use of the Black-Scholes model requires the use of extensive actual exercise behavior data and the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected term, and expected dividends.

Beginning April 1, 2006, the Company's policy is to estimate the volatility of its stock using historical volatility, as well as the implied volatility in market-traded options on its common stock in accordance with guidance in SFAS No. 123(R) and SAB 107. Management determined that a blend of implied volatility and historical volatility would be more reflective of market conditions and a better indicator of expected volatility than using purely historical volatility. Given the lack of market data since April 1, 2006 relating to traded options in the company's common stock, only historical volatility has been used in the Company's FAS No. 123(R) fair value calculations. The Company will continue to monitor these and other relevant factors used to measure expected volatility for future option grants. Prior to the adoption of SFAS No. 123(R), the Company used its historical common stock price volatility in accordance with SFAS No. 123 for purposes of pro forma information disclosed in the notes to its consolidated financial statements for prior periods.

The risk-free interest rate assumption is based upon observed interest rates using the implied yield currently available on U.S. Treasury zero-coupon issues that is appropriate for the term of the Company's stock options. The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The Company has historically not paid dividends and has no foreseeable plans to issue dividends as it is the Company's current policy to reinvest earnings for its business.

The expected term of stock options represents the weighted-average period that the stock options are expected to remain outstanding. The Company derived the expected term assumption based on its historical settlement experience, while giving consideration to options that have life cycles less than the contractual terms and vesting schedules in accordance with guidance in SFAS No. 123(R) and SAB 107. Prior to the adoption of

Note 8. Share-based Compensation (Continued)

SFAS No. 123(R), the Company used its historical settlement experience to derive the expected term for purposes of pro forma information under SFAS No. 123, as disclosed in the notes to its consolidated financial statements for the related periods.

The fair value of the Company's outstanding stock options and other stock-based awards was estimated using the following weighted-average assumptions:

	Years Ended March 31,		
	2008	2007	2006
Equity Incentive Plans:			
Expected life (in years)	4.3	4.1	2.6
Risk-free interest rates	3.02%	4.8%	4.1%
Expected volatility	37%	44%	39%
Dividend yield	—	—	—
Weighted average fair value	$3.03	$ 2.63	$1.07
ESPP:			
Expected life (in years)	n/a	1.00 - 1.25	1.2
Risk-free interest rates	n/a	5.07 - 5.11%	3.8%
Expected volatility	n/a	44%	40%
Dividend yield	n/a	—	—
Weighted average fair value	n/a	$ 1.1	$ 3.0

The guidance in SFAS No. 123(R) is relatively new and the application of these principles may be subject to further interpretation and guidance. There are significant variations among allowable valuation models, and there is a possibility that the Company may adopt a different valuation model or refine the inputs and assumptions under its current valuation model in the future resulting in a lack of consistency in future periods. The Company's current or future valuation model and the inputs and assumptions it makes may also lack comparability to other companies that use different models, inputs, or assumptions, and the resulting differences in comparability could be material.



ADAPTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Share-based Compensation (Continued)

Stock Benefit Plans Activities

Equity Incentive Plans: A summary of option activity under all of the Company's equity incentive plans as of March 31, 2008 and changes during fiscal years 2006, 2007 and 2008 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(in thousands, except exercise price and contractual terms)			
Outstanding at March 31, 2005	21,170	$10.49		
Granted	7,954	3.74		
Exercised	(1,530)	3.20		
Forfeited and cancelled	(7,652)	9.09		
Outstanding at March 31, 2006	19,942	8.90		
Granted	2,637	4.41		
Exercised	(1,244)	3.52		
Forfeited and cancelled	(8,343)	11.07		
Outstanding at March 31, 2007	12,992	7.11		
Granted	544	3.51		
Exercised	(605)	3.29		
Forfeited and cancelled	(3,952)	8.18		
Outstanding at March 31, 2008	8,979	$ 6.67	3.41	$128
Options vested and expected to vest at March 31, 2008	8,593.00	$ 6.78	3.30	$128
Options exercisable at				
March 31, 2006	13,531	$10.62		
March 31, 2007	9,501	$ 7.84		
March 31, 2008	7,118	$ 7.25	2.82	$126

Note 8. Share-based Compensation (Continued)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the price of the Company's common stock on The NASDAQ Global Market for the 0.2 million shares subject to options that were in-the-money at March 31, 2008. During fiscal years 2008, 2007 and 2006, the aggregate intrinsic value of options exercised under the Company's equity incentive plans was $0.04 million, $1.2 million and $3.5 million, respectively, determined as of the date of option exercise. The following table summarizes information about the Company's options outstanding and exercisable equity incentive plans as of March 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 3/31/08	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding at 3/31/08	Weighted Average Exercise Price
	(in thousands, except exercise price and contractual life)				
$0.18 - $3.28	301	7.24	$ 2.63	66	$ 1.04
$3.31 - $3.45	1,835	2.54	3.45	1,804	3.45
$3.50 - $3.98	942	4.19	3.81	538	3.84
$4.01 - $4.40	905	5.46	4.21	503	4.21
$4.42 - $4.51	905	4.50	4.49	524	4.49
$4.52 - $6.30	1,159	4.39	5.78	828	5.81
$6.42 - $8.80	918	2.58	7.73	889	7.74
$8.82 - $12.50	973	1.84	11.25	925	11.35
$12.66 - $15.97	905	1.22	15.10	905	15.10
$16.25 - $16.25	136	3.08	21.66	136	21.66
	8,979	3.41	$ 6.67	7,118	$ 7.25

As of March 31, 2008, the total unamortized stock-based compensation expense related to non-vested stock options, net of estimated forfeitures, was $2.6 million, and this expense is expected to be recognized over a remaining weighted-average period of 2.17 years. Compensation expenses for all stock-based awards granted are recognized using the straight-line amortization method.

Restricted Stock Awards and Restricted Stock Units: Restricted stock awards and restricted stock units were granted under the Company's 2004 Equity Incentive Plan and 2006 Director Plan. The restricted stock units are converted into shares of the Company's common stock upon vesting, while the Company's right to repurchase shares of restricted stock lapses upon vesting. As of March 31, 2008, there were 1.7 million shares of service-based restricted stock awards and 0.2 million restricted stock units outstanding, all of which are subject to forfeiture if employment terminates prior to the release of restrictions. Under the 2004 Equity Incentive Plan, restrictions generally lapse either (1) 50% one year from the date of grant and the remainder at the second anniversary or (2) 100% one year from the date of grant. Under the 2006 Director Plan, restrictions generally lapse (1) one year from the date of grant for existing non-employee directors or (2) one year from the date of grant with respect to one-third of the shares and quarterly thereafter for the next two years for the balance of the shares for initial grants to new non-employee directors. The cost of these awards, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse.

Note 8. Share-based Compensation (Continued)

A summary of activity for restricted stock awards and restricted stock units as of March 31, 2008 and changes during fiscal years 2008, 2007 and 2006 is as follows:

	Shares	Weighted Average Grant-Date Fair Value
	(in thousands, except weighted average grant-date fair value)	
Nonvested stock at March 31, 2005	15	$7.92
Awarded	—	—
Released	(12)	7.94
Forfeited and cancelled	(3)	7.85
Nonvested stock at March 31, 2006	—	$ —
Awarded	1,287	4.36
Released	—	—
Forfeited and cancelled	(108)	4.30
Nonvested stock at March 31, 2007	1,179	$4.37
Awarded	1,949	3.47
Released	(544)	4.37
Forfeited and cancelled	(599)	3.88
Nonvested stock at March 31, 2008	1,985	$3.64

All restricted stock awards were awarded at the par value of $0.001 per share. As of March 31, 2008, the total unrecognized compensation expense related to non-vested restricted stock awards and restricted stock units that are expected to vest, net of estimated forfeitures, was $3.3 million. This expense is expected to be recognized over a remaining weighted-average period of 0.75 years.

Note 9. Commitments and Contingencies

The Company leases certain office facilities, vehicles, and equipment under operating lease agreements that expire at various dates through fiscal 2012. As of March 31, 2008, future minimum lease payments and future sublease income under non-cancelable operating leases and subleases were as follows:

	Future Minimum Lease Payments	Future Sublease Income
	(in thousands)	
2009	$ 5,012	$532
2010	4,135	151
2011	2,398	29
2012	1,331	—
2013 and thereafter	—	—
Total	$12,876	$712

Net rent expense was approximately $3.6 million, $2.5 million and $3.5 million during fiscal years 2008, 2007 and 2006, respectively.

Note 9. Commitments and Contingencies (Continued)

The Company was previously subject to IRS audits for its fiscal years 1994 through 2003. During the third quarter of fiscal 2007, the Company reached resolution with the United States taxing authorities on all outstanding audit issues relating to those fiscal years. However, the Company's tax provision continues to reflect judgment and estimation regarding components of the settlement such as interest calculations and the application of the settlements to state and local taxing jurisdictions. Although the Company believes its tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in its consolidated financial statements and may cause a higher effective tax rate that could materially affect its income tax provision, results of operations or cash flows in the period or periods for which such determination is made. The IRS is currently auditing the Company's Federal income tax returns for the fiscal 2004 through 2006 audit cycle. The Company believes that it has provided sufficient tax provisions for these years and the ultimate outcome of the IRS audits will not have a material adverse impact on its financial position or results of operations in future periods. However, the Company cannot predict with certainty how these matters will be resolved and whether it will be required to make additional tax payments.

The Company is a party to other litigation matters and claims, including those related to intellectual property, which are normal in the course of its operations, and while the results of such litigation matters and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse impact on its financial position or results of operations. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, the Company's business, financial condition, results of operations and cash flows could be materially and adversely affected.

In connection with the Company's acquisitions of Snap Appliance, Eurologic, Elipsan Limited ("Elipsan"), and Platys Communications, Inc. ("Platys"), portions of the purchase price and other future payments totaling $6.7 million, $3.8 million, $2.0 million and $15.0 million, respectively, were held back (the "Holdbacks") for unknown liabilities that may have existed as of the acquisition dates. As of March 31, 2008, the Company asserted claims against the Eurologic Holdback totaling $1.5 million. In fiscal 2007, the Company resolved all outstanding claims against the Snap Appliance Holdback and the Platys Holdback. The Elipsan Holdback of $2.0 million and a portion of the Snap Appliance Holdback were paid in fiscal 2006.

Note 10. Restructuring Charges

During fiscal years 2008, 2007 and 2006, the Company recorded restructuring charges of $6.3 million, $3.7 million and $10.4 million, respectively. Of the $6.3 million recorded in fiscal 2008, $6.7 million related to restructuring charges for plans implemented in fiscal 2008 and $(0.4) million in adjustments related to prior fiscal years' restructuring plans, as actual results were lower than anticipated. All expenses, including adjustments, associated with the Company's restructuring plans are included in "Restructuring charges" in the Consolidated Statements of Operations and are not allocated to segments, but rather managed at the corporate level. The restructuring plans are discussed in detail below.

Fiscal 2008 Restructuring Plans

In the first quarter of fiscal 2008, management approved and initiated a plan to restructure the Company's operations to reduce the Company's operating expenses due to a declining revenue base by eliminating duplicative resources in all functions of the organization worldwide, resulting in a restructuring charge of $1.5 million related to severance and benefits for employee reductions.

In the second quarter of fiscal 2008, the Company initiated additional actions in an effort to better align its cost structure with its anticipated OEM revenue stream and to improve the Company's results of operations and



Note 10. Restructuring Charges (Continued)

cash flows. The total cost the Company incurred for this restructuring plan was $5.2 million, of which it recorded approximately $3.5 million in the second quarter of fiscal 2008, $0.9 million in the third quarter of fiscal 2008 and $0.8 million in the fourth quarter of fiscal 2008.

Of the $6.7 million of plans implemented and recorded in fiscal 2008, $5.4 million related to severance and benefits for employee reductions primarily related to the Company's OEM engineering resources and related support and service organizations worldwide and $1.3 million related to vacating redundant facilities and contract termination costs.

The following table sets forth the activity in the accrued restructuring balances related to the restructuring plans implemented in fiscal year 2008:

	Severance And Benefits	Other Charges	Total
		(in thousands)	
Restructuring charge	$ 5,375	$1,289	$ 6,664
Non-cash utilization	—	(151)	(151)
Cash paid	(5,354)	(210)	(5,564)
Accrual balance at March 31, 2008	$ 21	$ 928	$ 949

The Company anticipates that the remaining restructuring accrual balance of $0.9 million, relating primarily to long-term leases, will be paid out through the first quarter of fiscal 2011. The remaining restructuring accrual balance is reflected in "Accrued and other liabilities" and "Other long-term liabilities" in the Consolidated Balance Sheets.

Fiscal 2007 Restructuring Plans

In the first and second quarters of fiscal 2007, management approved and initiated plans to restructure the Company's operations by simplifying its infrastructure. These restructuring plans eliminated certain duplicative assets and resources in all functions of the organization worldwide due to consolidating certain processes in order to reduce its cost structure, which resulted in a charge of $3.9 million in fiscal 2007. In addition, the Company recorded minimal provision adjustments related to asset impairments, which were partially offset by a reduction for benefits as actual results were lower than anticipated. During fiscal 2008, the Company recorded adjustments to the fiscal 2007 restructuring plan accrual of $(0.2) million related to the reduction for benefits, as actual results were lower than anticipated. As of March 31, 2008, the Company had utilized all of these charges and the plans are now complete.

Fiscal 2006 Restructuring Plans

In the third and fourth quarters of fiscal 2006, management approved and initiated plans to restructure the Company's operations by simplifying the Company's infrastructure. These restructuring plans eliminated certain duplicative resources in all functions of the organization worldwide, due in part, to the discontinued operations, the vacating of redundant facilities in order to reduce the Company's cost structure, and the sale of the Company's Singapore manufacturing facility. This resulted in a restructuring charge of $9.8 million in fiscal 2006 and minimal provision adjustments in fiscal 2007, as actual results for severance and benefits were lower than anticipated. In fiscal 2008, the Company recorded adjustments to the fiscal 2006 restructuring plan accrual of $(0.1) million, as actual results for severance and benefits and vacating redundant facilities were lower than anticipated. As of March 31, 2008, the Company had utilized all of these charges and the plans are now complete.

Note 10. Restructuring Charges (Continued)

Previous Restructuring Plans

In each quarter of fiscal 2005, the Company implemented restructuring plans to streamline the corporate organization, thereby reducing operating costs by consolidating duplicative resources in connection with the acquisition of Snap Appliance and the strategic alliance with Vitesse Semiconductor Corporation ("Vitesse") and costs pertaining to estimated future obligations for non-cancelable lease payments for excess facilities in Germany and United Kingdom. During fiscal 2006, the Company recorded adjustments to the fiscal 2005 restructuring plans of $(0.4) million related to the reduction for benefits, as actual results were lower than anticipated and a reduction of lease costs related to the estimated loss on the Company's facilities. As of March 31, 2006, the Company had utilized all of these charges and the plans are now complete.

In fiscal years 2003, 2002 and 2001, the Company's management implemented restructuring plans to reduce expenses, streamline operations and improve operating efficiencies. The Company has substantially completed its execution of these plans. The remaining accrual balance related to the estimated loss on facilities that the Company subleased in Florida and California through April 2008, the end of the lease term. The estimated loss represents the estimated future obligations for the non-cancelable lease payments, net of the estimated future sublease income. During fiscal years 2008, 2007 and 2006, the Company recorded adjustments to these plans for $(0.1) million, $(0.2) million and $0.8 million, respectively.

The following table sets forth the activity in the accrued restructuring balances related to the fiscal years 2003, 2002 and 2001 restructuring plans for lease obligations at March 31, 2008, 2007 and fiscal 2006:

	FY 2003 Restructuring Plan	FY 2002 Restructuring Plan	FY 2001 Restructuring Plan	Total
		(in thousands)		
Accrual balance at March 31, 2005	$ 56	$ 271	$ 966	$ 1,293
Provision adjustment	154	411	238	803
Cash paid	(96)	(290)	(663)	(1,049)
Accrual balance at March 31, 2006	$114	$ 392	$ 541	$ 1,047
Provision adjustment	8	(107)	(115)	(214)
Cash paid	(94)	(199)	(234)	(527)
Accrual balance at March 31, 2007	28	86	192	306
Provision adjustment	—	—	(70)	(70)
Cash paid	(5)	(14)	(103)	(122)
Accrual balance at March 31, 2008	$ 23	$ 72	$ 19	$ 114

The Company anticipates that the remaining restructuring accrual balance for fiscal years 2003, 2002 and 2001 restructuring plans of $0.1 million at March 31, 2008 will be substantially paid out by the first quarter of fiscal 2009. The remaining restructuring accrual balance is reflected in "Accrued and other liabilities" in the Consolidated Balance Sheets.

Acquisition-Related Restructuring

During the first quarter of fiscal 2006, the Company finalized its Snap Appliance integration plan to eliminate certain duplicative resources, including severance and benefits in connection with the involuntary termination of approximately 24 employees, exiting duplicative facilities and disposing of duplicative assets. The acquisition-related restructuring liabilities of $6.7 million were accounted for under EITF No. 95-3 and therefore were included in the purchase price allocation. Any further changes to the Company's finalized plan will be

Note 10. Restructuring Charges (Continued)

accounted for under SFAS No. 146 and will be recorded in "Restructuring charges" in the Consolidated Statements of Operations. In the third quarter of fiscal 2006, the Company recorded additional adjustments of $0.2 million due to additional estimated loss related to the facilities that the Company subleased. As of March 31, 2008, the Company had utilized $5.2 million of these charges. The Company anticipates that the remaining restructuring accrual balance of $1.7 million will be paid out by the third quarter of fiscal 2012, related to long-term lease obligations.

The following table sets forth the activity in the accrued restructuring balance related to the Snap Appliance acquisition-related restructuring plan for fiscal 2008, 2007 and 2006:

	Severance And Benefits	Other Charges	Total
		(in thousands)	
Accrual balance at March 31, 2005	$155	$2,901	$3,056
Provision adjustment	(49)	244	195
Cash paid	(60)	(656)	(716)
Accrual balance at March 31, 2006	$ 46	$2,489	$2,535
Cash paid	(46)	(368)	(414)
Accrual balance at March 31, 2007	—	2,121	2,121
Cash paid	—	(385)	(385)
Accrual balance at March 31, 2008	$ —	$1,736	$1,736

Note 11. Other Charges (Gains)

Fiscal 2008 Other Charges (Gains)

The Company recorded a gain of $6.7 million related to the sale of certain properties in fiscal 2008, which was recorded in "Other charges (gains)" in the Consolidated Statements of Operations. In the fourth quarter of fiscal 2008, the Company recorded an impairment charge of $2.4 million to write-off the remaining SSG intangible assets related to the Elipsan and Snap Appliance acquisitions. During fiscal 2008, the Company recorded a charge of $0.8 million related to third-party service costs associated with an acquisition that it did not complete.

Fiscal 2007 Other Charges (Gains)

The Company recorded asset impairment charges of $13.2 million related to certain acquisition-related intangible assets and $0.7 million for legal and consulting fees incurred in connection with its efforts that had been undertaken to sell the Snap Server portion of its systems business, which was recorded in "Other charges (gains)" in the Consolidated Statements of Operations in fiscal 2007.

The Company holds minority investments in certain non-public companies. The Company regularly monitors these minority investments for impairment and records reductions in the carrying values when the impairment is deemed to be other-than-temporary. Circumstances that indicate an other-than-temporary decline include the length of time and the extent to which the market value has been lower than cost. The Company recorded an impairment charge of $0.9 million in fiscal 2007 related to a decline in the value of a minority investment deemed to be other-than-temporary.

Note 11. Other Charges (Gains) (Continued)

Fiscal 2006 Other Charges (Gains)

The Company recorded asset impairment charges of $10.0 million related to certain acquisition-related intangible assets. On December 23, 2005, the Company entered into a three-year contract manufacturing agreement with Sanmina-SCI whereby Sanmina-SCI, upon the closing of the transaction on January 9, 2006, assumed manufacturing operations of Adaptec products. In addition, the Company sold certain manufacturing assets, buildings and improvements and inventory located in Singapore to Sanmina-SCI for $26.6 million (net of closing costs of $0.6 million). In connection with this agreement, the Company recorded a loss on disposal of assets of $1.6 million that was recorded in fiscal 2006 in "Other charges (gains)" in the Consolidated Statements of Operations.

Note 12. Interest and Other Income, Net

The components of interest and other income, net, for all periods presented were as follows:

	Years Ended March 31,		
	2008	2007	2006
		(in thousands)	
Interest income	$28,662	$24,362	$16,861
Loss on extinguishment of debt, net	—	—	(79)
Foreign currency transaction gains (losses)	2,550	963	(301)
Other	123	293	1,140
Total	$31,335	$25,618	$17,621

Note 13. Income Taxes

The components of loss from continuing operations before provision for (benefit from) income taxes for all periods presented were as follows:

	Years Ended March 31,		
	2008	2007	2006
		(in thousands)	
Loss from continuing operations before taxes:			
Domestic	$ (6,488)	$(25,693)	$(100,872)
Foreign	(6,300)	(13,165)	(33,352)
	$(12,788)	$(38,858)	$(134,224)



Note 13. Income Taxes (Continued)

The components of the provision for (benefit from) income taxes from continuing operations for all periods presented were as follows:

	Years Ended March 31,		
	2008	2007	2006
	(in thousands)		
Federal:			
Current	$ (897)	$(51,610)	$ 644
Deferred	(2,348)	—	313
	(3,245)	(51,610)	957
Foreign:			
Current	190	(4,206)	(594)
Deferred	1,001	(79)	(313)
	1,191	(4,285)	(907)
State:			
Current	(339)	(7,809)	1,558
Deferred	(301)	—	—
	(640)	(7,809)	1,558
Provision for (benefit from) income taxes	$(2,694)	$(63,704)	$1,608

The Company's effective tax rate differed from the federal statutory tax rate for all periods presented as follows:

	Years Ended March 31,		
	2008	2007	2006
Federal statutory rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal benefit	0.7%	(1.1)%	1.2%
Foreign subsidiary income at other than the U.S tax rate	—%	(15.0)%	(8.7)%
Foreign losses not benefited	46.0%	12.3%	16.9%
Changes in tax reserves	(4.1)%	(148.9)%	0.5%
OID Interest	(25.2)%	(11.8)%	(3.2)%
Stock-based compensation	—%	(6.1)%	—%
Change in valuation allowance	(34.8)%	29.4%	16.4%
Distributions from foreign subsidiaries	30.2%	—%	—%
Other permanent difference	1.1%	12.3%	(1.3)%
Acquisition related impairment charges	—%	—%	17.0%
Research and development credits	—%	—%	(2.5)%
Foreign repatriation	—%	—%	(0.1)%
Effective income tax rate	(21.1)%	(163.9)%	1.2%

The Company's subsidiary in Singapore operated under a tax holiday through March 31, 2006. As a result of the Company's divestiture of its manufacturing operations in Singapore, the Company terminated its tax holiday status and restructured its foreign operations and international tax structure. The Company does not expect these changes, in and of themselves, to cause its worldwide effective tax rate to differ materially.

Note 13. Income Taxes (Continued)

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act created a temporary incentive for U.S. companies to repatriate accumulated foreign earnings subject to certain limitations by providing a one-time deduction of 85% for certain dividends from controlled foreign corporations. In the fourth quarter of fiscal 2005, the Company repatriated $360.6 million of undistributed earnings from Singapore to the United States and incurred a tax liability of $17.6 million. The one-time deduction was allowed to the extent that the repatriated amounts were used to fund a qualified Domestic Reinvestment Plan, as required by the Act. If the Company does not spend the repatriated funds in accordance with its reinvestment plan, the Company may incur additional tax liabilities.

During the quarter ended March 31, 2008, the Company changed its assertion such that foreign earnings are no longer intended to be permanently reinvested. As a result, the Company recorded a deferred tax liability of $93.8 million related to the foreign undistributed earnings, which was offset by a reduction in the Company's valuation allowance against its deferred tax assets. There was no significant impact of the change in assertion on "provision for (benefit from) income taxes" in the Consolidated Statements of Operations.

The significant components of the Company's deferred tax assets and liabilities at March 31, 2008 and 2007 were as follows:

	March 31,	
	2008	2007
	(in thousands)	
Deferred tax assets:		
Intangible assets	$ 41,214	$ 45,957
Research and development tax credits	25,782	34,854
Net operating loss carryover	31,422	15,435
Capitalized research and development	3,504	4,779
Compensatory and other accruals	8,890	5,743
Restructuring charges	1,010	1,162
Foreign tax credits	21,719	13,609
Deferred revenue	1,455	1,874
Inventory reserves	3,091	3,500
Uniform capitalization adjustment	363	1,010
Other, net	1,806	1,611
Gross deferred tax assets	140,256	129,534
Deferred tax liabilities:		
Acquisition-related charges	(336)	(3,553)
Fixed assets accrual	(1,014)	(1,782)
Unremitted earnings	(93,831)	—
Unrealized loss on investments	(1,365)	—
Gross deferred tax liability	(96,546)	(5,335)
Valuation allowance	(44,591)	(124,070)
Net deferred tax assets (liabilities)	$ (881)	$ 129

The Company continuously monitors the circumstances impacting the expected realization of its deferred tax assets on a jurisdiction by jurisdiction basis. At March 31, 2008 and 2007, the Company's analysis of its deferred tax assets demonstrated that it was more likely than not that substantially all of its net U.S. deferred tax assets would not be realized, resulting in a valuation allowance for deferred tax assets of $44.6 million and



Note 13. Income Taxes (Continued)

$124.1 million, respectively. Factors that led to this conclusion included, but were not limited to, the Company's past operating results, cumulative tax losses in the United States, and uncertain future income on a jurisdiction by jurisdiction basis.

As of March 31, 2008, the Company had net operating loss carryforwards of $85.1 million for federal and $121.7 million for state purposes that expire in various years beginning in 2019 for federal and 2016 for state purposes. The Company had research and development credits of $19.6 million for federal purposes that expire in various years beginning in 2019 and $9.5 million credits for state purposes that carry forward indefinitely until fully exhausted. The Company had foreign tax credits of $14.4 million that expire in various years beginning in 2009. Of the federal net operating loss carryforwards, $9.9 million were related to stock option deductions, the tax benefit of which will be credited to additional paid-in capital when realized.

On April 1, 2007, the Company adopted FIN 48, which clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. As a result of implementing FIN 48 on April 1, 2007, the Company recognized a cumulative effect adjustment of $1.3 million as a reduction to the beginning balance of "Retained earnings" on its Consolidated Balance Sheets. At adoption, the Company had gross unrecognized tax benefits of $20.3 million, of which $6.3 million would impact the effective tax rate if recognized.

Following the adoption of FIN 48, the Company elected to recognize interest and/or penalties related to uncertain tax positions within "provision for (benefit from) income taxes" in the Company's Consolidated Statements of Operations, which is consistent with the Company's treatment of tax related interest and penalties prior to its adoption of FIN 48.

To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The amount of interest and penalties accrued at April 1, 2007, upon the adoption of FIN 48, was immaterial. In addition, no material amount was accrued during fiscal 2008.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits during the fiscal year:

	(In Thousands)
Balance at April 1, 2007 (date of implementation)	$20,325
Increases related to prior year tax positions	2,019
Decreases related to prior year tax positions	(904)
Increases related to current year tax positions	1,209
Decreases related to settlement with taxing authorities	(1,139)
Balance at March 31, 2008	$21,510

As of March 31, 2008, total unrecognized tax benefits in the amount of $4.4 million, if recognized, would impact the effective tax rate.

The Company is subject to U.S. federal income tax as well as income taxes in many U.S. states and foreign jurisdictions. As of March 31, 2008, tax years 2004 through 2008 remained open to examination by the U.S. federal taxing authorities, tax years 1994 through 2008 remained open to examination by U.S. state taxing authorities, tax years 1998 through 2008 remained open to examination in Singapore and tax years 2001 through 2008 remained open to examination in various foreign jurisdictions. As a result of the IRS's stated intent to close the fiscal 2004 through 2006 audit cycle as a "no change" it is reasonably possible that the Company's total gross unrecognized tax benefits will decrease by $3.3 million during the next twelve months, none of which is expected

Note 13. Income Taxes (Continued)

to impact the Company's effective tax rate. The unrecognized tax benefits relate to the Company's U.S. tax treatment of Original Issue Discount interest and cost shared equity compensation. Other than these amounts, the Company does not anticipate any significant change to its total unrecognized tax benefits during the next twelve months.

At March 31, 2008, the Company had a long term tax receivable balance of $2.8 million and a short term receivable of $4.6 million, primarily comprised of income taxes receivable from the IRS and foreign tax authorities. The Company's FIN 48 tax liability at March 31, 2008 was $4.4 million and is included within "Other long-term liabilities." In addition, the Company had short term deferred tax assets of $9.0 million, which was included within "Other current assets" and long-term deferred tax liabilities of $9.9 million. The net change in the Company's tax related assets and liabilities during fiscal 2008 was primarily the result of U.S. tax refunds received. Tax related liabilities are primarily composed of the accrual and release of income, withholding and transfer taxes accrued by the Company in the taxing jurisdictions in which it operates around the world, including, but not limited to, the United States, Singapore, Ireland, United Kingdom, Japan and Germany. The amount of the tax related assets and liabilities were based on management's evaluation of the Company's tax exposures in light of the complicated nature of the business transactions entered into by the Company in a global business environment.

During the quarter ended March 31, 2008, the Company changed its assertion such that foreign earnings are no longer intended to be permanently reinvested. As a result, the Company recorded a deferred tax liability of $93.8 million related to the foreign undistributed earnings, which was offset by a reduction in the Company's valuation allowance against its deferred tax assets. There was no significant impact of the change in assertion on "provision for (benefit from) income taxes" in the Consolidated Statements of Operations.

Note 14. Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share gives effect to all potentially dilutive common shares outstanding during the period, which include certain stock–based awards and warrants, calculated using the treasury stock method, and convertible notes which are potentially dilutive at certain earnings levels, and are computed using the if-converted method.



Note 14. Net Income (Loss) Per Share (Continued)

A reconciliation of the numerator and denominator of the basic and diluted income (loss) per share computations for continuing operations, discontinued operations and net income (loss) were as follows:

	Years Ended March 31,		
	2008	2007	2006
	(in thousands, except per share amounts)		
Numerator:			
Income (loss) from continuing operations—basic	$(10,094)	$ 24,846	$(135,832)
Income (loss) from discontinued operations—basic	479	5,997	(12,600)
Net income (loss)—basic	$ (9,615)	$ 30,843	(148,432)
Adjustment:			
Adjustment for interest expense on ¾% Notes, net of taxes	$ —	$ 3,062	$ —
Adjusted income (loss) from continuing operations—diluted	$(10,094)	$ 27,908	$(135,832)
Adjusted income (loss) from discontinued operations—diluted	479	5,997	(12,600)
Adjusted net income (loss)—diluted	$ (9,615)	$ 33,905	$(148,432)
Denominator:			
Weighted average shares outstanding—basic	118,613	116,602	113,405
Effect of dilutive securities:			
Employee stock options and other	—	864	—
¾% Notes	—	19,224	—
Weighted average shares and potentially dilutive common shares outstanding—diluted	118,613	136,690	113,405
Income (loss) per share:			
Basic:			
Continuing operations	$ (0.09)	$ 0.21	$ (1.20)
Discontinued operations	$ 0.00	$ 0.05	$ (0.11)
Net income (loss)	$ (0.08)	$ 0.26	$ (1.31)
Diluted:			
Continuing operations	$ (0.09)	$ 0.20	$ (1.20)
Discontinued operations	$ 0.00	$ 0.04	$ (0.11)
Net income (loss)	$ (0.08)	$ 0.25	$ (1.31)

Diluted loss per share from continuing operations, discontinued operations and net loss for fiscal years 2008 and 2006 was based only on the weighted-average number of shares outstanding during each of the periods, as the inclusion of any common stock equivalents would have been anti-dilutive. In addition, certain potential common shares were excluded from the diluted computation from continuing operations, discontinued operations and net income for fiscal 2007 because their inclusion would have been anti-dilutive. The items excluded for fiscal years 2008, 2007 and 2006 were as follows:

	Years Ended March 31,		
	2008	2007	2006
		(in thousands)	
Outstanding stock options	11,262	11,745	15,934
Outstanding restricted stock awards and units	1,730	2	—
Warrants[(1)]	19,724	19,871	19,874
¾% Notes	19,224	—	19,224
3% Notes	—	646	950

(1) In connection with the issuance of its ¾% Notes, the Company entered into a derivative financial instrument to repurchase up to 19,224,000 shares of its common stock, at the Company's option, at specified prices in the future to mitigate any potential dilution as a result of the conversion of the ¾% Notes. See Note 7 to the Consolidated Financial Statements for further details.

Note 15. IBM Distribution Agreement, ServeRAID Agreement and Patent Cross-License Agreement

In August 2004, the Company entered into an agreement to sell external storage products to IBM. In connection with the agreement, the Company issued IBM a warrant to purchase 250,000 shares of the Company's common stock at an exercise price of $6.94 per share. The warrant has a term of five years from the date of issuance and was immediately exercisable. The warrant was valued at $1.0 million using the Black-Scholes valuation model using a volatility rate of 62%, a risk-free interest rate of 4.0% and an estimated life of 5 years. The value of the warrant was fully expensed, as the economic benefits were not considered probable, at March 31, 2005.

In connection with the IBM i/p Series RAID acquisition in June 2004, the Company issued a warrant to IBM to purchase 250,000 shares of the Company's common stock at an exercise price of $8.13 per share. The warrant had a term of 5 years from the date of issuance and is immediately exercisable. The warrant was valued at $1.1 million, net of registration costs, using the Black-Scholes valuation model using a volatility rate of 62%, a risk-free interest rate of 3.9% and an estimated life of 5 years.

In March 2002, the Company entered into a non-exclusive, perpetual technology licensing agreement and a product supply agreement with IBM. The product supply agreement had an exclusive three-year term, which was amended in fiscal 2005 to change the nature of the agreement to be non-exclusive during the extended two-year term. The technology licensing agreement grants the Company the right to use IBM's ServeRAID technology for the Company's internal and external RAID products. Under the product supply agreement, the Company supplied RAID software, firmware and hardware to IBM for use in IBM's xSeries servers. The agreement did not contain minimum purchase commitments from IBM.

In consideration, the Company paid IBM a non-refundable fee of $26.0 million and issued IBM a warrant to purchase 150,000 shares of the Company's common stock at an exercise price of $15.31 per share. The warrant had a term of five years from the date of issuance and was immediately exercisable; however, the warrant expired unexercised in March 2007. The warrant was valued at approximately $1.0 million using the Black-Scholes valuation model using a volatility rate of 71.6%, a risk-free interest rate of 4.7% and an estimated life of five years. The Company allocated $12.0 million of the consideration paid to IBM to the supply agreement and allocated the remainder to the technology license fee. Fair values were determined based on discounted estimated future cash flows related to the Company's OEM ServeRAID business. The cash flow periods used were five years and the discount rates used were 15% for the supply agreement asset and 20% for the technology license fee based upon the Company's estimate of their respective levels of risk. Amortization of the supply agreement and the technology license fee is included in "Net revenues" and "Costs of revenues," respectively, over a five-year period reflecting the pattern in which economic benefits of the assets are realized.

In May 2000, the Company entered into a patent cross-license agreement with IBM, which was subsequently amended in March 2002. Under the agreement, the Company obtained a release of past infringement claims made prior to January 1, 2000 and received the right to use certain IBM patents from January 1, 2000 through June 30, 2007. Additionally, the Company granted IBM a license to use all of the Company's patents for the same period. In consideration, the Company paid an aggregate patent fee of $13.3 million. The patent license fee was amortized over the period from January 1, 2000 through June 30, 2007. A number of the licensed patents have either expired or are no longer significant to the Company's product portfolio. If the Company should determine that it is necessary to extend the term of the patent license, the Company believes that it will be able to reach agreement with IBM for such an extension, without interruption to its business operations.

Note 16. Guarantees

Intellectual Property and Other Indemnification Obligations

The Company has entered into agreements with customers and suppliers that include intellectual property indemnification obligations. These indemnification obligations generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. In each of these circumstances, payment by the Company is conditional on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party's claims. Further, the Company's obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments made by it under these agreements. In addition, the Company has agreements whereby it indemnifies its directors and certain of its officers for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. These indemnification agreements are not subject to a maximum loss clause; however, the Company maintains a Director and Officer insurance policy which may cover all or a portion of the liabilities arising from its obligation to indemnify its directors and officers. It is not possible to make a reasonable estimate of the maximum potential amount of future payments under these or similar agreements due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, the Company has not incurred significant costs to defend lawsuits or settle claims related to such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

Product Warranty

The Company provides an accrual for estimated future warranty costs based upon the historical relationship of warranty costs to sales. The estimated future warranty obligations related to product sales are recorded in the period in which the related revenue is recognized. The estimated future warranty obligations are affected by sales volumes, product failure rates, material usage and replacement costs incurred in correcting a product failure. If actual product failure rates, material usage or replacement costs differ from the Company's estimates, revisions to the estimated warranty obligations would be required; however, the Company made no adjustments to pre-existing warranty accruals in fiscal years 2008 and 2007.

A reconciliation of the changes to the Company's warranty accrual for fiscal years 2008, 2007 and 2006 was as follows:

	Years Ended March 31,		
	2008	2007	2006
		(in thousands)	
Balance at beginning of period	$ 950	$ 2,051	$ 2,084
Warranties provided	2,389	3,770	5,028
Actual costs incurred	(2,598)	(4,871)	(5,061)
Balance at end of period	$ 741	$ 950	$ 2,051

Note 17. Settlement with Steel Partners, L.L.C. and Steel Partners II, L.P.

On October 26, 2007, the Company, Steel Partners, L.L.C. and Steel Partners II, L.P. (together, "Steel") entered into an agreement (the "Settlement Agreement") ending the election contest that was to occur at the Company's 2007 Annual Meeting of Stockholders (the "Annual Meeting"). Steel beneficially owned approximately 15% of the Company's common stock as of December 31, 2007.

In December 2007, the Company held the Annual Meeting, at which the Company's stockholders elected nine directors to the Company's Board of Directors. Of these nine directors, three of the directors, Jack L. Howard, John J. Quicke and John Mutch, were nominated for election at the Annual Meeting by the Company

Note 17. Settlement with Steel Partners, L.L.C. and Steel Partners II, L.P. (Continued)

pursuant to the terms of the Settlement Agreement. Steel represented to the Company in the Settlement Agreement that Mr. Howard and Mr. Quicke may be deemed to be affiliates of Steel under the rules of the Securities Exchange Act of 1934, but that Mr. Mutch was not an affiliate of Steel. Mr. Quicke was appointed to the Company's Compensation Committee, Mr. Howard was appointed to the Company's Nominating and Governance Committee and Mr. Mutch was appointed to the Company's Audit Committee. The Company compensated each of these directors, including the two directors who are affiliates of Steel, with equity awards or equity based awards in amounts that are consistent with the Company's Non-Employee Director Compensation Policy.

Note 18. Segment, Geographic and Significant Customer Information

Segment Information

With OEMs incorporating other connectivity technologies directly into their products, the increased level of competition entering the market, and the complexities of the retail channel, the Company decided in fiscal 2007 not to invest further in its DSG segment. The Company's DSG segment provided high-performance I/O connectivity and digital media products for personal computing platforms, including notebook and desktop PCs, which were sold to retailers, OEMs and distributors. The Company wound down the DSG business throughout fiscal 2007 and exited it at March 31, 2007. As a result, in the first quarter of fiscal 2008, the Company revised its internal reporting structure by including the remaining SCSI products from its previous DSG segment in its DPS segment. The remainder of the DSG segment was included in the "Other" category, as it represents a reconciling item to its consolidated results of operations. In addition, during the first quarter of fiscal 2007, as a result of retaining the Snap Server portion of the systems business, the Company reorganized its internal organization structure and identified SSG as a new segment, in addition to its then existing segments. Following the revision to its internal reporting structure, the Company operated in two segments, DPS and SSG. A description of the types of customers or products and services provided by each segment is as follows:

- DPS provides data protection storage products and currently sells all of the Company's storage technologies, including ASICs, board-level products, RAID controllers, internal enclosures and stand-alone software. The Company sells these products directly to OEMs, ODMs that supply OEMs, system integrators, VARs and end users through the Company's network of distribution and reseller channels.
- SSG provides Snap Server storage systems for storage and protection of both file (NAS) and block (iSCSI) data, as well as related backup, replication, snapshot, and management software. The Company sells these products to end users through its network of distribution partners, solution providers, e-tailers and VARs.

Note 18. Segment, Geographic and Significant Customer Information (Continued)

Summarized financial information on the Company's reportable segments, under the revised internal reporting structure, is shown in the following table. The segment financial data for historical periods has been restated to reflect the current internal reporting structure. There were no inter-segment revenues for the periods shown below. The Company does not separately track all tangible assets or depreciation by segments nor are the segments evaluated under these criteria. Segment financial information is summarized as follows for fiscal years 2008, 2007 and 2006:

	DPS	SSG	Other	Total
		(in thousands)		
Fiscal 2008:				
Net revenues	$145,082	$22,318	$ —	$167,400
Segment income (loss)	26,635	(6,337)	—	20,298
Fiscal 2007:				
Net revenues	$214,522	$28,060	$12,626	$255,208
Segment income (loss)	36,894	(7,022)	(922)	28,950
Fiscal 2006:				
Net revenues	$283,066	$33,997	$27,079	$344,142
Segment income (loss)	63,244	(4,949)	(5,261)	(53,034)

A reconciliation of the Company's "Loss from continuing operations before income taxes" on the Consolidated Statements of Operations, which consisted of its segment income (loss) and the details of unallocated corporate income and expenses for fiscal years 2008, 2007 and 2006, was as follows:

	Years Ended March 31,		
	2008	2007	2006
		(in thousands)	
Total segment income	$ 20,298	$ 28,950	$ 53,034
Unallocated corporate expenses, net[1]	(57,873)	(71,610)	$ (88,930)
Restructuring charges	(6,273)	(3,711)	(10,430)
Goodwill impairment	—	—	(90,602)
Other (charges) gains	3,371	(14,700)	(11,603)
Interest and other income	31,335	25,618	17,621
Interest expense	(3,646)	(3,405)	(3,314)
Loss from continuing operations before income taxes	$(12,788)	$(38,858)	$(134,224)

(1) The unallocated corporate expenses, net, included all administrative expenses, certain research and development and selling and marketing expenses, stock-based compensation expense and amortization of acquisition-related intangible assets.

The following table presents net revenues by countries based on the location of the selling entities:

	Years Ended March 31,		
	2008	2007	2006
		(in thousands)	
United States	$ 73,182	$115,064	$139,335
Singapore	—	91,562	204,807
Ireland	94,218	48,582	—
Net revenues	$167,400	$255,208	$344,142

ADAPTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18. Segment, Geographic and Significant Customer Information (Continued)

The following table presents net property and equipment by countries based on the location of the assets:

	March 31, 2008	March 31, 2007
	(in thousands)	
United States	$12,682	$14,803
Singapore	80	254
Other countries	522	795
Property and equipment, net	$13,284	$15,852

Note 19. Supplemental Disclosure of Cash Flows

	Years Ended March 31, 2008	2007	2006
	(in thousands)		
Interest paid	$ 3,556	$4,150	$ 3,301
Income taxes paid	3,879	1,369	15,856
Income tax refund received	16,214	2,563	64
Non-cash investing and financial activities:			
Adjustment for deferred stock-based compensation	—	(319)	(444)
Unrealized gains (losses) on available-for-sale securities	1,861	3,792	(2,687)

Note 20. Comparative Quarterly Financial Data (unaudited)

The following table summarized the Company's quarterly financial data:

	Quarters				
	First	Second	Third	Fourth	Year
	(in thousands, except per share amounts)				
Fiscal 2008:					
Net revenues	$ 42,387	$ 43,974	$ 41,162	$ 39,877	$167,400
Gross profit	13,997	15,378	16,169	16,929	62,473
Income (loss) from continuing operations, net of taxes	(3,635)	(7,488)	1,108	(79)	(10,094)
Loss from discontinued operations, net of taxes	—	(144)	—	623	479
Net income (loss)	(3,635)	(7,632)	1,108	544	(9,615)
Income (loss) per share:					
Basic					
Continuing operations	$ (0.03)	$ (0.06)	$ 0.01	$ (0.00)	$ (0.09)
Discontinued operations	$ —	$ (0.00)	$ —	$ 0.01	$ 0.00
Net income (loss)	$ (0.03)	$ (0.06)	$ 0.01	$ 0.00	$ (0.08)
Diluted					
Continuing operations	$ (0.03)	$ (0.06)	$ 0.01	$ (0.00)	$ (0.09)
Discontinued operations	$ —	$ (0.00)	$ —	$ 0.01	$ 0.00
Net income (loss)	$ (0.03)	$ (0.06)	$ 0.01	$ 0.00	$ (0.08)
Shares used in computing income (loss) per share:					
Basic	117,897	118,405	118,987	119,163	118,613
Diluted	117,897	118,405	119,622	119,163	118,613
Fiscal 2007:					
Net revenues	$ 69,071	$ 73,553	$ 60,650	$ 51,934	$255,208
Gross profit	22,270	26,543	14,843	17,578	81,234
Income (loss) from continuing operations, net of taxes	(24,824)	48,757	5,077	(4,164)	24,846
Income from discontinued operations, net of taxes	1,554	2,308	1,301	834	5,997
Net income (loss)	(23,270)	51,065	6,378	(3,330)	30,843
Income (loss) per share:					
Basic					
Continuing operations	$ (0.21)	$ 0.42	$ 0.04	$ (0.04)	$ 0.21
Discontinued operations	$ 0.01	$ 0.02	$ 0.01	$ 0.01	$ 0.05
Net income (loss)	$ (0.20)	$ 0.44	$ 0.05	$ (0.03)	$ 0.26
Diluted					
Continuing operations	$ (0.21)	$ 0.36	$ 0.04	$ (0.04)	$ 0.20
Discontinued operations	$ 0.01	$ 0.02	$ 0.01	$ 0.01	$ 0.04
Net income (loss)	$ (0.20)	$ 0.38	$ 0.05	$ (0.03)	$ 0.25
Shares used in computing income (loss) per share:					
Basic	115,609	116,325	116,959	117,516	116,602
Diluted	115,609	136,735	137,330	117,516	136,690

Note 20. Comparative Quarterly Financial Data (unaudited) (Continued)

In the first quarter of fiscal 2008, the Company recorded a gain of $6.7 million on the sale of certain properties. In the first, second, third and fourth quarters of fiscal 2008, the Company recorded restructuring charges of $1.5 million, $3.5 million, $0.9 million and $0.8 million related to restructuring plans implemented in the first and second quarters of fiscal 2008. In the fourth quarter of fiscal 2008, the Company recorded adjustments of ($0.4) million related to prior fiscal years restructuring plans. During the fourth quarter of fiscal 2008, the Company recorded an impairment charge of $2.4 million to write down the SSG intangible assets related to the Elipsan and Snap Appliance acquisitions to zero due to a revision in the Company's forecasts in that quarter which resulted in expected negative cash flows for these assets for the first time. In the first quarter of fiscal 2007, the Company recorded an impairment charge of $13.2 million related to the Snap server portion of its systems business and implemented a restructuring plan. In second quarter of fiscal 2007, the Company received a discrete tax benefit of $46.0 million primarily attributable to the settlement of certain tax disputes with the United States and Singapore taxing authorities, including the resolution of the Company's fiscal 1997 U.S. Tax Court Litigation and implemented a restructuring plan. In the third quarter of fiscal 2007, the Company recorded inventory-related charges of $7.8 million and received a discrete tax benefit of $12.9 million primarily attributable to the settlement of certain tax disputes with the U.S. taxing authorities, including the resolution of its fiscal 2002 and fiscal 2003 IRS audit cycle. In the fourth quarter of fiscal 2007, the Company recorded a write-down of a minority investment of $0.9 million (see Note 12 to the Consolidated Financial Statements). These actions affect the comparability of this data.

Note 21. Glossary (Unaudited)

The following is a list of business related acronyms that are contained within this Annual Report on Form 10-K. They are listed in alphabetical order.

- **AFP:** Apple Filing Protocol
- **ASIC:** Application Specific Integrated Circuit
- **ATA:** Advanced Technology Attachment
- **CIFS:** Common Internet File System
- **DAS:** Direct Attached Storage
- **DPS:** Data Protection Solutions
- **DSG:** Desktop Solutions Group
- **EDR:** Enterprise Data Replicator
- **ESPP:** Employee Stock Purchase Plan
- **FC/IP:** Fibre Channel over Internet Protocol
- **FTP:** File Transfer Protocol
- **HBA:** Host Bus Adapter
- **HTTP:** Hypertext Transfer Protocol
- **I/O:** Input/Output
- **IP:** Internet Protocol
- **IPsec:** Internet Protocol Security

Note 21. Glossary (Unaudited) (Continued)

- **IRS:** Internal Revenue Service
- **iSCSI:** Internet SCSI
- **IT:** Information Technology
- **NAS:** Network Attached Storage
- **NFS:** Network File System
- **ODM:** Original Design Manufacturers
- **OEM:** Original Equipment Manufacturer
- **OS:** Operating System
- **PC:** Personal Computer
- **PCI:** Peripheral Component Interconnect
- **PCIe:** Peripheral Component Interconnect Express
- **PCI-X:** Peripheral Component Interconnect Extended
- **RAID:** Redundant Array of Independent Disks
- **ROC:** Raid on Chip
- **SAN:** Storage Area Networks
- **SAS:** Serial Attached SCSI
- **SATA:** Serial Advanced Technology Attachment
- **SCSI:** Small Computer System Interface
- **SMBs:** Small and Medium Businesses
- **SMI-S:** Storage Management Initiative Specification
- **SSG:** Storage Solutions Group
- **TCP/IP:** Transmission Control Protocol/Internet Protocol
- **Ultra DMA:** Ultra Direct Memory Access
- **UPS:** Uninterruptible Power Supply
- **USB:** Universal Serial Bus
- **VAR:** Value Added Reseller
- **WAN:** Wide Area Network

The following is a list of accounting rules and regulations and related regulatory bodies referred to within this Annual Report on Form 10-K. They are listed in alphabetical order.

- **APB:** Accounting Principles Board
- **APB Opinion No. 25:** Accounting for Stock Issued to Employees
- **EITF:** Emerging Issues Task Force

Note 21. Glossary (Unaudited) (Continued)

- **EITF No. 95-3:** Recognition of Liabilities in Connection with Purchase Business Combinations
- **EITF No. 96-18:** Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services
- **EITF No. 00-19:** Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's own Stock
- **EITF No. 00-21:** Revenue Recognition with Multiple Deliverables
- **EITF No. 07-1:** Accounting for Collaborative Arrangements
- **EITF No. 07-3:** Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities
- **FASB:** Financial Accounting Standards Board
- **FIN:** FASB Interpretation Number
- **FIN 44:** Accounting for Certain Transactions Involving Stock Compensation
- **FIN 48:** Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25
- **FSP:** FASB Staff Position
- **FSP APB 14-1:** Accounting for Certain Transactions involving Convertible Debt
- **FSP FAS No. 123(R)-3:** Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards
- **FSP FAS 142-3:** Accounting for Certain Transactions for Determining the Useful Life of Intangible Assets.
- **FSP FAS No. 157-1**: Application of FASB SFAS No. 157 to FASB SFAS No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13
- **FSP FAS No. 157-2**: Effective Date of SFAS No. 157
- **FSP FAS 161:** Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133
- **SAB:** Staff Accounting Bulletins
- **SAB 104:** Revenue Recognition
- **SAB 107:** Share Based Payment
- **SAB 110:** Certain Assumptions Used in Valuation Methods—Expected Term
- **SEC:** Securities Exchange Commission
- **SFAS:** Statement of Financial Accounting Standards
- **SFAS No, 13:** Accounting for Leases
- **SFAS No. 48:** Revenue Recognition When Right of Return Exists
- **SFAS No. 109:** Accounting for Income Taxes

Note 21. Glossary (Unaudited) (Continued)

- **SFAS No. 123:** Accounting for Stock-Based Compensation
- **SFAS No. 123(R):** Share Based Payment
- **SFAS No. 133:** Accounting for Derivative Instruments and Hedging Activities
- **SFAS No. 140:** Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities
- **SFAS No. 141(R):** Business Combinations
- **SFAS No. 144:** Accounting for the Impairment or Disposal of Long-Lived Assets
- **SFAS No. 146:** Accounting for Costs Associated with Exit or Disposal Activities
- **SFAS No. 148:** Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123
- **SFAS No. 155:** Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140
- **SFAS No.157:** Fair Value Measurements
- **SFAS No. 159:** The Fair Value Option for Financial Assets and Financial Liabilities
- **SFAS No. 160:** Non-controlling Interests in Consolidated Financial Statements
- **SOP:** Statement of Position
- **SOP No. 97-2:** Software Revenue Recognition
- **SOP No. 98-9:** Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions

www.adaptec.com
Adaptec, Inc.
691 S. Milpitas Blvd.
Milpitas, CA 95035
(408) 945-8600
adaptec



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